Filed Pursuant to Rule 424(b)(3)
Registration 333-249282

P R O S P E C T U S

Puget Energy, Inc.

OFFER TO EXCHANGE ITS

4.100% Senior Secured Notes due 2030

that have been registered under the Securities Act of 1933, as amended for any and all of its outstanding

4.100% Senior Secured Notes due 2030

that were issued and sold in a transaction

exempt from registration

under the Securities Act of 1933, as amended

Puget Energy, Inc., a Washington corporation, hereby offers to exchange, upon the terms and conditions set forth in this prospectus and the accompanying letter of transmittal, up to $650 million in aggregate principal amount of its 4.100% Senior Secured Notes due 2030, which we refer to as the “exchange notes,” for the same principal amount of its outstanding 4.100% Senior Secured Notes due 2030, which we refer to as the “original notes.” We refer to the original notes and the exchange notes, collectively, as the “Notes.” The original notes are and the exchange notes will be senior secured obligations and rank and will rank pari passu in right of payment with all of our existing and future senior secured indebtedness and will rank senior to all of our future subordinated indebtedness. Subject to certain exceptions, the Notes are and will be secured by a security interest in (i) substantially all of our assets, which for all practical purposes consists mainly of all of the issued and outstanding stock in our wholly owned operating subsidiary, Puget Sound Energy, Inc. (“PSE”) and (ii) all of our equity interests owned by our parent company, Puget Equico LLC (“Puget Equico”). These same assets also secure our obligations under our senior secured credit facility on an equal and ratable basis and may secure other obligations in the future on an equal and ratable basis.

The terms of the exchange notes are substantially identical to the terms of the original notes, except that the exchange notes will generally be freely transferable and do not contain certain terms with respect to registration rights and liquidated damages. We will issue the exchange notes under the indenture governing the original notes. For a description of the principal terms of the exchange notes, see “Description of Notes.”

The exchange offer will expire at 5:00 p.m. New York City time, on November 17, 2020, unless we extend the offer. At any time prior to the expiration date, you may withdraw your tender of any original notes; otherwise, such tender is irrevocable. We will receive no cash proceeds from the exchange offer.

The exchange notes constitute a new issue of securities for which there is no established trading market. Any original notes not tendered and accepted in the exchange offer will remain outstanding. To the extent original notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, original notes could be adversely affected. Following consummation of the exchange offer, the original notes will continue to be subject to their existing transfer restrictions and we will generally have no further obligations to provide for the registration of the original notes under the Securities Act of 1933, as amended, or the Securities Act. We cannot guarantee that an active trading market will develop or give assurances as to the liquidity of the trading market for either the original notes or the exchange notes. We do not intend to apply for listing of either the original notes or the exchange notes on any exchange or market.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of its exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for a period of 180 days following the consummation of the exchange offer (or until such broker-dealer is no longer required to deliver a prospectus) in connection with resales of exchange notes received in exchange for notes where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

Investing in the exchange notes involves certain risks. Please read “Risk Factors” beginning on page 10 of this prospectus.

This prospectus and the letter of transmittal are first being mailed to all holders of the original notes on or about October 19, 2020.

Neither the Securities and Exchange Commission, or the SEC or the Commission, nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2020.

You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with information different from that contained in this prospectus. We are offering to exchange original notes for exchange notes only in jurisdictions where such offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any other date other than the date on the front of these documents.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the exchange offer, and, if given or made, such information or representations must not be relied upon as having been authorized by Puget Energy. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer or a solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstance create an implication that there has been no change in the affairs of Puget Energy since the date hereof of this prospectus.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these as forward-looking and provide meaningful cautionary language identifying important factors that could cause actual results to differ from the projected results. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will likely result,” or “will continue” or the negative of such terms or similar expressions are intended to identify certain of these forward-looking statements.

Forward-looking statements reflect our current expectations and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us and PSE, as applicable, to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties. However, there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished.

In addition to other factors and matters discussed elsewhere in this prospectus, some important factors that could cause our actual results or outcomes to differ materially from past results and those discussed in the forward-looking statements include:

•

Governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC) and the Washington Utilities and Transportation Commission (Washington Commission), that may affect our ability to recover costs and earn a reasonable return, including but not limited to disallowance or delays in the recovery of capital investments and operating costs and discretion over allowed return on investment;

•

Changes in, adoption of and compliance with laws and regulations, including decisions and policies concerning the environment, climate change, greenhouse gas or other emissions or by products of electric generation (including coal ash or other substances), natural resources, and fish and wildlife (including the Endangered Species Act) as well as the risk of litigation arising from such matters, whether involving public or private claimants or regulatory investigative or enforcement measures;

•

Changes in tax law, related regulations or differing interpretation, or enforcement of applicable law by the Internal Revenue Service (IRS) or other taxing jurisdiction and PSE’s ability to recover costs in a timely manner arising from such changes;

•	Inability to realize deferred tax assets and use production tax credits (PTCs) due to insufficient future taxable income;

•

Accidents or natural disasters, such as hurricanes, windstorms, earthquakes, floods, fires and landslides, and other acts of God, terrorism, asset-based or cyber-based attacks, pandemic or similar significant events, which can interrupt service and lead to lost revenue, cause temporary supply disruptions and/or price spikes in the cost of fuel and raw materials and impose extraordinary costs;

•

The impact of widespread health developments, including the recent global coronavirus (COVID-19) pandemic, and responses to such developments (such as voluntary and mandatory quarantines, including government stay at home orders, as well as shut downs and other restrictions on travel, commercial, social and other activities) could materially and adversely affect, among other things, electric and natural gas demand, customers’ ability to pay, supply chains, availability of skilled work- force, contract counterparties, liquidity and financial markets;

•	Commodity price risks associated with procuring natural gas and power in wholesale markets from creditworthy counterparties;

•

Wholesale market disruption, which may result in a deterioration of market liquidity, increase the risk of counterparty default, affect the regulatory and legislative process in unpredictable ways, negatively affect wholesale energy prices and/or impede PSE’s ability to manage its energy portfolio risks and procure energy supply, affect the availability and access to capital and credit markets and/or impact delivery of energy to PSE from its suppliers;

•

Financial difficulties of other energy companies and related events, which may affect the regulatory and legislative process in unpredictable ways, adversely affect the availability of and access to capital and credit markets and/or impact delivery of energy to PSE from its suppliers;

•	The effect of wholesale market structures (including, but not limited to, regional market designs or transmission organizations) or other related federal initiatives;

•

PSE electric or natural gas distribution system failure, blackouts or large curtailments of transmission systems (whether PSE’s or others’), or failure of the interstate natural gas pipeline delivering to PSE’s system, all of which can affect PSE’s ability to deliver power or natural gas to its customers and generating facilities;

•

Electric plant generation and transmission system outages, which can have an adverse impact on PSE’s expenses with respect to repair costs, added costs to replace energy or higher costs associated with dispatching a more expensive generation resource;

•	The ability to restart generation following a regional transmission disruption;

•	The ability of a natural gas or electric plant to operate as intended;

•	Changes in climate or weather conditions in the Pacific Northwest, which could have effects on customer usage and PSE’s revenue and expenses;

•	Regional or national weather, which could impact PSE’s ability to procure adequate supplies of natural gas, fuel or purchased power to serve its customers and the cost of procuring such supplies;

•	Variable hydrological conditions, which can impact streamflow and PSE’s ability to generate electricity from hydroelectric facilities;

•	Variable wind conditions, which can impact PSE’s ability to generate electricity from the wind facilities;

•	The ability to renew contracts for electric and natural gas supply and the price of renewal;

•	Industrial, commercial and residential growth and demographic patterns in the service territories of PSE;

•	General economic conditions in the Pacific Northwest, which may impact customer consumption or affect PSE’s accounts receivable;

•

The loss of significant customers, changes in the business of significant customers or the condemnation of PSE’s facilities as a result of municipalization or other government action or negotiated settlement, which may result in changes in demand for PSE’s services;

•	The failure of information systems or the failure to secure information system data, which may impact the operations and cost of PSE’s customer service, generation, distribution and transmission;

•	Opposition and social activism that may hinder PSE’s ability to perform work or construct infrastructure;

•	Capital market conditions, including changes in the availability of capital and interest rate fluctuations;

•

Employee workforce factors including strikes; work stoppages; absences due to pandemics, accidents, natural disasters or other significant unforeseeable events; availability of qualified employees or the loss of a key executive;

•	The ability to obtain insurance coverage, the availability of insurance for certain specific losses, and the cost of such insurance;

•	The ability to maintain effective internal controls over financial reporting and operational processes;

•	Changes in our or PSE’s credit ratings, which may have an adverse impact on the availability and cost of capital for us or PSE generally; and

•

Deteriorating values of the equity, fixed income and other markets which could significantly impact the value of investments of PSE’s retirement plan, post-retirement medical benefit plan trusts and the funding of obligations thereunder.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. You are also advised to consult Item 1A—“Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and any further disclosures we make on related subjects in our current reports on Form 8-K.

PROSPECTUS SUMMARY

This section contains a general summary of certain of the information contained in this prospectus and does not include all of the information that may be important to you in making your investment decision. You should read this entire prospectus, including the “Risk Factors” section and the financial statements and notes to those statements contained in this prospectus before making an investment decision. See “Where You Can Find More Information.” As used herein, unless otherwise stated or indicated by context, references to “we,” “our” and “us” refer to Puget Energy, Inc. References to “PSE” are to Puget Sound Energy, Inc., our wholly owned subsidiary.

Puget Energy, Inc.

Overview

We are an energy services holding company incorporated in the state of Washington in 1999.

Substantially all of our operations are conducted through our subsidiary, PSE, a utility company. We also have a wholly-owned, non-regulated subsidiary, Puget LNG, LLC (“Puget LNG”), which was formed in 2016 and has the sole purpose of owning, developing and financing the non-regulated activity of a liquefied natural gas (LNG) facility at the Port of Tacoma, Washington.

We are an indirect wholly-owned subsidiary of Puget Holdings LLC (“Puget Holdings”). All of our common stock is indirectly owned by Puget Holdings. Puget Holdings is owned by a consortium of long-term infrastructure investors including the Canada Pension Plan Investment Board, the British Columbia Investment Management Corporation (BCI), the Alberta Investment Management Corporation (AIMCo), Ontario Municipal Employee Retirement System (OMERS) and PGGM Vermogensbeheer B.V. (collectively, the “Consortium”).

We are the direct parent company of PSE, the oldest and largest electric and natural gas utility headquartered in the state of Washington, primarily engaged in the business of electric transmission, distribution, generation and natural gas distribution. Our business strategy is to generate stable cash flows by offering reliable electric and natural gas service in a cost-effective manner through PSE.

PSE is a public utility incorporated in the state of Washington in 1960. PSE furnishes electric and natural gas services to residential and commercial customers within a service territory covering approximately 6,000 square miles, principally in the Puget Sound region of the state of Washington. At December 31, 2019, PSE had approximately 1,174,036 electric customers, of which approximately 88.0% were residential customers, 11.1% were commercial customers and 0.9% were industrial, transportation and other customers. At December 31, 2019, PSE had approximately 846,780 gas customers, of which approximately 93.0% were residential customers, 6.7% were commercial customers and 0.3% were industrial and transportation customers.

PSE is affected by various seasonal weather patterns and therefore, utility revenues and associated expenses are not generated evenly during the year. Energy usage varies seasonally and monthly, primarily as a result of weather conditions. PSE experiences its highest retail energy sales in the first and fourth quarters of the year. Sales of electricity to wholesale customers also vary by quarter and year depending principally upon fundamental market factors and weather conditions. PSE has a Purchased Gas Adjustment (“PGA”) mechanism in retail natural gas rates to recover variations in natural gas supply and transportation costs. PSE also has a Power Cost Adjustment (“PCA”) mechanism in retail electric rates to recover variations in electricity costs on a shared basis with customers.

Since substantially all of our operations are conducted through PSE, our primary source of funds for the repayment of our indebtedness is dividends paid by PSE, which is subject to numerous restrictions on its ability to pay dividends, some of which derive from state corporate law, PSE’s gas and electric mortgage indentures and its credit agreements, state regulations and commitments made to the Washington Commission in connection with the Washington Commission’s order approving our merger with Puget Holdings. See “Risk Factors – Risks Relating to Puget Energy’s Corporate Structure – As a holding company, we depend on PSE’s ability to pay dividends”.

Our executive office is located at 355 110th Ave NE, Bellevue, Washington 98004, and our mailing address is P.O. Box 97034, Bellevue, Washington, 98009-9734. Our telephone number is (425) 454-6363. Our website address is www.pugetenergy.com. Information found on our website is not incorporated into or otherwise part of this prospectus.

Summary of the Exchange Offer

In May 2020, we completed a private offering of the original notes. We received aggregate proceeds, before expenses, commissions and discounts, of $650,000,000 from the sale of the original notes.

In connection with the offering of original notes, we entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed to use best efforts to cause an exchange offer registration statement of which this prospectus is a part to be declared effective by the SEC within 180 days of the issuance of the original notes as part of an exchange offer for the original notes. In an exchange offer, you are entitled to exchange your original notes for exchange notes, with substantially identical terms as the original notes. The exchange notes will be accepted for clearance through The Depository Trust Company, or the DTC, and Clearstream Banking SA, or Clearstream, or Euroclear Bank S.A./ N.V., as operator of the Euroclear System, or Euroclear, with a new CUSIP and ISIN number and common code. You should read the discussions under the headings “The Exchange Offer,” “Description of Notes,” and “Book-Entry; Delivery and Form” respectively, for more information about the exchange offer and exchange notes. After the exchange offer is completed, you will no longer be entitled to any exchange or, with limited exceptions, registration rights for your original notes.

The Exchange Offer	We are offering to exchange up to $650 million principal amount of the exchange notes for up to $650 million principal amount of the original notes. Original notes may only be exchanged in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The terms of the exchange notes are identical in all material respects to those of the original notes, except the exchange notes will not be subject to transfer restrictions and holders of the exchange notes, with limited exceptions, will have no registration rights. Also, the exchange notes will not include provisions contained in the original notes that required payment of liquidated damages in the event we failed to satisfy our registration obligations with respect to the original notes.

Original notes that are not tendered for exchange will continue to be subject to transfer restrictions and, with limited exceptions, will not have registration rights. Therefore, the market for secondary resales of original notes that are not tendered for exchange is likely to be minimal.

We will issue registered exchange notes promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on November 17, 2020, unless we decide to extend the expiration date. Please read “The Exchange Offer—Extensions, Delay in Acceptance, Termination or Amendment” for more information about extending the expiration date.

Withdrawal of Tenders	You may withdraw your tender of original notes at any time prior to the expiration date. We will return to you, without charge, promptly after the expiration or termination of the exchange offer any original notes that you tendered but that were not accepted for exchange.

Conditions to the Exchange Offer	We will not be required to accept original notes for exchange if there is a question as to whether the exchange offer would be unlawful.

The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered. Please read “The Exchange Offer—Conditions to the Exchange Offer” for more information about the conditions to the exchange offer.

Procedures for Tendering Original Notes	If your original notes are held through DTC and you wish to participate in the exchange offer, you may do so through DTC’s automated tender offer program. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not intend to participate in the distribution of the original notes or the exchange notes;

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•

if you are a broker-dealer or you are using the exchange offer to participate in the distribution of exchange notes, you agree and acknowledge that you could not, under Commission policy, rely on certain no-action letters, and you must comply with the registration and prospectus delivery requirements in connection with a secondary resale transaction.

Special Procedures for Beneficial Owner	If you own a beneficial interest in original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the original notes in the exchange offer, please contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf and to comply with our instructions described in this prospectus.

Guaranteed Delivery Procedures	You must tender your original notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures” if any of the following apply:

•	you wish to tender your original notes but they are not immediately available;

•	you cannot deliver your original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	you cannot comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date.

Resales	Except as indicated in this prospectus, we believe that the exchange notes may be offered for resale, resold and otherwise transferred without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

•	you are not our affiliate;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not intend to participate in the distribution of the original notes or the exchange notes;

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•

if you are a broker-dealer or you are using the exchange offer to participate in the distribution of exchange notes, you agree and acknowledge that you could not, under Commission policy, rely on certain no-action letters, and you must comply with the registration and prospectus delivery requirements in connection with a secondary resale transaction.

Our belief is based on existing interpretations of the Securities Act by the SEC staff set forth in several no-action letters to third parties. We do not intend to seek our own no-action letter, and there is no assurance that the SEC staff would make a similar determination with respect to the exchange notes. If this interpretation is inapplicable, and you transfer any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not assume, or indemnify holders against, such liability.

Each broker-dealer that is issued exchange notes for its own account in exchange for original notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes during the Exchange Offer Registration Period. See “Plan of Distribution.”

United States Federal Income Tax Considerations	The exchange of original notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. Please see “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer. We will pay certain expenses incident to the exchange offer. See “The Exchange Offer—Transfer Taxes.”

Registration Rights	If we fail to complete the exchange offer as required by the registration rights agreement, we may be obligated to pay additional interest to holders of the original notes. Please see “Description of Notes—Registration Rights; Additional Interest” for more information regarding your rights as a holder of the original notes.

The Exchange Agent

We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. As described in more detail under the caption “The Exchange Offer—Procedures for Tendering,” if you are not tendering under DTC’s automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

Wells Fargo Bank, National Association

By Mail (Registered or Certified Mail Recommended), Overnight Courier or Hand:	By Facsimile Transmission (for Eligible Institutions Only):	Confirm Receipt of Tenders by Telephone:

Wells Fargo Bank, N.A. Corporate Trust Services 608 2nd Avenue South, 12th Floor Minneapolis, MN 55402 ATTN: Bondholder Communications	(612) 667-6282	(800) 344-5128

The Exchange Notes

Issuer	Puget Energy, Inc.

Notes Offered	$650,000,000 aggregate principal amount of 4.100% Senior Secured Notes due 2030.

Maturity Date	June 15, 2030.

Interest Payment Dates	June 15 and December 15 of each year, beginning December 15, 2020.

Optional Redemption	At any time prior to March 15, 2030, we may, at our option, redeem the Notes in whole or in part, at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes then outstanding to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of such interest payments accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in either case, accrued and unpaid interest, including additional interest, thereon to the date of redemption.

At any time on or after March 15, 2030, we may, at our option, redeem the Notes, in whole or in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date.

Ranking	The Notes will be our senior secured obligations and will:

•

rank pari passu in right of payment, to the extent of the value of the Collateral (as described below) securing the Notes, with all of our existing and future senior secured indebtedness (as of March 31, 2020, our obligations under our senior secured credit facility, our term loans, our 6.500% Senior Secured Notes due 2020, our 6.000% Senior Secured Notes due 2021, our 5.625% Senior Secured Notes due 2022, and our 3.650% Senior Secured Notes due 2025 constitute our only other senior secured indebtedness);

•	be senior in right of payment to any of our future subordinated indebtedness; and

•	be structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including PSE.

As of June 30, 2020, we had approximately $2.2 billion of senior secured debt outstanding, and PSE had total long-term debt and current liabilities of approximately $5.1 billion, all of which would be structurally senior in right of payment to the Notes.

Guarantees	The Notes will not be guaranteed by any of our subsidiaries or other affiliates.

Collateral

Our obligations under the Notes will be secured by a security interest in substantially all of our assets and our equity interests owned by our direct parent company, Puget Equico, as provided in the indenture. The Collateral, consists mainly of all of the issued and outstanding stock in our wholly owned operating subsidiary, PSE, and our stock. These assets also secure our obligations under our senior secured credit facility, our term loans, and our existing senior secured notes on an equal and ratable basis and may secure other obligations in the future on an equal and ratable basis. See “Description of Notes—Security.” The Collateral will exclude certain of our assets as more specifically set forth in the Collateral Documents, as defined in the section entitled “Description of Notes—Definitions” in this prospectus, including without limitation, any lease, license, contract or agreement to which we are a party, and any of our rights or interest thereunder, if and to the extent that a security interest is prohibited by or in violation of (a) any law, rule or regulation applicable to us or (b) a term, provision or condition of any such lease, license, contract, property right or agreement (unless such law, rule, regulation, term, provision or condition would be rendered ineffective with respect to the creation of the security interest under the Collateral Documents pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code as in effect from time to time in the State of New York (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the U.S. Bankruptcy Code) or principles of equity.

Change of Control	Upon the occurrence of a Change of Control Repurchase Event, as defined in the section entitled “Description of Notes—Definitions” in this prospectus, each holder of the Notes will have the right, at the holder’s option, to require us to repurchase all or any part of the holder’s Notes at a purchase price in cash equal to 101% of the principal thereof, plus accrued and unpaid interest, including additional interest, if any, to the date of such purchase in accordance with the procedures set forth in the indenture. See “Description of Notes—Purchase of Notes Upon Change of Control Repurchase Event.”

Events of Default	For a discussion of events that will permit acceleration of the payment of the principal of and accrued interest on the Notes, see “Description of Notes—Events of Default.”

Further Issuances	We may, from time to time, without notice to or the consent of the holders of the Notes, create and issue further Notes equal in rank and having the same maturity, payment terms, redemption features, CUSIP numbers and other terms as the Notes offered by this prospectus. These further Notes may be consolidated and form a single series with the Notes offered by this prospectus.

Issuer Obligations	The obligations to pay the principal of, premium, if any, and interest on the Notes are solely our obligations, and none of Puget Equico (our direct parent company), the members of the Consortium, or any of our subsidiaries will guarantee or provide any credit support for our obligations on the Notes.

Covenants	The indenture governing the Notes contains certain covenants that, among other things, restrict our ability to merge, consolidate or transfer or lease all or substantially all of our assets. These covenants are subject to important exceptions and qualifications as described in this prospectus under the caption “Description of Notes—Certain Covenants.”

Summary Consolidated Financial Information

The following summary consolidated financial information as of and for each of the three fiscal years in the periods ended December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements. The results for the three months ended June 30, 2020 are not necessarily indicative of results for the full fiscal year or any future period. The results of the six month periods ended on June 30, 2020 and 2019 are unaudited. The summary consolidated financial information provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” the consolidated financial statements, the related notes, and other financial information, included elsewhere in this prospectus.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	(dollars in thousands)
Income statement data:
Operating revenue	3,460,276	3,346,496	3,401,130	1,785,769	1,697,809
Operating expenses	2,721,170	2,792,438	2,882,122	1,533,194	1,455,075
Balance sheet and other data (at end of period):
Cash and cash equivalents	26,616	37,521	45,259	8,028	27,434
Debt and preferred stock
Shareholders’ equity	3,750,030	3,860,758	4,000,299	3,924,066	4,033,738
Cash flow statement data:
Net cash from operating activities	972,131	904,181	527,336	290,711	496,262
Net cash from investing activities	(1,040,330)	(1,070,573)	(952,479)	(474,312)	(438,373)
Net cash from financing activities	63,664	185,193	435,727	152,037	(67,824)
Other financial data:
Capital expenditures	(1,040,135)	(1,072,670)	(959,387)	(470,335)	(438,477)
EBITDA(1)	1,314,508	1,284,163	1,284,442	669,014	631,519

(1)

EBITDA provides us with a measure of financial performance independent of items that are beyond the control of management in the short term, such as depreciation and amortization, taxation and interest expense, and unrealized gains or losses on derivative instruments. EBITDA measures our financial performance based on operational factors that management can influence in the short term, namely the cost structure and expenses of the organization.

EBITDA has limitations as an analytical tool. Material limitations in making the adjustments to our net income (loss) to calculate EBITDA include, but are not limited to:

•	the items excluded from the calculation of EBITDA generally represent income or expense items that may have a significant effect on our financial results;

•	items determined to be non-recurring in nature could, nevertheless, re-occur in the future;

•	EBITDA excludes certain tax payments that may represent a reduction in cash available to us;

•	EBITDA does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	EBITDA does not reflect the interest expense associated with, or the cash requirements necessary to service interest or principal payments on, our indebtedness.

EBITDA is not an alternative to net income, income from continuing operations, or cash flows provided by or used in operating activities as calculated and presented in accordance with GAAP. You should not rely on EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation presented below, along with our consolidated statements of income, balance sheets, statements of comprehensive income and statements of cash flows. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, EBITDA as presented may differ from and may not be comparable to similarly titled measures used by other companies.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	(dollars in thousands)
Consolidated Net Income	175,194	235,622	210,708	99,202	71,703
Consolidated Puget Energy Interest Expense (excluding AFUDC)	(354,802)	(343,795)	(356,638)	(175,786)	(195,677)
Consolidated Puget Energy Income Tax Expense	255,143	30,092	17,073	9,909	2,796
Consolidated Puget Energy Depreciation & Amortization	481,969	666,432	656,323	345,412	301,681
Conservation Amortization	121,216	111,714	96,571	53,315	47,714
PSE AFUDC(1)	10,826	13,695	14,559	6,920	7,557
Cash Interest Income	8,318	9,679	11,456	4,499	6,189
EBITDA	1,314,508	1,284,163	1,284,442	669,014	631,519

(1)	Allowance for Funds Used During Construction is a regulatory non-cash return for financing capital projects before being placed in service.

RISK FACTORS

You should carefully consider the following risks, as well as the other information contained in this prospectus, before exchanging the notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known or currently deemed immaterial may also impair our business operations and our ability to service the Notes.

RISKS RELATING TO THE EXCHANGE OFFER

Because there is no public market for the exchange notes, you may not be able to sell your exchange notes.

The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market. There can be no assurance as to:

•	The liquidity of any trading market that may develop;

•	The ability of holders to sell their exchange notes; or

•	The price at which the holders would be able to sell their exchange notes.

The exchange notes will not be listed on any exchange or market. If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

Any market-making activity in the exchange notes will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will exist for the exchange notes or that any trading market that does develop will be liquid.

In addition, any original note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Your original notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

We will issue exchange notes pursuant to the exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we may not accept your original notes for exchange.

If you do not exchange your original notes, your original notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your outstanding original notes.

We did not register the original notes and do not intend to do so following the exchange offer. Original notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under applicable securities laws. If you do not exchange your original notes, you will lose your right, except in limited circumstances, to have your original notes registered under the federal securities laws. As a result, if you hold original notes after the exchange offer, you may be unable to sell your original notes and the value of the original notes may decline. We have no obligation, except in limited circumstances, and do not currently intend, to file an additional registration statement to cover the resale of original notes that did not tender in the exchange offer or to re-offer to exchange the exchange notes for original notes following the expiration of the exchange offer.

RISKS RELATED TO COVID-19

PSE faces risks related to health epidemics such as the novel Coronavirus (COVID-19) and other outbreaks that could have a material adverse impact on our business and results of operations.

The recent outbreak of the COVID-19 has adversely impacted economic activity and conditions worldwide. We cannot predict the degree that the continued spread of COVID-19 and efforts to contain the virus (including, but not limited to, voluntary and mandatory quarantines, restrictions on travel, limiting gatherings of people, and reduced operations and extended closures of many businesses and institutions) could materially impact our results of operations, financial condition and ongoing operations. The impacts include but are not limited to:

•	impacting customer demand for electricity and natural gas by our customers, particularly from commercial and industrial customers;

•	reducing the availability and productivity of our employees;

•	causing us to experience an increase in costs as a result of our emergency measures, delayed payments from our customers and uncollectible accounts;

•	causing delays and disruptions in the availability of and timely delivery of materials and components used in our operations;

•	causing a deterioration in our financial metrics or the business environment that impacts our credit ratings;

•	causing significant disruption in the financial markets which could have a negative impact on our ability to access capital in the future and cost of capital;

•	resulting in our inability to meet the requirements of the covenants in our existing credit facilities, including covenants regarding the ratio of total debt to total capitalization; and

•	disrupting our ability to meet customer requirements and potentially significantly increase response costs.

RISKS RELATING TO PUGET ENERGY’S CORPORATE STRUCTURE

As a holding company, we depend on PSE’s ability to pay dividends.

As a holding company with no significant operations of our own, the primary source of funds for the repayment of debt and other expenses, as well as payment of dividends to our shareholder, is cash dividends PSE pays to us. PSE is a separate and distinct legal entity and has no obligation to pay any amounts to us, whether by dividends, loans or other payments. The ability of PSE to pay dividends or make distributions to us, and accordingly, our ability to pay dividends or repay debt or other expenses, will depend on PSE’s earnings, capital requirements and general financial condition. If we do not receive adequate distributions from PSE, we may not be able to meet our obligations or pay dividends.

The payment of dividends by PSE to us is restricted by provisions of certain covenants applicable to long- term debt contained in PSE’s electric and natural gas mortgage indentures. In addition, beginning February 2009, pursuant to the terms of the Washington Commission merger order, PSE may not declare or pay dividends if PSE’s common equity ratio calculated on a regulatory basis is 44.0% or below, except to the extent a lower equity ratio is ordered by the Washington Commission. Also, pursuant to the merger order, PSE’s ability to declare or make any distribution is limited by its’ corporate credit/issuer rating and EBITDA to interest ratio. The common equity ratio, calculated on a regulatory basis, was 48.4% at December 31, 2019 and the EBITDA to interest expense was 5.3 to 1.0 for the twelve-months ended December 31, 2019.

PSE’s ability to pay dividends is also limited by the terms of its credit facilities, pursuant to which PSE is not permitted to pay dividends during any Event of Default (as defined in the facilities), or if the payment of dividends would result in an Event of Default, such as failure to comply with certain financial covenants.

The Notes will be structurally subordinated to claims of creditors of PSE and our other subsidiaries.

The Notes will be structurally subordinated to indebtedness and other liabilities of PSE and our other subsidiaries. Any right that we have pursuant to our equity interest in PSE and Puget LNG to receive any assets of PSE or Puget LNG upon the liquidation or reorganization of PSE or Puget LNG, and the consequent rights of holders of the Notes to realize proceeds from the sale of their assets, will be effectively subordinated to the claims of PSE’s or Puget LNG’s creditors, including any trade creditors, debt holders, secured creditors, taxing authorities and guarantee holders. Accordingly, in the event of a bankruptcy, liquidation or reorganization of PSE or Puget LNG, PSE or Puget LNG, as the case may be, will pay the holders of their indebtedness and any of their trade creditors and any other creditors referenced above before they will be able to distribute any of their assets to us on account of our equity interest in PSE or Puget LNG. The security interest in the pledged stock of PSE will not alter the effective subordination of the Notes to the claims of creditors of PSE.

RISKS RELATING TO PSE’S BUSINESS

The actions of regulators can significantly affect PSE’s earnings, liquidity and business activities.

The rates that PSE is allowed to charge for its services are the single most important item influencing its financial position, results of operations and liquidity. PSE is highly regulated and the rates that it charges its wholesale and retail customers are determined by both the Washington Commission and the FERC.

PSE is also subject to the regulatory authority of the Washington Commission with respect to accounting, operations, the issuance of securities and certain other matters, and the regulatory authority of the FERC with respect to the transmission of electric energy, the sale of electric energy at the wholesale level, accounting and certain other matters. In addition, proceedings with the Washington Commission typically involve multiple stakeholder parties, including consumer advocacy groups and various consumers of energy, who have differing concerns but who have the common objective of limiting rate increases or decreasing rates. Policies and regulatory actions by these regulators could have a material impact on PSE’s financial position, results of operations and liquidity.

PSE’s recovery of costs is subject to regulatory review and its operating income may be adversely affected if its costs are disallowed.

The Washington Commission determines the rates PSE may charge to its electric retail customers based, in part, on historic costs during a particular test year, adjusted for certain normalizing adjustments. Power costs on the other hand, are normalized for market, weather and hydrological conditions projected to occur during the applicable rate year, the ensuing twelve-month period after rates become effective. The Washington Commission determines the rates PSE may charge to its natural gas customers based on historic costs during a particular test year. Natural gas costs are adjusted through the PGA mechanism, as discussed previously. If in a specific year PSE’s costs are higher than the amounts used by the Washington Commission to determine the rates, revenue may not be sufficient to permit PSE to earn its allowed return or to cover its costs. In addition, the Washington Commission has the authority to determine what level of expense and investment is reasonable and prudent in providing electric and natural gas service. If the Washington Commission decides that part of PSE’s costs do not meet the standard, those costs may be disallowed partially or entirely and not recovered in rates. For the aforementioned reasons, the rates authorized by the Washington Commission may not be sufficient to earn the allowed return or recover the costs incurred by PSE in a given period.

PSE is currently subject to a Washington Commission order that requires PSE to share its excess earnings above the authorized rate of return with customers.

The Washington Commission previously approved an electric and natural gas decoupling mechanism for the recovery of its delivery-system and fixed production costs, along with a rate plan and earnings sharing mechanism that requires PSE and its customers to share in any earnings in excess of the authorized rate of return of 7.39%. The earnings test is done for each service (electric/natural gas) separately, so PSE would be obligated to share the earnings for one service exceeding the authorized rate of return, even if the other service did not exceed the authorized rate of return.

The PCA mechanism, by which variations in PSE’s power costs are apportioned between PSE and its customers pursuant to a graduated scale, could result in significant increases in PSE’s expenses if power costs are significantly higher than the baseline rate.

PSE has a PCA mechanism that provides for recovery of power costs from customers or refunding of power cost savings to customers, as those costs vary from the “power cost baseline” level of power costs which are set, in part, based on normalized assumptions about weather and hydrological conditions. Excess power costs or power cost savings will be apportioned between PSE and its customers pursuant to the graduated scale set forth in the PCA mechanism and will trigger a surcharge or refund when the cumulative deferral trigger is reached. As a result, if power costs are significantly higher than the baseline rate, PSE’s expenses could significantly increase.

PSE may be unable to acquire energy supply resources to meet projected customer needs or may fail to successfully integrate such acquisitions.

PSE projects that future energy needs will exceed current purchased and PSE-controlled power resources. As part of PSE’s business strategy, it plans to acquire additional electric generation and delivery infrastructure to meet customer needs. If PSE cannot acquire additional energy supply resources at a reasonable cost, it may be required to purchase additional power in the open market at a cost that could significantly increase its expenses thus reducing earnings and cash flows. Additionally, PSE may not be able to timely recover some or all of those increased expenses through ratemaking. While PSE expects to identify the benefits of new energy supply resources prior to their acquisition and integration, it may not be able to achieve the expected benefits of such energy supply sources.

PSE’s cash flow and earnings could be adversely affected by potential high prices and volatile markets for purchased power, increased customer demand for energy, recurrence of low availability of hydroelectric resources, outages of its generating facilities or a failure to deliver on the part of its suppliers.

The utility business involves many operating risks. If PSE’s operating expenses, including the cost of purchased power and natural gas, significantly exceed the levels recovered from retail customers, its cash flow and earnings would be negatively affected. Factors which could cause PSE’s purchased power and natural gas costs to be higher than anticipated include, but are not limited to, high prices in western wholesale markets during periods when PSE has insufficient energy resources to meet its energy supply needs and/or purchases in wholesale markets of high volumes of energy at prices above the amount recovered in retail rates due to:

•	Below normal levels of generation by PSE-owned hydroelectric resources due to low streamflow conditions or precipitation;

•

Extended outages of any of PSE-owned generating facilities or the transmission lines that deliver energy to load centers, or the effects of large-scale natural disasters on a substantial portion of distribution infrastructure; and

•	Failure of a counterparty to deliver capacity or energy purchased by PSE.

PSE’s electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

PSE owns and operates coal, natural gas-fired, hydroelectric, and wind-powered generating facilities. Operation of electric generating facilities involves risks that can adversely affect energy output and efficiency levels or increase expenditures, including:

•	Facility shutdowns due to a breakdown or failure of equipment or processes;

•	Volatility in prices for fuel and fuel transportation;

•	Disruptions in the delivery of fuel and lack of adequate inventories;

•

Regulatory compliance obligations and related costs, including any required environmental remediation, and any new laws and regulations that necessitate significant investments in our generating facilities;

•	Labor disputes;

•	Operator error or safety related stoppages;

•	Terrorist or other attacks (both cyber-based and/or asset-based); and

•	Catastrophic events such as fires, explosions or acts of nature.

Cyber-attacks, including cyber-terrorism or other information technology security breaches, or information technology failures may disrupt business operations, increase costs, lead to the disclosure of confidential information and damage PSE’s reputation.

Security breaches of PSE’s information technology infrastructure, including cyber-attacks and cyber- terrorism, or other failures of PSE’s information technology infrastructure could lead to disruptions of PSE’s production and distribution operations, and otherwise adversely impact PSE’s ability to safely and effectively operate electric and natural gas systems and serve customers. In addition, an attack on or failure of information technology systems could result in the unauthorized release of customer, employee or Company data that is crucial to PSE’s operational security or could adversely affect PSE’s ability to deliver and collect on customer bills. Such security breaches of PSE’s information technology infrastructure could adversely affect our operations and business reputation, diminish customer confidence, subject PSE to financial liability or increased regulation, expose PSE to fines or material legal claims and liability and adversely affect our financial results. PSE has implemented preventive, detective and remediation measures to manage these risks, and maintains cyber risk insurance to mitigate the effects of these events. Nevertheless, these may not effectively protect all of PSE’s systems all of the time. To the extent that the occurrence of any of these cyber- events is not fully covered by insurance, it could adversely affect PSE’s financial condition and results of operations.

Natural disasters and catastrophic events, including terrorist acts, may adversely affect PSE’s business.

Events such as fires, earthquakes, explosions, floods, tornadoes, terrorist acts, and other similar occurrences, could damage PSE’s operational assets, including utility facilities, information technology infrastructure, distributed generation assets and pipeline assets. Such events could likewise damage the operational assets of PSE’s suppliers or customers. These events could disrupt PSE’s ability to meet customer requirements, significantly increase PSE’s response costs, and significantly decrease PSE’s revenues.

Unanticipated events or a combination of events, failure in resources needed to respond to events, or a slow or inadequate response to events may have an adverse impact on PSE’s operations, financial condition, and results of operations. The availability of insurance covering catastrophic events, sabotage and terrorism may be limited or may result in higher deductibles, higher premiums, and more restrictive policy terms.

PSE is subject to the commodity price, delivery and credit risks associated with the energy markets.

In connection with matching PSE’s energy needs and available resources, PSE engages in wholesale sales and purchases of electric capacity and energy and, accordingly, is subject to commodity price risk, delivery risk, credit risk and other risks associated with these activities. Credit risk includes the risk that counterparties owing PSE money or energy will breach their obligations for delivery of energy supply or contractually required payments related to PSE’s energy supply portfolio. Should the counterparties to these arrangements fail to perform, PSE may be forced to enter into alternative arrangements. In that event, PSE’s financial results could be adversely affected. Although PSE takes into account the expected probability of default by counterparties, the actual exposure to a default by a particular counterparty could be greater than predicted.

Costs of compliance with environmental, climate change and endangered species laws are significant and the costs of compliance with new and emerging laws and regulations and the incurrence of associated liabilities could adversely affect PSE’s results of operations.

PSE’s operations are subject to extensive federal, state and local laws and regulations relating to environmental issues, including air emissions and climate change, endangered species protection, remediation of contamination, avian protection, waste handling and disposal, decommissioning, water protection and siting new facilities. To fulfill these legal requirements, PSE must spend significant sums of money to comply with these measures including resource planning, remediation, monitoring, analysis, mitigation measures, pollution control equipment and emissions related abatement and fees. New environmental laws and regulations affecting PSE’s operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to PSE or its facilities. Compliance with these or other future regulations could require significant expenditures by PSE and adversely affect PSE financially. In addition, PSE may not be able to recover all of its costs for such expenditures through electric and natural gas rates, in a timely manner, at current levels in the future.

Under current law, PSE is also generally responsible for any on-site liabilities associated with the environmental condition of the facilities that it currently owns or operates or has previously owned or operated. The occurrence of a material environmental liability or new regulations governing such liability could result in substantial future costs and have a material adverse effect on PSE’s results of operations and financial condition.

Specific to climate change, Washington State has adopted both renewable portfolio standards and GHG legislation, including the Clean Energy Infrastructure Act, and PSE anticipates compliance with these requirements and the EPA set CO2 emission standards with specific state goals.

PSE’s inability to adequately develop or acquire the necessary infrastructure to comply with new and emerging laws and regulations could have a material adverse impact on our business and results of operations.

Potential changes in regulatory standards, impacts of new and existing laws and regulations, including environmental laws and regulations, and the need to obtain various regulatory approvals create uncertainty surrounding our energy resource portfolio. The current abundance of low, stably priced natural gas, together with environmental, regulatory, and other concerns surrounding coal-fired generation resources, fossil fuel infrastructure bans, and energy resource portfolio requirements, including those related to renewables development and energy efficiency measures, create strategic challenges as to the appropriate generation portfolio and fuel diversification mix.

In expressing concerns about the environmental and climate-related impacts from continued extraction, transportation, delivery and combustion of fossil fuels, environmental advocacy groups and other third parties have in recent years undertaken greater efforts to oppose the permitting and construction of fossil fuel infrastructure projects. These efforts may increase in scope and frequency depending on a number of variables, including the future course of Municipal, State and Federal environmental regulation and the increasing financial resources devoted to these opposition activities. PSE cannot predict the effect that any such opposition may have on our ability to develop and construct fossil fuel infrastructure projects in the future.

PSE’s operating results fluctuate on a seasonal and quarterly basis and can be impacted by various impacts of climate change.

PSE’s business is seasonal and weather patterns can have a material impact on its revenue, expenses and operating results. Demand for electricity is greater in the winter months associated with heating. Accordingly, PSE’s operations have historically generated less revenue and income when weather conditions are milder in winter. In the event that PSE experiences unusually mild winters, its results of operations and financial condition could be adversely affected. PSE’s hydroelectric resources are also dependent on snow conditions in the Pacific Northwest.

PSE may be adversely affected by extreme events in which PSE is not able to promptly respond, repair and restore the electric and natural gas infrastructure system.

PSE must maintain an emergency planning and training program to allow PSE to quickly respond to extreme events. Without emergency planning, PSE is subject to availability of outside contractors during an extreme event which may impact the quality of service provided to PSE’s customers and also require significant expenditures by PSE. In addition, a slow or ineffective response to extreme events may have an adverse effect on earnings as customers may be without electricity and natural gas for an extended period of time.

PSE depends on its work force and third party vendors to perform certain important services and may be negatively affected by its inability to attract and retain professional and technical employees or the unavailability of vendors.

PSE is subject to workforce factors, including but not limited to loss or retirement of key personnel and availability of qualified personnel. PSE’s ability to implement a workforce succession plan is dependent upon PSE’s ability to employ and retain skilled professional and technical workers. Without a skilled workforce, PSE’s ability to provide quality service to PSE’s customers and to meet regulatory requirements could affect PSE’s earnings. Also, the costs associated with attracting and retaining qualified employees could reduce earnings and cash flows.

PSE continues to be concerned about the availability of skilled workers for special complex utility functions. PSE also hires third party vendors to perform a variety of normal business functions, such as power plant maintenance, data warehousing and management, electric transmission, electric and natural gas distribution construction and maintenance, certain billing and metering processes, call center overflow and credit and collections. The unavailability of skilled workers or unavailability of such vendors could adversely affect the quality and cost of PSE’s natural gas and electric service and accordingly PSE’s results of operations.

Potential municipalization may adversely affect PSE’s financial condition.

PSE may be adversely affected if we experience a loss in the number of our customers due to municipalization or other related government action. When a town or city in PSE’s service territory establishes its own municipal-owned utility, it acquires PSE’s assets and takes over the delivery of energy services that PSE provides. Although PSE is compensated in connection with the town or city’s acquisition of its assets, any such loss of customers and related revenue could negatively affect PSE’s future financial condition.

Technological developments may have an adverse impact on PSE’s financial condition.

Advances in power generation, energy efficiency and other alternative energy technologies, such as solar generation, could lead to more wide-spread use of these technologies, thereby reducing customer demand for the energy supplied by PSE which could negatively impact PSE’s revenue and financial condition.

RISKS RELATING TO OUR AND PSE’S BUSINESS

Challenges relating to the construction or future operation of the Tacoma LNG facility could adversely affect Puget Energy and PSE’s operations.

PSE and our subsidiary, Puget LNG, currently are constructing the Tacoma LNG facility at the Port of Tacoma, a jointly owned facility intended to provide peak-shaving services to PSE’s natural gas customers, and to provide LNG as fuel primarily to the maritime market. Puget LNG has entered into one fuel supply agreement with a maritime customer, and is marketing the facility’s expected output to other potential customers. Scheduled to be completed in 2021, delays in the facility’s construction and operation or in its ability to timely deliver fuel to customers could expose Puget LNG to damages under one or more fuel supply contracts, which could unfavorably impact our return on investment.

Puget Energy’s and PSE’s businesses are dependent on their ability to successfully access capital.

We rely, and PSE relies, on access to internally generated funds, bank borrowings through multi-year committed credit facilities and short-term money markets as sources of liquidity and longer-term debt markets to fund PSE’s utility construction program and other capital expenditure requirements of PSE. If we or PSE are unable to access capital on reasonable terms, our ability to pursue improvements or acquisitions, including generating capacity, which may be necessary for future growth, could be adversely affected. Capital and credit market disruptions, a downgrade of our or PSE’s credit rating or the imposition of restrictions on borrowings under our or PSE’s credit facilities in the event of a deterioration of financial ratios, may increase our and PSE’s cost of borrowing or adversely affect the ability to access one or more financial markets.

The amount of Puget Energy’s and PSE’s debt could adversely affect its liquidity and results of operations.

We and PSE have short-term and long-term debt, and may incur additional debt (including secured debt) in the future. We have access to a multi-year $800.0 million revolving credit facility, secured by the Collateral, which has a maturity date of October 25, 2023 and which we refer to herein as the “senior secured credit facility.” See “Description of Other Indebtedness – Puget Energy Credit Facility.” There was $24.1 million outstanding under the facility as of December 31, 2019. The senior secured credit facility includes an expansion feature that could, upon the banks’ approval, increase the size of the facility to $1.3 billion. In October 2018, Puget Energy entered into a 3-year $150 million term loan agreement with a small group of banks. Subsequently, in April 2019, the amount of the loan was increased to $174.0 million. Separately, Puget Energy entered into a 3 year, $210.0 million term loan agreement with a small group of banks in September 2019. We refer to both of these loans herein as the “term loans.” The term loans are secured by the Collateral. See “Puget Energy Credit Facility – Term Loan.” PSE also has a separate credit facility, which provides PSE with access to $800.0 million in short-term borrowing capability, and includes an expansion feature that could, upon the banks’ approval, increase the size of the facility to $1.4 billion. The PSE credit facility matures on October 25, 2023. As of December 31, 2019, no amounts were drawn and outstanding under the PSE credit facility. In addition, Puget Energy has issued $1.8 billion in senior secured notes, whereas PSE, as of March 31, 2020, had approximately $4.4 billion outstanding under first mortgage bonds, pollution control bonds and senior notes. Our and PSE’s debt levels could have important effects on the business, including but not limited to:

•	Making it difficult to satisfy obligations under the debt agreements and increasing the risk of default on the debt obligations;

•	Making it difficult to fund non-debt service related operations of the business; and

•	Limiting our and PSE’s financial flexibility, including our and PSE’s ability to borrow additional funds on favorable terms or at all.

A downgrade in Puget Energy’s or PSE’s credit rating could negatively affect their ability to access capital, the ability to hedge in wholesale markets and the ability to pay dividends.

Although neither we nor PSE has any rating downgrade provisions in our credit facilities that would accelerate the maturity dates of outstanding debt, a downgrade in the companies’ credit ratings could adversely affect the ability to renew existing or obtain access to new credit facilities and could increase the cost of such facilities. For example, under our and PSE’s facilities, the borrowing spreads over the London Interbank Offered Rate (LIBOR) and commitment fees increase if their respective corporate credit ratings decline. A downgrade in commercial paper ratings could increase the cost of commercial paper and limit or preclude PSE’s ability to issue commercial paper under its current programs.

Any downgrade below investment grade of PSE’s corporate credit rating could cause counterparties in the wholesale electric, wholesale natural gas and financial derivative markets to request PSE to post a letter of credit or other collateral, make cash prepayments, obtain a guarantee agreement or provide other mutually agreeable security, all of which would expose PSE to additional costs.

PSE may not declare or make any dividend distribution unless on the date of distribution PSE’s corporate credit/issuer rating is investment grade, or if its credit ratings are below investment grade, PSE’s ratio of earnings before interest, tax, depreciation and amortization (EBITDA) to interest expense for the most recently ended four fiscal quarter periods prior to such date is equal to or greater than 3.0 to 1.0.

Changes in the method for determining LIBOR and the potential replacement of LIBOR may affect our credit facilities and the interest rates on such borrowings.

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. our and PSE’s credit facilities allow us or PSE, respectively to borrow at the bank’s prime rate or to make floating rate advances at LIBOR plus a spread that is based upon our or PSE’s credit rating, respectively.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. If the method for calculation of LIBOR changes, if LIBOR is no longer available or if lenders have increased costs due to changes in LIBOR, Puget Energy or PSE may suffer from potential increases in interest rates on any borrowings. Further, we or PSE may need to renegotiate our credit facilities that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established.

We may be negatively affected by unfavorable changes in the tax laws or their interpretation.

The Company’s tax obligations include income, real estate, public utility, municipal, sales and use, business and occupation and employment-related taxes and ongoing audits related to these taxes. Changes in tax law, related regulations or differing interpretation or enforcement of applicable law by the IRS or other taxing jurisdiction could have a material adverse impact on our and PSE’s financial statements. The tax law, related regulations and case law are inherently complex. We and PSE must make judgments and interpretations about the application of the law when determining the provision for taxes. These judgments may include reserves for potential adverse outcomes regarding tax positions that may be subject to challenge by the taxing authorities. Disputes over interpretations of tax laws may be settled with the taxing authority in examination, upon appeal or through litigation.

In particular, the Tax Cuts and Jobs Act which was enacted in December 2017 introduced significant permanent and temporary changes to the federal tax code. These changes include a tax rate change from 35.0% to 21.0%, the exclusion of utility businesses from claiming bonus depreciation, the limitation of interest deductibility by non-utility businesses, in addition to numerous other changes.

Poor performance of pension and postretirement benefit plan investments and other factors impacting plan costs could unfavorably impact PSE’s cash flow and liquidity.

PSE provides a defined benefit pension plan and postretirement benefits to certain PSE employees and former employees. Costs of providing these benefits are based, in part, on the value of the plan’s assets and the current interest rate environment and therefore, adverse market performance or low interest rates could result in lower rates of return for the investments that fund PSE’s pension and postretirement benefits plans and could increase PSE’s funding requirements related to the pension plans. Changes in demographics, including increased numbers of retirements or changes in life expectancy assumptions, may also increase PSE’s funding requirements related to the pension plans. Any contributions to PSE’s plans in 2020 and beyond as well as the timing of the recovery of such contributions in GRCs could impact PSE’s cash flow and liquidity.

Potential legal proceedings and claims could increase Puget Energy and PSE’s costs, reduce the Puget Energy and PSE’s revenue and cash flow, or otherwise alter the way Puget Energy and PSE conducts business.

Puget Energy and PSE are, from time to time, subject to various legal proceedings and claims. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management’s attention and resources. While management believes we and PSE have reasonable and prudent insurance coverage and accrues loss contingencies for all known matters that are probable and can be reasonably estimated, we and PSE cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and PSE and/or their results of operations.

RISKS RELATING TO THE NOTES

Proceeds from the Collateral may be inadequate to satisfy payments on the Notes.

The value of the Collateral will depend on market and economic conditions at the time, the availability of buyers and other factors beyond our control. The proceeds of any sale of the Collateral following a default by us may not be sufficient to satisfy the amounts due on the Notes. No appraisal of the fair market value of the Collateral has been prepared in connection with this offering, and the value of the interest of the holders of the Notes in the Collateral may not equal or exceed the principal amount of the Notes. The Collateral is by its nature illiquid and therefore may not be able to be sold in a short period of time or at all.

In addition, the indenture and our senior secured credit facility permit us to incur additional debt secured equally and ratably by the Collateral. Therefore, the value of the Collateral may be inadequate to satisfy the amounts due under our secured indebtedness, including our senior secured credit facility, our term loans, our existing senior secured notes, the Notes and any future indebtedness secured by the Collateral.

It may be difficult to realize the value of the Collateral securing the Notes.

The trustee’s ability to foreclose on the Collateral on behalf of the holders of the Notes may be subject to perfection, the consent of third parties, regulatory approvals, priority issues and other practical problems associated with the realization of the trustee’s security interest in the Collateral. We cannot assure holders of the Notes that any consents or approvals will be given if required and, therefore, the trustee may not have the ability to foreclose upon those assets or assume or transfer the right to those assets.

In addition, bankruptcy laws may limit the ability of the trustee to realize value from the Collateral. The right of the trustee to repossess and dispose of the Collateral upon the occurrence of an event of default under the indenture is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us. Under applicable bankruptcy law, secured creditors such as the holders of the Notes would be prohibited from foreclosing upon or disposing of a debtor’s property without prior bankruptcy court approval.

The indenture permits us to incur additional debt.

The indenture governing the Notes does not place any limitation on the amount of debt that may be incurred by us or PSE. We may therefore incur a significant amount of additional debt, including secured debt secured equally and ratably by the Collateral, as described under “Description of Notes—Security.” PSE may also incur additional debt, which could affect its ability to pay dividends to us. The incurrence of additional debt may have important consequences for holders of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes, a loss in the trading value of the Notes, if any, and a risk that the credit rating of the Notes is lowered or withdrawn.

We may incur additional indebtedness that may share in the liens on the Collateral securing the Notes, which will dilute the value of the Collateral.

The Collateral currently secures the senior secured credit facility, the term loans and our existing senior secured notes. Under the terms of the indenture governing the Notes, we also will be permitted in the future to incur additional indebtedness and other obligations that may be secured by additional liens on the Collateral securing the Notes.

Any additional obligations secured by a lien on the Collateral will dilute the value of the Collateral securing the Notes. See “Description of Notes—Security.”

The proceeds from the sale of all such Collateral may not be sufficient to satisfy the amounts outstanding under the Notes and all other indebtedness and obligations secured by such liens. If such proceeds were not sufficient to repay amounts outstanding under the Notes, then holders (to the extent not repaid from the proceeds of the sale of the Collateral) would only have an unsecured claim against our remaining assets, if any.

To the extent a security interest in any of the Collateral is created or perfected following the date of the issuance of the Notes, the security interest would remain at risk of being voided as a preferential transfer by a trustee in bankruptcy or being subject to the liens of intervening creditors.

The imposition of certain permitted liens could adversely affect the value of the Collateral.

The Collateral securing the Notes will be subject to liens permitted under the terms of the indenture governing the Notes, whether arising on or after the date the Notes are issued. The existence of any permitted liens could adversely affect the value of the Collateral securing the Notes, as well as the ability of the collateral agent to realize or foreclose on such Collateral. The Collateral that will secure the Notes also secures our obligations under our senior secured credit facility, our term loans and our existing senior secured notes and may also secure future indebtedness and other obligations of ours to the extent permitted by the indenture and the Security Documents. Your rights to the Collateral would be diluted by any increase in the indebtedness secured by the Collateral. To the extent we incur any permitted liens, the liens of holders may not be first priority.

You will have limited rights to enforce remedies under the Security Documents and the Collateral Agency Agreement, and the Collateral may be released without your consent in certain circumstances.

A collateral agent has been appointed by the holders of the liens on the Collateral, and such collateral agent (directly or through co-agents or sub-agents) is authorized to enforce all liens on the Collateral on behalf of the authorized representatives for the holders of the obligations secured by liens on the Collateral, including holders of Notes. Under the terms of the Security Documents, subject to certain exceptions, for so long as the senior secured credit facility remains outstanding, the collateral agent will pursue remedies and take other action related to the Collateral, including the release thereof, pursuant to the direction of the Credit Agreement Administrative Agent. Accordingly, during such time, the Credit Agreement Administrative Agent will have a right to control all remedies and the taking of other actions related to the Collateral, including the release thereof, without the consent of holders and the trustee under the indenture governing the Notes.

In addition, in the event the senior secured credit facility is no longer outstanding, the collateral agent will pursue remedies and take other action related to the Collateral, including the release thereof, pursuant to the direction of the authorized representative for the holders of the largest class of outstanding obligations secured by liens on the Collateral, which may or may not be the Notes offered hereby. We will be permitted under the terms of the indenture to incur additional indebtedness secured on an equal basis with the Notes. As a result, the Notes may not ever represent the largest class of any remaining obligations secured by liens on the Collateral. Accordingly, holders may not ever have the right to control the remedies and the taking of other actions related to the Collateral.

In addition, all Collateral sold or otherwise disposed of in accordance with the terms of the documents governing the first lien obligations will automatically be released from the lien securing the Notes and the lien securing the other secured obligations. Accordingly, any such sale may result in a release of the Collateral subject to such sale or disposition.

Under the Collateral Agency Agreement, as defined under “Description of Notes – Definitions” in this prospectus, the authorized representative of the holders may not object following the filing of a bankruptcy petition to any debtor-in-possession financing or to the use of the shared Collateral to secure that financing, subject to conditions and limited exceptions.

After such a filing, the value of the Collateral could materially deteriorate and holders would be unable to raise an objection.

The Notes will be secured only to the extent of the value of the assets that have been granted as security for the Notes and, as a result, there may not be sufficient Collateral to pay all or any of the Notes.

The Collateral has not been appraised in connection with this offering. The value of the Collateral and the amount that may be received upon a sale of the Collateral will depend upon many factors including, among others, the condition of the Collateral and of the electric transmission, distribution and generation and natural gas distribution industries, the ability to sell the Collateral in an orderly sale, the condition of the international, national and local economies, the availability of buyers and similar factors. By their nature, portions of the Collateral are illiquid and may have no readily ascertainable market value.

Additionally, applicable law requires that every aspect of any foreclosure or other disposition of Collateral be “commercially reasonable.” If a court were to determine that any aspect of the collateral agent’s exercise of remedies was not commercially reasonable, the ability of the trustee and you to recover the difference between the amount realized through such exercise of remedies and the amount owed on the Notes may be adversely affected and, in the worst case, you could lose all claims for such deficiency amount.

There are certain circumstances other than repayment or discharge of the Notes under which certain Collateral securing the Notes can be released without consent of the trustee or the holders.

Under certain circumstances, certain Collateral securing the Notes can be released without consent of the trustee or the holders, including:

•	upon a sale or other disposition of such Collateral in a transaction permitted under the indenture and the other Credit Documents, or

•

a release of less than a material portion of the Collateral, if consent to the release of all liens on such Collateral has been given by the required voting parties under the Collateral Agency Agreement, which do not include the trustee or holders of the Notes; however, release of a material portion or more of the Collateral will require unanimous consent of the voting parties under the Collateral Agency Agreement, which does include the trustee.

Any of these events will reduce the aggregate value of the Collateral securing the Notes.

We will in most cases have control over certain Collateral, and the sale of particular assets by us could reduce the pool of assets securing the Notes.

The Security Documents allow us to remain in possession of, retain exclusive control over, freely operate and collect, invest and dispose of any income from, the Collateral securing the Notes (other than capital stock that has been pledged). So long as no default or event of default under the indenture would result therefrom, we may, among other things, without any release or consent by the collateral agent for the holders, conduct ordinary course activities with respect to Collateral (other than capital stock that has been pledged), such as selling, factoring, abandoning or otherwise disposing of Collateral and making ordinary course cash payments (including repayments of indebtedness). To the extent that additional indebtedness and obligations are secured by the Collateral, our control over the Collateral may be diminished.

Your security interests in certain items of present and future Collateral may not be perfected. Even if your security interests in certain items of Collateral are perfected, it may not be practicable for you to enforce or economically benefit from your rights with respect to such security interests.

The security interests will not be perfected with respect to certain items of Collateral that cannot be perfected by the filing of financing statements or by “control” (as defined in the Uniform Commercial Code). Security interests in Collateral such as certain de minimis deposit accounts, may not be perfected or may not have priority with respect to the security interests of other creditors. To the extent that the security interests in any items of Collateral are unperfected, the rights of holders with respect to such Collateral will be equal to the rights of our general unsecured creditors in the event of any bankruptcy filed by or against us under applicable U.S. federal bankruptcy laws.

There are certain categories of property that are excluded from the Collateral.

Certain categories of assets are excluded from the Collateral securing the Notes. Excluded assets include, among other categories, any lease, license, contract or agreement to which we are a party, and any rights or interest thereunder, if and to the extent that a security interest is prohibited by or in violation of any law or a term, provision or condition of any such lease, license, contract or agreement. The rights of holders with respect to such excluded property will be equal to the rights of our general unsecured creditors in the event of any bankruptcy filed by or against us under applicable U.S. federal bankruptcy laws.

Intervening creditors may have a perfected security interest in the Collateral.

The Collateral is subject to liens permitted under the terms of our senior secured credit facility, our term loans and the indenture governing the Notes whether arising before, on or after the date the Notes are issued. There is a risk that there may be a creditor whose liens are permitted under our senior secured credit facility, our term loans or the indenture governing the Notes, or an intervening creditor that has a perfected security interest in the Collateral securing the Notes. If there is such an intervening creditor, the lien of such creditor, whether or not permitted under our senior secured credit facility, our term loans or the indenture governing the Notes, may be entitled to a higher priority than the liens securing the Notes. The existence of any liens securing obligations owed to intervening creditors, including liens permitted under the senior secured credit facility, the term loans or the indenture governing the Notes and incurred or perfected prior to the liens securing the Notes, could adversely affect the value of the Collateral securing the Notes, as well as the ability of the collateral agent to realize or foreclose on such Collateral.

The Collateral will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be permitted by the senior secured credit facility or the indenture governing the Notes. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the Collateral that will secure the Notes, as well as the ability of the collateral agent to realize or foreclose on the Collateral for the benefit of holders.

Rights of holders in the Collateral may be adversely affected by the failure to perfect security interests in certain Collateral acquired in the future.

The security interest in the Collateral securing the Notes includes assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent for the holders will monitor, or that we will inform the trustee or the collateral agent for the holders of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired property. The trustee and the collateral agent for the holders have no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interest therein. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the Notes against third parties.

Rights of holders in the Collateral may be adversely affected by bankruptcy proceedings.

The right and ability of the collateral agent for the holders to repossess and dispose of the Collateral securing the Notes upon an event of default is likely to be significantly impaired by U.S. federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to, or possibly even after, the collateral agent has repossessed and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the holders, is prohibited from repossessing Collateral from a debtor in a bankruptcy case, or from disposing of Collateral repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use Collateral, and the proceeds, products, rents or profits of the Collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the Collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the Collateral as a result of the stay of repossession or disposition or any use of the Collateral by the debtor during the pendency of the bankruptcy case.

In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the Collateral, or whether or to what extent holders would be compensated for any delay in payment of loss of value of the Collateral through the requirements of “adequate protection.”

Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, holders would have “undersecured claims” as to the difference. U.S. federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case. Additionally, in the event the bankruptcy court determines that the value of the Collateral is sufficient to repay all amounts due on the Notes such that the holders would have “oversecured claims,” the bankruptcy court may nevertheless reduce the amount of interest owed during the bankruptcy case from the contractual rate of interest to the federal judgment interest rate.

Any future pledge of Collateral might be voidable in bankruptcy.

Any future pledge of Collateral in favor of the collateral agent for the holders, including pursuant to security documents delivered after the date of the indenture governing the Notes, might be voidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits holders to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Federal and state fraudulent transfer laws may permit a court to void the Notes, subordinate claims in respect of the Notes and require holders to return payments received and, if that occurs, you may not receive any payments on the Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Notes. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the delivery of the Notes could be voided as a fraudulent transfer or conveyance if (a) we or our direct parent company, Puget Equico, as applicable, issued the Notes or granted securing interests on assets with the intent of hindering, delaying or defrauding creditors or (b) we or Puget Equico, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or granting securing interests on assets and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or Puget Equico, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes;

•	the issuance of the Notes left us or Puget Equico with an unreasonably small amount of capital to carry on the business;

•	we or Puget Equico intended to, or believed that we or Puget Equico would, incur debts beyond our or Puget Equico’s ability to pay such debts as they mature; or

•

we or Puget Equico was a defendant in an action for money damages, or had a judgment for money damages docketed against us or Puget Equico, in either case, after final judgment, the judgment is unsatisfied.

A court would likely find that we or Puget Equico did not receive reasonably equivalent value or fair consideration for the Notes or granted securing interests on assets if we or Puget Equico did not substantially benefit directly or indirectly from the issuance of the Notes or the granting of security interests. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise to retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or Puget Equico were solvent at the relevant time or, regardless of the standard that a court uses, that the granting of security interests would not be further subordinated to our or any of Puget Equico’s other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the Notes or granting of securing interests was a fraudulent transfer or conveyance, the court could void the payment obligation under the Notes or such securing interests, or further subordinate the Notes or such security interests to presently existing and future indebtedness of ours or Puget Equico, or require holders to repay any amounts received with respect to such security interests. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the Notes.

Further, the voidance of the Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

The value of the Collateral may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders will only be entitled to post-petition interest under the U.S. Bankruptcy Code to the extent that the value of their respective security interests in their Collateral is greater than their respective pre- bankruptcy claims. Further, if holders are entitled to post-petition interest, the bankruptcy court may reduce the amount of interest owed during the bankruptcy case from the contractual rate of interest to the federal judgment interest rate.

Holders may be deemed to have an unsecured claim to the extent that the fair market value of the Collateral securing the Notes, together with the other obligations secured by the same lien, is less than the face amount of all obligations secured by the same lien. In such case, holders will not be entitled to post- petition interest under the U.S. Bankruptcy Code. Upon a finding by a bankruptcy court that the Notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the Notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the Collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the unsecured portion of the Notes to receive other “adequate protection” under the U.S. Bankruptcy Code. In addition, if any payments of post-petition interest had been made at the time of such a finding of under- collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the Notes. No appraisal of the fair market value of the Collateral has been prepared in connection with the issuance of the Notes and, therefore, the value of the interests of holders in the Collateral may not equal or exceed the principal amount of the Notes and may not be sufficient to satisfy our obligations under all or any part of the Notes.

In addition, under most circumstances, while you share equally and ratably with the other secured parties in all proceeds from any realization on the Collateral, subject to certain exceptions, you will not control the rights and remedies with respect to the Collateral upon an event of default and the exercise of any such rights and remedies following such an event of default will be made by the collateral agent, acting at the direction of the Credit Agreement Administrative Agent or the authorized representative of the largest outstanding debt secured by a pari passu lien on the Collateral.

We may not be able to repurchase the Notes upon a change in control or upon the exercise of the holders’ options to require repurchase of the Notes.

Upon the occurrence of specific types of change in control events, holders will have the right to require us to repurchase the Notes at a purchase price in cash equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, including additional interest, if any. In the event that we experience a change in control that results in a repurchase of the Notes or requires us to repurchase the Notes, we may not have sufficient financial resources to satisfy all of our obligations under the Notes. In addition, restrictions under our senior secured credit facility may not allow us to repurchase the Notes or otherwise refinance such indebtedness to satisfy our obligations.

An active trading market for the Notes may not develop.

There is currently no public market for the Notes and we do not currently plan to list the Notes on any national securities exchange or seek their quotation on any automated dealer quotation system.. In addition, the liquidity of any trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for such securities and by changes in our financial performance or prospects. A liquid trading market in the Notes may not develop.

The Notes have not been registered under the Securities Act or any state or foreign securities laws and, until so registered, are subject to restrictions on transfer and resale. See “Notice to Investors; Transfer Restrictions.” We intend to file a registration statement under the Securities Act with respect to the Notes and to use our best efforts to have such registration statement declared effective by the SEC. The SEC, however, has broad discretion to determine whether any registration statement will be declared effective and may delay or deny the effectiveness of any such registration statement filed by us for a variety of reasons. Failure to have such registration statement declared effective could adversely affect the liquidity and price of the Notes.

PRIVATE PLACEMENT

We issued $650 million in principal amount of the original notes on May 19, 2020 to the initial purchasers of those notes and received proceeds that after deducting expenses and commissions represented an aggregate of approximately $644.7 million in net proceeds. We issued the original notes to the initial purchasers in transactions exempt from or not subject to registration under the Securities Act. The initial purchasers then offered and resold the original notes to qualified institutional buyers in compliance with Rule 144A or non-U.S. persons in compliance with Regulation S under the Securities Act.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the original notes, we entered into a registration rights agreement with the initial purchasers of the original notes. In that agreement, we agreed to file a registration statement relating to an offer to exchange the original notes for the exchange notes. We also agreed to use our best efforts to have the SEC declare the registration statement effective 180 days after the issuance of the Notes. We are offering the exchange notes under this prospectus in an exchange offer for the original notes to satisfy our obligations under the registration rights agreement. We refer to our offer to exchange the exchange notes for the original notes as the “exchange offer.”

Resale of Exchange Notes

Based on interpretations of the SEC staff in no-action letters issued to third parties, we believe that each exchange note issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act if:

•	you are not our affiliate within the meaning of Rule 405 under the Securities Act;

•	you are acquiring such exchange notes in the ordinary course of your business;

•	you do not intend to participate in the distribution of exchange notes; and

•	you are not a broker-dealer and are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

If you tender your original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes, you:

•	cannot rely on such interpretations of the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes.

Unless an exemption from registration is otherwise available, the resale by any security holder intending to distribute exchange notes should be covered by an effective registration statement under the Securities Act containing the selling security holder’s information required under the Securities Act. This prospectus may be used for an offer to resell, a resale or other retransfer of exchange notes only as specifically described in this prospectus. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where that broker-dealer acquired such original notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any original notes properly tendered and not withdrawn prior to the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes surrendered under the exchange offer and accepted by us. Original notes may be tendered only in integral multiples of $1,000, subject to a $2,000 minimum, and untendered original notes may only be in a minimum denomination of $2,000 and integral

The terms of the exchange notes are identical in all material respects to those of the original notes, except the exchange notes will not be subject to transfer restrictions and holders of the exchange notes and with limited exceptions, will have no registration rights. Also, the exchange notes will not include provisions contained in the original notes that required payment of liquidated damages in the event we failed to satisfy our registration obligations with respect to the original notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes.

The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered for exchange.

As of the date of this prospectus, $650 million principal amount of original notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of the original notes. There will be no fixed record date for determining registered holders of the original notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the SEC rules and regulations. Original notes that are not tendered for exchange in the exchange offer:

•	will remain outstanding,

•	will continue to accrue interest, and,

•	will be entitled to the rights and benefits that holders have under the indenture relating to the notes and, under limited circumstances, the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered original notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. We will issue the exchange notes promptly after the expiration of the exchange offer.

If you tender original notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read “The Exchange Offer—Fees and Expenses” for more details about fees and expenses incurred in the exchange offer.

We will return any original notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on November 17, 2020, unless at our sole discretion we extend the offer.

Extensions, Delay in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. In the event of an extension of the exchange offer, we may delay acceptance for exchange of any original notes by giving oral or written notice of the extension to their holders. During any such extensions, all original notes you have previously tendered will remain subject to the exchange offer for that series, and we may accept them for exchange.

To extend the exchange offer, we will notify the exchange agent orally or in writing (if oral, to be promptly confirmed in writing) of any extension. We also will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If any of the conditions described below under “The Exchange Offer—Conditions to the Exchange Offer” have not been satisfied with respect to the exchange offer, we reserve the right, at our sole discretion:

•	to extend the exchange offer,

•	to delay accepting for exchange any original notes, or

•	to terminate the exchange offer.

We will give oral or written notice (if oral, to be promptly confirmed in writing) of such extension, delay or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such extension, delay in acceptance, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of the original notes. If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose that amendment by means of a prospectus supplement and we will extend the offer period if necessary so that at least five business days remain in the offer period following notice of the material change. We will distribute the supplement to the registered holders of the original notes. Depending on the significance of the amendment and the manner of disclosure to the registered holders, we may extend, pursuant to the terms of the registration rights agreement and the requirements of federal securities law, the exchange offer if the exchange offer would otherwise expire during such period.

Without limiting the manner in which we may choose to make public announcements of any extension, delay in acceptance, termination or amendment of the exchange offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer and subject to the terms of the registration rights agreement, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes and may terminate or amend the exchange offer, if at any time before the expiration date of the exchange offer there is a question as to whether the exchange offer is permitted by applicable law.

In addition, we will not be obligated to accept for exchange the original notes of any holder that has not made to us:

•	the representations described under “The Exchange Offer—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registering the exchange notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer notwithstanding the satisfaction of the foregoing, and to reject for exchange any original notes upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, non-acceptance, termination or amendment to the holders of the original notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times at our sole discretion. Our failure at any time to exercise any of these rights will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times. If we waive a condition, we may be required in order to comply with applicable securities laws, to extend the expiration date of the exchange offer.

In addition, we will not accept for exchange any original notes tendered, and will not issue exchange notes in exchange for any such original notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a holder of the original notes as determined by our records or those of the Trustee or DTC may tender original notes in the exchange offer. To tender in the exchange offer, a holder must either (1) comply with the procedures for physical tender or (2) comply with the automated tender offer program procedures of DTC, described below.

To complete a physical tender, a holder must:

•	complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal,

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires,

•	mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date, and

•	deliver the original notes to the exchange agent prior to the expiration date or comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under “Prospectus Summary—The Exchange Agent” prior to the expiration date.

To complete a tender through DTC’s automated tender offer program, the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such original notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message.

The tender by a holder that is not withdrawn prior to the expiration date and our acceptance of that tender will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

THE METHOD OF DELIVERY OF ORIGINAL NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR ORIGINAL NOTES TO US. YOU MAY REQUEST YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

How to Tender if You Are a Beneficial Owner

If you beneficially own original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either:

•	make appropriate arrangements to register ownership of the original notes in your name, or

•	obtain a properly completed bond power from the registered holder of your original notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal described below under “The Exchange Offer—Withdrawal of Tenders” guaranteed by an eligible institution unless the original notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution.

An “eligible institution” is a member firm of a registered national securities exchange, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

When Endorsements or Bond Powers Are Needed

If a person other than the registered holder of any original notes signs the letter of transmittal, the original notes must be endorsed or accompanied by a properly completed bond power. The registered holder must sign the bond power as the registered holder’s name appears on the original notes. An eligible institution must guarantee that signature.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, or officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, they also must submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Accordingly, participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the original notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

An agent’s message is a message transmitted by DTC to and received by the exchange agent and forming part of the book-entry confirmation, stating that:

•	DTC has received an express acknowledgment from a participant in DTC’s automated tender offer program that is tendering original notes that are the subject of such book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce the agreement against such participant.

Determinations Under the Exchange Offer

We will determine at our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered original notes and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes our acceptance of which, in the opinion of our counsel, might be unlawful. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor will we or those persons incur any liability for failure to give such notification. Tenders of original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

When We Will Issue Exchange Notes

In all cases, we will issue exchange notes for original notes that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

•	original notes or a timely book-entry confirmation of transfer of such original notes into the exchange agent’s account at DTC, and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Original Notes Not Accepted or Exchanged

If we do not accept any tendered original notes for exchange for any reason described in the terms and conditions of the exchange offer or if original notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged original notes without expense to their tendering holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described below, such non-exchanged original notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	you are acquiring the exchange notes in the ordinary course of your business;

•

you are not engaged in, and do not intend to engage in, and you have no arrangement or understanding with any person to participate in, the distribution of the original notes or the exchange notes within the meaning of the Securities Act;

•	you are not our affiliate, as defined in Rule 405 under the Securities Act;

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•

if you are a broker-dealer or you are using the exchange offer to participate in the distribution of exchange notes, you agree and acknowledge that you could not under Commission policy, rely on certain no-action letters, and you must comply with the registration and prospectus delivery requirements in connection with a secondary resale transaction.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. If you are unable to deliver confirmation of the book-entry tender of your original notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date, you must tender your original notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your original notes but they are not immediately available or if you cannot deliver your original notes, the letter of transmittal or any other required documents to the exchange agent, or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•

the tender is made through a member firm of a registered national securities exchange, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange, commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	stating your name and address, the registered number(s) of your original notes and the principal amount of original notes tendered,

•	stating that the tender is being made thereby, and

•

guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof or agent’s message in lieu thereof, together with the original notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile or agent’s message, as well as all tendered original notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, the exchange agent will send a notice of guaranteed delivery to you if you wish to tender your original notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under “Prospectus Summary—The Exchange Agent,” and

•	the withdrawing holder must comply with the appropriate procedures of DTC’s automated tender offer program.

Any notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn,

•	identify the original notes to be withdrawn, including the registration number or numbers and the principal amount of such original notes,

•

be signed by the person who tendered the original notes in the same manner as the original signature on the letter of transmittal used to deposit those original notes or be accompanied by documents of transfer sufficient to permit the trustee to register the transfer in the name of the person withdrawing the tender, and

•	specify the name in which such original notes are to be registered, if different from that of the person who tendered the original notes.

If original notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any original notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such original notes will be credited to an account maintained with DTC for the original notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn original notes by following one of the procedures described under “The Exchange Offer—Procedures for Tendering” at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, email, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the original notes and in handling or forwarding tenders for exchange.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees for the exchange notes,

•	fees and expenses of the exchange agent and the trustee,

•	accounting and legal fees,

•	printing costs, and

•	related fees and expenses.

Transfer Taxes

If you tender your original notes for exchange, you will not be required to pay any transfer taxes. We will pay all transfer taxes, if any, applicable to the exchange of original notes in the exchange offer. The tendering holder will, however, be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered,

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or

•	a transfer tax is imposed for any reason other than the exchange of original notes for exchange notes in the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a tendering holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder. The exchange agent will retain possession of exchange notes with a face amount equal to the amount of the transfer taxes due until it receives payment of the taxes.

Accounting Treatment

We will record the exchange notes at the same carrying value as the original notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your original notes for exchange notes in the exchange offer, you will remain subject to the existing restrictions on transfer of the original notes. In general, you may not offer or sell the original notes unless either they are registered under the Securities Act or the offer or sale is exempt from or not subject to registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act. We have no obligation to re-offer to exchange the exchange notes for original notes following the expiration of the exchange offer.

The tender of original notes in the exchange offer will reduce the outstanding principal amount of the original notes. Due to the corresponding reduction in liquidity, this may have an adverse effect on, and increase the volatility of, the market price of any original notes that you continue to hold.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take. In the future, we may at our discretion seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered original notes, except as required by the registration rights agreement.

USE OF PROCEEDS

We are making the exchange offer to satisfy our obligations under the original notes, the indenture and the registration rights agreement. We will not receive any cash proceeds from the exchange offer. In consideration of issuing the exchange notes in the exchange offer, we will receive an equal principal amount of original notes. Any original notes that are properly tendered and accepted in the exchange offer will be canceled.

CAPITALIZATION

The following table presents our consolidated cash and cash equivalents and capitalization as of June 30, 2020. This table should be read in conjunction with the information contained in “Use of Proceeds” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2020
As Adjusted
(in millions)
Cash and equivalents	$27.4
Short-term debt	140.0
PSE long-term debt	4,376.3
Puget Energy long-term debt(1)	2,234.0
Term loans	234.0
Existing senior secured notes	1,350.0
4.100% senior secured notes due 2030	650.0
Equity	4,033.7

Total Capitalization	$10,811.4

(1)	Excludes fair value accounting treatment from our financial statements where our long-term debt, including term loans is valued at $2.2 billion at June 30, 2020.

SELECTED FINANCIAL INFORMATION

The following tables show selected financial data. This information should be read in conjunction with the Management’s Discussion and Analysis and the audited consolidated financial statements and the related notes.

Puget Energy Summary of Operations	Fiscal Year Ended December 31,
(Dollars in thousands)	2019	2018	2017	2016	2015
Operating revenue	$3,401,130	$3,346,496	$3,460,276	$3,164,301	$3,092,700
Operating income	519,008	554,058	739,106	765,474	671,925
Income from continuing operations	210,708	235,622	175,194	312,899	241,179
Net income	210,708	235,622	175,194	312,899	241,179
Basic earnings per common share from continuing operations	N/A	N/A	N/A	N/A	N/A
Basic earnings per common share	N/A	N/A	N/A	N/A	N/A
Diluted earnings per common share from continuing operations	N/A	N/A	N/A	N/A	N/A
Diluted earnings per common share	N/A	N/A	N/A	N/A	N/A

Dividends per common share	N/A	N/A	N/A	N/A	N/A
Book value per common share	N/A	N/A	N/A	N/A	N/A

Total assets at year end	$14,659,863	$14,098,861	$13,690,789	$13,266,380	$12,814,254
Long-term debt	5,920,325	5,672,491	5,207,929	5,104,073	5,077,518
Preferred stock subject to mandatory redemption	—	—	—	—	—
Junior subordinated notes	—	—	250,000	250,000	250,000
Finance lease obligations	1,480	1,315	1,129	645	378
Capital lease obligations	190,189	—	—	—	—

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties, such as Puget Energy, Inc. (Puget Energy) and Puget Sound Energy, Inc. (PSE) objectives, expectations and intentions. Words or phrases such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “future,” “intends,” “may,” “might,” “plans,” “potential,” “predicts,” “projects,” “should,” “will likely result,” “will continue” and similar expressions are intended to identify certain of these forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. Puget Energy’s and PSE’s actual results could differ materially from results that may be anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Forward-Looking Statements” included elsewhere in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and in the section entitled “Risk Factors” included in Part I, Item 1A in Puget Energy’s and Puget Sound Energy’s Form 10-K for the period ended December 31, 2019. Except as required by law, neither Puget Energy nor PSE undertakes any obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and in Puget Energy’s and PSE’s other reports filed with the U.S. Securities and Exchange Commission (SEC) that attempt to advise interested parties of the risks and factors that may affect Puget Energy’s and PSE’s business, prospects and results of operations, including the COVID-19 pandemic.

Overview

Puget Energy is an energy services holding company and substantially all of its operations are conducted through its subsidiary PSE, a regulated electric and natural gas utility company. PSE is the largest electric and natural gas utility in the state of Washington, primarily engaged in the business of electric transmission, distribution and generation and natural gas distribution. Puget Energy’s business strategy is to generate stable cash flows by offering reliable electric and natural gas service in a cost-effective manner through PSE. Puget Energy also has a wholly-owned non-regulated subsidiary, Puget LNG, LLC (Puget LNG), which has the sole purpose of owning, developing and financing the non-regulated activity of the Tacoma liquefied natural gas (LNG) facility, currently under construction. All of Puget Energy’s common stock is indirectly owned by Puget Holdings, LLC (Puget Holdings). Puget Holdings is owned by a consortium of long-term infrastructure investors including the Canada Pension Plan Investment Board, the British Columbia Investment Management Corporation (BCIMC), the Alberta Investment Management Corporation (AIMCo), Ontario Municipal Employee Retirement System (OMERS) and PGGM Vermogensbeheer B.V. The sale of previous owners’, Macquarie Infrastructure Partners and Macquarie Capital Group Limited, shares to OMERS, PGGM Vermogensbeheer B.V., AIMCo and BCIMC was approved by various federal and state agencies, including that of the Washington Utilities and Transportation Commission (Washington Commission), and closed on April 17th, 2019. Puget Energy and PSE are collectively referred to herein as “the Company.”

PSE generates revenue and cash flow primarily from the sale of electric and natural gas services to residential and commercial customers within a service territory covering approximately 6,000 square miles, principally in the Puget Sound region of the state of Washington. PSE continually balances its load requirements, generation resources, purchase power agreements, and market purchases to meet customer demand. The Company’s external financing requirements principally reflect the cash needs of its construction program, its schedule of maturing debt and certain operational needs. PSE requires access to bank and capital markets to meet its financing needs.

COVID-19 Update

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a pandemic by the World Health Organization. To date, COVID-19 has surfaced in nearly all regions around the world and resulted in travel restrictions and business slowdowns or shutdowns in affected areas. On January 21, 2020, authorities confirmed the first COVID-19 case in Washington State, followed by the first confirmed virus-related death in Washington State on February 29, 2020, in each case, in the Company’s service territory.

In response to the outbreak and business disruption, first and foremost, we have prioritized the health and safety of our customers, employees, and the communities in our service territory implementing a number of changes including not disconnecting customers for non-payment, receiving Washington Commission approval to waive late fees, and filing a motion with the Washington Commission to waive the statutory deadline for the Company’s General Rate Case for up to 60 days, from May 20, 2020, until July 20, 2020, establishing a Crisis-Affected Customer Assistance Program (CACAP), implementing social distancing measures for our employees and using remote workforce where possible. PSE continues to serve our customers and has implemented business continuity and emergency response plans to continue to provide electricity and natural gas services to customers and otherwise support the Company’s operations.

We are continuing to monitor developments involving our workforce, customers, electricity and natural gas demand, commodity costs and suppliers but cannot predict the impact of COVID-19 on our results of operations, financial condition and ongoing operations. An extended slowdown of the United States’ economic growth, demand for commodities and/or material changes in governmental policy could result in lower economic growth and lower demand for electricity and natural gas in our service territory. Moreover, such extended slowdown will affect the ability of various customers, contractors, suppliers and other business partners to fulfill their obligations, which could have a material adverse effect on our results of operations, financial condition and ongoing operations.

Due to continued stay at home orders, work from home mandates, and business disruptions caused by COVID-19, electric and gas loads decreased 7.0% and 11.0%, respectively, when comparing weather-adjusted actual to forecast during the fiscal quarter ended June 30, 2020. Residential loads during the quarter ended June 30, 2020, increased 2.6% and 3.1% when comparing weather-adjusted actual to forecast for electric and gas loads, respectively. In contrast, the Company delivered weather-adjusted commercial electric and gas loads of 12.6% and 11.7% lower than forecasted, respectively, during the fiscal quarter ended June 30, 2020. Revenue reductions are partially offset by the effects of decoupling and reduced electric and natural gas supply costs. Decoupling revenue recognized during the quarter was $23.2 million and $3.4 million for electric and natural gas, respectively as compared to $5.9 million and $4.8 million in the same period of 2019 for electric and natural gas, respectively. The Company anticipates that electric and gas loads will continue to be impacted the remainder of 2020 with a partial recovery in the fourth quarter, due to continued work place lock downs, work at home mandates, other government mandated quarantines, economic recession, and resurgence of the COVID-19 virus. Risks to these assumptions include the duration, severity, and potential resurgence of the virus, government proclamations related to managing public health, and fiscal stimulus policies to support economic recovery. Industrial customers, who represent only 4.3% of the Company’s total retail revenue and are generally transmission and transportation services which are not volumetric in nature, are not expected to be materially impacted. Due to business disruptions caused by the COVID-19 pandemic, the Company has incurred increased costs and partially offsetting cost savings that have been immaterial through the period ended June 30, 2020. To the extent that the Company incurs material, unexpected expenses associated with the pandemic, such as increased uncollectible accounts receivable, the Company would explore regulatory accounting policies and rate recovery mechanisms to address any negative impacts to financial results.

On March 27, 2020, the U.S. Government enacted the CARES Act, which provides approximately $2 trillion of economic relief and stimulus to support the national economy during the COVID-19 epidemic. This package included support for individuals, large corporations, small business, and health care entities, among other affected groups. Among other provisions, the CARES Act includes modifications to corporate income tax provisions, including temporary suspension of certain payment requirements for the employer portion of social security taxes. As a result of these modifications, the Company deferred payroll taxes totaling $4.7 million as of June 30, 2020.

Further detail regarding the factors and trends affecting performance of the Company during the quarter ended June 30, 2020, is set forth below in this “Overview” section as well as in other sections of Management’s Discussion and Analysis.

Factors and Trends Affecting PSE’s Performance

PSE’s ongoing regulatory requirements and operational needs necessitated the investment of substantial capital in 2019 and will continue to do so in future years. Because PSE intends to seek recovery of such investments through the regulatory process, its financial results depend heavily upon favorable outcomes from that process. The principal business, economic and other factors that affect PSE’s operations and financial performance include:

•	The rates PSE is allowed to charge for its services;

•	PSE’s ability to recover power costs that are included in rates which are based on volume;

•

Weather conditions, including the impact of temperature on customer load; the impact of extreme weather events on budgeted maintenance costs; meteorological conditions such as snow-pack, stream-flow and wind-speed which affect power generation, supply and price;

•	The effects of climate change, including changes in the environment that may affect energy costs or consumption, increase the Company’s costs, or adversely affect its operations;

•	Regulatory decisions allowing PSE to recover purchased power and fuel costs, on a timely basis;

•	PSE’s ability to supply electricity and natural gas, either through company-owned generation, purchase power contracts or by procuring natural gas or electricity in wholesale markets;

•	Equal sharing between PSE and its customers of earnings which exceed PSE’s authorized rate of return (ROR);

•	Availability and access to capital and the cost of capital;

•

Regulatory compliance costs, including those related to new and developing federal regulations of electric system reliability, state regulations of natural gas pipelines and federal, state and local environmental laws and regulations;

•	Wholesale commodity prices of electricity and natural gas;

•	Increasing capital expenditures with additional depreciation and amortization;

•	Failure to complete capital projects on schedule and within budget or the abandonment of capital projects, either of which could result in the Company’s inability to recover project costs;

•	Tax reform, the effect of lower tax rates, and regulatory treatment of excess deferred tax balances on rate base and customer rates;

•	General economic conditions in PSE’s service territory and its effects on customer growth and use-per-customer;

•	Federal, state, and local taxes;

•	Employee workforce factors, including potential strikes, work stoppages, transitions in senior management, and loss or retirement of key personnel and availability of qualified personnel;

•	The effectiveness of PSE’s risk management policies and procedures;

•

Cyber security attacks, data security breaches, or other malicious acts that cause damage to the Company’s generation and transmission facilities or information technology systems, or result in the release of confidential customer, employee, or Company information;

•	Acts of war, terrorism, or the impact of civil unrest to infrastructure; and

•

Risks due to pandemics, including supply shortages, rising costs, disruption to vendor or customer relationships, the potential for reputational harm, the impact of government, business and company closure of facilities, customer or contract defaults; concerns of safety to employees and customers, potential costs due to quarantining of employees and work-from-home policies.

Regulation of PSE Rates and Recovery of PSE Costs

PSE’s regulatory requirements and operational needs require the investment of substantial capital in 2020 and future years. As PSE intends to seek recovery of these investments through the regulatory process, its financial results depend heavily upon outcomes from that process. The rates that PSE is allowed to charge for its services influence its financial condition, results of operations and liquidity. PSE is highly regulated and the rates that it charges its retail customers are approved by the Washington Commission. The Washington Commission has traditionally required these rates be determined based, to a large extent, on historic test year costs plus weather normalized assumptions about hydroelectric conditions and power costs in the relevant rate year. Incremental customer growth and sales typically have not provided sufficient revenue to cover general cost increases over time due to the combined effects of regulatory lag and attrition. In addition, the Washington Commission determines whether the Company’s expenses and capital investments are reasonable and prudent for the provision of cost-effective, reliable and safe electric and natural gas service. If the Washington Commission determines that a capital investment is not reasonable or prudent, the costs (including return on any resulting rate base) related to such capital investment may be disallowed, partially or entirely, and not recovered in rates.

Washington state law also requires PSE to pursue electric conservation that is cost-effective, reliable and feasible. PSE’s mandate to pursue electric conservation initiatives may have a negative impact on the electric business financial performance due to lost margins from lower sales volumes as variable power costs are not part of the decoupling mechanism. The Washington Commission also sets natural gas conservation achievement standards for PSE. The effects of achieving these standards will, however, have only a slight negative impact on natural gas business financial performance due to the natural gas business being almost fully decoupled.

General Rate Case Filing

PSE filed a general rate case (GRC) with the Washington Commission on June 20, 2019, requesting an overall increase in electric and natural gas rates of 6.9% and 7.9% respectively. PSE requested a return on equity of 9.8% with an overall rate of return of 7.62%. In addition to the traditional areas of focus (revenue requirements, cost allocation, rate design and cost of capital), the Company completed an attrition study and included a portion of the attrition revenue requirement in the overall request in order to address the expected regulatory lag in the rate year. Additionally, as the non-plant related excess deferred taxes that resulted from the Tax Cuts and Jobs Act (TCJA) remained outstanding from PSE’s Expedited Rate Filing (ERF) as discussed below, PSE requested in its GRC to pass back the amounts over four years. On September 17, 2019, PSE filed supplemental testimony, which provided certain updates to the original filing, but did not impact the requested overall electric and natural gas rate increases, return on equity or overall rate of return as originally filed. On January 15, 2020, PSE filed rebuttal testimony which included a reduction to the requested return on equity to 9.5%, which decreased the rate of return to 7.48%. The requested rate increase for both electric and natural gas remained at 6.9% and 7.9%, respectively. For both electric and natural gas PSE did not originally request its full attrition adjustment; therefore, the decrease in return on equity led to a reduction in the electric rate increase of only $1.5 million and did not have an impact on the natural gas rate increase.

On July 8, 2020, the Washington Commission issued its order on PSE’s GRC. The ruling provided for a weighted cost of capital of 7.39% or 6.80% after-tax, and a capital structure of 48.5% in common equity with a return on equity of 9.4%. The order also resulted in a combined net increase to electric of $29.5 million, or 1.6%, and to natural gas of $36.5 million, or 4.0%. However, the Washington Commission extended the amortization of certain regulatory assets, PSE’s electric decoupling deferral, and PSE’s PGA deferral to mitigate the impact of the rate increase in response to the economic instability created by the COVID-19 pandemic, which reduced the electric revenue increase to approximately $0.9 million, or 0.05% and the natural gas increase to $1.3 million, or 0.15%. The Washington Commission also determined that the Company’s proposed attrition adjustment of $23.9 million for electric and $16.2 million for natural gas was not in the public interest at this time. The order also effectively ends the deferral of PSE’s advanced metering infrastructure (AMI) investment while allowing the deferral on the return on AMI investments through December 31, 2019. Additional AMI investments will be evaluated in future proceedings for deferrals of return until the AMI project is complete. As a result of the 2019 GRC outcome, Puget Energy and PSE credit rating metrics will likely be adversely impacted absent other regulatory relief or Corporate mitigation measures otherwise Puget Energy and PSE are at risk of a downgrade to their credit rating. On July 17, 2020, PSE filed a motion for clarification with the Washington Commission seeking clarification on several items. On July 31, 2020, the Washington Commission issued an order granting PSE’s motion for clarification. The ruling adjusted certain items from the final order issued on July 8, 2020, which led to a combined net increase to electric of $59.6 million, or 2.9%, an increase of $30.1 million above the $29.5 million granted in the final order. The order also led to a combined net increase to natural gas of $42.9 million, or 5.6%, an increase of $6.4 million above the $36.5 million granted in the final order. The Washington Commission maintained adjustments which mitigated the impacts of the rate increases in response to the economic instability created by the COVID-19 pandemic, which reduced the electric revenue increase to approximately $31 million, or 1.5% and the natural gas increase to $7.7 million, or 1.0%. PSE continues to review the original Commission order including the ramifications of certain tax issues and the order for clarification and expects to file a Compliance Filing to amend electric and natural gas tariffs and, upon approval of this filing, rates will go into effect.

For further details regarding the 2019 GRC filing and credit ratings, see Note 7, “Regulations and Rates” to the consolidated financial statements included in part 1 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and “Financing Program: in item 2 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, respectively.

Expedited Rate Filing

On November 7, 2018, PSE filed an ERF with the Washington Commission. On January 22, 2019, all parties in the proceeding reached an agreement on settlement terms. The settlement agreement was filed on January 30, 2019. On February 21, 2019, the Washington Commission approved the settlement with one condition. The settlement requires that PSE pass back the deferred balance associated with the tax over-collection of $34.6 million from January 1, 2018, through April 30, 2018, over a one-year period which began May 1, 2019.

For further details regarding the 2018 ERF, see Note 7, “Regulations and Rates” to the consolidated financial statements included in part 1 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

Washington Commission Tax Deferral Filing

The TCJA was signed into law in December 2017. As a result of this change, PSE re-measured its deferred tax balances under the new corporate tax rate. PSE filed an accounting petition on December 29, 2017, requesting deferred accounting treatment for the impacts of tax reform. The deferred accounting treatment results in the tax rate change being captured in the deferred income tax balance with an offset to the regulatory liability for deferred income taxes. Additionally, on March 30, 2018, PSE filed for a rate change for electric and natural gas customers associated with TCJA to reflect the decrease in the federal corporate income tax rate from 35% to 21%. Other outcomes associated with PSE’s tax deferral filing are discussed in the ERF and GRC disclosures. On July 8, 2020, the Washington Commission issued its order in PSE’s GRC, which was consolidated with PSE’s accounting petition filed on December 29, 2017. On July 17, 2020, PSE filed a motion for clarification of several issues in the Washington Commission’s order including issues relating to its accounting petition. On July 31, 2020, PSE received an order granting PSE’s motion for clarification which adjusted certain items within the final order, including treatment of protected excess deferred taxes. PSE is currently reviewing the order granting the motion for clarification.

The Washington Commission approved the following PSE requests to change rates to reflect the new corporate tax rates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
Electric:
May 1, 2018	(3.4)%	$(72.9)
Natural Gas:
May 1, 2018	(2.7)%	$(23.6)

For further details regarding the Washington Commission Tax Deferral Filing, see Note 7, “Regulations and Rates” to the consolidated financial statements included in part 1 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

Decoupling Filings

On December 5, 2017, the Washington Commission approved PSE’s request within the 2017 GRC to extend the decoupling mechanism with some changes to the methodology that took effect on December 19, 2017. Electric and natural gas delivery revenues will continue to be recovered on a per customer basis and electric fixed production energy costs will now be decoupled and recovered on the basis of a fixed monthly amount. Approved revenue per customer costs can only be changed in a GRC or ERF. Approved electric fixed production energy costs can also be changed in a power cost only rate case (PCORC). Other changes to the decoupling methodology approved by the Washington Commission include regrouping of electric and natural gas non-residential customers and the exclusion of certain electric schedules from the decoupling mechanism going forward. The rate cap, which limits the amount of previously deferred revenues PSE can collect in its annual filings, increased from 3.0% to 5.0% for natural gas customers but will remain at 3.0% for electric customers. The decoupling mechanism is to be reviewed again in PSE’s first GRC filed in or after 2021, or in a separate proceeding, if appropriate. PSE’s decoupling mechanism over- and under- collections will still be collectible or refundable after this effective date even if the decoupling mechanism is not extended.

On February 21, 2019, the Washington Commission approved the multi-party settlement agreement which was filed within PSE’s ERF filing. As part of this settlement agreement, electric and natural gas allowed delivery revenue per customer was updated to reflect changes in the approved revenue requirement. For electric, there were no changes to the annual allowed fixed power cost revenue. The changes took effect on March 1, 2019.

On June 30, 2020, PSE performed an analysis to determine if electric and natural gas decoupling revenue deferrals would be collected from customers within 24 months of the annual period, per ASC 980. If not, for GAAP purposes only, PSE would need to record a reserve against the decoupling revenue and a corresponding regulatory asset balance. Once the reserve is probable of collection within 24 months from the end of the annual period, the reserve can be recognized as decoupling revenue. The analysis indicated that $2.1 million of electric deferred revenue will not be collected within 24 months of the annual period; therefore an adjustment was booked to 2020 electric decoupling revenue. Natural gas deferred revenue will be collected within 24 months of the annual period; therefore, no adjustment was booked to 2020 natural gas decoupling revenue.

The Washington Commission approved the following PSE requests to change rates for prior deferrals under its electric and natural gas decoupling mechanisms:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)[1]
Electric:
May 1, 2020[2]	0.2%	$2.0
May 1, 2019	0.9	20.6
May 1, 2018	(1.1)	(25.2)
Natural Gas:
May 1, 2020	(0.5)%	$(4.8)
May 1, 2019	(5.3)	(45.9)
May 1, 2018	1.7	15.9

[1]

For electric and natural gas rates effective May, 1, 2020 there were no excess earnings that impacted the approved revenue change. For electric and natural gas rates effective May, 1, 2019, there were no excess earnings that impacted the approved revenue change. For electric and natural gas rates effective May 1, 2018, the approved revenue change is net of reductions from excess earnings of $10.0 million for electric and $4.9 million for natural gas.

[2]	The 2019 GRC final order lengthened the recovery period to April 2022, however, the rates issued in the final order are not currently in effect.

Electric Rates

Power Cost Adjustment Mechanism

PSE currently has a power cost adjustment (PCA) mechanism that provides for the deferral of power costs that vary from the “power cost baseline” level of power costs. The “power cost baseline” levels are set, in part, based on normalized assumptions about weather and hydroelectric conditions. Excess power costs or savings are apportioned between PSE and its customers pursuant to the graduated scale set forth in the PCA mechanism and will trigger a surcharge or refund when the cumulative deferral trigger is reached.

Effective January 1, 2017, the following graduated scale is used in the PCA mechanism:

	Company’s Share		Customers’ Share
Annual Power Cost Variability	Over	Under	Over	Under
Over or Under Collected by up to $17 million	100%	100%	—%	—%
Over or Under Collected by between $17 million - $40 million	35	50	65	50
Over or Under Collected beyond $40 + million	10	10	90	90

In 2016, PSE filed an accounting petition with the Washington Commission which requested deferral of the variances, either positive or negative, between the fixed costs previously recovered in the PCA and the revenue received to cover the allowed fixed costs. The Washington Commission issued Order No. 01 approving PSE’s accounting petition. With the final determination in PSE’s GRC, this deferral ceased with the rate effective date of December 19, 2017.

For the six months ended June 30, 2020, in its PCA mechanism, PSE under recovered its allowable costs by $48.8 million of which $19.5 million was apportioned to customers and $1.1 million of interest was accrued on the deferred customer balance. This compares to an under recovery of allowable costs of $46.4 million for the six months ended June 30, 2019, of which $17.3 million was apportioned to customers and accrued $0.2 million interest on the total deferred customer balance. The under recovery in 2020 led to an increase in the PCA deferral, and was a higher under recovery compared to the same period in 2019. The under recovery was due to power costs that were higher than what was collected in the allowed baseline for the six months ended June 30, 2020. Power costs have increased due to a number of factors such as the addition of new resources, increased rates on purchase power agreements and higher transmission costs. Also contributing to the under recovery in 2020 was a reduced load, used to calculate the baseline amount, which was due to warmer than normal weather in the first half of 2020 and to the effects of COVID-19 on energy usage and the economy. Contributing to the under recovery in 2019 were high power prices in the first quarter of 2019 due to cold weather in February and early March of 2019, which drove regional loads and demand for power up resulting in higher prices, and Westcoast pipeline capacity limitations, which contributed to higher natural gas and power prices.

Power Cost Adjustment Clause Filing

On July 1, 2019, PSE updated its Schedule 95 rates in the Power Cost Adjustment Clause tariff to reflect the transition fee as required by Section 12 of the Microsoft Special Contract. Additionally, Schedule 95 rates also include portions of fixed power cost adjustments per the allowed decoupling rate re-allocation effective April 1, 2019, resulting from Microsoft becoming a transportation customer as well as small variable power cost adjustments.

The following table sets forth power cost adjustment clause filing approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
July 3, 2020	1.2%	$23.9
July 1, 2019[1]	(1.2)	(24.9)
May 1, 2019	0.1	3.3

1.

The rates for Microsoft Special Contracts portion was zeroed out effective July 3, 2020 following the July 2019 through June 2020 period. The actual residual amount (if over $100 thousand) resulting at July 31, 2020 will be included in the electric Schedule 129 Low Income Program rates that become effective October 1, 2020.

Electric Conservation Rider

The electric conservation rider collects revenue to cover the costs incurred in providing services and programs for conservation. Rates change annually on May 1 to collect the annual budget that started the prior January and to true-up for actual compared to forecast conservation expenditures from the prior year, as well as actual compared to the forecasted load set in rates.

The following table sets forth conservation rider rate adjustments approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
May 1, 2020	0.9%	$17.8
May 1, 2019	(0.9)	(17.5)
May 1, 2018	(0.8)	(18.0)

Electric Property Tax Tracker Mechanism

The purpose of the property tax tracker mechanism is to pass through the cost of all property taxes incurred by the Company. The mechanism was implemented in 2018 and removed property taxes from general rates and included those costs for recovery in an adjusting tariff rate. After the implementation, the mechanism acts as a tracker rate schedule and collects the total amount of property taxes assessed. The tracker is adjusted each year in May based on that year’s assessed property taxes and true-up from the prior year.

The following table sets forth property tax tracker mechanism rate adjustments approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
May 1, 2020	0.07%	$1.4
May 1, 2019	(0.2)	(5.1)
May 1, 2018	(0.1)	(1.3)

Federal Incentive Tracker Tariff

The Federal Incentive Tracker Tariff passes through to customers the benefits associated with the wind-related treasury grants. The filing results in a credit back to customers for pass-back of treasury grant amortization and pass-through of interest and any related true-ups. The filing is adjusted annually for new federal benefits, actual versus forecast interest and to true-up for actual load being different than the forecasted load set in rates. Rates change annually on January 1. Additionally, this tracker is impacted by the TCJA previously discussed. Accordingly, PSE filed for a one-time rate change to be effective May 1, 2018, to recognize the decrease in the federal corporate income tax rate from 35% to 21%.

The following table sets forth the federal incentive tracker tariff revenue requirement approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates from prior year	Total credit to be passed back to eligible customers (Dollars in Millions)
January 1, 2020	(0.04)%	$(37.8)
January 1, 2019	0.1	(38.7)

Residential Exchange Benefit

The residential exchange program passes through the residential exchange program benefits that PSE receives from the Bonneville Power Administration (BPA). Rates change biennially on October 1.

The following table sets forth residential exchange benefit adjustments approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Total credit to be passed back to eligible customers (Dollars in Millions)
October 12, 2019	0.01%	$(81.8)
October 1, 2017	(0.6)	(80.8)

Natural Gas Rates

Natural Gas Conservation Rider

The natural gas conservation rider collects revenue to cover the costs incurred in providing services and programs for conservation. Rates change annually on May 1 to collect the annual budget that started the prior January and to true-up for actual compared to forecast conservation expenditures from the prior year, as well as actual compared to the forecasted load set in rates.

The following table sets forth conservation rider rate adjustments approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
May 1, 2020	0.4%	$3.5
May 1, 2019	0.1	1.1

Natural Gas Property Tax Tracker Mechanism

The purpose of the property tax tracker mechanism is to pass through the cost of all property taxes incurred by the Company. The mechanism was implemented in 2018 and removed property taxes from general rates and included those costs for recovery in an adjusting tariff rate. After the implementation, the mechanism acts as a tracker rate schedule and collects the total amount of property taxes assessed. The tracker is adjusted each year in May based on that year’s assessed property taxes and true-up from the prior year.

The following table sets forth property tax tracker mechanism rate adjustments approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
May 1, 2020	(0.3)%	$(2.8)
May 1, 2019	(0.2)	(1.6)
May 1, 2018	(0.2)	(2.2)

Natural Gas Cost Recovery Mechanism

The purpose of the cost recovery mechanism (CRM) is to recover capital costs related to projects included in PSE’s pipeline replacement program plan on file with the Washington Commission with the intended effect of enhancing the safety of the natural gas distribution system. Rates change annually on November 1.

The following table sets forth CRM rate adjustments approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective dates:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
November 1, 2019	0.8%	$7.0
November 1, 2018	0.5	5.0

Purchased Gas Adjustment Mechanism

PSE has a PGA mechanism that allows PSE to recover expected natural gas supply and transportation costs and defer, as a receivable or liability, any natural gas supply and transportation costs that exceed or fall short of this expected natural gas cost amount in PGA mechanism rates, including accrued interest. PSE is authorized by the Washington Commission to accrue carrying costs on PGA receivable and payable balances. A receivable or payable balance in the PGA mechanism reflects an under recovery or over recovery, respectively, of natural gas cost through the PGA mechanism. Rates typically change annually on November 1, although out-of-cycle rate changes are allowed at other times of the year if needed.

On April 25, 2019, the Washington Commission approved PSE’s request for an out-of-cycle change to PGA rates with the rate change taking effect May 1, 2019. The out-of-cycle PGA filing was needed to begin amortizing a large PGA commodity deferral balance that had grown due to higher than projected commodity costs during the 2018/19 winter. These higher than projected commodity costs were primarily due to an October 9, 2018, rupture and subsequent explosion on Westcoast Pipeline which is one of the major pipelines feeding PSE’s distribution system. The pipeline was repaired in October 2018, however supply capacity on the pipeline was limited over the 2018/19 winter leading to higher prices. February weather was also much colder than normal which also increased the demand for natural gas. The out-of-cycle PGA rates were effective from May 1, 2019 through April 30, 2020 and on May 1, 2020 the rates were set to zero. At the end of the recovery period, an unamortized balance of $4.9 million remains which PSE will request to be amortized in its upcoming annual PGA filing for rates effective November 1, 2020.

On October 24, 2019, the Washington Commission approved PSE’s request for November 2019 PGA rates, with the rate change taking effect on November 1, 2019. As part of that filing, PSE requested PGA rates increase annual revenue by $17.8 million, while the new tracker rates increased by annual revenue of $100.6 million; this was in addition to continuing the collection on the remaining balance of $54.0 million from the out-of-cycle PGA. The tracker rates include deferral balances for the three separate amounts: (i) $114.4 million of under collected commodity balances deferred in February and March; (ii) a $10.8 million balance of over-collected commodity costs for the 2018 PGA, and (iii) a $4.1 million remaining balance from the $54.7 million credit to customers, caused by the 2017 over-collection, established in the 2018 tracker. The high commodity deferral balances for winter months through March 2019 were the result of three noteworthy events last winter experienced by PSE: the Enbridge pipeline rupture, unusually low temperatures in February and March, and a compressor failure in February at the Jackson Prairie storage facility. Additionally, to reduce customer impact, as part of the approved PGA filing, PSE will be collecting $114.4 million commodity deferrals and related interest over a two year period, instead of the historic one year period, from November 2019 through October 2021. Finally, as part of the GRC final order, collection of the $114.4 million commodity deferrals was further lengthened to be collected over three years instead of two.

The following table presents the PGA mechanism balances and activity for six months ended June 30, 2020 and 2019:

Puget Energy and Puget Sound Energy
(Dollars in Thousands)	At June 30,	At December 31,
PGA receivable balance and activity	2020	2019
PGA receivable beginning balance	$132,766	$9,922
Actual natural gas costs	169,697	406,162
Allowed PGA recovery	(217,916)	(289,876)
Interest	2,385	6,558

PGA receivable ending balance	$86,932	$132,766

The following table sets forth the PGA rate adjustments approved by the Washington Commission and the corresponding expected annual impact on PSE’s revenue based on the effective date:

Effective Date	Average Percentage Increase (Decrease) in Rates	Increase (Decrease) in Revenue (Dollars in Millions)
November 1, 2019[2]	13.4%	$118.3
May 1, 2019[1]	6.3	54.0
November 1, 2018	(10.9)	(98.4)

1.

The rate for out of the cycle May 2019 PGA (Supplemental A) filing was set to zero effective May 1, 2020, The actual residual amount resulting will be included in annual PGA filling effective November 1, 2020.

2.	The 2019 GRC final order lengthened the recovery period from two to three years.

Other Proceedings

Microsoft Special Contract

Following discussions between PSE, the Microsoft Corporation, and others, and after completing a negotiated regulatory process, the Washington Commission issued an order in July 2017 approving a special contract between PSE and Microsoft relating to retail access for Microsoft loads currently being served under PSE’s electric Schedule 40. The special contract includes the following conditions: (i) Microsoft must exceed Washington State’s current renewable portfolio standards, (ii) the remainder of power sold to Microsoft must be carbon free, (iii) there will be no reduction in Microsoft’s funding of PSE’s conservation programs, (iv) Microsoft paid a transition fee that was a straight pass-through to customers and (v) Microsoft will fund enhanced low-income support. Microsoft began taking service under the special contract on April 1, 2019, after meeting the eligibility requirements under the special contract.

Voluntary Long-Term Renewable Energy

Effective September 2016, the Washington Commission approved PSE’s tariff revision to create an additional voluntary renewable energy product. This provides customers with electric generation resource options to help them meet their sustainability goals. Incremental costs of the program will be allocated to the voluntary participants of the program as is the case with PSE’s existing Green Power programs. PSE offered this service, Green Direct, to larger customers (aggregated annual loads greater than 10,000 MWh) and government customers. The initial resource option offered under this rate schedule is a new wind generation facility with the capacity of approximately 136.8 MW currently under construction in the region by a developer under contract to PSE. The project is fully subscribed and is expected to begin generating power in 2020. Twenty-one customers will receive the anticipated output of the project.

In July 2018, the Washington Commission approved a second phase of the Green Direct product. The phase 2 offering will be a blend of the phase 1 wind and a solar project to be built in Washington. Phase 1 customers will receive wind through 2020 and then are expected to receive the blended energy in March 2021. An additional twenty customers will start receiving energy through phase 2 of the program by March 2021.

Crisis Affected Customer Assistance Program

On April 6, 2020, PSE filed with the Washington Commission revisions to its currently effective Tariff WN U-60. The purpose of this filing is to incorporate into PSE’s low-income tariff a new temporary bill assistance program, Crisis Affected Customer Assistance Program (CACAP), to mitigate the economic impact of the COVID-19 pandemic on PSE’s customers. CACAP would allow PSE customers facing financial hardship due to COVID-19 to receive up to $1,000 in bill assistance. The program puts to immediate use $11.0 million in unspent low income funds from prior years, and supplements other forms of financial assistance. The program does not require an increase to rates and is fully compatible with other low income programs. PSE made an additional filing on July 21, 2020 to increase the amount of electric funds available for distribution by $4.5 million under the CACAP program. The program will automatically end when all of the funds are disbursed or September 30, 2020 whichever is soonest. Based on the COVID-19 pandemic and resulting state of emergency, the Washington Commission allowed the tariff revisions to become effective on April 13, 2020.

For additional information, see Note 7, “Regulation and Rates” to the consolidated financial statements included in Item 1 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

Access to Debt Capital

PSE relies on access to bank borrowings and short-term money markets as sources of liquidity and longer-term capital markets to fund its utility construction program, to meet maturing debt obligations and other capital expenditure requirements not satisfied by cash flow from its operations or equity investment from its parent, Puget Energy. Neither Puget Energy nor PSE have any debt outstanding whose maturity would accelerate upon a credit rating downgrade. However, a ratings downgrade could adversely affect the Company’s ability to refinance existing or issue new long-term debt, obtain access to new or renew existing credit facilities and could increase the cost of issuing long-term debt and maintaining credit facilities. For example, under Puget Energy’s and PSE’s credit facilities, the borrowing costs increase as their respective credit ratings decline due to increases in credit spreads and commitment fees. If PSE is unable to access debt capital on reasonable terms, its ability to pursue improvements or generating capacity acquisitions, which may be relied on for future growth and to otherwise implement its strategy, could be adversely affected. PSE monitors the credit environment and expects to continue to be able to access the capital markets to meet its short-term and long-term borrowing needs.

Regulatory Compliance Costs and Expenditures

PSE’s operations are subject to extensive federal, state and local laws and regulations. These regulations cover electric system reliability, natural gas pipeline system safety and energy market transparency, among other areas. Environmental laws and regulations related to air and water quality, including climate change and endangered species protection, waste handling and disposal (including generation by-products such as coal ash), remediation of contamination and siting new facilities also impact the Company’s operations. PSE must spend a significant amount of resources to fulfill requirements set by regulatory agencies, many of which have greatly expanded mandates on measures including resource planning, remediation, monitoring, pollution control equipment and emissions-related abatement and fees.

Compliance with these or other future regulations, such as those pertaining to climate change, could require significant capital expenditures by PSE and may adversely affect PSE’s financial position, results of operations, cash flows and liquidity.

Other Challenges and Strategies

Competition

PSE’s electric and natural gas utility retail customers generally do not have the ability to choose their electric or natural gas supplier; and therefore, PSE’s business has historically been recognized as a natural monopoly. However, PSE faces competition from public utility districts and municipalities that want to establish their own municipal-owned utility, as a result of which PSE may lose a number of customers. PSE also faces increasing competition for sales to its retail customers through alternative methods of electric energy generation, including solar and other self-generation methods. In addition, PSE’s natural gas customers may elect to use heating oil, propane or other fuels instead of using and purchasing natural gas from PSE.

Results of Operations

Puget Sound Energy

The following discussion should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this document. The following discussion provides the significant items that impacted PSE’s results of operations for the three and six months ended June 30, 2019, and 2020.

Non-GAAP Financial Measures—Electric and Natural Gas Margins

The following discussion includes financial information prepared in accordance with GAAP, as well as two other financial measures, electric margin and natural gas margin, that are considered “non-GAAP financial measures”. Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that includes adjustments that result in a departure from GAAP presentation. The presentation of electric margin and natural gas margin is intended to supplement an understanding of PSE’s operating performance. Electric margin and natural gas margin are used by PSE to determine whether PSE is collecting the appropriate amount of revenue from its customers in order to provide adequate recovery of operating costs, including interest and equity returns. PSE’s electric margin and natural gas margin measures may not be comparable to other companies’ electric margin and natural gas margin measures. Furthermore, these measures are not intended to replace operating income as determined in accordance with GAAP as an indicator of operating performance.

Electric Margin

Electric margin represents electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE’s service territory.

The following chart displays the details of PSE’s electric margin changes for the three months ended June 30, 2019 and 2020:

*	Includes decoupling cash collections, ROR excess earnings, and decoupling 24-month revenue reserve.

Three Months Ended June 30, 2019 compared to 2020

Electric Operating Revenue

Electric operating revenues decreased $42.4 million from the prior year primarily due to a decrease in transportation and other revenue of $29.6 million, a decrease in electric retail sales of $28.3 million, and a decrease in other decoupling revenue of $3.8 million; partially offset by an increase in decoupling revenue of $17.3 million and an increase in sales to other utilities of $2.1 million. These items are discussed in detail below.

•

Electric retail sales decreased $28.3 million due to a decrease of $31.9 million from reduced retail electricity usage, or 7.5%, and a decrease in rates of $3.6 million compared to the prior year. The reduction was due to a decrease of commercial and industrial customer usage of 17.5% and 9.2%, respectively, largely driven by business shut downs resulting from COVID-19. This decrease in volumes was partially offset by a 2.4% increase in residential customer usage. Residential usage patterns were affected by customers working from home during Washington’s stay-at-home order, an increase in heating degree days of 15.9%, and an increase in retail customers of 1.3% compared to 2019. See Management’s Discussion and Analysis, “Regulation and Rates” and “Overview” included in Item 2 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 for electric rate changes and COVID-19 updates.

•

Sales to other utilities increased $2.1 million due to a 75.3% increase in sales volume from an additional 10.9% of combustion turbine (CT) generation as a result of favorable heat rates and increased hydro generation of 60.2%; partially offset by a 27.9% decrease in price.

•

Decoupling revenue increased $17.3 million, primarily due to a combination of a $8.9 million increase in delivery deferral revenues and an $8.3 million increase in PCA fixed cost deferral revenues, driven by a higher allowed rate per customer and decreased actual usage as noted above in the retail revenue section. This resulted in allowed delivery revenues being greater than actual delivery revenues in the current year than in the prior year.

•

Other decoupling revenue decreased $3.8 million, primarily due to $2.1 million deferred decoupling revenue that will not be collected within 24 months of the end of 2020. There was no 24 month GAAP reserve in 2019.

•

Transportation and other revenue decreased $29.6 million primarily due to a decrease in production tax credit (PTC) deferral revenue of $23.1 million for the re-purpose of the PTCs driven by lower pre-tax book income, a decrease in net wholesale non-core gas sales of $3.2 million, and a decrease in tax reform deferrals in 2020 for revenue subject to refunds of $1.8 million.

Electric Power Costs

Electric power costs decreased $3.4 million primarily due to a $4.6 million decrease of electric generation fuel expenses partially offset by an increase of $1.5 million of purchased electricity costs. These items are discussed in detail below.

•

Purchased electricity expense increased $1.5 million primarily due to a 7.8% increase in wholesale electricity purchases; partially offset by a 6.2% decrease in wholesale prices. The increase in purchases was primarily driven by a decrease in contracted resources and non-firm energy of 20.0% and 2.7%, respectively, driving an 10.9% increase in combustion turbine generation.

•

Electric generation fuel expense decreased $4.6 million primarily due to a $7.5 million decrease in Colstrip related to the retirement of Units 1 and 2; partially offset by $1.7 million increase in Colstrip 3 & 4 fuel costs and a $1.2 million increase in combustion turbine generation costs primarily driven by a 10.9% increase in production.

The following chart displays the details of PSE’s electric margin changes for the six months ended June 30, 2019 and 2020:

*	Includes decoupling cash collections, ROR excess earnings, and decoupling 24-month revenue reserve.

Six Months Ended June 30, 2019 compared to 2020

Electric Operating Revenue

Electric operating revenues decreased $172.2 million from the prior year primarily due to a decrease in transportation and other revenues of $116.2 million, a decrease in electric retail sales of $64.4 million, a decrease in sales to other utilities of $7.8 million, and a decrease in other decoupling revenue of $10.7 million; partially offset by decoupling revenue of $26.8 million. These items are discussed in detail below.

•

Electric retail sales decreased $64.4 million due to a decrease of $59.4 million from reduced retail electricity usage, or 5.7%, and a decrease in rates of $5.0 million compared to the prior year. The reduction was due to a decrease of commercial, industrial and residential customer usage of 12.4%, 7.6% and 0.1%, respectively, primarily driven by business shut downs resulting from COVID-19; partially offset by an increase in heating degree days of 1.1% and an increase in retail customers of 1.4% compared to 2019. See Management’s Discussion and Analysis, “Regulation and Rates” and “Overview” included in Item 2 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 for electric rate changes and COVID-19 updates.

•

Sales to other utilities decreased $7.8 million due to a 46.8% decrease in price; partially offset by a 46.1% increase in sales volume. During the first quarter of 2019, wholesale prices increased 115.7% due to spot power prices at Mid-Columbia that increased to an 18-year high largely driven by record-breaking natural gas prices. In addition, an increase in volumes from an additional 111.8% of combustion turbine generation as a result of favorable heat rates and increased demand for wholesale market power contributed to the strong revenue in the 2019 period.

•

Decoupling revenue increased $26.8 million, primarily due to the combination of a $14.8 million increase in PCA fixed cost deferral revenues and a $12.0 million increase in delivery deferral revenues, driven by a higher allowed rate per customer and decreased actual usage as noted above in the retail revenue section. This resulted in allowed delivery revenues being greater than actual delivery revenues in the current year than in the prior year.

•

Other decoupling revenue decreased $10.7 million, primarily due the following: (i) a $4.3 million decrease year-over-year related to an increase in current year amortization of previous years’ decoupling deferrals resulting from higher amortization rates; partially offset by decreased usage; (ii) a $3.5 million decrease related to earnings in excess of allowed ROR. In 2019, earnings in excess of the allowed ROR of $3.5 million was passed back to customers. There were no such collections in 2020; (iii) in 2018 there was $0.8 million of deferred decoupling revenue that could not be collected within 24 months. This was recognized in the first quarter of 2019 as it met the alternative revenue program revenue recognition guidelines. In 2020, $2.1 million deferred decoupling revenue will not be collected within 24 months of the end of 2020 therefore, reserving against the decoupling deferral revenue recognized as discussed above.

•

Transportation and other revenue decreased $116.2 million primarily due to a decrease in net wholesale non-core gas sales of $94.7 million and a decrease in PTC deferral revenue of $26.6 million for the re-purpose of the PTCs driven by lower pre-tax book income; partially offset by an increase if tax reform deferrals in 2020 for revenue subject to refunds of $4.8 million. The decrease in net wholesale non-core gas sales was due to a 75% decrease in the average price of the non-core gas sold as well as a 14% decrease in sales volume. The decrease was partially offset by a $37.3 million decrease in the total cost of the non-core gas sold due to a 44% decrease in the average price of non-core gas purchases and the aforementioned decrease in non-core gas sales volume. Prices decreased to a combination of supply changes from high gas production, mild weather, and surplus storage, as well as decreased demand due to business disruptions caused by the COVID-19 pandemic. In contrast, gas prices were high in early 2019 due to the continuing effects of the late 2018 Enbridge pipeline rupture that decreased pipeline capacity in the region, compressor issues at a gas storage facility that limited gas deliverability, and higher than expected loads due to cold weather.

Electric Power Costs

Electric power costs decreased $121.3 million primarily due to a decrease of $103.5 million of purchased electricity costs and $18.2 million of electric generation fuel expenses. These items are discussed in detail below.

•

Purchased electricity expense decreased $103.5 million primarily due to a 7.7% decrease in wholesale electricity purchases and a 20.0% decrease in wholesale prices. The decrease in purchases was primarily driven by a decrease in load and a decrease in contracted resources and non-firm energy of 25.5% and 15.5%, respectively, driving an 45.1% increase in combustion turbine generation.

•

Electric generation fuel expense decreased $18.2 million primarily due to a $13.7 million decrease in Colstrip related to the retirement of Units 1 and 2 and a $4.3 million decrease in combustion turbine generation costs primarily driven by the cost of natural gas. Natural gas prices trended down in 2020 due to a combination of increased supply from high gas production, and decreased demand from mild winter weather and load pattern changes due to COVID-19 business disruptions from stay at home orders. In contrast, 2019 natural gas prices were high due to the effect of the Enbridge pipeline rupture in late 2018 which led to a decrease in pipeline capacity in the region at the same time that there was compressor issues at a gas storage facility limiting gas deliverability, and higher than expected load due to the cold weather in 2019.

Natural Gas Margin

Natural gas margin is natural gas sales to retail and transportation customers less the cost of natural gas purchased, including transportation costs to bring natural gas to PSE’s service territory. The PGA mechanism passes through increases or decreases in the natural gas supply portion of the natural gas service rates to customers based upon changes in the price of natural gas purchased from producers and wholesale marketers or changes in natural gas pipeline transportation costs. PSE’s margin or net income is not affected by changes under the PGA mechanism because over- and under- recoveries of natural gas costs included in baseline PGA rates are deferred and either refunded to or collected from customers in future periods.

The following chart displays the details of PSE’s natural gas margin changes for the three months ended June 30, 2019 and 2020:

*	Includes decoupling cash collections, ROR excess earnings, and decoupling 24-month revenue reserve.

Three Months Ended June 30, 2019 compared to 2020

Natural Gas Operating Revenue

Natural gas operating revenue increased $24.2 million primarily due to an increase of $20.9 million in total retail sales, an increase of $3.3 million in other decoupling revenue and an increase of $1.4 million in transportation and other revenue; partially offset by $1.4 million in decoupling revenue. These items are discussed in detail below.

•

Natural gas retail sales revenue increased $20.9 million due to an increase in rates of $16.7 million and an increase in natural gas load of 1.2%, or $4.2 million of natural gas sales. Natural gas load increased primarily due to an 11.4% increase in average therms used by residential customers. Residential usage patterns were affected by customers working from home during Washington’s stay-at-home order and a 15.9% increase in heating degree days compared to 2019. The increase in residential usage was partially offset by a 17.8% decrease by commercial firm customers, largely driven by business shut downs resulting from COVID-19. See Management’s Discussion and Analysis, “Regulation and Rates” and “Overview” included in Item 2 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 for natural gas rate changes and COVID-19 updates.

•

Decoupling revenue decreased $1.4 million, driven by higher actual revenues in the second quarter of 2020 as compared to the same period year over year, while allowed revenues remained constant. The increase in actual revenues is attributable to a higher allowed rate per customer partially offset by decreased natural gas usage, as noted above in the retail revenue section.

•	Other decoupling revenue increased $3.3 million, primarily due to higher amortization rates in the three months ended June 30, 2019, compared to the same period in 2020.

Natural Gas Energy Costs

Purchased natural gas expense increased $20.1 million due to an increase in the PGA rates in November 2019 and the addition of two supplemental gas commodity costs amortization rates in 2019 which were added in order to recover the large amount of gas costs that PSE incurred in late 2018 and early 2019 due to the Enbridge pipeline explosion and an increase in natural gas usage of 1.2%.

The following chart displays the details of PSE’s natural gas margin changes for the six months ended June 30, 2019 and 2020:

*	Includes decoupling cash collections, ROR excess earnings, and decoupling 24-month revenue reserve.

Six Months Ended June 30, 2019 compared to 2020

Natural Gas Operating Revenue

Natural gas operating revenue increased $90.5 million primarily due to an increase of $63.5 million in total retail sales, an increase of $4.4 million in decoupling revenue, an increase of $21.3 million in other decoupling revenue and an increase of $1.3 million of transportation and other revenue. These items are discussed in detail below.

•

Natural gas retail sales revenue increased $63.5 million due to an increase in rates of $76.1 million partially offset by a decrease in natural gas load of 2.9%, or $12.6 million of natural gas sales. Natural gas load decreased primarily due to a 1.2% decrease in average therms used by residential customers and a 8.0% decrease by commercial firm customers primarily driven by business shut downs resulting from COVID-19, partially offset by a 1.1% increase in heating degree days. See Management’s Discussion and Analysis, “Regulation and Rates” and “Overview” included in Item 2 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 for natural gas rate changes and COVID-19 updates.

•

Decoupling revenue increased $4.4 million, primarily attributable to an increase in allowed natural gas revenue in 2020 compared to the same period in the previous year, whereas actual revenue remained constant, with increased natural gas rates offset by decreased volumes in 2020.

•

Other decoupling revenue increased $21.3 million, primarily due to a $23.5 million decrease in current year amortization of prior year undercollection, which was driven by decreased usage. This is partially offset by a $2.2 million decrease related to earnings in excess of allowed ROR. In 2019, earnings in excess of allowed ROR of $2.2 million was returned to customers and there were no such collections in 2020.

Natural Gas Energy Costs

Purchased natural gas expense increased $75.6 million due to an increase in the PGA rates in November 2019 and the addition of two supplemental gas commodity costs amortization rates in 2019 which were added in order to recover the large amount of gas costs that PSE incurred in late 2018 and early 2019 due to the Enbridge pipeline explosion; partially offset by a decrease in natural gas usage of 2.9%.

Other Operating Expenses and Other Income (Deductions)

The following chart displays the details of PSE’s operating expenses and other income (deductions) for the three months ended June 30, 2019 and 2020:

Three Months Ended June 30, 2019 compared to 2020

Other Operating Expenses

•

Net unrealized (gain) loss on derivative instruments increased $42.5 million to a net gain of $12.2 million for the quarter ended June 30, 2020. One of the drivers for the change related to the net settlements of electric and natural gas trades previously recorded as $11.2 million in losses and $0.6 million in gains, respectively. The other driver related to the change is the weighted average forward prices for electric and natural gas. Specifically, forward electric prices increased 3.1% resulting in a $9.4 million gain for electricity. Forward gas prices increased 17.8% resulting in a $22.5 million gain for natural gas.

•

Utility operations and maintenance expense decreased $1.3 million primarily due to a decrease in electric steam generation maintenance of $2.8 million primarily related to the retirement of Colstrip 1 & 2, other power generation maintenance of $1.6 million due to reduced wind turbine maintenance at Wild Horse wind facility, and $1.4 million of gas distribution operating expenses due to reduced leak survey expenses in 2020 and delayed spending in operational programs due to business disruptions from COVID-19. This was partially offset by $4.9 million of non-health related employee absence expense driven by COVID-19 stay-at-home mandates.

•	Non-utility and other expense increased $5.2 million primarily due to a $7.0 million biogas payment.

•	Depreciation and amortization expense decreased $27.6 million primarily driven by: (i) electric amortization decreased by $30.6 million, primarily driven by a $23.1 million change in PTC amortization due to lower pre-tax book income and $4.6 million in amortization for the regulatory liability associated with revised power cost Schedule 95A effective July 1, 2019; (ii) common amortization decreased by $1.4 million or 6.9% from 2019. The decrease is primarily driven by the $9.8 in deferral treatment of software amortization effective May 1, 2019 as submitted to the Washington Commission offset by net additions of computer software of $50.6 million. Additionally, the decreases were partially offset by (iii) electric distribution depreciation increased a net of $2.2 million or 6.4% from 2019. The increase is primarily due to $130.0 million in net additions of electrical distribution assets; and (iv) natural gas distribution depreciation increased by $2.2 million or 7.8% from 2019. The increase is primarily due to $245.3 million in net additions in natural gas distribution assets.

•	Taxes other than income taxes decreased $1.2 million primarily due to a decrease of $1.3 million related to the property tax tracker due to load.

Other Income, Interest Expense and Income Tax Expense

•	Other income/expense increased $6.1 million primarily due to $6.3 million of SmartBurn plant investment at Colstrip 3& 4 which recovery was disallowed per Washington Commission Order UE-190529.

•

Interest expense increased $2.2 million due to $3.7 million of interest expense on the $450.0 million senior note issued in 2019, PTC interest expense of $1.4 million in 2020, partially offset by a decrease of $2.5 million of other interest expense attributed to lower commercial paper borrowing in 2020.

The following chart displays the details of PSE’s operating expenses and other income (deductions) for the six months ended June 30, 2019 and 2020:

Six Months Ended June 30, 2019 compared to 2020

Other Operating Expenses

•

Net unrealized (gain) loss on derivative instruments decreased $21.2 million to a net loss of $36.4 million for the six months ended June 30, 2020. One of the drivers for the change related to the net settlements of electric and natural gas trades previously recorded as $55.5 million and $16.6 million in losses, respectively. The other driver related to the change is the weighted average forward prices for electric and natural gas. Specifically, forward electric prices decreased 23.9% resulting in a $74.0 million loss for electricity. Forward gas prices decreased 6.9% resulting in a $19.3 million loss for natural gas.

•

Utility operations and maintenance expense decreased $4.3 million primarily due to steam generation maintenance of $4.2 primarily related to the retirement of Colstrip 1 & 2, other power generation maintenance of $1.2 million due to reduced wind turbine maintenance at Wild Horse wind facility, $1.9 million of gas distribution operating expenses due to reduced leak survey expenses in 2020 and delayed spending in operational programs due to COVID-19. Additionally, the following expenses have decreased due to a change in operations from stay at home mandates and other business disruptions from COVID-19: $2.3 million of injuries and damages expense, $1.9 million of maintenance to general plant, $1.0 million in rent expense and $1.0 million of outside services expense. These expenses were partially offset by an increase in other power generation expenses of $1.8 million due to increased CT operations, $5.4 million of non-health related employee absence expense driven by COVID-19 stay-at-home mandates, and $1.6 million of customer assistance expenses.

•

Non-utility and other expense increased $4.7 million primarily due to a $7.0 million biogas payment, an increase in pension plan costs of $4.2 million; partially offset by a decrease in biogas purchase expense of $3.3 million and a decrease in long term incentive plan costs of $4.2 million.

•

Depreciation and amortization expense decreased $49.4 million primarily driven by: (i) electric amortization decreased by $45.3 million from 2019. This decrease is primarily driven by the $26.6 million change in PTC amortization and the $11.0 million in amortization for the regulatory liability associated with revised power cost Schedule 95A effective July 1, 2019; (ii) conservation amortization decreased by $5.6 million; (iii) common amortization decreased by $6.1 million or 14.0% from 2019. The decrease is primarily driven by the $19.4 million in deferral treatment of software amortization effective May 1, 2019 as submitted to the Washington Commission offset by net additions of computer software of $50.6 million. Additionally, the decreases were partially offset by (iv) electric distribution depreciation increased a net of $4.5 million or 6.6% from 2019. The increase is primarily due to $130.0 million in net additions of electric distribution assets; and (v) natural gas distribution depreciation increased by $4.2 million or 7.6% from 2019. The increase is primarily due to $245.3 million in net additions in natural gas distribution assets.

•	Taxes other than income taxes decreased $4.4 million primarily due to a decrease of $3.8 million related to the property tax tracker due to load.

Interest and Income Tax Expense

•	Other income/expense increased $6.0 million primarily due to $6.3 million of SmartBurn plant investment at Colstrip 3& 4 which recovery was disallowed per Washington Commission Order UE-190529.

•

Interest expense increased $2.5 million due to $7.3 million of interest expense on the $450.0 million senior note issued in 2019, PTC interest expense of $2.8 million in 2020, partially offset by a decrease of $5.0 million of other interest expense attributed to lower commercial paper borrowing in 2020.

•	Income tax expense decreased $5.9 million primarily driven by a decrease in pre-tax income.

Puget Energy

Primarily, all operations of Puget Energy are conducted through PSE. Puget Energy’s net income (loss) for the three months ended June 30, 2019 and 2020, is as follows:

Three Months Ended June 30, 2019 compared to 2020

Summary Results of Operation

Puget Energy’s net income increased for the three months ended June 30, 2020, by $9.7 million primarily due to an increase in PSE’s net income of $23.4 million; partially offset by an increase in interest expense of $15.6 million compared to the same period in the prior year.

Puget Energy

Puget Energy’s net income (loss) for the six months ended June 30, 2019 and 2020, is as follows:

Six Months Ended June 30, 2019 compared to 2020

Summary Results of Operation

Puget Energy’s net income decreased for the six months ended June 30, 2020, by $27.5 million primarily due to a decrease in PSE’s net income of $12.6 million and an increase in interest expense of $16.8 million compared to the same period in the prior year.

Capital Requirements

Contractual Obligations and Commercial Commitments

In addition to the contractual obligations and consolidated commercial commitments disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, during the six months ended June 30, 2020, the Company entered into new Electric Portfolio and Electric Wholesale Market Transaction contracts with estimated payment obligations totaling $935.3 million through 2042.

For further information, see Note 16, “Commitments and Contingencies” to the consolidated financial statements included in Item 8 of the Company’s Form 10-K for the period ended December 31, 2019.

The following are the Company’s aggregate availability under commercial commitments as of June 30, 2020:

Puget Energy and Puget Sound Energy	Amount of Available Commitments Expiration Per Period
(Dollars in Thousands)	Total	2020	2021-2022	2023-2024	Thereafter
Commercial commitments:
PSE revolving credit facility	$800,000	$—	$—	$800,000	$—
Inter-company short-term debt	30,000	—	—	—	30,000

Total PSE commercial commitments	830,000	—	—	800,000	30,000
Puget Energy revolving credit facility	800,000	—	—	800,000	—
Less: Inter-company short-term debt elimination	(30,000)	—	—	—	(30,000)

Total Puget Energy commercial commitments	$1,600,000	$—	$—	$1,600,000	$—

For further discussion, see Management’s Discussion and Analysis, “Financing Program” in Item 2.

Off-Balance Sheet Arrangements

As of June 30, 2020, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a material effect on the Company’s financial condition.

Utility Construction Program

PSE’s construction programs for generating facilities, the electric transmission system, the natural gas and electric distribution systems and the Tacoma LNG facility are designed to meet regulatory requirements, support customer growth and to improve energy system reliability. Due to business disruptions caused by the COVID-19 pandemic, the Company closely monitored and adjusted capital expenditures, resulting in a decrease of $46.6 million compared to forecasted amounts for the six months ended June 30, 2020. Construction expenditures, excluding equity allowance for funds used during construction (AFUDC), totaled $428.8 million for the six months ended June 30, 2020. Presently planned utility construction expenditures, excluding equity AFUDC, are as follows:

Capital Expenditure Projections
(Dollars in Millions)	2020	2021	2022
Total energy delivery, technology and facilities expenditures	$877.1	$1,031.1	$1,023.7

The program is subject to change based upon general business, economic and regulatory conditions. Utility construction expenditures and any new generation resource expenditures may be funded from a combination of sources which may include cash from operations, short-term debt, long-term debt and/or equity. PSE’s planned capital expenditures may result in a level of spending that will exceed its cash flow from operations. As a result, execution of PSE’s strategy is dependent in part on continued access to capital markets.

Capital Resources

Cash from Operations

Puget Sound Energy	Six Months Ended June 30,
(Dollars in Thousands)	2020	2019	Change
Net income	$126,358	$138,977	$(12,619)
Non-cash items[1]	365,227	377,305	(12,078)
Changes in cash flow resulting from working capital[2]	87,782	(1,206)	88,988
Regulatory assets and liabilities	(71,204)	(19,061)	(52,143)
Purchased gas adjustment	45,833	(144,917)	190,750
Other non-current assets and liabilities[3]	(5,073)	(9,822)	4,749

Net cash provided by operating activities	$548,923	$341,276	$207,647

[1]	Non-cash items include depreciation, amortization, deferred income taxes, net unrealized (gain) loss on derivative instruments, AFUDC-equity, PTCs and other miscellaneous non-cash items.
[2]	Changes in working capital include receivables, unbilled revenue, materials/supplies, fuel/gas inventory, income taxes, prepayment, PGA, accounts payable and accrued expenses.
[3]	Other non-current assets and liabilities include funding of pension liability.

Six Months Ended June 30, 2020 compared to 2019

Cash generated from operations for the six months ended June 30, 2020 increased by $207.6 million including a net income decrease of $12.6 million. The following are significant factors that impacted PSE’s cash flows from operations:

•

Cash flow adjustments resulting from non-cash items decreased $12.1 million primarily due to decreases in depreciation and amortization of $43.8 million, amortization of TCJA Over Collection of $13.1 million, conservation amortization of $5.6 million and equity allowance for funds used during construction (AFUDC-Equity) of $5.1 million, offset by a $26.6 million change in production tax credit utilization, a $21.2 million change from a net unrealized loss on derivative instruments of $15.1 million to a net unrealized loss on derivative instruments of $36.4 million, a loss of $6.3 million due to writing off Smart Burn project at Colstrip, deferred income taxes of $1.3 million. For further details, see Management’s Discussion and Analysis, “Other Operating Expenses” in Item 2.

•

Cash flows resulting from changes in working capital increased $89.0 million primarily due to decreased cash outflow in Accounts payable of $127.0 million, which was mainly due to 2019 includes payments of significant power and natural gas costs accrued at December 31, 2018 that were paid in 2019. The decrease of cash outflow in account payable was partially offset by $19.8 million decrease of cash inflow in account receivable and $12.1 million increase of cash outflow paid for materials and supplies.

•

Cash flow resulting from purchased gas adjustment (long-term) increased $190.8 million. Affected by three events experienced by PSE in 2019 winter: the Enbridge pipeline rupture, unusually low temperatures in February and March, and a compressor failure in February at the Jackson Prairie storage facility, actual natural gas cost went above natural gas baseline rates in the PGA mechanism, caused total purchased gas adjustment receivable increased from $9.9 million to $144.9 million during the first six months of 2019, led to $135.0 million cash outflow. In contrast, both price of natural gas and actual gas consumption decreased in the first six months of 2020. Combined with higher PGA rates taking effect on May 1, 2019, total purchase gas adjustment receivable decreased from $132.8 million to $86.9 million in the first six months of 2020, resulting in a $45.8 million cash inflow. A change from $135.0 million cash outflow to $45.8 million cash inflow led to an increase of cash flow of $180.8 million, which includes an increase in PGA long-term of $190.8 million and a decrease in PGA short-term of $10.0 million.

•

Cash flow resulting from changes in regulatory assets and liabilities decreased $52.1 million in the same period year over year primarily due to a $31.2 million increase in decoupling deferrals and a $10.6 million decrease in cash collections of previously deferred amounts.

•

Cash flow resulting from changes in non-current assets and liabilities increased $4.7 million primarily due to the Company deferred payroll taxes totaling $4.7 million as of June 30, 2020. The deferral is a result of the tax modifications included in the CARES Act, which was enacted on March 27, 2020.

Puget Energy	Six Months Ended June 30,
(Dollars in Thousands)	2020	2019	Change
Net income	$(54,655)	$(39,775)	$(14,880)
Non-cash items[1]	10,392	(1,460)	11,852
Changes in cash flow resulting from working capital[2]	(2,293)	(5,914)	3,621
Regulatory assets and liabilities	(64)	—	(64)
Other non-current assets and liabilities[3]	(6,041)	(3,416)	(2,625)

Net cash provided by operating activities	$(52,661)	$(50,565)	$(2,096)

[1]

Non-cash items include depreciation, amortization, deferred income taxes, net unrealized (gain) loss on derivative instruments, (Gain) or loss on extinguishment of debt, AFUDC-equity, PTCs and other miscellaneous non-cash items.

[2]	Changes in working capital include receivables, unbilled revenue, materials/supplies, fuel/gas inventory, income taxes, prepayments, PGA, accounts payable and accrued expenses.
[3]	Other noncurrent assets and liabilities include funding of pension liability.

Six Months Ended June 30, 2020 compared to 2019

Cash generated from operations for the six months ended June 30, 2020, in addition to the changes discussed at PSE above, decreased by $2.1 million compared to the same period in 2019, which includes a net income decrease of $14.9 million. The remaining change was primarily impacted by the factors explained below:

•

Non-cash items increased $11.9 million primarily caused by the cash outflow of $13.5 million due to extinguishment of debt reflected in Financing activities, which partially offset by increased cash outflow of $1.8 million due to changes in deferred taxes.

•	Cash flow resulting from working capital increased $3.6 million primarily due to changes in eliminations of PSE’s intercompany account receivable and account payable balances with Puget LNG and PE.

•	Cash flow resulting from Other non-current assets and liabilities decreased $2.6 million primarily due to change of the valuation of pension liability compared to the prior year.

Financing Program

The Company’s external financing requirements principally reflect the cash needs of its construction program, its schedule of maturing debt and certain operational needs. The Company anticipates refinancing the redemption of bonds or other long-term borrowings with its credit facilities and/or the issuance of new long-term debt. Access to funds depends upon factors such as Puget Energy’s and PSE’s credit ratings, prevailing interest rates and investor receptivity to investing in the utility industry, Puget Energy and PSE. The Company believes it has sufficient liquidity through its credit facilities and access to capital markets to fund its needs over the next twelve months.

Proceeds from PSE’s short-term borrowings and sales of commercial paper are used to provide working capital and the interim funding of utility construction programs. Puget Energy and PSE continue to have reasonable access to the capital and credit markets.

As a result of the COVID-19 pandemic and its impact on the economy and capital markets, the Company continues to carefully monitor cash receipts from customers and any impacts on the Company’s liquidity which may affect its ability to fund safe, reliable, and dependable service for our customers. Our initiative to suspend disconnections of customers for non-payment, the receipt of the Washington Commission approval to waive late fees, the 2019 GRC order issued by the Washington Commission on July 8, 2020, will impact future cash receipts.

As a result of the 2019 GRC outcome, Puget Energy and PSE’s credit rating metrics will likely be adversely impacted absent other regulatory relief or Corporate mitigation measures. In response to the order, Moody’s released an issuer comment stating the GRC outcome was credit negative but took no formal action away from credit stable. S&P placed Puget Energy and PSE on CreditWatch with negative implications due the rate case outcome and Fitch affirmed Puget Energy and PSE as a negative outlook. A credit downgrade would lower Puget Energy from investment grade to non-investment grade and PSE would remain at investment grade. Additionally, a credit downgrade would increase the cost of borrowing for Puget Energy and PSE in future long-term financings and impact the terms under their existing credit facility. The increase in cost of borrowing could impact Puget Energy and PSE’s liquidity and capital resources which could have a material adverse effect on their results of operations and financial condition. A downgrade to Puget Energy and PSE’s credit ratings would not impact debt covenants under our existing credit facilities nor would it impact other contracts, as neither include credit rating triggering event clauses. A credit rating decrease for PSE could result in increased cash collateral required for commodity contracts, which would adversely affect PSE’s liquidity.

Commercial paper markets were significantly impacted for a period of time due to COVID-19, which limited commercial paper borrowings and alternatively the Company drew short term funding from its credit facility. The Company created a minimum cash reserve of $100 million on April 1, 2020, which was intended to be utilized to cover cash disbursements in the event of illiquid markets. As a result of significantly improved commercial paper markets and steady cash collection over the second quarter of 2020, the Company removed its cash reserve requirement. Evolving factors that we cannot accurately predict, including the duration and scope of the pandemic, and any relevant governmental, business and customers’ actions that have been and continue to be taken in response to the pandemic, could negatively impact the Company’s liquidity.

Puget Sound Energy

Credit Facility

As of June 30, 2020, PSE had an $800.0 million credit facility to meet short-term liquidity needs. The credit facility includes a swingline feature allowing same day availability on borrowings up to $75.0 million. The credit facility has an expansion feature which, upon the banks’ approval, would increase the total size of the facility to $1.4 billion. The unsecured revolving credit facility matures in October 2023.

The credit agreement is syndicated among numerous lenders and contains usual and customary affirmative and negative covenants that, among other things, place limitations on PSE’s ability to transact with affiliates, make asset dispositions and investments or permit liens to exist. The credit agreement also contains a financial covenant of total debt to total capitalization of 65.0% or less. PSE certifies its compliance with such covenants to participating banks each quarter. As of June 30, 2020, PSE was in compliance with all applicable covenant ratios.

The credit agreement provides PSE with the ability to borrow at different interest rate options. The credit agreement allows PSE to borrow at the bank’s prime rate or to make floating rate advances at the London Interbank Offered Rate (LIBOR) plus a spread that is based upon PSE’s credit rating. PSE must pay a commitment fee on the unused portion of the credit facility. The spreads and the commitment fee depend on PSE’s credit ratings. As of the date of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, the spread to the LIBOR is 1.25% and the commitment fee is 0.175%.

As of June 30, 2020, $0.0 million was drawn under PSE’s credit facility and $140.0 million was outstanding under the commercial paper program. Outside of the credit agreement, PSE had a $2.8 million letter of credit in support of a long-term transmission contract and a $1.0 million letter of credit in support of natural gas purchases in Canada.

Demand Promissory Note

In 2006, PSE entered into a revolving credit facility with Puget Energy, in the form of a credit agreement and a demand promissory note (Note) pursuant to which PSE may borrow up to $30.0 million from Puget Energy subject to approval by Puget Energy. Under the terms of the Note, PSE pays interest on the outstanding borrowings based on the lower of the weighted-average interest rates of PSE’s outstanding commercial paper interest rate or PSE’s senior unsecured revolving credit facility. Absent such borrowings, interest is charged at one-month LIBOR plus 0.25%. As of June 30, 2020, PSE had no outstanding balance under the Note.

Debt Restrictive Covenants

The type and amount of future long-term financings for PSE may be limited by provisions in PSE’s electric and natural gas mortgage indentures.

PSE’s ability to issue additional secured debt may also be limited by certain restrictions contained in its electric and natural gas mortgage indentures. Under the most restrictive tests at June 30, 2020, PSE could issue:

•

Approximately $2.0 billion of additional first mortgage bonds under PSE’s electric mortgage indenture based on approximately $3.3 billion of electric bondable property available for issuance, subject to an interest coverage ratio limitation of 2.0 times net earnings available for interest (as defined in the electric utility mortgage), which PSE exceeded at June 30, 2020; and

•

Approximately $714.0 million of additional first mortgage bonds under PSE’s natural gas mortgage indenture based on approximately $1.2 billion of natural gas bondable property available for issuance, subject to a combined natural gas and electric interest coverage test of 1.75 times net earnings available for interest and a natural gas interest coverage test of 2.0 times net earnings available for interest (as defined in the natural gas utility mortgage), both of which PSE exceeded at June 30, 2020.

At June 30, 2020, PSE had approximately $7.7 billion in electric and natural gas rate base to support the interest coverage ratio limitation test for net earnings available for interest.

Shelf Registrations

On August 2, 2019, PSE filed a new shelf registration statement under which it may issue, up to $1.0 billion aggregate principal amount of senior notes secured by first mortgage bonds. As of the date of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, $550.0 million was available to be issued. The shelf registration will expire in August 2022.

Dividend Payment Restrictions

The payment of dividends by PSE to Puget Energy is restricted by provisions of certain covenants applicable to long-term debt contained in PSE’s electric and natural gas mortgage indentures. At June 30, 2020, approximately $969.5 million of unrestricted retained earnings was available for the payment of dividends under the most restrictive mortgage indenture covenant.

Pursuant to the terms of the Washington Commission merger order, PSE may not declare or pay dividends if PSE’s common equity ratio, calculated on a regulatory basis, is 44.0% or below except to the extent a lower equity ratio is ordered by the Washington Commission. Also, pursuant to the merger order, PSE may not declare or make any distribution unless on the date of distribution PSE’s corporate credit/issuer rating is investment grade, or, if its credit ratings are below investment grade, PSE’s ratio of earnings before interest, tax, depreciation and amortization (EBITDA) to interest expense for the most recently ended four fiscal quarter periods prior to such date is equal to or greater than 3.0 to 1.0. The common equity ratio, calculated on a regulatory basis, was 48.9% at June 30, 2020, and the EBITDA to interest expense was 5.1 to 1.0 for the twelve months ended June 30, 2020.

PSE’s ability to pay dividends is also limited by the terms of its credit facilities, pursuant to which PSE is not permitted to pay dividends during any Event of Default (as defined in the facilities), or if the payment of dividends would result in an Event of Default, such as failure to comply with certain financial covenants. At June 30, 2020, the Company was in compliance with all applicable covenants, including those pertaining to the payment of dividends.

Long Term Debt

PSE had no new long-term debt activities in the six months ended June 30, 2020. For further information, see Note 7, “Long-Term Debt” and Note 8, “Liquidity Facilities and Other Financing Arrangements” in the Company’s most recent Annual Report on Form 10K for the year ended December 31, 2019.

Puget Energy

Credit Facility

At June 30, 2020, Puget Energy maintained an $800.0 million credit facility. The Puget Energy revolving senior secured credit facility also has an accordion feature which, upon the banks’ approval, would increase the size of the facility to $1.3 billion. The unsecured revolving credit facility matures in October 2023.

The revolving senior secured credit facility provides Puget Energy the ability to borrow at different interest rate options and includes variable fee levels. Interest rates may be based on the bank’s prime rate or LIBOR, plus a spread based on Puget Energy’s credit ratings. Puget Energy must pay a commitment fee on the unused portion of the facility. As of June 30, 2020, there was no amount drawn and outstanding under the facility. As of the date of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, the spread over LIBOR was 1.75% and the commitment fee was 0.275%.

The revolving senior secured credit facility contains usual and customary affirmative and negative covenants. The agreement also contains a maximum leverage ratio financial covenant as defined in the agreement governing the senior secured credit facility. As of June 30, 2020, Puget Energy was in compliance with all applicable covenants.

Long-Term Debt

On May 19, 2020, Puget Energy issued $650.0 million of senior secured notes (Notes) at an interest rate of 4.1%. The Notes pay interest semi-annually and are due to mature on June 15, 2030. The proceeds from the issuance of the Notes were used to pay $150.0 million under our term loan credit facility, pay $31.6 million of our revolving credit facility, and to redeem $450.0 million in principal amount of our 6.5% senior secured notes due December 15, 2020 and to pay related fees and expenses.

On June 18, 2020, Puget Energy redeemed the $450.0 million senior secured notes due December 15, 2020 and paid related fees and expenses for a total redemption price of $463.2 million. Excluding the repayment of the $450.0 million principal amount and $0.3 million of unamortized debt discount and issuance cost, the extinguishment incurred a $13.5 million loss, which includes $0.4 million of accrued interest expense and is reported in the Puget Energy “Interest Expense” line item as of June 30, 2020.

For further information, see Note 7, “Long-Term Debt” and Note 8, “Liquidity Facilities and Other Financing Arrangements” in the Company’s most recent Annual Report on Form 10K for the year ended December 31, 2019.

Dividend Payment Restrictions

Puget Energy’s ability to pay dividends is also limited by the merger order issued by the Washington Commission. Pursuant to the merger order, Puget Energy may not declare or make a distribution unless on such date Puget Energy’s ratio of consolidated EBITDA to consolidated interest expense for the four most recently ended fiscal quarters prior to such date is equal to or greater than 2.0 to 1.0. Puget Energy’s EBITDA to interest expense was 3.3 to 1.0 for the twelve months ended June 30, 2020.

At June 30, 2020, the Company was in compliance with all applicable covenants, including those pertaining to the payment of dividends.

Other

New Accounting Pronouncements

For the discussion of new accounting pronouncements, see Note 2, “New Accounting Pronouncements” to the consolidated financial statements in Item I of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

Washington Clean Energy Transformation Act

In May 2019, Washington State passed the 100 Percent Clean Electric Bill that supports Washington’s clean energy economy and transitioning to a clean, affordable, and reliable energy future. The Clean Energy Transformation Act requires all electric utilities to eliminate coal-fired generation from their allocation of electricity by December 31, 2025; to be carbon-neutral by January 1, 2030, through a combination of non-emitting electric generation, renewable generation, and/or alternative compliance options; and makes it the state policy that, by 2045, 100% of electric generation and retail electricity sales will come from renewable or non-emitting resources. Clean Energy Implementation plans are required every four years from each investor-owned utility (IOU), and each IOU must propose interim targets for meeting the 2045 standard between 2030 and 2045, and lay out an actionable plan that they intend to pursue to meet the standard. The Washington Commission may approve, reject, or recommend alterations to an IOU’s plan.

In order to meet these requirements, the Act clarifies the Washington Commission’s authority to consider and implement performance and incentive-based regulation, multi-year rate plans, and other flexible regulatory mechanisms where appropriate. The Act mandates that the Washington Commission accelerate depreciation schedules for coal-fired resources, including transmission lines, to December 31, 2025, or to allow IOUs to recover costs in rates for earlier closure of those facilities. IOUs will be allowed to earn a rate of return on certain Power Purchase Agreements (PPAs) and 36 months deferred accounting treatment for clean energy projects (including PPAs) identified in the utility’s clean energy implementation plan.

IOUs are considered to be in compliance when the cost of meeting the standard or an interim target within the four-year period between plans equals a 2% increase in the weather adjusted sales revenue to customers from the previous year. If relying on the 2% threshold for alternative compliance, IOUs must demonstrate that they have maximized investments in renewable resources and non-emitting generation prior to using alternative compliance measures.

The law requires additional rulemaking by several Washington agencies for its measures to be enacted and PSE is unable to predict outcomes at this time. The Company intends to seek recovery of any costs associated with the clean energy legislation through the regulatory process.

Colstrip

PSE has a 50% ownership interest in Colstrip Units 1 and 2 and a 25% interest in each of Colstrip Units 3 and 4. In March 2018, the Sierra Club and the Montana Environmental Information Center filed a Clean Air Act citizen suit against all Colstrip owners in the U.S. District Court, District of Montana. In July 2016, PSE reached a settlement with the Sierra Club to dismiss all of the Clean Air Act allegations against the Colstrip Generating Station, which was approved by the court in September 2016. As part of the settlement that was signed by all Colstrip owners, Colstrip 1 and 2 owners, PSE and Talen Energy Corporation (Talen), agreed to retire the two oldest units (Units 1 and 2) at Colstrip in eastern Montana no later than July 1, 2022. Depreciation rates were updated in the GRC effective December 19, 2017, where PSE’s depreciation increased for Colstrip Units 1 and 2 to recover plant costs to the expected shutdown date. Additionally, PSE has accelerated the depreciation of Colstrip Units 3 and 4, per the terms of the 2017 GRC settlement, to December 31, 2027. The GRC also repurposed PTCs and hydro-related treasury grants to recover unrecovered plant costs and to fund and recover decommissioning and remediation costs for Colstrip Units 1 through 4. On July 8, 2020, the Washington Commission issued its final order in the 2019 GRC which further shortened the depreciable life for Colstrip 3 and 4 to December 31, 2025 to align with the requirements of the Clean Energy Transformation Act.

Consistent with a June 2019 announcement, Talen permanently shut down Units 1 and 2 at the end of the year due to operational losses associated with the Units. Colstrip Units 1 and 2 were retired effective December 31, 2019. The Washington Clean Energy Transformation Act requires the Washington Commission to provide recovery of the undepreciated investment and to allow in electric rates all prudently incurred decommissioning, and remediation costs associated with the facilities. The full scope of decommissioning activities and costs may vary from the estimates that are available at this time.

On December 10, 2019, PSE announced its intention to sell its interest in Colstrip Unit 4 to NorthWestern Energy for $1. Under this agreement, PSE would retain its obligation to fund 25% of the environmental remediation and decommissioning costs associated with Unit 4 during PSE’s operation. PSE filed an application seeking approval of the sale from the Washington Commission on February 20, 2020. The agreement is subject to approval by the Washington Commission and the Montana Public Service Commission. Additionally, PSE has agreed to enter into a power purchase agreement with NorthWestern Energy for 90 MW through 2025 to facilitate the transition, and sell a portion of its dedicated Colstrip transmission system, conditioned upon regulatory approval. Other Colstrip owners and other external parties have intervened in the pending regulatory review of this transaction, and one Colstrip owner has exercised its contractual right to purchase its pro rata share of the interest to be sold by PSE. Both the Washington Commission and the Montana Public Service Commission have placed the respective procedural calendars on hold until the terms of the deal can be updated for the additional Colstrip owner’s contractual purchase right and supplemental testimony can be filed. The original purchase agreement is written such that the purchase must close by December 31, 2020. For accounting purposes, management has evaluated the applicable held for sale criteria as of December 31, 2019, and June 30, 2020, and determined that these criteria were not met. As such, Colstrip Unit 4 is classified as Electric Utility Plant on the balance sheet.

Regional Haze Rule

In January 2017, the U.S. Environmental Protection Agency (EPA) published revisions to the Regional Haze Rule. Among other things, these revisions delayed new Regional Haze review from 2018 to 2021, however the end date will remain 2028. In January 2018, EPA announced that it was reconsidering certain aspects of these revisions and PSE is unable to predict the outcome. Challenges to the 2017 Regional Haze Revision Rule are pending in abeyance in the U.S. Court of Appeals for the D.C. Circuit, pending resolution of EPA’s reconsideration of the rule.

Clean Air Act 111(d)/EPA Clean Power Plan

In June 2019, the EPA issued a proposed Clean Power Plan (CPP) rule under Section 111(d) of the Clean Air Act designed to regulate GHG emissions from existing power plants. The proposed rule includes state-specific goals and guidelines for states to develop plans for meeting these goals. The EPA published a final rule in October

2015. In March 2017, then EPA Administrator, Scott Pruitt, signed a notice of withdrawal of the proposed CPP federal plan and model trading rules and, in October 2017, the EPA proposed to repeal the CPP rule.

In August 2018, the EPA proposed the Affordable Clean Energy (ACE) rule, pursuant to Section 111(d) of the Clean Air Act. The ACE rule was finalized in June 2019, and establishes emission guidelines for states to develop plans to address greenhouse gas emissions from existing coal-fired plants. Compliance plans under ACE are due July 2022, and compliance generally required by July 2024. PSE is evaluating the final ACE rule to determine its impact on operations pending the outcome of the proposed Colstrip Unit 4 sale to NorthWestern Energy.

Washington Clean Air Rule

The CAR was adopted in September 2016, in Washington State and attempts to reduce greenhouse gas emissions from “covered entities” located within Washington State. Included under the new rule are large manufacturers, petroleum producers and natural gas utilities, including PSE. The CAR sets a cap on emissions associated with covered entities, which decreases over time approximately 5.0% every three years. Entities must reduce their carbon emissions, or purchase emission reduction units (ERUs), as defined under the rule, from others.

In September 2016, PSE, along with Avista Corporation, Cascade Natural Gas Corporation and NW Natural, filed a lawsuit in the U.S. District Court for the Eastern District of Washington challenging the CAR. In September 2016, the four companies filed a similar challenge to the CAR in Thurston County Superior Court. In March 2018, the Thurston County Superior Court invalidated the CAR. The Department of Ecology appealed the Superior Court decision in May 2018. As a result of the appeal, direct review to the Washington State Supreme Court was granted and oral argument was held on March 16, 2019. In January 2020, the Washington Supreme Court affirmed that CAR is not valid for “indirect emitters” meaning it does not apply to the sale of natural gas for use by customers. The court ruled, however, that the rule can be severed and is valid for direct emitters including electric utilities with permitted air emission sources, but remanded the case back to the Thurston County to determine which parts of the rule survive. Ecology and the four parties asked Thurston County to stay this case until the 2020 Washington State legislative session concluded and now Ecology plans to ask the court to extend the stay until the COVID-19 pandemic is over. Meanwhile, the four companies moved to voluntarily dismiss the federal court litigation without prejudice in March 2020.

Related Party Transactions

In August 2015, PSE filed a proposal with the Washington Commission to develop an LNG facility at the Port of Tacoma. The Tacoma LNG facility will provide peak-shaving services to PSE’s natural gas customers, and will provide LNG as fuel to transportation customers, particularly in the marine market. Following a mediation process and the filing of a settlement stipulation by PSE and all parties, the Washington Commission issued an order on October 31, 2016, that allowed PSE’s parent company, Puget Energy, to create a wholly-owned subsidiary, named Puget LNG, which was formed on November 29, 2016, for the sole purpose of owning, developing and financing the non-regulated activity of the Tacoma LNG facility. Puget LNG has entered into one fuel supply agreement with a maritime customer and is marketing the facility’s expected output to other potential customers.

The Tacoma LNG facility is currently under construction. Pursuant to the Washington Commission’s order, Puget LNG will be allocated approximately 57.0% of the capital and operating costs of the Tacoma LNG facility and PSE will be allocated the remaining 43.0% of the capital and operating costs. PSE and Puget LNG are considered related parties with similar ownership by Puget Energy. Therefore, capital and operating costs that occur under PSE and are allocated to Puget LNG are related party transactions by nature. Per this allocation of costs, $224.5 million of construction work in progress and $0.7 million of operating costs related to Puget LNG’s portion of the Tacoma LNG facility are reported in the Puget Energy “Other property and investments” and “Non-utility expense and other” financial statement line items, respectively, as of June 30, 2020. The portion of the Tacoma LNG facility allocated to PSE will be subject to regulation by the Washington Commission.

IBEW Union Contract

The International Brotherhood of Electrical Workers (IBEW) Local 77 union and PSE reached an agreement on a new contract, which was ratified on March 26, 2020, upon the IBEW vote approving the provisions and took effect on April 1, 2020. The contract is for six years and will expire March 31, 2026.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various forms of market risk, consisting primarily of fluctuations in commodity prices, counterparty credit risk, as well as interest rate risk. PSE maintains risk policies and procedures to help manage the various risks. There have been no material changes to market risks affecting the Company from those set forth in Part II, Item 7A—“Quantitative and Qualitative Disclosures about Market Risk” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

Commodity Price Risk

The nature of serving regulated electric and natural gas customers with its portfolio of owned and contracted electric generation resources exposes PSE and its customers to some volumetric and commodity price risks. PSE’s Energy Management Committee establishes energy risk management policies and procedures to manage commodity and volatility risks and the related effects on credit, tax, accounting, financing and liquidity.

PSE’s objective is to minimize commodity price exposure and risks associated with volumetric variability in the natural gas and electric portfolios. It is not engaged in the business of assuming risk for the purpose of speculative trading. PSE hedges open natural gas and electric positions to reduce both the portfolio risk and the volatility risk in prices.

Counterparty Credit Risk

PSE is exposed to credit risk primarily through buying and selling electricity and natural gas to serve customers. Credit risk is the potential loss resulting from a counterparty’s non-performance under an agreement. PSE manages credit risk with policies and procedures for counterparty analysis and measurement, monitoring and mitigation of exposure. Additionally, PSE has entered into commodity master arrangements (i.e., WSPP, Inc. (WSPP), International Swaps and Derivatives Association (ISDA) or North American Energy Standards Board (NAESB)) with its counterparties to mitigate credit exposure.

Interest Rate Risk

The Company believes its interest rate risk primarily relates to the use of short-term debt instruments, variable-rate leases and anticipated long-term debt financing needed to fund capital requirements. The Company manages its interest rate risk through the issuance of mostly fixed-rate debt with varied maturities. The Company utilizes internal cash from operations, borrowings under its commercial paper program, and its credit facilities to meet short-term funding needs. During periods of financial market or interest rate volatility, the Company may utilize its credit facilities for short term funding needs instead of the commercial paper program. Credit facility borrowings are based on a more stable base rate and the credit spread is fixed.

Short-term obligations are commonly refinanced with fixed-rate bonds or notes when needed and when interest rates are considered favorable. The Company may also enter into swaps or other financial hedge instruments to manage the interest rate risk associated with the debt.

DESCRIPTION OF NOTES

General

We will issue the exchange notes under an indenture dated as of December 6, 2010, between us and Wells Fargo Bank, N.A., as trustee, and the fifth supplemental indenture, dated as of May 19, 2020, also between us and Wells Fargo Bank, N.A., as trustee. We refer to the indenture and the third supplemental indenture as the “indenture.” The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The following description is only a summary of the material provisions of the indenture and the Collateral Documents relating to the Notes and does not purport to be complete. We urge you to read the indenture and such Collateral Documents because they, and not this description, will define your rights as holders of the Notes. You may request copies of the proposed form of the indenture and the Collateral Documents as described under “Where You Can Find More Information.”

The Notes will:

•	be our senior secured obligations;

•	rank pari passu in right of payment, to the extent of the value of the Collateral securing the Notes, with all of our existing and future senior secured obligations;

•	be senior in right of payment to any of our future subordinated indebtedness; and

•	be structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including PSE.

Except as described below under “—Certain Covenants—Limitation on Liens,” the indenture does not limit our ability to incur other indebtedness or to issue other securities, including other series of debt securities.

The Notes will be denominated in U.S. dollars and principal and interest will be paid in U.S. dollars. We will issue the Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will not be subject to any conversion, amortization or sinking fund. You will not have the right to require us to redeem or repurchase the Notes at your option.

The Notes will not be guaranteed by, or otherwise be obligations of, our parent company, any of its direct or indirect subsidiaries other than us, or the members of the consortium that own our parent company, and will not be guaranteed by any of our affiliates.

Because we are a holding company, our rights and the rights of our creditors, including holders of the Notes, in respect of claims on the assets of our subsidiary, PSE, upon any liquidation or administration are structurally subordinated to, and therefore will be subject to the prior claims of PSE’s creditors (including trade creditors of and holders of debt issued by PSE). At June 30, 2020, PSE had total long-term debt and current liabilities of approximately $5.1 billion, all of which would be effectively senior to the Notes.

Our ability to pay interest on the Notes is dependent upon the receipt of dividends and other distributions from PSE. The availability of distributions from PSE is subject to the satisfaction of various covenants and conditions contained in PSE’s existing and future financing documents.

In the discussion that follows, “Puget Energy,” “the Company,” “we,” “us” and “our” refer only to Puget Energy, Inc., and any successor obligor on the Notes, and not to PSE or any other subsidiary of ours. References to paying principal on the Notes are to payment at maturity or redemption.

Definitions of certain defined terms used in this “Description of Notes” section but not defined below have the meanings assigned to them under “—Definitions.”

Principal, Maturity and Interest

The Notes initially will be issued in an aggregate principal amount of $650 million. The Notes will bear interest at the rate of 4.100% per year and will mature on June 15, 2030. Interest will be payable on the Notes semiannually on June 15 and December 15 of each year, beginning on December 15, 2020, until the principal is paid or made available for payment. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Payment of interest on the Notes will be made to the person in whose name such Notes are registered at the close of business on the June 1 and December 1 immediately preceding the relevant interest payment date. Interest will be computed based on a 360-day year consisting of twelve 30-day months. If any date on which interest is payable on the Notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date. If there has been a default in the payment of interest on any Note, such defaulted interest may be payable to the holder of such Note as of the close of business on a date selected by the trustee which is not more than 30 days and not less than 10 days before the date proposed by the Company for payment of such defaulted interest or in any other lawful manner, if the trustee deems such manner of payment practicable.

Payment of principal of the Notes will be made against surrender of such Notes at the corporate trust office of the trustee in Minneapolis, Minnesota, as paying agent for us. We may change the paying agent at our discretion. For so long as the Notes are issued in book-entry form, payments of principal and interest shall be made in immediately available funds by wire transfer to The Depository Trust Company, or “DTC”, or its nominee.

All amounts paid by us for the payment of principal, premium (if any) or interest on any Notes that remain unclaimed at the end of two years, or prior to the applicable escheat date, after such payment has become due and payable will be repaid to us and the holders of such Notes will thereafter look only to us for payment thereof.

Form and Denomination; Registration and Transfer

The Notes will be issued in fully registered form only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will initially issue the Notes in global book-entry form. So long as the Notes are in book-entry form, transfers and exchanges will be registered on the records of the depositary or its participants. If the Notes are issued in certificated form, holders of Notes may register the transfer of Notes, and may exchange Notes for other Notes of the same series and tranche, of authorized denominations and having the same terms and aggregate principal amount, at the corporate trust office of Wells Fargo Bank, N.A., as security registrar for the Notes. We may change the place for registration of transfer and exchange of the Notes, may appoint one or more additional security registrars (including us) and may remove any security registrar, all at our discretion. No service charge will be made for any transfer or exchange of the Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of the Notes. We will not be required to execute or provide for the registration of transfer of or the exchange of (a) any Note during a period of 15 days before giving any notice of redemption or (b) any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part. See “—Book-Entry; Delivery and Form.”

Further Issuances

The Notes initially will be limited to $650 million in aggregate principal amount. We may, from time to time, without notice to or the consent of the holders of the Notes, create and issue additional debt securities under the indenture having the same terms as, and ranking equally with, the Notes in all respects (except for the offering price and issue date), provided that such debt securities are fungible with the previously issued and outstanding debt securities for U.S. federal income tax purposes. The Notes offered hereby and any such further Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Ranking

The Notes will:

•	be our senior secured obligations;

•

rank pari passu in right of payment, to the extent of the value of the Collateral securing the Notes, with all of our existing and future senior secured indebtedness (as of the date hereof, our obligations under our senior secured credit facility and our existing senior secured notes constitute our only other senior secured indebtedness);

•	be senior in right of payment to any of our future subordinated indebtedness; and

•	be structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including PSE.

Because we are a holding company and substantially all of our operations are conducted by our subsidiaries (principally PSE), holders of our debt securities, including holders of the Notes, will have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities and guarantee holders. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would also effectively be subordinated to any security interest in, or mortgages or other liens on, the assets of our subsidiaries and would be subordinated to any indebtedness or other liabilities of our subsidiaries senior to our interest. Certain of our operating subsidiaries, principally PSE, have ongoing corporate debt programs used to finance their business activities. As of June 30, 2020, PSE had approximately $4.5 billion of outstanding debt. We and PSE retain the ability to incur substantial additional indebtedness and other liabilities. Moreover, our ability to pay principal and interest on the Notes is dependent upon the earnings of our subsidiaries and the distribution or other payments from our subsidiaries to us in the form of dividends, loans, advances or the repayment of loans and advances from us. The indenture does not contain any limitation on our ability to incur additional debt or on our subsidiaries’ ability to incur additional debt to us or to third parties. In addition, we lend funds to our subsidiary PSE from time to time through a demand promissory note.

No Guarantees

The Notes will not be guaranteed by any of our subsidiaries or other affiliates. Because the Notes will not be guaranteed by our subsidiaries, the Notes will be structurally subordinated to all existing and future liabilities of our subsidiaries. See “—Ranking” above.

Security

General

The Notes will be secured by liens (subject to Permitted Liens) on the same assets that secure our other Secured Obligations, including our Credit Agreement Obligations, which assets currently consist of: (a) subject to certain exceptions, substantially all of our tangible and intangible assets, other than real property, including 100% of the equity interests of PSE (the “Pledged PSE Stock”) and (b) 100% of the equity interests of Puget Energy, Inc., which are owned by our parent, Puget Equico LLC (the “Pledged Puget Energy Stock” and, collectively with the Pledged PSE Stock, the “Pledged Stock”).

The Collateral will exclude certain of our assets as more specifically set forth in the Collateral Documents, including without limitation, any lease, license, contract or agreement to which we are a party, and any of our rights or interests thereunder, if and to the extent that a security interest is prohibited by or in violation of (a) any law, rule or regulation applicable to us, or (b) a term, provision or condition of any such lease, license, contract, property right or agreement (unless such law, rule, regulation, term, provision or condition would be rendered ineffective with respect to the creation of the security interest under the Collateral Agreements pursuant to

Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the U.S. Bankruptcy Code) or principles of equity).

Under the terms of the Collateral Agency Agreement, the Collateral securing the Notes will be shared equally and ratably (subject to Permitted Liens) with the liens securing other Secured Obligations, which includes the Credit Agreement Obligations, the existing senior secured note obligations and any future Additional Secured Obligations. As of the date hereof, obligations under our senior secured credit facility and our existing senior secured notes constitute our only other Secured Obligations.

Pursuant to the indenture and the Collateral Documents relating to the Notes, substantial additional Indebtedness may, without the consent of holders, constitute Secured Obligations. So long as any Credit Agreement Obligations remain outstanding and a Majority Non-Controlling Voting Party Enforcement Date has not occurred, the Authorized Representative for our senior secured credit facility will have the right to control the remedies with respect to the Collateral. See “—Collateral Agency Agreement.” Such rights, if exercised, could adversely affect the value of the Collateral on behalf of the holders of the Notes. We will also be able to incur additional Secured Obligations and other Indebtedness and obligations secured by Permitted Liens. The amount of such obligations could be significant. The existence of any Permitted Liens could adversely affect the value of the Collateral securing the Notes, as well as the ability of the collateral agent to realize or foreclose on such Collateral. Your rights to the Collateral would be diluted by any increase in the obligations secured by such Collateral.

Sufficiency of Collateral

The Collateral has not been appraised in connection with this offering. The value of the Collateral and the amount to be received upon a sale of the Collateral will depend upon many factors including, among others, the condition of the Collateral and of the electric transmission, distribution and generation and natural gas distribution industries, the ability to sell the Collateral in an orderly sale, the condition of the international, national and local economies, the availability of buyers and similar factors. The book value of the Collateral should not be relied on as a measure of realizable value for these assets. By their nature, portions of the Collateral are illiquid and may have no readily ascertainable market value. In addition, a significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of our existing business operations. Accordingly, any sale of such assets separate from the sale of our business operations may not be feasible or of significant value.

We and Puget Equico have limited obligations to perfect the security interest of the holders in certain specified Collateral. For example, the collateral agent and the other Authorized Representatives under the Collateral Agency Agreement may not have control over, and hence will not have a perfected security interest in, any of our deposit accounts.

After-acquired Collateral

From and after the issue date and subject to certain limitations and exceptions, if we acquire, or Puget Equico acquires, any property or asset that would constitute Collateral, pursuant to the terms of the Collateral Documents relating to the Notes, holders of the Notes will obtain a lien (subject to Permitted Liens) upon such property or asset as security for the Notes. However, there can be no assurance that the trustee or the collateral agent will monitor, or that we or Puget Equico will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute Collateral, and that the necessary actions will be taken to properly perfect the security interest in such after-acquired property.

Foreclosure

Upon the occurrence and during the continuance of an Event of Default, the Collateral Agency Agreement provides for (among other available remedies) the foreclosure upon and sale of the applicable Collateral by the collateral agent, at the direction of the Controlling Authorized Representative and the Required Voting Parties, and the distribution of the net proceeds of any such sale to the holders of Secured Obligations, including the holders, on a pro rata basis. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full our obligations under the Notes. Pursuant to the Collateral Agency Agreement, only the collateral agent, acting at the direction of the Controlling Authorized Representative and the Required Voting Parties may exercise remedies with respect to the Liens securing Secured Obligations. The Credit Agreement Administrative Agent will be the Controlling Authorized Representative for so long as any Credit Agreement Obligations are secured by the Collateral and thereafter the Authorized Representative for the holders of the largest class of outstanding Secured Obligations will be the Controlling Authorized Representative. Accordingly, holders may not ever have the right to control the remedies and the taking of other actions related to the Collateral.

Regulatory considerations may affect the ability of the collateral agent to exercise certain rights with respect to the Pledged Stock upon the occurrence of an Event of Default. Because PSE is a regulated public utility, such foreclosure proceedings, the enforcement of the Collateral Documents and the right to take other actions with respect to the Pledged Stock may be limited and subject to regulatory approval. PSE is subject to regulation at the state level by the Washington Commission. At the federal level, it is subject to regulation by the FERC. See “Business—Regulation and Rates” in our Annual Report on Form 10-K for the year ended December 31, 2019. Regulation by the Washington Commission and the FERC includes regulation with respect to the change of control, transfer or ownership of utility property. In particular, such foreclosure proceedings, the enforcement of the pledge agreement and the right to take other actions or exercise other remedies with respect to the Pledged Stock could require approval by the FERC and/or the Washington Commission. There can be no assurance that any such regulatory approval can be obtained on a timely basis, or at all.

Certain bankruptcy limitations

The right and ability of the collateral agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against us or Puget Equico prior to the collateral agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under the U.S. Bankruptcy Code, a secured creditor such as the collateral agent is prohibited from repossessing collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from a debtor, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral. The U.S. Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the holders would hold secured claims only to the extent of the value of the Collateral, and unsecured claims with respect to any shortfall.

Any future pledge of Collateral in favor of the collateral agent, including pursuant to Collateral Documents relating to the Notes delivered after the date of the indenture, might be voidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the Notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

See “Risk Factors—Risks Relating to the Notes—Rights of Holders in the Collateral may be adversely affected by bankruptcy proceedings” and “Risk Factors—Risks Relating to the Notes—Any future pledge of Collateral might be voidable in bankruptcy.”

Certain covenants with respect to the Collateral

The Collateral will be pledged pursuant to the Collateral Documents, which contain provisions relating to identification of the Collateral and the maintenance of perfected Liens securing obligations under the Notes. The following is a summary of some of the covenants and provisions set forth in the Collateral Documents relating to the Notes and the indenture as they relate to the Collateral.

The Collateral Documents provide that as necessary, or upon reasonable request of the collateral agent, we and Puget Equico shall, at our and Puget Equico’s sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, which may be necessary, or as the collateral agent may reasonably request, to perfect and protect any pledge or security interest granted or purported to be granted by the Collateral Documents, including with respect to after-acquired Collateral, to the extent required thereunder.

The Collateral Documents provide that we will (a) cause PSE not to issue any equity interests in addition to or in substitution for the equity interests issued by PSE, except to us, and (b) pledge, immediately upon our acquisition (directly or indirectly) thereof, any and all additional equity interests issued to us by PSE.

Collateral Agency Agreement

The trustee has signed a joinder to the Collateral Agency Agreement as Authorized Representative for the holders of all notes issued under the indenture, including the Notes. The Collateral Agency Agreement governs the rights of the holders of Secured Obligations, including the holders, with respect to the Collateral, and may be amended from time to time without the consent of the trustee or the holders to add other parties holding Additional Secured Obligations permitted to be incurred under the indenture, our senior secured credit facility, any other Security Documents and the Collateral Agency Agreement.

Under the Collateral Agency Agreement, only the Controlling Authorized Representative has the right to instruct the collateral agent to commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Collateral, whether under any Security Document, applicable law or otherwise. Only the collateral agent, acting on the instructions of the Controlling Authorized Representative or the Required Voting Parties and in accordance with the applicable Security Documents, is entitled to take any such actions or exercise any such remedies with respect to the Collateral and the Authorized Representatives of all other classes of Secured Obligations have no right to instruct the collateral agent or otherwise to take actions with respect to the Collateral except as described below, even though all holders of Secured Obligations will share equally and ratably in the proceeds. The Controlling Authorized Representative will initially be the Credit Agreement Administrative Agent. The trustee, who will act as Authorized Representative in respect of the Notes, will have no rights to take any action under the Collateral Agency Agreement except as described below.

The Credit Agreement Administrative Agent will be the Controlling Authorized Representative for so long as any Credit Agreement Obligations are secured by the Collateral and thereafter, the Controlling Authorized Representative will be the Authorized Representative of the class of Secured Obligations that constitutes the largest outstanding principal amount of any then-outstanding class of Secured Obligations with respect to the Collateral; provided, in each case, that if there occurs one or more Majority Non-Controlling Voting Party Enforcement Dates, the Controlling Authorized Representative will be the Authorized Representative representing the largest principal amount of Secured Obligations then outstanding.

The “Majority Non-Controlling Voting Party Enforcement Dates” is, with respect to any Series of Secured Obligations, the date which is 90 days (throughout which 90-day period such Series of Secured Obligations was the Series constituting the Majority Non-Controlling Voting Parties) after the occurrence of both (a) an Event of Default (under and as defined in the Credit Document applicable to such Majority Non-Controlling Voting Parties) and (b) the collateral agent’s and each other Authorized Representative’s receipt of written notice from the Authorized Representative for the Majority Non-Controlling Voting Parties certifying that (i) the holders of such Series of Secured Obligations are the Majority Non-Controlling Voting Parties and that an Event of Default (under and as defined in the Credit Document applicable to such Majority Non-Controlling Voting Parties) has occurred and is continuing and (ii) the Secured Obligations of such Series are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable Credit Document governing the Series for such Majority Non-Controlling Voting Parties; provided that such 90-day period will be stayed and the Majority Non-Controlling Voting Party Enforcement Date will be stayed and shall not occur and will be deemed not to have occurred with respect to any Collateral (A) at any time the collateral agent has commenced and is diligently pursuing any enforcement action with respect to such Collateral or (B) at any time we are, or Puget Equico or any grantor which has granted a security interest in such Collateral is, then a debtor under or with respect to any Insolvency or Liquidation Proceeding.

Only the collateral agent will act with respect to the Collateral. Only the Controlling Authorized Representative and the Required Voting Parties will have the right to instruct the collateral agent to act or refrain from acting with respect to the Collateral. No representative of any non-controlling secured party may contest, protest or object to any foreclosure proceeding or action brought by the collateral agent or any other exercise by the collateral agent of any rights and remedies relating to the Collateral or cause the collateral agent to do so. The foregoing shall not be construed to limit the rights and priorities of any Secured Party or Authorized Representative with respect to any property not constituting Collateral. Neither the collateral agent nor any other Authorized Representative will accept any Lien on any Collateral other than pursuant to the Collateral Documents.

If an event of default has occurred and is continuing under any Credit Document and the collateral agent is taking action to enforce rights in respect of any Collateral, or any distribution is made with respect to any Collateral in any bankruptcy proceeding of us or Puget Equico or any Secured Party receives any payment pursuant to any Security Documents (other than the Collateral Agency Agreement) with respect to any Collateral, the proceeds of any sale, collection or other liquidation of any such Collateral by any Secured Party or received by the collateral agent or any other Secured Party pursuant to any such Credit Document with respect to such Collateral and proceeds of any such distribution (subject, in the case of any such distribution, to the paragraph immediately following) to which the Secured Obligations are entitled under any agreement (other than the Collateral Agency Agreement) will be applied pursuant to the Collateral Agency Agreement in the following order of priority:

•

First, to the payment of the costs and expenses of such exercise of remedies, including reasonable out-of-pocket costs and expenses of the Agents, the reasonable fees and expenses of their agents and counsel and all other reasonable expenses incurred and advances made by the Agents in that connection;

•

Next, to the payment in full of the remaining Secured Obligations equally and ratably in accordance with their respective amounts then due and owing in respect of the Credit Documents, or as the Secured Parties holding the same may otherwise unanimously agree; and

•

Finally, subject to the rights of any other holder or holders of any Lien on the relevant Collateral, to the payment to us, or our respective successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining.

Holders of Secured Obligations of each class (and not the Secured Parties of any other class) bear the risk of any determination by a court of competent jurisdiction that (a) any of the Secured Obligations of such class are unenforceable under applicable law or are subordinated to any other obligations (other than another class of

Secured Obligations) and (b) any of the Secured Obligations of such class do not have an enforceable security interest in any of the Collateral securing any other class of Secured Obligations.

In any Insolvency or Liquidation Proceeding and prior to the Discharge of Secured Obligations, the collateral agent (acting at the direction of the Required Voting Parties) on behalf of all Secured Parties and Authorized Representatives, may consent to any order: (a) for use of cash collateral; (b) approving a debtor-in-possession financing secured by a Lien upon any property of the estate in such Insolvency or Liquidation Proceeding; (c) granting any relief on account of Secured Obligations as adequate protection (or its equivalent) for the benefit of the Secured Parties in the Collateral subject to Liens granted to the collateral agent, for the benefit of the Secured Parties; or (d) relating to a sale of our assets or assets of Puget Equico that provides, to the extent the Collateral sold is to be free and clear of Liens, that all Liens granted to the collateral agent, for the benefit of the Secured Parties will attach to the proceeds of the sale; provided, however, that any Secured Party will retain the right to object to any cash collateral, debtor-in-possession financing or adequate protection order to the extent such order provides for priming of Liens over any Collateral if the terms thereof, including the terms of adequate protection (if any) granted to the Secured Parties in connection therewith, do not provide for materially equal treatment to all Secured Parties.

Unless at the direction of, or as consented to by, the Required Voting Parties, the Secured Parties will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Liens granted to the collateral agent, for the benefit of the Secured Parties, except that, without any action by the Required Voting Parties, they may vote their claims in respect of the Series of Secured Obligations owed to them in connection with, and have their right to object to, the confirmation of any plan of reorganization or similar dispositive restructuring plan to the extent any such action is not inconsistent with their obligations under the Collateral Agency Agreement.

If any Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of Puget Equico or us for any reason, including without limitation, because it was found to be a fraudulent or preferential transfer, any amount paid in respect of the Secured Obligations, whether received as proceeds of security, enforcement of any right of set-off or otherwise, then such Secured Party will be entitled to a reinstatement of the Secured Obligations with respect to all such recovered amounts. In such event, (a) the Discharge of Secured Obligations or Discharge of Credit Agreement Obligations, as applicable, will be deemed not to have occurred, and (b) if the Collateral Agency Agreement has been terminated prior to such recovery or avoidance action, the Collateral Agency Agreement will be reinstated in full force and effect, and such prior termination will not diminish, release, discharge, impair or otherwise affect the obligations of the parties thereto from such date of reinstatement.

Each Secured Party, including the holders and the trustee, agrees that (a) it will not challenge or question in any proceeding the validity or enforceability of any Secured Obligations of any Series or any Credit Document or the validity, attachment, perfection or priority of any Lien under any Security Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of the Collateral Agency Agreement; (b) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Collateral by the collateral agent, (c) except in accordance with the Collateral Agency Agreement, it will have no right to direct the collateral agent or any other Secured Party to exercise any right, remedy or power with respect to any Collateral unless such Secured Party is the Controlling Authorized Representative, (d) it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the collateral agent or any other Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Collateral, and none of the collateral agent, any Controlling Authorized Representative or any other Secured Party will be liable for any action taken or omitted to be taken by the collateral agent, such Controlling Authorized Representative or other Secured Party with respect to any Collateral in accordance with the provisions of the Collateral Agency Agreement, (e) it will not seek, and hereby waives any right, to have any Collateral or any part thereof marshalled upon any foreclosure or other disposition of such Collateral, (f) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Collateral Agency Agreement, and (g) it will not (and shall waive any right to) contest or support any other person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity or enforceability of a Lien held by the collateral agent on behalf of any of the Secured Parties in all or any part of the Collateral, or the provisions of the Collateral Agency Agreement.

Notwithstanding the foregoing, a Secured Party will not be prohibited from taking the following actions: (a) in any Insolvency or Liquidation Proceeding commenced by or against us or Puget Equico, each Secured Party may file a claim or statement of interest with respect to its Series of Secured Obligations, as applicable, (b) each Authorized Representative may take and may direct the collateral agent to take any action (not adverse to the Liens of the collateral agent securing the Secured Parties) in order to preserve or protect its interest in and Liens created by the Security Documents on the Collateral, (c) the Secured Parties will be entitled to file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of their claims, including any claims secured by the Collateral, if any, (d) in any Insolvency or Liquidation Proceeding, the Secured Parties will be entitled to file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of Puget Equico or us arising under either Debtor Relief Laws or applicable non-bankruptcy law, in each case not in contravention of the terms of the Collateral Agency Agreement, (e) in any Insolvency or Liquidation Proceeding, the Secured Parties will be entitled to vote on any plan of reorganization and (f) both before and during an Insolvency or Liquidation Proceeding, any Secured Party may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an Insolvency or Liquidation Proceeding against us or Puget Equico in accordance with applicable law and the termination of any agreement by the holder of any such obligation in accordance with the terms thereof.

Each Secured Party agrees that if it obtains possession of any Collateral or realizes any proceeds or payment in respect of any such Collateral pursuant to any Collateral Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies at any time prior to the Discharge of each of the Secured Obligations (determined, solely for this purpose, as if the Secured Obligations owing to such Secured Party did not exist), then it will hold such Collateral, proceeds or payment in trust for the other Secured Parties and promptly transfer such Collateral, proceeds or payment, as the case may be, to the collateral agent, to be distributed in accordance with the Collateral Agency Agreement.

The collateral agent, on behalf of the holders of the Notes, and each other Secured Party, will acknowledge that the Secured Obligations of any class may, subject to the limitations set forth in the other Credit Documents outstanding at such time, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in the Collateral Agency Agreement defining the relative rights of the Secured Parties of any class.

Collateral Agent

Pursuant to the Collateral Agency Agreement, we have appointed JPMorgan Chase Bank, N.A. to serve as the collateral agent for the benefit of the Secured Parties.

Additional debt

To the extent, but only to the extent, permitted by the provisions of the then-extant Credit Documents, we may incur or issue and sell one or more classes of additional Indebtedness. The obligations in respect of any such additional Indebtedness may be secured by a Lien on the Collateral on a pari passu basis, in each case under and pursuant to the Collateral Documents, if and subject to the condition that the representative of any such additional class or series of Indebtedness, acting on behalf of the holders of such Indebtedness, becomes a party to the Collateral Agency Agreement by satisfying the conditions set forth therein.

Release of Collateral

The Collateral Documents relating to the Notes and the indenture provide that the Liens on the Collateral may be released:

(a) in whole, upon the Discharge of the Secured Obligations;

(b) as to any Collateral that is released, sold, transferred or otherwise disposed of by us or Puget Equico to a person that is not (either before or after such release, sale, transfer or disposition) us or Puget Equico in a transaction or other circumstance that complies with the terms of the then-extant Credit Documents (for so long as any Credit Document is in effect) and is permitted by all of the then-extant Credit Documents, at the time of such release, sale, transfer or other disposition or to the extent of the interest released, sold, transferred or otherwise disposed of;

(c) as to a release of less than all or a material portion of the Collateral, at any time prior to the Discharge of Secured Obligations, if consent to the release of all Liens on such Collateral has been given by the Required Voting Parties; and

(d) as to a release of all or any material portion of the Collateral (other than upon the Discharge of Secured Obligations), if consent to release of that Collateral has been given by the Unanimous Voting Parties.

Upon request by the collateral agent at any time, the Secured Parties will confirm in writing the collateral agent’s authority to release its interest in particular types or items of property pursuant to the Collateral Agency Agreement. In each case as specified in the Collateral Agency Agreement, the collateral agent will (and each Secured Party irrevocably authorizes the collateral agent to), at our expense, execute and deliver to us or Puget Equico, as applicable, such documents as such person may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Security Documents, in accordance with the terms of the Collateral Agency Agreement or any other Credit Document.

Under the Collateral Agency Agreement, if at any time the collateral agent forecloses upon or otherwise exercises remedies against any Collateral, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Liens in favor of the collateral agent for the benefit of the holders and the Liens upon such Collateral securing all other Secured Obligations will automatically be released and discharged pursuant to the Collateral Agency Agreement and the Collateral Documents. However, any proceeds of any Collateral realized therefrom will be applied as described under “—Collateral Agency Agreement.”

Amendments

The collateral agent may, without obtaining the consent of the Required Voting Parties or any other Secured Party other than as set forth in the Collateral Agency Agreement, modify any Security Document to which it is a party or the Collateral Agency Agreement to (a) cure any ambiguity or to cure, correct or supplement any provision contained therein which is inconsistent with any other provisions contained therein, (b) make, complete or confirm any grant of Collateral permitted or required by the Collateral Agency Agreement or the Security Documents or any release of any Collateral permitted under the Collateral Agency Agreement, or (c) to make changes that would provide additional benefits or rights to the Secured Parties.

Subject to certain exceptions, the Collateral Agency Agreement may be amended with the consent of the Required Voting Parties provided that if any amendment adversely affects us or any class of Secured Obligations, consent of the Authorized Representative for such class or of us, as applicable, is required.

Authorization of actions to be taken

Each holder of Notes, by its acceptance thereof, will be deemed to have consented and agreed to the terms of each Collateral Document, as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of the indenture, to have authorized and directed the trustee to enter into a Joinder Agreement to the Collateral Agency Agreement, and to have authorized and empowered the trustee and (through the Collateral Agency Agreement) the collateral agent to bind the holders of Notes as set forth in the Collateral Documents to which they are a party and to perform its respective obligations and exercise its respective rights and powers thereunder.

Optional Redemption

At any time prior to March 15, 2030, we may, at our option, redeem the Notes, in whole at any time or in part from time to time, upon notice by mail not less than 30 nor more than 60 days before the date fixed for redemption, at a redemption price equal to the greater of:

(a) 100% of the principal amount of the Notes then outstanding to be redeemed; and

(b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (not including any portion of such interest payments accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, as calculated by an Independent Investment Banker;

plus, in either of the above cases, accrued and unpaid interest, including additional interest, if any, thereon to the date of redemption.

At any time on or after March 15, 2030, we may, at our option, redeem the Notes, in whole or in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

If less than all the Notes are to be redeemed, the particular Notes to be redeemed will be selected by the security registrar from the outstanding Notes not previously called for redemption by lot or by such method as Wells Fargo Bank, N.A., as trustee for the Notes, deems fair and appropriate.

Any notice of redemption at our option may state that such redemption will be conditional upon receipt by the paying agent or agents, on or before the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such Notes and that if such money has not been so received, such notice will be of no force or effect and we will not be required to redeem such Notes.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Purchase of Notes Upon Change of Control Repurchase Event

In the event of any Change of Control Repurchase Event (the effective date of such Change of Control Repurchase Event being the “Change of Control Date”) each holder of a Note will have the right, at such holder’s option, subject to the terms and conditions of the indenture, to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes on a date selected by us that is no earlier than 60 days nor later than 90 days (the “Purchase Date”) after the mailing of written notice by us of the occurrence of such Change of Control Repurchase Event, at a repurchase price payable in cash equal to 101% of the principal amount of such Notes plus accrued interest, including additional interest, if any, thereon to the Purchase Date (the “Change of Control Purchase Price”).

Within 30 days after the Change of Control Date, we are obligated to mail to each holder of a Note a notice regarding the Change of Control Repurchase Event, which notice shall state, among other things:

(a) that a Change of Control Repurchase Event has occurred and that each such holder has the right to require us to repurchase all or any part of such holder’s Notes at the Change of Control Purchase Price;

(b) the Change of Control Purchase Price;

(c) the Purchase Date;

(d) the name and address of the paying agent; and

(e) the procedures that holders must follow to cause the Notes to be repurchased.

To exercise this right, a holder must deliver a written notice (the “Change of Control Purchase Notice”) to the paying agent (initially the trustee) at its corporate trust office in New York, New York, or any other office of the paying agent maintained for such purposes (or if notes are held in book entry form, in accordance with DTC’s applicable procedures), not later than 30 days prior to the Purchase Date. The Change of Control Purchase Notice shall state:

(a) the portion of the principal amount of any Notes to be repurchased, which must be a minimum of $2,000 or an integral multiple of $1,000 in excess thereof;

(b) that such Notes are to be repurchased by us pursuant to the applicable Change of Control provisions of the indenture; and

(c) unless the Notes are represented by one or more global Notes, the certificate numbers of the Notes to be repurchased.

Any Change of Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent (or if notes are held in book entry form, in accordance with DTC’s applicable procedures)not later than three business days prior to the Purchase Date. The notice of withdrawal shall state the principal amount and, if applicable, the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, that remains subject to a Change of Control Purchase Notice.

If a Note is represented by a global Note, DTC or its nominee will be the holder of such Note and therefore will be the only entity that can require us to repurchase Notes upon a Change of Control Repurchase Event. To obtain repayment with respect to such Note upon a Change of Control Repurchase Event, the beneficial owner of such Note must provide to the broker or other entity through which it holds the beneficial interest in such Note (a) the Change of Control Purchase Notice signed by such beneficial owner, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States, and (b) instructions to such broker or other entity to notify DTC of such beneficial owner’s desire to cause us to repurchase such Notes. Such broker or other entity will provide to the paying agent (i) a Change of Control Purchase Notice received from such beneficial owner and (ii) a certificate satisfactory to the paying agent from such broker or other entity that it represents such beneficial owner. Such broker or other entity will be responsible for disbursing any payments it receives upon the repurchase of such Notes by us.

Payment of the Change of Control Purchase Price for a Note in registered, certificated form (a “Certificated Note”) for which a Change of Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Certificated Note (together with necessary endorsements) to the trustee, as our paying agent, at its corporate trust office in New York, New York, or any other office of the paying agent maintained for such purpose, at any time (whether prior to, on or after the Purchase Date) after the delivery of such Change of Control Purchase Notice. We may change the paying agent at our discretion. Payment of the Change of Control Purchase Price for such Certificated Note will be made promptly following the later of the Purchase Date or the time of delivery of such Certificated Note.

If the paying agent holds, in accordance with the terms of the indenture, money sufficient to pay the Change of Control Purchase Price of a Note on the business day following the Purchase Date for such Note, then, on and after such date, interest on such Note will cease to accrue, whether or not such Note is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Change of Control Purchase Price upon delivery of the Note).

The definition of Change of Control set forth in the indenture with respect to the Notes differs from the definition of change of control in our senior secured credit facility. Depending on the circumstances, it is possible that a change of control may occur for purposes of our senior secured credit facility without constituting a Change of Control for purposes of the indenture.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of the assets of us and our subsidiaries, considered as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase the Notes as a result of a sale, transfer, assignment, lease, conveyance or other disposition of less than all of the assets of us and our subsidiaries, considered as a whole, may be uncertain.

Under clause (c) of the definition of Change of Control below, a Change of Control will occur when a majority of our board of directors (for so long as the Bylaws are in effect, together with any replacement or new directors appointed to such board of directors in accordance with the terms of the Bylaws, and to the extent the terms of the Bylaws are no longer in effect, together with any new directors whose election or appointment by such board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), during any period, cease to constitute a majority of our board of directors then in office. In San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc. et al. (May 2009), the Delaware Court of Chancery held that the occurrence of a change of control under a similar indenture provision may nevertheless be avoided if the existing directors were to approve the slate of new director nominees, provided the incumbent directors gave their approval in the good faith exercise of their fiduciary duties owed to the corporation and its shareholders. Therefore, in certain circumstances involving a significant change in the composition of our board of directors, holders of the Notes may not be entitled to require us to repurchase the Notes as described above.

The indenture requires us to comply with the provisions of Regulation 14E and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that may then be applicable in connection with any offer by us to purchase Notes at the option of holders upon a Change of Control Repurchase Event. The Change of Control Repurchase Event purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover and, thus, the removal of incumbent management. The Change of Control Repurchase Event purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control Repurchase Event purchase feature is a term contained in many similar debt offerings and the terms of such feature result from negotiations between us and the initial purchasers. Our management has no present intention to propose any anti-takeover measures although it is possible that we could decide to do so in the future.

No Note may be repurchased by us as a result of a Change of Control Repurchase Event if there has occurred and is continuing an event of default described under “—Events of Default” below (other than a default in the payment of the Change of Control Purchase Price with respect to the Notes). In addition, our ability to purchase Notes may be limited by our financial resources and our inability to raise the required funds because of restrictions on issuance of securities contained in other contractual arrangements.

Certain Covenants

Merger, Consolidation, Sale, Lease or Conveyance

The indenture will provide that we may not, directly or indirectly (a) consolidate or merge with or into another person, whether or not we are the surviving corporation, or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our or our subsidiaries’ properties or assets taken as a whole, in one or more related transactions, to another person, unless:

(i) either (A) we are the surviving corporation or (B) the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if the person is a partnership or limited liability company, then a corporation that (1) is wholly owned by such person, (2) is organized or existing under the laws of the United States, any state of the United States or the District of Columbia, and (3) does not and will not have any material assets or operations, shall become a co-issuer of the Notes pursuant to a supplemental indenture duly executed by the trustee;

(ii) the person formed by or surviving any such consolidation or merger (if other than us) or the person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of our obligations under the Notes and the indenture pursuant to a supplemental indenture or other documents and agreements reasonably satisfactory to the trustee;

(iii) immediately after such consolidation or merger, no Event of Default exists; and

(iv) we deliver an officer’s certificate and opinion of counsel to the trustee stating that such transaction is authorized under the indenture.

In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions, to any other person.

Limitations on Liens

So long as the Notes are outstanding, we will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, the Collateral, other than Permitted Liens. For purposes of this covenant, “Indebtedness” means all indebtedness, whether or not represented by bonds, debentures, notes or other securities, created or assumed by us for the repayment of money borrowed.

Limitation on Sale-Leaseback Transactions

We will not enter into any sale-leaseback transaction involving any of our properties whether now owned or hereafter acquired, whereby we sell or transfer such properties and then or thereafter lease such properties or any part thereof or any other properties which we intend to use for substantially the same purpose or purposes as the properties sold or transferred.

Reports and Other Information

Whether or not required by the SEC’s rules and regulations, so long as any Notes are outstanding, we will furnish to the holders of Notes or cause the trustee to furnish to the holders of Notes:

(a) within 90 days of the end of each fiscal year and within 60 days of the end of each fiscal quarter, all annual and quarterly reports that would be required to be filed with the SEC on Forms 10-K and 10-Q if we were required to file such reports; and

(b) within the time periods specified in the SEC’s rules and regulations that would be applicable if we were subject to such rules and regulations, all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

All such reports will be prepared, within the time periods specified above, in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on our consolidated financial statements by our independent registered public accounting firm or independent auditors. In addition, we will file a copy of each of the reports referred to in clauses (a) and (b) above with the SEC for public availability within the time periods specified in clauses (a) and (b) above (unless the SEC will not accept such a filing). We agree that we will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept our filings for any reason, we will use our reasonable best efforts to post the reports referred to in the preceding paragraph on our website within the time periods specified above. To the extent such filings are made, the reports will be deemed to be furnished to the trustee and holders of Notes on the date filed.

In addition, for so long as any Notes remain outstanding, we will furnish to prospective purchasers of Notes, upon their request, the information described above as well as any other information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for compliance with Rule 144A.

Information Regarding Collateral

We will furnish to the collateral agent prompt written notice of any change in our (a) legal name, (b) jurisdiction of incorporation, or (c) identity or corporate structure. We will agree not to effect or permit any change referred to in the preceding sentence unless all filings have been made or will have been made within any applicable statutory period under the Uniform Commercial Code or otherwise that are required in order for the collateral agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral. We also agree promptly to notify the collateral agent if any material portion of the Collateral is damaged, destroyed or condemned.

In addition, each year, at the time of delivery of the annual financial statements with respect to the preceding fiscal year, we will deliver to the trustee a certificate of a financial officer setting forth the information required pursuant to the schedules required by the Security Documents or confirming that there has been no change in such information since the date of the prior annual financial statements.

No Liability of Directors, Officers, Employees, Incorporators and Shareholders

None of our directors, officers, employees, incorporators, members or shareholders, as such, will have any liability for any of our obligations under the Notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Events of Default

Any one or more of the following events with respect to the Notes that has occurred and is continuing will constitute an “Event of Default” with respect to the Notes under the indenture:

(a) failure to pay interest within 30 days after the same becomes due and payable;

(b) failure to pay the principal of, or any premium on, the Notes at maturity, upon redemption, upon required purchase, upon acceleration or otherwise;

(c) failure to perform or breach of any covenant, representation, warranty or other agreement contained in the indenture, the Notes or the Security Documents (other than a default referred to in clauses (a) and (b) above) for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the Notes as provided in the indenture unless the trustee, or the trustee and the holders of a principal amount of the Notes not less than the principal amount of Notes the holders of which gave such notice, as the case may be, agree in writing to an extension of such period before its expiration; provided, however, that the trustee, or the trustee and the holders of such principal amount of Notes, as the case may be, will be deemed to have agreed to an extension of such period if corrective action is initiated by us within such period and is being diligently pursued;

(d) the occurrence of a matured event of default, as defined in any of our instruments or any Significant Subsidiary’s instruments under which there is or by which there is evidenced any Indebtedness of us or any Significant Subsidiary, that has resulted in the acceleration of such Indebtedness in excess of $100 million, or any default in payment of Indebtedness in excess of $100 million at final maturity, after the expiration of any applicable grace or cure periods; provided, however, that the waiver or cure of any such default under any such instrument or Indebtedness shall constitute a waiver and cure of the corresponding Event of Default under the indenture and the rescission and annulment of the consequences thereof shall constitute a rescission and annulment of the corresponding consequences under the indenture;

(e) certain events of bankruptcy or insolvency described in the indenture with respect to us or any Significant Subsidiary of ours;

(f) our repudiation of any of our obligations under any of the Security Documents or the unenforceability of any of the Security Documents against us for any reason if such unenforceability shall be applicable to (i) Collateral having an aggregate Fair Market Value of $100 million or more or (ii) the Pledged Stock and any such unenforceability has not been cured within 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the Notes as provided in the indenture;

(g) any Security Document or any lien purported to be granted thereby on (i) the Pledged Stock or (ii) assets having a Fair Market Value in excess of $100 million is held in any judicial proceeding to be unenforceable or invalid, in whole or in part, or ceases for any reason (other than pursuant to a release that is delivered or becomes effective as set forth in the indenture) to be fully enforceable and perfected and any such unenforceability or lack of perfection has not been cured within 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the Notes as provided in the indenture; and

(h) the failure by us to pay final judgments aggregating in excess of $100 million, which judgments are not paid, discharged or stayed for a period of 60 days.

As used herein, “Fair Market Value” means the value that would be paid by a willing buyer to a willing seller in a transaction not involving distress or necessity of either party, determined in good faith by our chief financial officer or our board of directors.

Remedies

Acceleration of Maturity

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to us or any Significant Subsidiary, then the principal, premium, if any, and accrued interest on the Notes will be immediately due and payable, without any declaration or other act on the part of the trustee or any holder. If any other Event of Default occurs and is continuing, then either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of all of the outstanding Notes to be due and payable immediately by written notice to us (and to the trustee if given by holders); provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of securities outstanding under the indenture, including the Notes, the trustee or the holders of not less than 25% in aggregate principal amount of such securities, considered as one class, may make such declaration of acceleration and not the holders of any one series of such securities.

At any time after such a declaration of acceleration with respect to any series of securities outstanding under the indenture has been made, but before a judgment or decree for payment of the money due has been obtained, such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if

(a) We have paid or deposited with the trustee a sum sufficient to pay:

(i) all overdue interest, if any, on all securities of such series;

(ii) the principal of and premium, if any, on any securities of such series which have become due otherwise than by such declaration of acceleration and interest, if any, thereon at the rate or rates prescribed therefor in such securities;

(iii) interest, if any, upon overdue interest, if any, at the rate or rates prescribed therefor in the securities, to the extent that payment of such interest is lawful; and

(iv) all amounts due to the trustee under the indenture in respect of compensation and reimbursement of expenses; and

(b) all Events of Default with respect to the securities of such series, other than the nonpayment of the principal of the securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture.

Right to Direct Proceedings

If an Event of Default with respect to any series of securities outstanding under the indenture occurs and is continuing, the holders of a majority in principal amount of such securities will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of securities outstanding under the indenture, the holders of a majority in aggregate principal amount of the outstanding securities of all such series, considered as one class, will have the right to make such direction, and not the holders of the securities of any one of such series; and provided, further, that (a) such direction does not conflict with any rule of law or with the indenture, and could not involve the trustee in personal liability in circumstances where indemnity would not, in the trustee’s sole discretion, be adequate, (b) the trustee does not determine that the action so directed would be unjustly prejudicial to the holders of such series of securities not taking part in such direction and (c) the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

Limitation on Right to Institute Proceedings

No holder of any Note will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or for any other remedy thereunder unless:

(a) such holder has previously given to the trustee written notice of a continuing Event of Default with respect to the Notes;

(b) the holders of at least 25% in aggregate principal amount of securities of all series outstanding under the indenture in respect of which such Event of Default has occurred, considered as one class, have made written request to the trustee to institute proceedings in respect of such Event of Default and have offered the trustee reasonable indemnity against costs, expenses and liabilities to be incurred in complying with such request; and

(c) for 60 days after receipt of such notice, the trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of securities then outstanding under the indenture.

Furthermore, no holder of Notes will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders of Notes.

No Impairment of Right to Receive Payment

Notwithstanding that the right of a holder of Notes to institute a proceeding with respect to the indenture is subject to certain conditions precedent, each holder of a Note will have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, on such Note when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired or affected without the consent of such holder.

Notice of Default

The trustee is required to give the holders of securities outstanding under the indenture notice of any default under the indenture to the extent required by the Trust Indenture Act, unless such default has been cured or waived, except that no such notice to holders of a default of the character described in clause (iii) under “—Events of Default” may be given until at least 75 days after the occurrence thereof. For purposes of the preceding sentence, the term “default” means any event which is, or after notice or lapse of time, or both, would become, an Event of Default. The Trust Indenture Act currently permits the trustee to withhold notices of default (except for certain payment defaults) if the trustee in good faith determines the withholding of such notice to be in the interests of the holders.

Reporting

The indenture requires that certain of our officers certify, on or before a date not more than 120 days after the end of each fiscal year, that to the best of those officers’ knowledge, we have fulfilled all our obligations under the indenture. We are also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture, but a failure by us to deliver such notice of a default will not constitute a default under the indenture if we have remedied such default within any applicable cure period.

Modification of Indenture

Modifications Without Consent

We and the trustee may enter into one or more supplemental indentures without the consent of any holders of the Notes, for any of the following purposes:

(a) to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of such party;

(b) to add one or more covenants of the Company or other provisions for the benefit of holders of the Notes, or to surrender any right or power conferred upon us by the indenture;

(c) to change or eliminate any provision of the indenture or to add any new provision to the indenture, provided that if such change, elimination or addition adversely affects the interests of the holders of the Notes in any material respect, such change, elimination or addition will become effective only when no Notes are outstanding;

(d) to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(e) to make, complete or confirm any grant of Collateral permitted or required by the Security Documents or, with the consent of the collateral agent, any release of Collateral that becomes effective as set forth in the Security Documents;

(f) to establish the form or terms of securities of any series or tranche under the indenture as permitted by the indenture;

(g) to provide for the authentication and delivery of bearer securities and coupons appertaining thereto representing interest, if any, thereon and for the procedures for the registration, exchange and replacement thereof and for the giving of notice to, and the solicitation of the vote or consent of, the holders thereof, and for any and all other matters incidental thereto;

(h) to evidence and provide for the acceptance of appointment by a successor trustee;

(i) to provide for the procedures required to permit the utilization of a non-certificated system of registration for all, or any series or tranche of, the securities under the indenture;

(j) to change any place or places where—

(i) the principal of and premium, if any, and interest, if any, on all or any series of securities under the indenture, or any tranche thereof, will be payable,

(ii) all or any series of securities under the indenture, or any tranche thereof, may be surrendered for registration of transfer,

(iii) all or any series of securities under the indenture, or any tranche thereof, may be surrendered for exchange, and

(iv) notices and demands to or upon us in respect of all or any series of securities under the indenture, or any tranche thereof, and the indenture may be served;

(k) to cure any ambiguity, to correct or supplement any provision therein which may be defective or inconsistent with any other provision therein, or to make any other changes to the provisions thereof or to add other provisions with respect to matters and questions arising under the indenture, so long as such other changes or additions do not adversely affect the interests of the holders of any series or tranche of securities under the indenture in any material respect; or

(l) to waive the rights of other secured debt holders.

In addition, if the Trust Indenture Act is amended after the date of the original indenture in such a way as to require changes to the indenture or the incorporation therein of additional provisions or so as to permit changes to, or the elimination of, provisions which, at the date of the original indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the trustee may, without the consent of any holders of securities outstanding under the indenture, enter into one or more supplemental indentures to evidence such amendment.

Modifications Requiring Consent

Except as provided above, the consent of the holders of a majority in aggregate principal amount of all series of securities then outstanding under the indenture, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of, the indenture pursuant to one or more supplemental indentures; provided, however, that if less than all of the series of securities outstanding under the indenture are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of outstanding securities of all series so directly affected, considered as one class, will be required; and provided, further, that if the securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, of such tranches, then the consent only of the holders of a majority in aggregate principal amount of the outstanding securities of all tranches so directly affected, considered as one class, will be required; and provided, further, that no such supplemental indenture may:

(a) reduce the principal amount of or change the stated maturity of any installment of principal of the Notes;

(b) reduce the rate of or change the stated maturity of any interest payment on the Notes;

(c) reduce the amount payable upon the redemption of the Notes, in respect of an optional redemption, change the times at which the Notes may be redeemed or, once notice of redemption has been given, the time at which they must thereupon be redeemed;

(d) waive an Event of Default in the payment of principal of, or premium, if any, or interest on, the Notes (except a rescission of acceleration of such Notes by the holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration);

(e) make the Notes payable in money other than that stated in the Notes;

(f) impair the right of any holder of Notes to receive any principal payment or interest payment on such holder’s Notes, on or after the stated maturity thereof, or to institute suit for the enforcement of any such payment;

(g) make any change in the percentage of the principal amount of the Notes required for amendments or waivers; or

(h) modify or change any provision of the indenture affecting the ranking of the Notes in a manner adverse to the holders of the Notes.

It is not necessary for holders to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if their consent approves the substance thereof.

Neither we nor any of our subsidiaries or affiliates may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of the holders of, or which is to remain in effect only so long as there shall be outstanding, securities of one or more specified series outstanding under the indenture, or one or more tranches thereof, or modifies the rights of the holders of securities of such series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of the holders of the securities of any other series or tranche.

If the supplemental indenture or other document establishing any series or tranche of securities under the indenture so provides, and as specified in the applicable prospectus supplement and/or pricing supplement, the holders of such securities will be deemed to have consented, by virtue of their purchase of such securities, to a supplemental indenture containing the additions, changes or eliminations to or from the indenture which are specified in such supplemental indenture or other document, no act of such holders will be required to evidence such consent and such consent may be counted in the determination of whether the holders of the requisite principal amount of securities have consented to such supplemental indenture.

Satisfaction and Discharge

The Notes, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the indenture and, at our election, our entire indebtedness in respect thereof will be deemed to have been satisfied and discharged, if there shall have been irrevocably deposited with the trustee, in trust:

(a) money in an amount which will be sufficient,

(b) in the case of a deposit made before the maturity of such Notes, Eligible Obligations (as described below), which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide moneys which, together with the money, if any, deposited with or held by the trustee, will be sufficient, or

(c) a combination of (a) and (b) which will be sufficient,

to pay when due the principal of and premium, if any, and interest, if any, due and to become due on such Indenture Securities. For this purpose, Eligible Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of the full faith and credit thereof and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof, and such other obligations or instruments as shall be specified in an accompanying prospectus supplement.

The indenture will be deemed to have been satisfied and discharged when no Indenture Securities remain outstanding thereunder and we have paid or caused to be paid all other sums payable by us under the indenture.

Our right to cause our entire indebtedness in respect of any Notes to be deemed to be satisfied and discharged as described above will be subject to the delivery to the trustee of an opinion of counsel to the effect that in connection with any such deposit above, the holders of such Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the satisfaction and discharge of our indebtedness in respect thereof and will be subject to United States federal income tax on the same amounts, at the same times and in the same manner as if such satisfaction and discharge had not been effected.

Concerning the Trustee

Wells Fargo Bank, N.A. is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee will exercise those rights and powers vested in it by the indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us and our affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

Book-Entry; Delivery and Form

The original notes are, and the exchange notes will be, issued in the form of one or more global certificates, known as “Global Notes.” The Global Notes will be deposited on the date of the acceptance for exchange of the original notes and the issuance of the exchange notes with, or on behalf of DTC and registered in the name of Cede & co., as DTC’s nominee.

Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form. Persons holding interests in the global securities may hold their interests directly through DTC or indirectly through organizations that are participants in DTC (such as Euroclear and Clearstream).

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Notes in registered certificated form (“Certificated Notes”) if:

(a) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and the Company fails to appoint a successor depositary within 90 days;

(b) we, in our sole discretion, determine that the Notes shall no longer be represented by such Global Notes;

(c) there shall have occurred a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture governing the Notes. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend unless that legend is not required by applicable law.

Book-Entry Procedures for the Global Notes

The description of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience and are not intended to serve as a representation or warranty of any kind. These operations and procedures are solely within the control of these settlement systems and are subject to change by term from time to time. Neither we nor the initial purchasers take any responsibility for these operations or procedures, and investors are urged to contact the relevant system and its participants directly to discuss these matters.

The following is based upon information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Direct and Indirect Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial

Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Beneficial Owners of Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults and proposed amendments to the Security Documents. For example, Beneficial Owners of Notes may wish to ascertain that the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners; in the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the Notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions and interest payments on the Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detailed information from the issuer or agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or its nominee, agent or issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global securities from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions in the global securities settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global securities by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within ninety (90) days, we will issue Notes in definitive form in exchange for the global securities relating to the Notes. In addition, we may at any time and in our sole discretion, subject to the procedures of the depositary and DTC, determine not to have the Notes or portions of the Notes represented by one or more global securities and, in that event, will issue individual Notes in exchange for the global security or securities representing the Notes. Further, if we so specify with respect to any Notes, an owner of a beneficial interest in a global security representing the Notes may, on terms acceptable to us and the depositary for the global security, receive individual Notes in exchange for such beneficial interest, subject to DTC’s procedures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of Notes represented by the global security equal in principal amount to the beneficial interest, and to have the Notes registered in its name. Notes so issued in definitive form will be issued as registered Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, unless otherwise specified by us. Such Notes will be subject to certain restrictions on registration of transfers as described under “Notice to Investors” and will bear the legend set forth thereunder. The Notes may not be resold or transferred except as permitted under the Securities Act and the applicable state securities laws pursuant to registration or exemption therefrom. We will have no obligation to register the Notes offered hereby for resale under United States securities laws, and have no plans to do so. Furthermore, we have not registered the Notes under any other country’s securities laws.

Governing Law

The indenture and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Definitions

“Additional Credit Document” means any designated indenture, note, promissory note, instrument or other agreement entered into by us after the date of the Collateral Agency Agreement, if any, pursuant to which we will incur additional obligations which shall constitute Additional Secured Obligations from time to time, to the extent permitted under the Credit Documents, and which have been designated as Additional Credit Documents in accordance with the Collateral Agency Agreement.

“Additional Secured Obligations” means any of our indebtedness and obligations arising under any Additional Credit Document that we designate as Additional Secured Obligations in accordance with the terms of the Collateral Agency Agreement, in each case to the extent permitted (if addressed therein, or, otherwise, not prohibited) under the senior secured credit facility and the other Credit Documents as of the date of such designation; provided that the holder of such indebtedness or other obligations (or the agent, trustee or representative acting on behalf of the holder of such indebtedness or other obligation) is either a party to the Collateral Agency Agreement or shall have executed and delivered to the collateral agent a Joinder Agreement pursuant to which such holder (or such agent, trustee or representative acting on behalf of such holder) has become a party to the Collateral Agency Agreement and has agreed to be bound by the obligations of a “Secured Party” under the terms of the Collateral Agency Agreement. Subject to meeting the requirements of the preceding sentence, Additional Secured Obligations will include (a) advances to us and our debts, liabilities, obligations, covenants and duties arising under any Additional Credit Documents, whether direct or indirect

(including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against us, of any proceeding under any Debtor Relief Laws naming such person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding, (b) the obligation to pay principal, interest, reimbursement obligations, charges, expenses, fees, attorney fees and expenses, indemnities and other amounts payable by us under any Additional Credit Document, and (c) our obligation to reimburse any amount in respect of any of the foregoing that any Additional Secured Party, in its sole discretion, may elect to pay or advance on our behalf.

“Additional Secured Parties” means any holders of any Additional Secured Obligations and any Authorized Representative with respect thereto.

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, “control,” when used with respect to any specified person, means the power to direct generally the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agents” means, collectively, the Credit Agreement Administrative Agent and the collateral agent, each Authorized Representative and each of their respective successors and assigns.

“Authorized Representative” means (a) in the case of any Credit Agreement Obligations or the lenders under our senior secured credit facility, the Credit Agreement Administrative Agent, (b) in the case of any Secured Hedge Obligations and the Interest Rate Hedge Banks, such Interest Rate Hedge Bank or any person appointed by such Interest Rate Hedge Bank to act as its agent or representative, (c) in the case of the indenture, the Notes and our existing senior secured notes, the trustee, and (d) in the case of any Series of Additional Secured Obligations or Additional Secured Parties that become subject to the Collateral Agency Agreement after the date hereof, the Authorized Representative named for such Series in the applicable Joinder Agreement.

“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies in the place of payment are generally authorized or required by law, regulation or executive order to remain closed.

“Change of Control” means the occurrence of any of the following events:

(a)

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), other than the Permitted Holders, becomes the “beneficial owners” (as used in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group will be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of our Voting Stock, whether as a result of the issuance of our securities, any merger, consolidation, liquidation or dissolution of us or otherwise;

(b)

the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of us and our subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a wholly-owned subsidiary) to any person other than the Permitted Holders occurs, or we merge, consolidate or amalgamate with or into any other person or any other person merges, consolidates or amalgamates with or into us, in any such event pursuant to a transaction in which our outstanding Voting Stock is reclassified into or exchanged for cash, securities or other property, other than any such transaction where (i) our outstanding Voting Stock is reclassified into or exchanged for other Voting Stock of us or for Voting Stock of the surviving corporation and (ii) the holders of our Voting Stock immediately prior to such transaction own, directly or indirectly, a majority of our Voting Stock or the surviving corporation immediately after such transaction;

(c)

during any period, individuals who at the beginning of such period constituted our board of directors (for so long as our Amended and Restated Bylaws, dated February 6, 2009 (as amended from time to time, the “Bylaws”) are in effect, together with any replacement or new directors appointed to such board of directors in accordance with the terms of the Bylaws, and to the extent the terms of the Bylaws are no longer in effect, together with any new directors whose election or appointment by such board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

(d)	our shareholders approve any plan of liquidation or dissolution of us.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Collateral” means all the “Collateral,” as defined in each of the Security Documents.

“Collateral Agency Agreement” means the Amended and Restated Collateral Agency Agreement, dated as of February 6, 2009 and amended and restated as of May 10, 2010 and further amended as of February 10, 2012, and as supplemented by a Joinder Agreement thereto dated as of December 6, 2010, among the collateral agent, the Credit Agreement Administrative Agent, certain authorized representatives, Puget Equico LLC and the Puget Energy, Inc.

“Collateral Documents” means the Collateral Agency Agreement, the Pledge Agreement and the Security Agreement.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date), that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Quotations, or (b) if fewer than four of such Reference Treasury Dealer Quotations, the average of all such Referenced Treasury Dealer Quotations as determined by us.

“Controlling Authorized Representative” means (a) until the earlier to occur of (i) the Discharge of Credit Agreement Obligations and (ii) the occurrence of the Majority Non-Controlling Voting Party Enforcement Date (if any), the Credit Agreement Administrative Agent and (b) from and after the earlier to occur of (i) Discharge of Credit Agreement Obligations and (ii) the occurrence of the Majority Non- Controlling Voting Party Enforcement Date, the Authorized Representative for the Majority Non-Controlling Voting Parties at such time.

“Credit Agreement” means the Credit Agreement dated as of February 10, 2012, as amended and restated on October 25, 2017, and as further amended on September 25, 2019, among Puget Energy, Inc., the Credit Agreement Administrative Agent, the other agents party thereto and the lenders party thereto, as amended, restated or otherwise modified from time to time.

“Credit Agreement Administrative Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the lenders under the Credit Agreement.

“Credit Agreement Obligations” means all Obligations as such term is defined under the Credit Agreement.

“Credit Documents” means, collectively (without duplication), each Financing Document and any Additional Credit Document providing for or evidencing any Additional Secured Obligations.

“Debtor Relief Laws” means the U.S. Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Discharge of Credit Agreement Obligations” means, except as expressly set forth in the Financing Documents, the payment in full in cash of all outstanding principal amount of Loans under the Credit Agreement, all interest due (including, without limitation, interest accruing at the then applicable rate provided in the Credit Agreement after the maturity of the Loans and any post-petition interest) on all “Obligations” outstanding under the Credit Agreement and all fees payable or otherwise accrued under the Financing Documents (other than any contingent indemnity obligations that expressly survive the termination of the Financing Documents).

“Discharge of Secured Obligations” means, except as otherwise provided in the Financing Documents, the payment in full in cash of all

(a) outstanding Secured Obligations under any Credit Document,

(b) interest (including, without limitation, interest accruing at the then applicable rate provided in the applicable Credit Document after the maturity of the Loans or other indebtedness or other relevant Secured Obligations and post-petition interest) on all Secured Obligations outstanding under any Credit Document, and

(c) all fees and other Secured Obligations outstanding under each Credit Document (other than any contingent indemnity obligations that expressly survive the termination of the Credit Documents).

“Equity Interests” means, with respect to any person, all of the shares, membership interests, rights, participations or other equivalents (however designated) of capital stock of (or other ownership or profit interests or units in) such person and all of the warrants, options or other rights for the purchase, acquisition or exchange from such person of any of the foregoing (including through convertible securities).

“Event of Default” means (a) an “event of default” under and as defined in the Credit Agreement or any Additional Credit Document or (b) any event leading to an “early termination date” or an “early termination event” under any Interest Rate Hedging Agreement with respect to which Puget Equico is or we are the defaulting party or affected party, as the case may be.

“Financing Documents” means (i) the Credit Agreement, (ii) any promissory notes issued pursuant to Section 2.10(e) of the Credit Agreement, (iii) Interest Hedging Agreements with any Interest Rate Hedge Bank, (iv) any Letter of Credit applications, (v) the Security Documents, (vi) the Collateral Agency Agreement and (vii) all other agreements, instruments, documents and certificates identified in Section 4.01 of the Credit Agreement executed and delivered to, or in favor of, the Credit Agreement Administrative Agent or any lenders under the Credit Agreement and including all other pledges, powers of attorney, consents, assignments, contracts, notices, letter of credit agreements and all other written matter whether heretofore, now or hereafter executed by or on behalf of us, or any of our employees, and delivered to the Credit Agreement Administrative Agent or any lender under the Credit Agreement in connection with the Credit Agreement or the transactions contemplated thereby. Any reference in the Credit Agreement or any other Financing Document to a Financing Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Credit Agreement or such Financing Document as the same may be in effect at any and all times such reference becomes operative.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time, consistently applied.

“Indebtedness” means, as to any person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)

all obligations of such person for borrowed money and all obligations of such person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, including, without limitation, hybrid debt securities;

(b)	letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties and similar instruments issued or created by or for the account of such person;

(c)

net obligations of such person under any Interest Hedging Agreement (the amount of any such net obligation to be the amount that is or would be payable upon settlement, liquidation, termination or acceleration thereof at the time of calculation);

(d)

all obligations of such person to pay the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business, (ii) accrued expenses in the ordinary course of business, (iii) any earn-out obligation until such obligation becomes a liability on the balance sheet of such person in accordance with GAAP, and (iv) obligations with respect to commodity purchase contracts);

(e)

indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such person (including indebtedness arising under conditional sales or other title retention agreements and mortgage, industrial revenue bond, industrial development bond and similar financings), whether or not such indebtedness shall have been assumed by such person or is limited in recourse;

(f)	for any capital lease, the capitalized amount that would appear on a balance sheet prepared in accordance with GAAP;

(g)

all obligations of such person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Redeemable Equity Interests in such person or any other or any warrants, rights or options to acquire such Equity Interests, valued, in the case of Redeemable Preferred Interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and (h) all guarantees of such person in respect of Indebtedness referred to in any of the foregoing clauses (a) through (g).

“Indenture Securities” means all debt securities outstanding under the indenture.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Insolvency or Liquidation Proceeding” means (a) any voluntary or involuntary case or proceeding under Debtor Relief Laws with respect to Puget Equico or us, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to Puget Equico or us or with respect to a material portion of their or our respective assets, (c) any liquidation, dissolution, reorganization or winding up of Puget Equico or us whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of Puget Equico or us.

“Intercreditor Vote” means a vote conducted in accordance with the procedures set forth in Article 3 of the Collateral Agency Agreement among the Voting Parties for the Series entitled to vote with respect to the particular decision at issue.

“Interest Hedging Agreements” means any rate swap, cap or collar agreement or similar arrangement between one or more interest rate hedge providers and us designed to protect such person against fluctuations in interest rates. For purposes of the Collateral Agency Agreement, our indebtedness at any time under an Interest Hedging Agreement will be determined at such time in accordance with the methodology set forth in such Interest Hedging Agreement.

“Interest Rate Hedge Banks” means (a) any person that is a lender under our senior secured credit facility or an Affiliate of a lender under our senior secured credit facility at the time it enters into an Interest Hedging

Agreement or (b) Macquarie Bank Limited to the extent it enters into an Interest Hedging Agreement, in each case, in its capacity as a party to such Interest Hedging Agreement and only for so long as any of our obligations remain outstanding under the Interest Hedging Agreement to which such Interest Rate Hedge Bank is a party; provided that such Interest Rate Hedge Bank executes a Joinder Agreement pursuant to the terms of the Collateral Agency Agreement; and provided, further, that no Affiliate of ours other than Macquarie Bank Limited and its successors may become an Interest Rate Hedge Bank.

“Investment Grade” means BBB—or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by S&P or Moody’s or, if either S&P or Moody’s does not make a rating on the Notes publicly available, another Rating Agency.

“Investors” means (i) the Ontario Municipal Employees Retirement System, (ii) PGGM Vermogensbeheer, (iii) the Canada Pension Plan Investment Board, (iv) the British Columbia Investment Management Corporation, (v) the Alberta Investment Management Corporation and (vi) each of their respective Affiliates (not including, however, any portfolio companies of any of the Investors). For purposes of the preceding sentence, the term “portfolio companies” does not include, without limitation, (i) any investment fund or investment vehicle managed or co-managed by any Investor or by any of such investment funds’ or investment vehicles’ Affiliates or (ii) any direct or indirect non-operating subsidiary of any Investor.

“Joinder Agreement” means a Joinder Agreement executed by the collateral agent and each Authorized Representative for the Secured Obligations subject thereto in accordance with the terms of the Collateral Agency Agreement.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement, of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any capitalized lease having substantially the same economic effect as any of the foregoing).

“Loan” means a loan made pursuant to the Credit Agreement.

“Majority Non-Controlling Voting Parties” means, at any time, the Secured Parties owed or holding Secured Obligations that constitute the largest total outstanding amount of any then outstanding Series of Secured Obligations.

“Permitted Holders” means each of the Investors and members of our management (or of our direct or indirect parent) who are holders of our Voting Stock (or any of its direct or indirect parent companies) on the issue date of the Notes and any “group” (as such term is used in Section 13(d) and 14(d) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of a majority of the total voting power of our Voting Stock.

“Permitted Liens” means liens securing our Indebtedness and liens permitted by our senior secured credit facility (and any amendments, refinancings and replacements thereof).

“Pledge Agreement” means the Amended and Restated Pledge Agreement dated as of February 6, 2009, as amended and restated as of May 10, 2010, as amended by Amendment No. 1 to Amended and Restated Pledge Agreement dated as of February 10, 2012, and as further amended and extended by Amendment No. 2 to Amended and Restated Pledge Agreement dated as of April 15, 2019.

“Rating Agency” means each of Standard & Poor’s and Moody’s or, if Standard & Poor’s or Moody’s or both does not make a rating on the Notes publicly available, a nationally recognized statistical rating organization or organizations, as the case may be, selected by us (as certified by a resolution of our board of directors), which will be substituted for Standard & Poor’s or Moody’s, or both, as the case may be.

“Ratings Event” means a decrease in the ratings of the Notes by one or more gradations (including gradations within categories as well as between rating categories) by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 30-day period following public notice of the occurrence of the Change of Control (which 30-day period will be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies and the other Rating Agency has either downgraded, or publicly announced that it is considering downgrading, the Notes). Notwithstanding the foregoing, if the rating of the Notes by each of the Rating Agencies is Investment Grade, then “Ratings Event” means a decrease in the ratings of the Notes by one or more gradations (including gradations within categories as well as between rating categories) by each of the Rating Agencies such that the rating of the Notes by each of the Rating Agencies falls below Investment Grade on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 30-day period following public notice of the occurrence of the Change of Control (which 30-day period will be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies and the other Rating Agency has either downgraded, or publicly announced that it is considering downgrading, the Notes).

“Reference Treasury Dealer” means each of (a) Barclays Capital Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC., or their respective affiliates or successors, each of which is a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”) and (b) two other Primary Treasury Dealers selected by us; provided, however, that if any of the foregoing or their affiliates or successors shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Required Voting Parties” means, with respect to any proposed decision or action hereunder, the Secured Parties owed or holding more than 50% of the Total Outstandings at such time under (a) until the earlier to occur of (i) the Discharge of Credit Agreement Obligations and (ii) the occurrence of the Majority Non-Controlling Voting Party Enforcement Date (if any), the Credit Agreement, and (b) from and after the earlier to occur of the (i) Discharge of Credit Agreement Obligations and (ii) the occurrence of the Majority Non-Controlling Voting Party Enforcement Date, the applicable Credit Document governing the Series of Secured Obligations of the Majority Non-Controlling Voting Parties at such time.

“Secured Hedge Obligations” means all amounts payable to any Interest Rate Hedge Bank under any Interest Hedging Agreement.

“Secured Obligations” means, (a) all Credit Agreement Obligations, (b) all Secured Hedge Obligations, and (c) any Additional Secured Obligations, in each case, whether fixed or contingent, matured or unmatured, whether or not allowed or allowable in an Insolvency and Liquidation Proceeding.

“Secured Parties” means, collectively, the Agents, the lenders under our senior secured credit facility, the Interest Rate Hedge Banks, any Additional Secured Parties and each co-agent or sub-agent appointed by any Agent or from time to time pursuant to any Credit Document or the Collateral Agency Agreement.

“Security Agreement” means the Amended and Restated Borrower Security Agreement, dated as of February 6, 2009 and as amended and restated as of May 10, 2010, as further amended as of February 10, 2012, and as further amended and extended as of April 15, 2019, between the Borrower and the collateral agent (as amended, restated, supplemented or otherwise modified from time to time).

“Security Documents” means, collectively, the Security Agreement, the Pledge Agreement and any other security agreements, pledge agreements or other similar agreements delivered to the Agents, the lenders under our senior secured credit facility, the Interest Rate Hedge Banks and the Additional Secured Parties, and any other agreements, instruments or documents that create or purport to create a Lien in favor of the collateral agent for the benefit of the Secured Parties.

“Series” means each of (a) the Credit Agreement Obligations, (b) any Additional Obligations incurred pursuant to any Additional Credit Document which, pursuant to any Joinder Agreement, are represented hereunder by a common Authorized Representative (in its capacity as such for such Secured Obligations) and

(c) the Secured Hedge Obligations.

“Significant Subsidiary” means any subsidiary that would be considered a “significant subsidiary” under Article 1 of Regulation S-X under the Exchange Act.

“Total Outstandings” means, with respect to any Credit Document (other than any Interest Rate Hedging Agreement), at any time, an amount equal to the sum of, without duplication, the aggregate unpaid principal amount of Loans or other indebtedness outstanding under such Credit Document at such time after giving effect to any borrowings, advances and prepayments or repayments of any Loans or indebtedness under the Credit Agreement or such other Credit Document, as the case may be, on such date, plus the amount of any unfunded commitments under the Credit Agreement or such other Credit Document, as the case may be, on such date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi- annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Unanimous Voting Parties” means, with respect to any Intercreditor Vote, each of the Credit Agreement Administrative Agent, each of the Authorized Representatives appointed under each Additional Credit Document and each Interest Rate Hedge Bank, in each case casting votes representing 100% of the Voting Party Percentage applicable to each such Series of Secured Obligations.

“Voting Parties” means the lenders under our senior secured credit facility, any Additional Secured Party and, subject to the terms of the Collateral Agency Agreement, each Interest Rate Hedge Bank.

“Voting Party Percentage” means, in connection with any proposed decision or action under the Collateral Agency Agreement, the actual percentage, as determined pursuant to the terms of the Collateral Agency Agreement, of allotted votes cast in favor of such decision or action by the Secured Parties entitled to vote with respect to such decision or action.

“Voting Stock” means securities of any class or classes the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or persons performing similar functions).

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences relevant to the exchange of original notes for exchange notes pursuant to the exchange offer. The following discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, and related United States Treasury regulations, administrative rulings and judicial decisions now in effect, changes to which subsequent to the date hereof may affect the tax consequences described below.

We encourage holders to consult their own tax advisors regarding the United States federal tax consequences of the exchange offer and being a holder of the notes in light of their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

An exchange of original notes for exchange notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. Consequently, holders will not recognize any taxable gain or loss as a result of exchanging original notes for exchange notes pursuant to the exchange offer. The holding period of the exchange notes will include the holding period of the original notes, and the tax basis in the exchange notes will be the same as the tax basis in the original notes immediately before the exchange.

PLAN OF DISTRIBUTION

Based on interpretations of the SEC staff in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act if:

•	you are not our affiliate within the meaning of Rule 405 under the Securities Act;

•	you are acquiring such exchange notes in the ordinary course of your business;

•	you do not intend to participate in the distribution of exchange notes; and

•	you are not a broker-dealer and are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

We believe that you may not transfer exchange notes issued in the exchange offer without further compliance with such requirements or an exemption from such requirements if you are:

•	our affiliate within the meaning of Rule 405 under the Securities Act, or

•	a broker-dealer that acquired original notes as a result of market-making or other trading activities.

The information described above concerning interpretations of and positions taken by the SEC staff is not intended to constitute legal advice. Broker-dealers should consult their own legal advisors with respect to these matters.

If you wish to exchange your original notes for exchange notes in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer—Procedures for Tendering” and “—Your Representations to Us” of this prospectus and in the letter of transmittal. In addition, if a broker-dealer acquired original notes as a result of market-making activities or other trading activities, it may exchange them for exchange notes, however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by such broker-dealer and such broker-dealer will be required to acknowledge the same. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. A broker-dealer may use this prospectus, as amended or supplemented, in connection with these resales, and all dealers effecting transactions in the exchange notes may be required to deliver a prospectus, as amended or supplemented for 180 days following consummation of the exchange offer or until such time that the broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. We will provide copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents during such 180-day (or shorter, if no longer required to deliver a prospectus) period in order to facilitate such resales. We have agreed to pay all expenses incident to the exchange offer (including certain expenses of counsel for the initial purchasers) other than dealers’ and brokers’ discounts, commissions and counsel fees and will indemnify the holders of the exchange notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the exchange notes, or

•	a combination of such methods of resale.

The prices at which these sales occur may be:

•	at market prices prevailing at the time of resale,

•	at prices related to such prevailing market prices, or

•	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any profit on any resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation.

LEGAL MATTERS

Certain legal matters in connection with the exchange of the Notes will be passed upon for us by Perkins Coie LLP, 1201 Third Avenue, Seattle, Washington.

EXPERTS

The financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2019 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We and our subsidiary PSE each file reports and information statements and other information with the SEC. You can inspect and copy reports and other information filed by us and PSE at the public reference facilities maintained by the SEC at Headquarters Office, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such material may also be accessed electronically by means of the SEC’s website on the Internet at http://www.sec.gov. Additionally, Puget Energy’s and PSE’s reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available or may be accessed free of charge at the Company’s website, www.pugetenergy.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Puget Energy, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes and financial statement schedules, of Puget Energy, Inc. and its subsidiaries (the “Company”) as listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

February 21, 2020

We have served as the Company or its predecessor’s auditor since 1933.

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands)

	Year Ended December 31,
	2019	2018	2017
Operating revenue:
Electric	$2,497,041	$2,455,919	$2,420,663
Natural gas	875,371	850,748	997,759
Other	28,718	39,829	41,854

Total operating revenue	3,401,130	3,346,496	3,460,276

Operating expenses:
Energy costs:
Purchased electricity	652,560	638,775	590,030
Electric generation fuel	282,864	204,174	206,275
Residential exchange	(79,187)	(77,454)	(75,933)
Purchased natural gas	290,976	296,699	360,009
Unrealized (gain) loss on derivative instruments, net	3,574	(41,662)	30,790
Utility operations and maintenance	596,676	602,638	592,277
Non-utility expense and other	47,907	54,519	53,864
Depreciation and amortization	656,323	666,432	481,969
Conservation amortization	96,571	111,714	121,216
Taxes other than income taxes	333,858	336,603	360,673

Total operating expenses	2,882,122	2,792,438	2,721,170

Operating income (loss)	519,008	554,058	739,106
Other income (deductions):
Other income	59,905	52,957	49,283
Other expense	(9,053)	(11,201)	(14,076)
Interest charges:
AFUDC	14,559	13,695	10,826
Interest expense	(356,638)	(343,795)	(354,802)

Income (loss) before income taxes	227,781	265,714	430,337
Income tax (benefit) expense	17,073	30,092	255,143

Net income (loss)	$210,708	$235,622	$175,194

The accompanying notes are an integral part of the consolidated financial statements.

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands)

	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$210,708	$235,622	$175,194

Other comprehensive income (loss):
Net unrealized gain (loss) from pension and postretirement plans, net of tax of $(1,846) and $(12,677) and $5,078, respectively	(6,947)	(47,690)	9,430
Reclassification of stranded taxes to retained earnings due to tax reform	—	(5,230)	—

Other comprehensive income (loss)	(6,947)	(52,920)	9,430

Comprehensive income (loss)	$203,761	$182,702	$184,624

The accompanying notes are an integral part of the consolidated financial statements.

PUGET ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

ASSETS

	December 31,
	2019	2018
Utility plant (at original cost, including construction work in progress of $591,199 and $550,466, respectively):
Electric plant	$8,811,889	$8,515,482
Natural gas plant	3,916,040	3,598,732
Common plant	1,096,649	1,027,023
Less: Accumulated depreciation and amortization	(3,236,240)	(2,832,321)

Net utility plant	10,588,338	10,308,916

Other property and investments:
Goodwill	1,656,513	1,656,513
Other property and investments	286,975	244,444

Total other property and investments	1,943,488	1,900,957

Current assets:
Cash and cash equivalents	45,259	37,521
Restricted cash	20,887	18,041
Accounts receivable, net of allowance for doubtful accounts of $8,294 and $8,408, respectively	316,352	338,782
Unbilled revenue	224,657	205,285
Purchased gas adjustment receivable	—	9,921
Materials and supplies, at average cost	115,684	116,180
Fuel and natural gas inventory, at average cost	52,083	53,351
Unrealized gain on derivative instruments	23,626	46,507
Prepaid expenses and other	27,504	25,674
Power contract acquisition adjustment gain	9,067	6,114

Total current assets	835,119	857,376

Other long-term and regulatory assets:
Power cost adjustment mechanism	41,745	4,735
Purchased gas adjustment receivable	132,766	—
Regulatory assets related to power contracts	14,146	16,693
Other regulatory assets	673,021	773,552
Unrealized gain on derivative instruments	7,682	2,512
Power contract acquisition adjustment gain	147,530	156,597
Operating lease right-of-use asset	183,048	—
Other	92,980	77,523

Total other long-term and regulatory assets	1,292,918	1,031,612

Total assets	$14,659,863	$14,098,861

The accompanying notes are an integral part of the consolidated financial statements.

PUGET ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

CAPITALIZATION AND LIABILITIES

	December 31,
	2019	2018
Capitalization:
Common shareholder’s equity:
Common stock $0.01 par value, 1,000 shares authorized, 200 shares outstanding	$—	$—
Additional paid-in capital	3,308,957	3,308,957
Retained earnings	775,491	629,003
Accumulated other comprehensive income (loss), net of tax	(84,149)	(77,202)

Total common shareholder’s equity	4,000,299	3,860,758

Long-term debt:
First mortgage bonds and senior notes	4,212,000	3,764,412
Pollution control bonds	161,860	161,860
Long-term debt	1,758,100	1,961,900
Debt discount, issuance costs and other	(211,635)	(215,681)

Total long-term debt	5,920,325	5,672,491

Total capitalization	9,920,624	9,533,249

Current liabilities:
Accounts payable	325,913	480,069
Short-term debt	176,000	379,297
Current maturities of long-term debt	452,412	—
Accrued expenses:
Taxes	99,979	118,112
Salaries and wages	50,091	50,785
Interest	74,855	70,099
Unrealized loss on derivative instruments	13,428	46,661
Power contract acquisition adjustment loss	2,418	2,547
Operating lease liabilities	15,862	—
Other	107,809	79,312

Total current liabilities	1,318,767	1,226,882

Other Long-term and regulatory liabilities:
Deferred income taxes	824,720	789,297
Unrealized loss on derivative instruments	12,693	11,095
Regulatory liabilities	730,879	747,203
Regulatory liability for deferred income taxes	946,179	975,974
Regulatory liabilities related to power contracts	156,597	162,711
Power contract acquisition adjustment loss	11,728	14,146
Operating lease liabilities	174,327	—
Other deferred credits	563,349	638,304

Total long-term and regulatory liabilities	3,420,472	3,338,730

Commitments and contingencies (Note 16)

Total capitalization and liabilities	$14,659,863	$14,098,861

The accompanying notes are an integral part of the consolidated financial statements.

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER’S EQUITY

(Dollars in Thousands)

	Common Stock		Additional	Accumulated Other
	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Total Equity
Balance at December 31, 2016	200	$—	$3,308,957	$413,468	$(33,712)	$3,688,713
Net income (loss)	—	—	—	175,194	—	175,194
Common stock dividend paid	—	—	—	(123,307)	—	(123,307)
Other comprehensive income (loss)	—	—	—	—	9,430	9,430

Balance at December 31, 2017	200	$—	$3,308,957	$465,355	$(24,282)	$3,750,030
Net income (loss)	—	—	—	235,622	—	235,622
Common stock dividend paid	—	—	—	(77,204)	—	(77,204)
Other comprehensive income (loss)	—	—	—	—	(52,920)	(52,920)
Cumulative effect of accounting change	—	—	—	5,230	—	5,230

Balance at December 31, 2018	200	$—	$3,308,957	$629,003	$(77,202)	$3,860,758
Net income (loss)	—	—	—	210,708	—	210,708
Common stock dividend paid	—	—	—	(64,220)	—	(64,220)
Other comprehensive income (loss)	—	—	—	—	(6,947)	(6,947)

Balance at December 31, 2019	200	$—	$3,308,957	$775,491	$(84,149)	$4,000,299

The accompanying notes are an integral part of the consolidated financial statements.

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Year Ended December 31,
	2019	2018	2017
Operating Activities:
Net Income (Loss)	$210,708	$235,622	$175,194
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	656,323	666,432	481,969
Conservation amortization	96,571	111,714	121,216
Deferred income taxes and tax credits, net	7,475	19,457	254,524
Net unrealized (gain) loss on derivative instruments	3,574	(41,662)	30,650
AFUDC - equity	(15,802)	(17,191)	(15,027)
Production tax credit	(68,622)	(83,976)	(53,331)
Other non-cash	(4,639)	15,339	17,568
Funding of pension liability	(18,000)	(18,000)	(18,000)
Regulatory assets and liabilities	(79,233)	(71,348)	(88,875)
Purchased gas adjustment	(132,766)	—	—
Other long term assets and liabilities	(16,098)	2,695	(27,411)
Change in certain current assets and liabilities:
Accounts receivable and unbilled revenue	3,058	17,659	132
Materials and supplies	(6,018)	(9,177)	(625)
Fuel and natural gas inventory	1,268	(3,443)	8,266
Purchased gas adjustment	9,921	(25,972)	18,836
Prepayments and other	(1,103)	(3,679)	21,050
Accounts payable	(116,311)	117,270	26,396
Taxes payable	(18,133)	164	6,520
Other	15,163	(7,723)	13,079

Net cash provided by (used in) operating activities	527,336	904,181	972,131

Investing activities:
Construction expenditures - excluding equity AFUDC	(959,387)	(1,072,670)	(1,040,135)
Other	6,908	2,097	(195)

Net cash provided by (used in) investing activities	(952,479)	(1,070,573)	(1,040,330)

Financing Activities:
Change in short-term debt, net	(203,297)	49,834	83,700
Dividends paid	(64,220)	(77,204)	(123,307)
Proceeds from long-term debt and bonds issued	689,351	804,050	90,120
Redemption of bonds and notes	—	(600,000)	—
Other	13,893	8,513	13,151

Net cash provided by (used in) financing activities	435,727	185,193	63,664

Net increase (decrease) in cash, cash equivalents, and restricted cash	10,584	18,801	(4,535)
Cash, cash equivalents, and restricted cash at beginning of period	55,562	36,761	41,296

Cash, cash equivalents, and restricted cash at end of period	66,146	55,562	36,761

Supplemental cash flow information:
Cash payments for interest (net of capitalized interest)	$328,703	$322,476	$326,798
Cash payments (refunds) for income taxes	10,616	8,303	1,649
Non-cash financing and investing activities:
Accounts payable for capital expenditures eliminated from cash flow	$58,329	$97,673	$92,959
Reclassification of Colstrip from utility plant to a regulatory asset	4,163	(3,086)	(49,177)
Reclassification of hydro treasury grants to a regulatory liability	$—	$—	$95,935

The accompanying notes are an integral part of the consolidated financial statements.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Basis of Presentation

Puget Energy is an energy services holding company that owns Puget Sound Energy (PSE). PSE is a public utility incorporated in the state of Washington that furnishes electric and natural gas services in a territory covering approximately 6,000 square miles, primarily in the Puget Sound region. Puget Energy also has a wholly-owned non-regulated subsidiary, Puget LNG, LLC (Puget LNG), which has the sole purpose of owning, developing and financing the non-regulated activity of the Tacoma liquefied natural gas (LNG) facility, currently under construction. PSE and Puget LNG are considered related parties with similar ownership by Puget Energy. Therefore, capital and operating costs that are incurred by PSE and allocated to Puget LNG are related party transactions by nature.

In 2009, Puget Holdings, LLC (Puget Holdings), owned by a consortium of long-term infrastructure investors, completed its merger with Puget Energy (the merger). As a result of the merger, all of Puget Energy’s common stock is indirectly owned by Puget Holdings. The acquisition of Puget Energy was accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations” (ASC 805), as of the date of the merger. ASC 805 requires the acquirer to recognize and measure identifiable assets acquired and liabilities assumed at fair value as of the merger date.

The consolidated financial statements of Puget Energy reflect the accounts of Puget Energy and its subsidiaries. PSE’s consolidated financial statements include the accounts of PSE and its subsidiary. Puget Energy and PSE are collectively referred to herein as “the Company”. The consolidated financial statements are presented after elimination of all significant intercompany items and transactions. PSE’s consolidated financial statements continue to be accounted for on a historical basis and do not include any Accounting Standards Codification (ASC) 805, “Business Combinations” (ASC 805) purchase accounting adjustments. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Utility Plant

Puget Energy and PSE capitalize, at original cost, additions to utility plant, including renewals and betterments. Costs include indirect costs such as engineering, supervision, certain taxes, pension and other employee benefits and an allowance for funds used during construction (AFUDC). Replacements of minor items of property are included in maintenance expense. When the utility plant is retired and removed from service, the original cost of the property is charged to accumulated depreciation and costs associated with removal of the property, less salvage, are charged to the cost of removal regulatory liability.

Planned Major Maintenance

Planned major maintenance is an activity that typically occurs when PSE overhauls or substantially upgrades various systems and equipment on a scheduled basis. Costs related to planned major maintenance are deferred and amortized to the next scheduled major maintenance. This accounting method also follows the Washington Utilities and Transportation Commission (Washington Commission) regulatory treatment related to these generating facilities.

Other Property and Investments

For PSE, the costs of other property and investments (i.e., non-utility) are stated at historical cost. Expenditures for refurbishment and improvements that significantly add to productive capacity or extend useful life of an asset are capitalized. Replacements of minor items are expensed on a current basis. Gains and losses on assets sold or retired, which were previously recorded in utility plant, are apportioned between regulatory assets/liabilities and earnings. However, gains and losses on assets sold or retired, not previously recorded in utility plant, are reflected in earnings.

Depreciation and Amortization

The Company provides for depreciation and amortization on a straight-line basis. Amortization is recorded for intangibles such as regulatory assets and liabilities, computer software and franchises. The annual depreciation provision stated as a percent of a depreciable electric utility plant was 3.4%, 3.3%, and 2.8% in 2019, 2018, and 2017, respectively; depreciable natural gas utility plant was 2.8%, 2.8%, and 3.4% in 2019, 2018, and 2017, respectively; and depreciable common utility plant was 7.3%, 7.1% and 8.3% in 2019, 2018, and 2017, respectively. The cost of removal is collected from PSE’s customers through depreciation expense and any excess is recorded as a regulatory liability.

Tacoma LNG Facility

In August 2015, PSE filed a proposal with the Washington Commission to develop an LNG facility at the Port of Tacoma. Currently under construction at the Port of Tacoma, the facility is expected to be operational in 2021. The Tacoma LNG facility is designed to provide peak-shaving services to PSE’s natural gas customers. By storing surplus natural gas, PSE is able to meet the requirements of peak consumption. LNG will also provide fuel to transportation customers, particularly in the marine market. On January 24, 2018, Puget Sound Clean Air Agency (PSCAA) determined a Supplemental Environmental Impact Statement (SEIS) was necessary in order to rule on the air quality permit for the facility. As a result of requiring a SEIS, the Company’s construction schedule was impacted. PSE received the SEIS which concluded the LNG facility would result in a net decrease in GHG emissions providing, in part, that the natural gas for the facility was sourced from British Columbia or Alberta. On December 10, 2019, the PSCAA approved the Notice of Construction permit, a decision which has been appealed to the Washington Pollution Control Hearings Board by each of the Puyallup Tribe of Indians and nonprofit law firm Earthjustice.

Pursuant to an order by the Washington Commission, PSE will be allocated approximately 43.0% of common capital and operating costs, consistent with the regulated portion of the Tacoma LNG facility. The remaining 57.0% of common capital and operating costs of the Tacoma LNG facility will be allocated to Puget LNG. Per this allocation of costs, $199.9 million and $165.6 million of construction work in progress related to Puget LNG’s portion of the Tacoma LNG facility is reported in the Puget Energy “Other property and investments” financial statement line item as of December 31, 2019, and December 31, 2018, respectively. Additionally, $1.2 million, $2.0 million, and $0.3 million of operating costs are reported in the Puget Energy “Non-utility expense and other” financial statement line item in 2019, 2018, and 2017, respectively. Additionally, $162.8 million and $130.8 million of construction work in progress related to PSE’s portion of the Tacoma LNG facility is reported in the PSE “Utility plant - Natural gas plant” financial statement line item as of December 31, 2019, and December 31, 2018, respectively, as PSE is a regulated entity.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase. The carrying amounts of cash and cash equivalents are reported at cost and approximate fair value, due to the short-term maturity.

Restricted Cash

Restricted cash amounts are primarily represent cash posted as collateral for derivative contracts as well as funds required to be set aside for contractual obligations related to transmission and generation facilities.

Materials and Supplies

Materials and supplies are used primarily in the operation and maintenance of electric and natural gas distribution and transmission systems as well as spare parts for combustion turbines used for the generation of electricity. The Company records these items at weighted-average cost.

Fuel and Natural Gas Inventory

Fuel and natural gas inventory is used in the generation of electricity and for future sales to the Company’s natural gas customers. Fuel inventory consists of coal, diesel and natural gas used for generation. Natural gas inventory consists of natural gas and LNG held in storage for future sales. The Company records these items at the lower of cost or net realizable value method.

Regulatory Assets and Liabilities

PSE accounts for its regulated operations in accordance with ASC 980, “Regulated Operations” (ASC 980). ASC 980 requires PSE to defer certain costs or losses that would otherwise be charged to expense, if it is probable that future rates will permit recovery of such costs. It similarly requires deferral of revenues or gains that are expected to be returned to customers in the future. Accounting under ASC 980 is appropriate as long as rates are established by or subject to approval by independent third-party regulators; rates are designed to recover the specific enterprise’s cost of service; and in view of demand for service, it is reasonable to assume that rates set at levels that will recover costs can be charged to and collected from customers. In most cases, PSE classifies regulatory assets and liabilities as long-term when amortization periods extend longer than one year. For further details regarding regulatory assets and liabilities, see Note 4, “Regulation and Rates” to the consolidated financial statements included in Item 8 of this report.

Puget Energy recorded regulatory assets and liabilities at the time of the merger related to power purchase contracts.

Allowance for Funds Used During Construction

AFUDC represents the cost of both the debt and equity funds used to finance utility plant additions during the construction period. The amount of AFUDC recorded in each accounting period varies depending primarily upon the level of construction work in progress and the AFUDC rate used. AFUDC is capitalized as a part of the cost of utility plant; the AFUDC debt portion is credited to interest expense, while the AFUDC equity portion is credited to other income. Cash inflow related to AFUDC does not occur until these charges are reflected in rates. The current AFUDC rate authorized by the Washington Commission for natural gas and electric utility plant additions through December 18, 2017, was 7.77%. Effective December 19, 2017, with the Washington Commission order, the new AFUDC rate authorized is 7.60%.

The Washington Commission authorized the Company to calculate AFUDC using its allowed rate of return. To the extent amounts calculated using this rate exceed the AFUDC calculated rate using the Federal Energy Regulatory Commission (FERC) formula, PSE capitalizes the excess as a deferred asset, crediting other income. The deferred asset is being amortized over the average useful life of PSE’s non-project electric utility plant which is approximately 30 years.

Revenue Recognition

Operating utility revenue is recognized when the basis of services is rendered, which includes estimated unbilled revenue. Revenue from retail sales is billed based on tariff rates approved by the Washington Commission. PSE’s estimate of unbilled revenue is based on a calculation using meter readings from its automated meter reading (AMR) system. The estimate calculates unbilled usage at the end of each month as the difference between the customer meter readings on the last day of the month and the last customer meter readings billed. The unbilled usage is then priced at published rates for each tariff rate schedule to estimate the unbilled revenues by customer.

PSE collected Washington State excise taxes (which are a component of general retail customer rates) and municipal taxes totaling $236.5 million, $239.3 million and $257.1 million for 2019, 2018, and 2017, respectively. The Company reports the collection of such taxes on a gross basis in operation revenue and as expense in taxes other than income taxes in the accompanying consolidated statements of income.

PSE’s electric and natural gas operations contain a revenue decoupling mechanism under which PSE’s actual energy delivery revenues related to electric transmission and distribution, natural gas operations and general administrative costs are compared with authorized revenues allowed under the mechanism. The mechanism mitigates volatility in revenue and gross margin erosion due to weather and energy efficiency. Any differences in revenue are deferred to a regulatory asset for under recovery or regulatory liability for over recovery under alternative revenue recognition standard. Revenue is recognized under this program when deemed collectible within 24 months based on alternative revenue recognition guidance. Decoupled rate increases are effective May 1 of each year subject to a 3.0% cap of total revenue for decoupled rate schedules. Any excess revenue above 3.0% will be included in the following year’s decoupled rate. The Company will be able to recognize revenue below the 3.0% cap of total revenue for decoupled rate schedules. For revenue deferrals exceeding the annual 3.0% rate cap of total revenue for decoupled rate schedules, the Company will assess the excess amount to determine its ability to be collected within 24 months. On December 5, 2017, the Washington Commission approved PSE’s request within the 2017 general rate case (GRC) to extend the decoupling mechanism with some changes to the methodology that took effect on December 19, 2017. The rate test which limits the amount of revenues PSE can collect in its annual filings increased from 3.0% to 5.0% for natural gas customers but will remain at 3.0% for electric customers. The Company will not record any decoupling revenue that is expected to take longer than 24 months to collect following the end of the annual period in which the revenues would have otherwise been recognized. Once determined to be collectible within 24 months, any previously non-recognized amounts will be recognized. Revenues associated with energy costs under the power cost adjustment (PCA) mechanism and purchased gas adjustment (PGA) mechanism are excluded from the decoupling mechanism.

Allowance for Doubtful Accounts

Allowance for doubtful accounts are provided for electric and natural gas customer accounts based upon a historical experience rate of write-offs of energy accounts receivable along with information on future economic outlook. The allowance account is adjusted monthly for this experience rate. The allowance account is maintained until either receipt of payment or the likelihood of collection is considered remote at which time the allowance account and corresponding receivable balance are written off. The Company’s balance for allowance for doubtful accounts at December 31, 2019, and 2018, was $8.3 million and $8.4 million, respectively.

Self-Insurance

PSE is self-insured for storm damage and certain environmental contamination associated with current operations occurring on PSE-owned property. In addition, PSE is required to meet a deductible for a portion of the risk associated with comprehensive liability, workers’ compensation claims and catastrophic property losses other than those which are storm related. Under the December 5, 2017, Washington Commission order regarding PSE’s GRC, the cumulative annual cost threshold for deferral of storms under the mechanism increased from $8.0 million to $10.0 million effective January 1, 2018. Additionally, costs may only be deferred if the outage meets the Institute of Electrical and Electronics Engineers (IEEE) outage criteria for system average interruption duration index.

Federal Income Taxes

For presentation in Puget Energy’s and PSE’s separate financial statements, income taxes are allocated to the subsidiaries on the basis of separate company computations of tax, modified by allocating certain consolidated group limitations which are attributed to the separate company. Taxes payable or receivable are settled with Puget Holdings, which is the ultimate tax payer.

Natural Gas Off-System Sales and Capacity Release

PSE contracts for firm natural gas supplies and holds firm transportation and storage capacity sufficient to meet the expected peak winter demand for natural gas by its firm customers. Due to the variability in weather, winter peaking consumption of natural gas by most of its customers and other factors, PSE holds contractual rights to natural gas supplies and transportation and storage capacity in excess of its average annual requirements to serve firm customers on its distribution system. For much of the year, there is excess capacity available for third-party natural gas sales, exchanges and capacity releases. PSE sells excess natural gas supplies, enters into natural gas supply exchanges with third parties outside of its distribution area and releases to third parties excess interstate natural gas pipeline capacity and natural gas storage rights on a short-term basis to mitigate the costs of firm transportation and storage capacity for its core natural gas customers. The proceeds from such activities, net of transactional costs, are accounted for as reductions in the cost of purchased natural gas and passed on to customers through the PGA mechanism, with no direct impact on net income. As a result, PSE nets the sales revenue and associated cost of sales for these transactions in purchased natural gas.

As part of the Company’s electric operations, PSE purchases natural gas for its gas-fired generation facilities. The projected volume of natural gas for power is relative to the price of natural gas. Based on the market prices for natural gas, PSE may use the natural gas it has already purchased to generate power or PSE may sell the already purchased natural gas. The net proceeds from selling natural gas, previously purchased for power generation, are accounted for in electric operating revenue and are included in the PCA mechanism.

Production Tax Credit

Production Tax Credits (PTCs) represent federal income tax incentives available to taxpayers that generate energy from qualifying renewable sources during the first ten years of operation. Before the 2017 GRC, the tax savings from these credits were intended to be refunded by PSE to its customers when monetized, used on the income tax return, through its revenue requirement as initially approved by the Washington Commission. As the Company had not generated taxable income with which to monetize the credits, they had not been refunded to customers. Amounts to be refunded have been recorded as a regulatory liability with an offsetting reduction to revenue as it was intended to be refunded through the revenue requirement. A deferred tax asset and reduction to deferred tax expense were also recorded for the regulatory liability. These entries resulted in no net income impact. In connection with the GRC settlement in 2017, the Washington Commission authorized the Company to utilize the tax savings associated with the monetization of the PTCs to fund the following: (i) Colstrip Community Transition Fund, (ii) unrecovered Colstrip plant and (iii) incurred decommissioning and remediation costs for Colstrip. As PTCs will no longer be refunded to customers through the revenue requirement, a non-cash increase to revenue and deferred tax expense will be recorded as the PTCs are monetized. These entries will result in no net income impact. As of December 31, 2019 and 2018, $67.5 million and $84.0 million of PTCs were estimated to be monetized through tax filings, respectively.

Accounting for Derivatives

ASC 815, “Derivatives and Hedging” (ASC 815) requires that all contracts considered to be derivative instruments be recorded on the balance sheet at their fair value unless the contracts qualify for an exception. PSE enters into derivative contracts to manage its energy resource portfolio and interest rate exposure including forward physical and financial contracts and swaps. Some of PSE’s physical electric supply contracts qualify for the normal purchase normal sale (NPNS) exception to derivative accounting rules. PSE may enter into financial fixed price contracts to economically hedge the variability of certain index-based contracts. Those contracts that do not meet the NPNS exception are marked-to-market to current earnings in the statements of income, subject to deferral under ASC 980, for natural gas related derivatives due to the PGA mechanism. For additional information, see Note 10, “Accounting for Derivative Instruments and Hedging Activities” to the consolidated financial statements included in Item 8 of this report.

Fair Value Measurements of Derivatives

ASC 820, “Fair Value Measurements and Disclosures” (ASC 820), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). As permitted under ASC 820, the Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements as it believes that the approach is used by market participants for these types of assets and liabilities. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company values derivative instruments based on daily quoted prices from an independent external pricing service. When external quoted market prices are not available for derivative contracts, the Company uses a valuation model that uses volatility assumptions relating to future energy prices based on specific energy markets and utilizes externally available forward market price curves. All derivative instruments are sensitive to market price fluctuations that can occur on a daily basis. For additional information, see Note 11, “Fair Value Measurements” to the consolidated financial statements included in Item 8 of this report.

Debt Related Costs

Debt premiums, discounts, expenses and amounts received or incurred to settle hedges are amortized over the life of the related debt for the Company. The premiums and costs associated with reacquired debt are deferred and amortized over the life of the related new issuance, in accordance with ratemaking treatment for PSE and presented net of long-term liabilities on the balance sheet.

Leases

PSE determines if an arrangement is, or contains, a lease at inception of the contract. If the arrangement is, or contains a lease, PSE assesses whether the lease is operating or financing for income statement and balance sheet classification. Operating leases are included in operating lease right-of-use (ROU) assets, operating lease current liabilities, and operating lease liabilities in our consolidated balance sheets. Finance leases are included in utility plant, other current liabilities, and other deferred credits in our consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term, and consist of the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, and any initial direct costs incurred by the lessee. Lease liabilities represent our obligation to make lease payments arising from the lease and are measured at present value of the lease payments not yet paid, discounted using the discount rate for the lease, determined based on PSE’s incremental borrowing rate, at commencement. As most of PSE’s leases do not provide an implicit interest rate, PSE uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. For fleet, IT and wind farm leases, this rate is applied using a portfolio approach. The lease terms may include options to extend or terminate the lease when it is reasonably certain that PSE will exercise that option. On the statement of income, operating leases are generally accounted for under a straight- line expense model, while finance leases, which were previously referred to as capital leases, are generally accounted for under a financing model. Consistent with the previous lease guidance, however, the standard allows rate-regulated utilities to recognize expense consistent with the timing of recovery in rates.

PSE has lease agreements with lease and non-lease components. Non-lease components comprise common area maintenance and utilities, and are accounted for separately from lease components.

(2) New Accounting Pronouncements

Recently Adopted Accounting Guidance

Lease Accounting

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The FASB issued this ASU to increase transparency and comparability among organizations by recognizing right-of-use lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB amended the FASB ASC and created Topic 842, Leases. ASU 2016-02 requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The income statement recognition is similar to existing lease accounting and is based on lease classification. Under the new guidance, lessor accounting is largely unchanged.

In January 2018, the FASB issued ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842”. In connection with the FASB’s transition support efforts, the amendments in this update provide an optional transition practical expedient to not evaluate under Topic 842 existing or expired land easements that were not previously accounted for as leases under the current guidance in Topic 840. An entity that elects this practical expedient should evaluate new or modified land easements under Topic 842 upon adoption. Land easements (also commonly referred to as rights of way) represent the right to use, access, or cross another entity’s land for a specified purpose. The Company elected this practical expedient.

In July 2018, the FASB issued both ASU 2018-10 and ASU 2018-11, “Leases (Topic 842): Codification Improvements” and “Leases (Topic 842): Targeted Improvements”. These ASUs provide entities with both clarification on existing guidance issued in ASU 2016-02, as well as an additional transition method to adopt the new leasing standard. Under the new transition method, the entity initially applies the new standard at the adoption date by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements will continue to be in accordance with Topic 840. The Company has elected to adopt the standard using this new modified transition method.

In preparation for adoption of the standard, the Company assembled a project team that met bi-weekly to make key accounting assessments and perform pre-implementation controls related to the scoping and completeness of existing leases. Additionally, the Company implemented a new leasing system and drafted accounting policies including discount rate, variable pricing, power purchase agreements, and election of practical expedients. In addition to the land easement practical expedient, the Company has elected the practical expedient package.

These amendments are effective for financial statements issued for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted ASU 2016-02 as of January 1, 2019, which resulted in the recognition of right-of-use asset and lease liability financial statement line items that have not previously been recorded and are material to the consolidated balance sheets. Adoption of the standard did not have a material impact on the income statement. The financial impact as of the date of adoption was not materially different than what has been disclosed as of December 31, 2019, in Note 9, “Leases”, to the consolidated financial statements included in Item 8 of this report.

Internal-Use Software

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. While the standard requires that the capitalized implementation costs be reported on the balance sheet in the same manner as a prepayment and the related amortization expense in the same expense line item on the income statement as the expense for the associated cloud computing arrangement, the Company capitalizes implementation costs associated with cloud computing arrangements as a utility plant asset and amortizes the costs in a consistent manner in accordance with FERC Docket Number AI90-1-000.

The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption of the amendments in this update is permitted, including adoption in any interim period, for all entities. The amendments in this update should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company adopted this update prospectively in 2019 for implementation costs incurred in hosting arrangements and application of the amendment did not have a material impact on the consolidated financial statements.

Accounting Standards Issued but Not Yet Adopted

Credit Losses

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in the update change how entities account for credit losses on receivables and certain other assets. The guidance requires use of a current expected loss model, which may result in earlier recognition of credit losses than under previous accounting standards. ASU 2016-13 is effective for interim and annual periods beginning on or after December 15, 2019. The Company has analyzed its financial instruments within the scope of the guidance and does not expect a material impact to the consolidated financial statements..

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The guidance in ASU No. 2018-13 eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The amendments in ASU No. 2018-13 add new disclosure requirements for Level 3 measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any eliminated or modified disclosures. Certain disclosures in ASU No. 2018-13 are required to be applied on a retrospective basis and others on a prospective basis. As the amendment contemplates changes in disclosures only, it will have no material impact on the Company’s results of operations, cash flows, or consolidated balance sheet.

Retirement Benefits

In August 2018, the FASB issued ASU 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans through added, removed, and clarified requirements of relevant disclosures.

The amendments in this update are effective for fiscal years ending after December 15, 2020, for public business entities and for fiscal years ending after December 15, 2021, for all other entities. Early adoption is permitted for all entities. The Company is in the process of evaluating potential impacts of these amendments to Note 13, “Retirement Benefits” to the consolidated financial statements.

(3) Revenue

The following table presents disaggregated revenue from contracts with customers, and other revenue by major source:

Puget Energy and

Puget Sound Energy

(Dollars in Thousands)	Year Ended December 31,
Revenue from Contracts with Customers:	2019	2018
Electric retail	$2,132,522	$2,138,008
Natural gas retail	870,457	849,898
Other	308,111	234,187

Total revenue from contracts with customers	3,311,090	3,222,093

Alternative revenue programs	(18,634)	(22,852)
Other non-customer revenue	108,674	147,255

Total operating revenue	$3,401,130	$3,346,496

Revenue at PSE is recognized when performance obligations under the terms of a contract or tariff with our customers are satisfied. Performance obligations are satisfied generally through performance of PSE’s obligation over time or with transfer of control of electric power, natural gas, and other revenue from contracts with customers. Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods and services.

Electric and Natural Gas Retail Revenue

Electric and natural gas retail revenue consists of tariff-based sales of electricity and natural gas to PSE’s customers. For tariff contracts, PSE has elected the portfolio approach practical expedient model to apply the revenue from contracts with customers to groups of contracts. The Company determined that the portfolio approach will not differ from considering each contract or performance obligation separately. Electric and natural gas tariff contracts include the performance obligation of standing ready to perform electric and natural gas services. The electricity and natural gas the customer chooses to consume is considered an option and is recognized over time using the output method when the customer simultaneously consumes the electricity or natural gas. PSE has elected the right to invoice practical expedient for unbilled retail revenue. The obligation of standing ready to perform electric service and the consumption of electricity and natural gas at market value implies a right to consideration for performance completed to date. The Company believes that tariff prices approved by the Washington Commission represent stand-alone selling prices for the performance obligations under ASC 606. PSE collects Washington State excise taxes (which are a component of general retail customer rates) and municipal taxes and presents the taxes on a gross basis, as PSE is the taxpayer for those excise and municipal taxes.

Other Revenue from Contracts with Customers

Other revenue from contracts with customers is primarily comprised of electric transmission, natural gas transportation, biogas, and wholesale revenue sold on an intra-month basis.

Electric Transmission and Natural Gas Transportation

Transmission and transportation tariff contracts include the performance obligation to transmit and transport electricity or natural gas. Transfer of control and recognition of revenue occurs over time as the customer simultaneously receives the transmission and transportation services. Measurement of satisfaction of this performance obligation is determined using the output method. Similar to retail revenue, the Company utilizes the right to invoice practical expedient as PSE’s right to consideration is tied directly to the value of power and natural gas transmitted and transported each month. The price is based on the tariff rates that were approved by the Washington Commission or the FERC and, therefore, corresponds directly to the value to the customer for performance completed to date.

Biogas

Biogas is a renewable natural gas fuel that PSE purchases and sells along with the renewable green attributes derived from the renewable natural gas. Biogas contracts include the performance obligations of biogas and renewable credit delivery upon PSE receiving produced biogas from its supplier. Transfer of control and recognition of revenue occurs at a point in time as biogas is considered a storable commodity and may not be consumed as it is delivered.

Wholesale

Wholesale revenue at PSE includes sales of electric power and non-core natural gas to other utilities or marketers. Wholesale revenue contracts include the performance obligation of physical electric power or natural gas. There are typically no added fixed or variable amounts on top of the established rate for power or natural gas and contracts always have a stated, fixed quantity of power or natural gas delivered. Transfer of control and recognition of revenue occurs at a point in time when the customer takes physical possession of electric power or natural gas. Non-core gas consists of natural gas supply in excess of natural gas used for generation, sold to third parties to mitigate the costs of firm transportation and storage capacity for its core natural gas customers. PSE reports non-core gas sold net of costs as PSE does not take control of the natural gas but is merely an agent within the market that connects a seller to a purchaser.

Other Revenue

In accordance with ASC 606, PSE separately presents revenue not collected from contracts with customers that falls under other accounting guidance.

(4) Regulation and Rates

Regulatory Assets and Liabilities

Regulatory accounting allows PSE to defer certain costs that would otherwise be charged to expense, if it is probable that future rates will permit recovery of such costs. It similarly requires deferral of revenues or gains that are expected to be returned to customers in the future.

The net regulatory assets and liabilities at December 31, 2019, and 2018, included the following:

Puget Sound Energy	Remaining Amortization	December 31,

(Dollars in Thousands)	Period	2019	2018
Storm damage costs electric	1 to 4 years	$121,894	$118,331
Chelan PUD contract initiation	11.8 years	83,875	90,964
Environmental remediation	(a)	68,486	76,345
Lower Snake River	17.4 years	62,899	67,021
Decoupling deferrals and interest	Less than 2 years	43,509	65,779
Baker Dam licensing operating and maintenance costs	N/A	56,427	55,607
Deferred Washington Commission AFUDC	30 years	57,553	52,029
Property tax tracker	Less than 2 years	22,442	45,621
Unamortized loss on reacquired debt	2 to 48 years	40,177	42,378
Colstrip 1 & 2 Regulatory Asset	N/A	—	37,674
Energy conservation costs	(a)	25,272	30,701
Get to zero depreciation expense deferral	N/A	22,148	—
Advanced metering infrastructure	(a)	14,845	—
Generation plant major maintenance, excluding Colstrip	3 to 10 years	12,744	15,027
PGA deferral of unrealized losses on derivative instruments	N/A	—	14,739
White River relicensing and other costs	1 year	6,399	12,966
Mint Farm ownership and operating costs	5.3 years	10,318	12,319
PGA receivable	2 years	132,766	9,922
Snoqualmie licensing operating and maintenance costs	N/A	7,442	7,407
Colstrip major maintenance	0.0 years	2,929	6,841
PCA mechanism	N/A	41,745	4,735
Colstrip common property	4.4 years	3,188	3,903
Ferndale	0.0 years	—	3,316
Various other regulatory assets	(a)	10,474	14,583

Total PSE regulatory assets		$847,532	$788,208

Deferred income taxes (d)	N/A	(946,936)	(976,582)
Cost of removal	(b)	(469,922)	(424,727)
Treasury grants	18 years	(101,981)	(168,884)
Production tax credits	(c)	(85,323)	(93,616)
Gain on Sale Shuffleton	N/A	(12,483)	—
Microsoft special contract regulatory liability	N/A	(12,661)	—
Repurposed production tax credits	N/A	(23,171)	—
Accumulated provision for rate refunds	N/A	—	(34,579)
Total decoupling liability	Less than 2 years	(8,500)	(13,758)
Various other regulatory liabilities	(a)	(15,573)	(10,316)

Total PSE regulatory liabilities		(1,676,550)	(1,722,462)

PSE net regulatory assets (liabilities)		$(829,018)	$(934,254)

(a)	Amortization periods vary depending on timing of underlying transactions.
(b)	The balance is dependent upon the cost of removal of underlying assets and the life of utility plant.
(c)	Amortize as PTCs are utilized by PSE on its tax return.
(d)	For additional information, see Note 14,“Income Taxes” to the consolidated financial statements included in Item 8 of this report.

Puget Energy	Remaining Amortization Period	December 31,
(Dollars in Thousands)		2019	2018
Total PSE regulatory assets	(a)	$847,532	$788,208
Puget Energy acquisition adjustments:
Regulatory assets related to power contracts	6 to 33 years	14,146	16,693

Total Puget Energy regulatory assets		861,678	804,901

Total PSE regulatory liabilities	(a)	(1,676,550)	(1,722,462)
Puget Energy acquisition adjustments:
Deferred income taxes		757	608
Regulatory liabilities related to power contracts	6 to 33 years	(156,597)	(162,711)
Various other regulatory liabilities	Varies	(1,265)	(1,323)

Total Puget Energy regulatory liabilities		(1,833,655)	(1,885,888)

Puget Energy net regulatory asset (liabilities)		$(971,977)	$(1,080,987)

(a)	Puget Energy’s regulatory assets and liabilities include purchase accounting adjustments under ASC 805.

If the Company determines that it no longer meets the criteria for continued application of ASC 980, the Company would be required to write-off its regulatory assets and liabilities related to those operations not meeting ASC 980 requirements. Discontinuation of ASC 980 could have a material impact on the Company’s financial statements.

In accordance with guidance provided by ASC 410, “Asset Retirement and Environmental Obligations (ARO),” PSE reclassified from accumulated depreciation to a regulatory liability $469.9 million and $424.7 million in 2019 and 2018, respectively, for the cost of removal of utility plant. These amounts are collected from PSE’s customers through depreciation rates.

General Rate Case Filing

PSE filed a GRC with the Washington Commission on June 20, 2019, requesting an overall increase in electric and natural gas rates of 6.9% and 7.9% respectively. PSE requested a return on equity of 9.8% with an overall rate of return of 7.62%. In addition to the traditional areas of focus (revenue requirements, cost allocation, rate design and cost of capital), the Company completed an attrition study and included a portion of the attrition revenue requirement in the overall request in order address the expected regulatory lag in the rate year. Additionally, as the non-plant related excess deferred taxes that resulted from the Tax Cuts and Jobs Act (TCJA) remained outstanding from PSE’s Expedited Rate Filing (ERF) as discussed below, PSE requested in its GRC to pass back the amounts over four years. On September 17, 2019, PSE filed a supplemental filing in the GRC, which provided updates as discussed in our original filing, but did not impact the requested overall electric and natural gas rate increases, return on equity or overall rate of return as originally filed. On January 15, 2020, PSE filed rebuttal testimony which included a reduction to the requested return on equity to 9.5%, which decreased the rate of return to 7.48%. The requested rate increase for both electric and natural gas remained at 6.9% and 7.9%, respectively. For both electric and natural gas PSE did not originally request its full attrition adjustment; therefore, the decrease in return on equity led to a reduction in the electric rate increase of only $1.5 million and did not have an impact on the natural gas rate increase.

In January 2017, PSE filed its GRC with the Washington Commission. The GRC filing included a required plan to address Colstrip Units 1 and 2 closures, requested that electric energy supply fixed costs be included in PSE’s decoupling mechanism, and contained requests for two new mechanisms to address regulatory lag. The Washington Commission entered a final order accepting the multi-party settlement agreement and determined the contested issues in the case on December 5, 2017, and new rates became effective December 19, 2017. The settlement agreement provided for a weighted cost of capital of 7.6%, or 6.55% after-tax, and a capital structure of 48.5% in common equity with a return on equity of 9.5%. The settlement also resulted in a combined electric tariff change that resulted in a net increase of $20.2 million, or 0.9%, annually, and a combined natural gas tariff change that resulted in a net decrease of $35.5 million, or 3.8%, annually.

The 2017 GRC also re-purposed the benefit of hydro-related treasury grants to fund and recover decommissioning and remediation costs for Colstrip Units 1 and 2.

Expedited Rate Filing Rate Adjustment

On November 7, 2018, PSE filed an expedited rate filing (ERF) with the Washington Commission. The filing requested to change rates associated with PSE’s delivery and fixed production costs. It did not include variable power costs, purchased gas costs or natural gas pipeline replacement program costs, which are recovered in separate mechanisms. The filing was based on historical test year costs and rate base, and followed the reporting requirements of a Commission Basis Report, as defined by the Washington Administrative Code, but used end of period rate base and certain annualizing adjustments. It did not include any forward-looking or pro-forma adjustments. Included in the filing was a reduction to the overall authorized rate of return from 7.6% to 7.49% to recognize a reduction in debt costs associated with recent debt activity. PSE requested an overall increase in electric rates of $18.9 million annually, which is a 0.9% increase, and an overall increase in natural gas rates of $21.7 million annually, which is a 2.7% increase.

On January 22, 2019, all parties in the proceeding reached an agreement on settlement terms that resolved all issues in the filing. The settlement agreement was filed on January 30, 2019. The parties agreed to a $21.5 million for natural gas and no rate increase for electric which became effective March 1, 2019. As is discussed below, these rates include the offsetting effect of passing back to customers plant related excess deferred income taxes that resulted from the TCJA, using the average rate assumption method (ARAM) amounts to arrive at the settlement rate changes.

The settlement agreement provides for the pass back of plant related excess deferred income taxes that resulted from the TCJA using the ARAM methodology based on 2018 amounts beginning March 1, 2019, in the amount of $6.1 million for natural gas customers and $25.9 million for electric customers. The settlement agreement left the determination for the regulatory treatment of the remaining items related to the TCJA, listed below, to PSE’s next GRC, filed June 20, 2019:

1)	excess deferred taxes for non-plant-related book/tax differences for periods prior to March 1, 2019,

2)

the deferred balance associated with the over-collection of income tax expense for the period January 1 through April 30, 2018 (the time period that encompasses the effective date of the TCJA to May 1, 2018, the effective date of the TCJA rate change); and

3)	the turnaround of plant related excess deferred income taxes using the ARAM method for the period from January 2018 through February 2019, the rate effective date for the ERF.

The agreement provides that PSE may defer the depreciation expense associated with PSE’s ongoing investment in its advanced metering infrastructure (AMI) investment and may defer the return on the AMI investment that was included in the test year of the filing. The agreement preserves the parties’ rights to argue whether or not these deferrals should be recovered in the Company’s 2019 GRC. The rate of return adopted in the settlement for reporting and deferral purposes is 7.49% . On February 21, 2019, the Washington Commission approved the settlement with one condition: PSE must pass back the deferred balance associated with the tax over-collection of $34.6 million for the period from January 1, 2018, through April 30, 2018, over a one-year period which began May 1, 2019.

Washington Commission Tax Deferral Filing

The TCJA was signed into law in December 2017. As a result of this change, PSE re-measured its deferred tax balances under the new corporate tax rate. PSE filed an accounting petition on December 29, 2017, requesting deferred accounting treatment for the impacts of tax reform. The requested deferral accounting treatment resulted in the tax rate change being captured in the deferred income tax balance with an offset to the regulatory liability for deferred income taxes for GAAP purposes. Additionally, on March 30, 2018, PSE filed for a rate change for electric and natural gas customers associated with TCJA to reflect the decrease in the federal corporate income tax rate from 35.0% to 21.0%. The overall impact of the rate change, based on the annual period from May 2018 through April 2019, is a revenue decrease of $72.9 million, or 3.4%, for electric and $23.6 million, or 2.7%, for natural gas and became effective May 1, 2018, by operation of law.

The March 30, 2018, rate change filing did not address excess deferred taxes or the deferred balance associated with the over-collection of income tax expense of $34.6 million for the period January 1 through April 30, 2018 (the time period that encompasses the effective date of the TCJA through May 1, 2018, the effective date of the rate change). The $34.6 million tax over-collection decreased PSE’s revenue and increased the regulatory liability for a refund to customers.

As a result of the Washington Commission’s final order in the ERF, the excess deferred taxes associated with non-plant- related book/tax differences and the treatment of the excess deferred taxes associated with plant related book/tax differences from January 1, 2019, through February 28, 2019, was addressed in PSE’s GRC, which was filed on June 20, 2019. The Washington Commission also required in the ERF order that PSE pass back the deferred balance associated with the tax over- collection for the period from January 1, 2018, through April 30, 2018, as discussed above, over a one-year period which began May 1, 2019.

Decoupling Filings

While fluctuations in weather conditions will continue to affect PSE’s billed revenue and energy supply expenses from month to month, PSE’s decoupling mechanisms assist in mitigating the impact of weather on operating revenue and net income. Since July 2013, the Washington Commission has allowed PSE to record a monthly adjustment to its electric and natural gas operating revenues related to electric transmission and distribution, natural gas operations and general administrative costs from most residential, commercial and industrial customers to mitigate the effects of abnormal weather, conservation impacts and changes in usage patterns per customer. As a result, these electric and natural gas revenues are recovered on a per customer basis regardless of actual consumption levels. PSE’s energy supply costs, which are part of the PCA and PGA mechanisms, are not included in the decoupling mechanism. The revenue recorded under the decoupling mechanisms will be affected by customer growth and not actual consumption. Following each calendar year, PSE will recover from, or refund to, customers the difference between allowed decoupling revenue and the corresponding actual revenue during the following May to April time period.

On December 5, 2017, the Washington Commission approved PSE’s request within the 2017 GRC to extend the decoupling mechanism with several changes to the methodology that took effect on December 19, 2017. Electric and natural gas delivery revenues continue to be recovered on a per customer basis and electric fixed production energy costs are now decoupled and recovered on the basis of a fixed monthly amount. The allowed decoupling revenue for electric and natural gas customers will no longer increase annually each January 1 as occurred prior to December 19, 2017. Approved revenue per customer costs can only be changed in a GRC or ERF. Approved electric fixed production energy costs can also be changed in a power cost only rate case (PCORC). Other changes to the decoupling methodology approved by the Washington Commission include regrouping of electric and natural gas non-residential customers and the exclusion of certain electric schedules from the decoupling mechanism going forward. The rate test, which limits the amount of revenues PSE can collect in its annual filings, increased from 3.0% to 5.0% for natural gas customers but will remain at 3.0% for electric customers. The decoupling mechanism will be reviewed again in PSE’s first rate case filed in or after 2021, or in a separate proceeding, if appropriate. PSE’s decoupling mechanism over- and under- collections will still be collectible or refundable after this effective date even if the decoupling mechanism is not extended.

On February 21, 2019, the Washington Commission approved the multi-party settlement agreement which was filed within PSE’s ERF filing. As part of this settlement agreement, electric and natural gas allowed delivery revenue per customer was updated to reflect changes in the approved revenue requirement. For electric, there were no changes to the annual allowed fixed power cost revenue. The changes took effect on March 1, 2019.

On December 31, 2019, PSE performed an analysis to determine if electric and natural gas decoupling revenue deferrals would be collected from customers within 24 months of the annual period, per ASC 980. If not, for GAAP purposes only, PSE would need to record a reserve against the decoupling revenue and regulatory asset balance. Once the reserve is probable of collection within 24 months from the end of the annual period, the reserve can be recognized as decoupling revenue. The analysis indicated that electric and natural gas deferred revenue will be collected within 24 months of the annual period; therefore, no adjustment was booked to 2019 decoupling revenue. The previously unrecognized decoupling deferrals of $0.8 million and $20.8 million at December 31, 2018, and December 31, 2016, were recognized as decoupling revenue in the year ended December 31, 2019, and December 31, 2017, respectively.

Power Cost Adjustment Mechanism

PSE currently has a PCA mechanism that provides for the deferral of power costs that vary from the “power cost baseline” level of power costs. The “power cost baseline” levels are set, in part, based on normalized assumptions about weather and hydroelectric conditions. Excess power costs or savings are apportioned between PSE and its customers pursuant to the graduated scale set forth in the PCA mechanism and will trigger a surcharge or refund when the cumulative deferral trigger is reached.

Effective January 1, 2017, the following graduated scale is used in the PCA mechanism:

	Company’s Share		Customers’ Share
Annual Power Cost Variability	Over	Under	Over	Under
Over or Under Collected by up to $17 million	100%	100%	—%	—%
Over or Under Collected by between $17 million - $40 million	35	50	65	50
Over or Under Collected beyond $40 + million	10	10	90	90

In September 2016, PSE filed an accounting petition with the Washington Commission which requested deferral of the variances, either positive or negative, between the fixed costs previously recovered in the PCA and the revenue received to cover the allowed fixed costs. The deferral period requested was January 1, 2017, through December 31, 2017, when rates were to go into effect from PSE’s 2017 GRC. In November 2016, the Washington Commission issued Order No. 01 approving PSE’s accounting petition. With the final determination in PSE’s GRC, this deferral ceased with the rate effective date of December 19, 2017.

For the year ended December 31, 2019, in its PCA mechanism, PSE under recovered its allowable costs by $67.2 million of which $36.0 million was apportioned to customers and $1.0 million of interest was accrued on the deferred customer balance. This compares to an under recovery of allowable costs of $3.5 million for the year ended December 31, 2018, of which no amounts were apportioned to customers and accrued $0.2 million of interest on the total deferred customer balance. Power costs have been higher than the allowed base line in 2019 which has led to an increase in the PCA deferral causing a higher under-collection compared to the prior year. Actual power costs were higher than baseline rates in 2018 also but by a narrower margin, resulting in lower under-collection. Power prices increased during 2019 as compared to the prior year due to: (i) Cold weather in February and early March, which drove regional loads and demand for power up; (ii) Westcoast pipeline capacity limitations, which contributed to higher natural gas and power prices; (iii) An outage on a transmission line, which contributed to a liquidity crisis at Mid-C and resulted in high market power prices; and (iv) The relative prices of natural gas and power, which reduced the supply of natural gas-fired generation and increased the demand for market power, increasing prices.

Purchased Gas Adjustment

For the year ended December 31, 2018, PSE had a beginning PGA payable balance of $16.1 million, incurred actual natural gas costs of $319.3 million, of which $292.0 million was recovered through rates. The difference between actual and allowed costs, less interest $1.3 million, resulted in a PGA receivable of $9.9 million. For the year ended December 31, 2019, PSE had incurred actual natural gas costs of $406.2 million, of which $289.9 million was recovered through rates. The difference between actual and allowed costs, plus interest of $6.6 million, resulted in a PGA receivable of $132.8 million.

On April 25, 2019, the Washington Commission approved PSE’s request for an out-of-cycle change to PGA rates with the rate change taking effect May 1, 2019. The out-of-cycle PGA filing was needed to begin amortizing a large PGA commodity deferral balance that had grown due to higher than projected commodity costs during the 2018/19 winter. These higher than projected commodity costs were primarily due to an October 9, 2018, rupture and subsequent explosion on Westcoast Pipeline which is one of the major pipelines feeding PSE’s distribution system. The pipeline was repaired in October 2018, however supply capacity on the pipeline was limited over the 2018/19 winter leading to higher prices. February weather was also much colder than normal which also increased the demand for natural gas. The amortization period will be from May 2019 through April 2020.

On October 24, 2019, the Washington Commission approved PSE’s request for November 2019 PGA rates, with the rate change taking effect on November 1, 2019. As part of that filing, PSE requested PGA rates increase annual revenue by $17.8 million, while the new tracker rates increased by annual revenue of $100.6 million; this was in addition to continuing the collection on the remaining balance of $54.0 million from the out-of-cycle PGA. The tracker rates include deferral balances for the three separate amounts: (i) $114.4 million of under collected commodity balances deferred in February and March; (ii) a $10.8 million balance of over-collected commodity costs for the 2018 PGA, and (iii) a $4.1 million remaining balance from the $54.7 million credit to customers, caused by the 2017 over-collection, established in the 2018 tracker. The high commodity deferral balances for winter months through March 2019 were the result of three noteworthy events last winter experienced by PSE: the Enbridge pipeline rupture, unusually low temperatures in February and March, and a compressor failure in February at the Jackson Prairie storage facility. Additionally, to reduce customer impact, as part of the approved PGA filing, PSE will be collecting $114.4 million commodity deferrals and related interest over a two year period, instead of the historic one year period, from November 2019 through October 2021.

Get to Zero Depreciation Deferral

On April 10, 2019, PSE filed an accounting petition with the Washington Commission, requesting authorization to defer depreciation expense associated with Get To Zero (GTZ) projects that were placed in service after June 30, 2018. The GTZ project consists of a number of short-lived technology upgrades. The depreciation expense associated with the GTZ projects with lives of 10 years or less that were placed in service after June 30, 2018, were deferred beginning May 1 per the petition request. For the year ended December 31, 2019, PSE deferred $21.7 million of depreciation expense for GTZ. In addition to the deferral of depreciation expense, PSE had also requested to defer carrying charges on the GTZ deferral, to be calculated utilizing the Company’s currently authorized after tax rate of return, or 6.89% per the 2018 ERF. For the year ended December 31, 2019, PSE deferred $0.5 million of carrying charges on the deferral. The GTZ accounting petition was consolidated with PSE’s 2019 GRC and is currently being reviewed by the Washington Commission. If authorized, both the GTZ depreciation and interest on the deferral will be begin amortizing over three years in May 2020

Storm Damage Deferral Accounting

The Washington Commission issued a GRC order that defined deferrable storm events and provided that costs in excess of the annual cost threshold may be deferred for qualifying storm damage costs that meet the modified Institute of Electrical and Electronics Engineers outage criteria for system average interruption duration index. For the year ended December 31, 2019, PSE incurred $39.3 million in storm-related electric transmission and distribution system restoration costs, of which the Company deferred $0.4 million and $28.5 million as regulatory assets related to storms that occurred in 2018 and 2019, respectively. This compares to $25.4 million incurred in storm-related electric transmission and distribution system restoration costs for the year ended December 31, 2018, of which the Company deferred $3.3 million and $11.9 million as regulatory assets related to storms that occurred in 2017 and 2018, respectively. Under the December 5, 2017, Washington Commission order regarding PSE’s GRC, the following changes to PSE’s storm deferral mechanism were approved: (i) the cumulative annual cost threshold for deferral of storms under the mechanism increased from $8.0 million to $10.0 million effective January 1, 2018; and (ii) qualifying events where the total qualifying cost is less than $0.5 million will not qualify for deferral and these costs will also not count toward the $10.0 million annual cost threshold.

Environmental Remediation

The Company is subject to environmental laws and regulations by the federal, state and local authorities and is required to undertake certain environmental investigative and remedial efforts as a result of these laws and regulations. The Company has been named by the Environmental Protection Agency (EPA), the Washington State Department of Ecology and/or other third parties as potentially responsible at several contaminated sites and manufactured gas plant sites. In accordance with the guidance of ASC 450, “Contingencies,” the Company reviews its estimated future obligations and will record adjustments, if any, on a quarterly basis. Management believes it is probable and reasonably estimable that the impact of the potential outcomes of disputes with certain property owners and other potentially responsible parties will result in environmental remediation costs of $41.8 million for natural gas and $8.7 million for electric. The Company believes a significant portion of its past and future environmental remediation costs are recoverable from insurance companies, from third parties or from customers under a Washington Commission order. The Company is also subject to cost-sharing agreements with third parties regarding environmental remediation projects in Seattle, Washington and Bellingham, Washington. The Company has taken the lead for both projects, and as of December 31, 2019, the Company’s share of future remediation costs is estimated to be approximately $31.6 million. The Company’s deferred electric environmental costs are $13.7 million and $14.1 million at December 31, 2019 and 2018, respectively, net of insurance proceeds. The Company’s deferred natural gas environmental costs are $54.8 million and $62.2 million at December 31, 2019 and 2018, respectively, net of insurance proceeds. In the 2017 GRC, the Company had its third party recoveries and remediation costs incurred as of September 30, 2016, net of a portion of insurance, approved for amortization and inclusion in rates, effective December 19, 2017.

(5) Dividend Payment Restrictions

The payment of dividends by PSE to Puget Energy is restricted by provisions of certain covenants applicable to long-term debt contained in PSE’s electric and natural gas mortgage indentures. At December 31, 2019, approximately $914.2 million of unrestricted retained earnings was available for the payment of dividends under the most restrictive mortgage indenture covenant.

Pursuant to the terms of the Washington Commission merger order, PSE may not declare or pay dividends if PSE’s common equity ratio, calculated on a regulatory basis, is 44.0% or below except to the extent a lower equity ratio is ordered by the Washington Commission. Also, pursuant to the merger order, PSE may not declare or make any distribution unless on the date of distribution PSE’s corporate credit/issuer rating is investment grade, or, if its credit ratings are below investment grade, PSE’s ratio of earnings before interest, tax, depreciation and amortization (EBITDA) to interest expense for the most recently ended four fiscal quarter periods prior to such date is equal to or greater than 3.0 to 1.0. The common equity ratio, calculated on a regulatory basis, was 48.4% at December 31, 2019, and the EBITDA to interest expense was 5.3 to 1.0 for the twelve months ended December 31, 2019.

PSE’s ability to pay dividends is also limited by the terms of its credit facilities, pursuant to which PSE is not permitted to pay dividends during any Event of Default (as defined in the facilities), or if the payment of dividends would result in an Event of Default, such as failure to comply with certain financial covenants.

Puget Energy’s ability to pay dividends is also limited by the merger order issued by the Washington Commission. Pursuant to the merger order, Puget Energy may not declare or make a distribution unless on such date Puget Energy’s ratio of consolidated EBITDA to consolidated interest expense for the four most recently ended fiscal quarters prior to such date is equal to or greater than 2.0 to 1.0. Puget Energy’s EBITDA to interest expense was 3.6 to 1.0 for the twelve months ended December 31, 2019.

At December 31, 2019, the Company was in compliance with all applicable covenants, including those pertaining to the payment of dividends.

(6) Utility Plant

The following table presents electric, natural gas and common utility plant classified by account:

		Puget Energy		Puget Sound Energy
Utility Plant	Estimated Useful Life	December 31,		December 31,
(Dollars in Thousands)	(Years)	2019	2018	2019	2018
Distribution plant	20-65	$6,602,934	$6,122,739	$8,185,700	$7,722,024
Production plant	12-90	3,066,792	3,099,805	3,743,493	3,974,250
Transmission plant	43-75	1,463,288	1,442,854	1,571,186	1,550,950
General plant	5-75	698,275	682,976	731,279	718,105
Intangible plant (including capitalized software)[1]	3-50	735,826	662,328	726,383	652,942
Plant acquisition adjustment	N/A	242,826	242,826	282,792	282,792
Underground storage	25-60	37,511	35,404	50,963	48,874
Liquefied natural gas storage	25-60	12,628	12,628	14,498	14,498
Plant held for future use	N/A	46,233	39,384	46,385	39,536
Recoverable Cushion Gas	N/A	8,655	8,655	8,655	8,655
Plant not classified	N/A	316,923	239,857	316,923	239,857
Finance leases, net of accumulated amortization[2]	N/A	1,488	1,315	1,488	1,315
Less: accumulated provision for depreciation		(3,236,240)	(2,832,321)	(5,682,606)	(5,495,348)

Subtotal		$9,997,139	$9,758,450	$9,997,139	$9,758,450
Construction work in progress		591,199	550,466	591,199	550,466

Net utility plant		$10,588,338	$10,308,916	$10,588,338	$10,308,916

1.	Intangible assets include capitalized software and franchise agreements with useful lives ranging between 3-10 years and 10-50 years, respectively.
2.	At December 31, 2019, and 2018, accumulated amortization of capital leases at Puget Energy and PSE was $1.0 million and $1.3 million, respectively.

Jointly owned generating plant service costs are included in utility plant service cost at the Company’s ownership share. The Company provides financing for its ownership interest in the jointly owned utility plants. The following tables indicate the Company’s percentage ownership and the extent of the Company’s investment in jointly owned generating plants in service at December 31, 2019. These amounts are also included in the Utility Plant table above. The Company’s share of fuel costs and operating expenses for plant in service are included in the corresponding accounts in the Consolidated Statements of Income.

Puget Energy

Jointly Owned Generating Plants (Dollars in Thousands)	Energy Source (Fuel)	Company’s Ownership Share	Plant in Service at Cost	Construction Work in Progress	Accumulated Depreciation
Colstrip Units 3 & 4	Coal	25.00%	$323,100	$—	$(138,827)
Frederickson 1	Natural Gas	49.85	61,820	—	(10,995)
Jackson Prairie	Natural Gas	33.34	36,837	119	(8,452)
Tacoma LNG	Natural Gas	various	—	362,684	—

Puget Sound Energy
Jointly Owned Generating Plants (Dollars in Thousands)	Energy Source (Fuel)	Company’s Ownership Share	Plant in Service at Cost	Construction Work in Progress	Accumulated Depreciation
Colstrip Units 3 & 4	Coal	25.00%	$582,372	$—	$(398,099)
Frederickson 1	Natural Gas	49.85	67,888	—	(17,063)
Jackson Prairie	Natural Gas	33.34	50,963	119	(22,578)
Tacoma LNG	Natural Gas	various	—	162,820	—

In June 2019, Talen, the plant operator of Colstrip 1&2, announced a plan to shut down as of December 31, 2019. The Company retired Colstrip 1&2 from Utility Plant and transferred the unrecovered plant amount of $126.5 million to regulatory assets. Consistent with the GRC settlement in 2017, monetization of the PTCs will fund the following: (i) Colstrip Community Transition Fund, (ii) unrecovered Colstrip plant and (iii) incurred decommissioning and remediation costs for Colstrip. At December 31, 2019, the unrecovered plant for Colstrip 1&2 was fully offset with PTCs.

Asset Retirement Obligation

The Company has recorded liabilities for steam generation sites, combustion turbine generation sites, wind generation sites, distribution and transmission poles, natural gas mains, and leased facilities where disposal is governed by ASC 410 “Asset Retirement and Environmental Obligations” (ARO).

On April 17, 2015, the EPA published a final rule, effective October 19, 2015, that regulates Coal Combustion Residuals (CCR) under the Resource Conservation and Recovery Act, Subtitle D. The CCR ruling requires the Company to perform an extensive study on the effects of coal ash on the environment and public health. The rule addresses the risks from coal ash disposal, such as leaking of contaminants into ground water, blowing of contaminants into the air as dust, and the catastrophic failure of coal ash surface impoundments.

The CCR rule and two new legal agreements which include a consent decree with the Sierra Club and a settlement agreement with the Sierra Club and the National Wildlife Federation in 2016 make significant changes to the Company’s Colstrip operations and those changes were reviewed by the Company and the plant operator in 2015 and 2016. PSE had previously recognized a legal obligation in 2003 under the EPA rules to dispose of coal ash material at Colstrip.

The actual ARO costs related to the CCR rule requirements may vary substantially from the estimates used to record the increased obligation due to uncertainty about the compliance strategies that will be used and the preliminary nature of available data used to estimate costs. We will continue to gather additional data and coordinate with the plant operator to make decisions about compliance strategies and the timing of closure activities. As additional information becomes available, the Company will update the ARO obligation for these changes, which could be material.

For the twelve months ended December 31, 2019, the Company reviewed the estimated remediation costs at Colstrip and increased the Colstrip ARO liability by $4.2 million for Colstrip Units 1 and 2 and $0.5 million for Colstrip Units 3 and 4. The 2019 increase to the Colstrip ARO liability are primarily due to accelerated timing of activities due to the closure of Colstrip Units 1 and 2 at the end of 2019. For the twelve months ended December 31, 2018, the company reduced the Colstrip ARO liability by $11.0 million for Colstrip Units 1 and 2, and increased $1.8 million for Colstrip Units 3 and 4. The 2018 change to the Colstrip ARO liability is primarily based on the plant site remedy report approved by the Montana Department of Environmental Quality. For the twelve months ended December 31, 2019 and 2018, the Company also recorded the Colstrip relief of liability of $12.4 million and $4.8 million, respectively. In addition, the Company recorded Tacoma LNG facility ARO liability of $3.0 million and $2.7 million for PSE and $4.3 million and $1.7 million for Puget LNG as of December 31, 2019 and December 31, 2018, respectively. The 2019 increase to the Tacoma LNG facility ARO liability is primarily due to continued construction of the plant.

Puget Energy and Puget Sound Energy	December 31,
(Dollars in Thousands)	2019	2018
Asset retirement obligation at beginning of the period	$182,203	$191,176
New asset retirement obligation recognized in the period	—	501
Relief of liability	(12,449)	(4,750)
Revisions in estimated cash flows	5,922	(10,512)
Accretion expense	5,677	5,788

Asset retirement obligation at end of period[1]	$181,353	$182,203

1.	Asset retirement obligations include $4.3 million and $1.7 million for Puget LNG held only at PE as of December 31, 2019, and 2018, respectively.

The Company has identified the following obligations, as defined by ASC 410, “ARO,” which were not recognized because the liability for these assets cannot be reasonably estimated at December 31, 2019:

•

A legal obligation under Federal Dangerous Waste Regulations to dispose of asbestos-containing material in facilities that are not scheduled for remodeling, demolition or sales. The disposal cost related to these facilities could not be measured since the retirement date is indeterminable; therefore, the liability cannot be reasonably estimated;

•

An obligation under Washington state law to decommission the wells at the Jackson Prairie natural gas storage facility upon termination of the project. Since the project is expected to continue as long as the Northwest pipeline continues to operate, the liability cannot be reasonably estimated;

•

An obligation to pay its share of decommissioning costs at the end of the functional life of the major transmission lines. The major transmission lines are expected to be used indefinitely; therefore, the liability cannot be reasonably estimated;

•

A legal obligation under Washington state environmental laws to remove and properly dispose of certain under and above ground fuel storage tanks. The disposal costs related to under and above ground storage tanks could not be measured since the retirement date is indeterminable; therefore, the liability cannot be reasonably estimated;

•

An obligation to pay decommissioning costs at the end of utility service franchise agreements to restore the surface of the franchise area. The decommissioning costs related to facilities at the franchise area could not be measured since the decommissioning date is indeterminable; therefore, the liability cannot be reasonably estimated; and

•

A potential legal obligation may arise upon the expiration of an existing FERC hydropower license if FERC orders the project to be decommissioned, although PSE contends that FERC does not have such authority. Given the value of ongoing generation, flood control and other benefits provided by these projects, PSE believes that the potential for decommissioning is remote and cannot be reasonably estimated.

(7)	Long-Term Debt

The following table presents outstanding long-term debt principal amounts and due dates as of 2019 and 2018:

(Dollars in Thousands)			December 31,
Series	Type	Due	2019	2018
Puget Sound Energy:
5.500%	Promissory Note[1]	2020	$—	$2,412
7.150%	First Mortgage Bond	2025	15,000	15,000
7.200%	First Mortgage Bond	2025	2,000	2,000
7.020%	Senior Secured Note	2027	300,000	300,000
7.000%	Senior Secured Note	2029	100,000	100,000
3.900%	Pollution Control Bond	2031	138,460	138,460
4.000%	Pollution Control Bond	2031	23,400	23,400
5.483%	Senior Secured Note	2035	250,000	250,000
6.724%	Senior Secured Note	2036	250,000	250,000
6.274%	Senior Secured Note	2037	300,000	300,000
5.757%	Senior Secured Note	2039	350,000	350,000
5.795%	Senior Secured Note	2040	325,000	325,000
5.764%	Senior Secured Note	2040	250,000	250,000
4.434%	Senior Secured Note	2041	250,000	250,000
5.638%	Senior Secured Note	2041	300,000	300,000
4.300%	Senior Secured Note	2045	425,000	425,000
4.223%	Senior Secured Note	2048	600,000	600,000
3.250%	Senior Secured Note	2049	450,000	—
4.700%	Senior Secured Note	2051	45,000	45,000
*	Debt discount, issuance cost and other	*	(37,718)	(31,412)

Total PSE long-term debt			4,336,142	3,894,860

Puget Energy:
*	Fair value adjustment of PSE long-term debt	*	(173,865)	(182,372)
*	Revolving Credit Agreement	2023	24,100	11,900
*	Term Loan Agreement	2021	174,000	150,000
*	Term Loan Agreement	2022	210,000	—
6.500%	Senior Secured Note[2]	2020	—	450,000
6.000%	Senior Secured Note	2021	500,000	500,000
5.625%	Senior Secured Note	2022	450,000	450,000
3.650%	Senior Secured Note	2025	400,000	400,000
*	Debt discount, issuance cost and other	*	(52)	(1,897)

Total Puget Energy long-term debt			$5,920,325	$5,672,491

*	Not Applicable.

1.	5.500% Promissory Note in the amount of $2.4 million was classified on the Balance Sheet as a current maturity of long-term debt as of August 12, 2019.

2.	6.500% Senior Secured Note in the amount of $450.0 million was classified on the Balance Sheet as a current maturity of long-term debt as of December 14,2019.

PSE’s senior secured notes will cease to be secured by the pledged first mortgage bonds on the date that all of the first mortgage bonds issued and outstanding under the electric or natural gas utility mortgage indenture have been retired. As of December 31, 2019, the latest maturity date of the first mortgage bonds, other than pledged first mortgage bonds, is December 22, 2025.

Puget Energy Long-Term Debt

On October 1, 2018, Puget Energy entered into a $150.0 million, three-year term loan agreement with a small group of banks. The agreement allows Puget Energy to borrow at either the banks’ prime rate or at London Interbank Offered Rate (LIBOR) plus a spread based on credit rating. The Term Loan Agreement also includes an expansion feature, pursuant to which Puget Energy may request to increase the aggregate amount of the Term Loan Agreement, obtain incremental term loans or any combination of increases and incremental term loans in an amount up to $100.0 million. The proceeds from the term loan will be used to repay borrowings under the revolving credit facility, which carries a higher interest rate.

In April 2019, Puget Energy entered into an additional $24.0 million of supplemental loans under the expansion feature of the term loan agreement with the existing lenders. All other terms and conditions of the agreement remain unchanged. The proceeds from the term loan and supplemental loans will be used to repay borrowings under the revolving credit facility, which carries a higher interest rate.

On September 26, 2019, Puget Energy entered into a separate $210.0 million, three-year term loan agreement with a small group of banks. The agreement allows Puget Energy to borrow at either the banks’ prime rate or LIBOR plus a spread, which will vary as those base rates fluctuate over the loan period. The Term Loan Agreement also includes an expansion feature, pursuant to which Puget Energy may request to increase the aggregate amount of the Term Loan Agreement, obtain incremental term loans or any combination of increases and incremental term loans in an amount up to $100.0 million. The proceeds from the term loan were contributed as equity to PSE and used to repay outstanding short term debt under the Company’s commercial paper program.

Puget Sound Energy Long-Term Debt

On August 2, 2019, PSE filed a new shelf registration statement under which it may issue, up to $1.0 billion aggregate principal amount of senior notes secured by first mortgage bonds. As of the date of this report, $550.0 million was available under the registration. The shelf registration will expire in August 2022.

Substantially all utility properties owned by PSE are subject to the lien of the Company’s electric and natural gas mortgage indentures. To issue additional first mortgage bonds under these indentures, PSE’s earnings available for interest must exceed certain minimums as defined in the indentures. At December 31, 2019, the earnings available for interest exceeded the required amount.

On March 5, 2018, PSE commenced a tender offer and related consent solicitation to purchase any and all of the outstanding $250.0 million 6.974% Series A Enhanced Junior Subordinated Notes due June 1, 2067. Holders of the notes received $1,005 per $1,000 principal amount of notes plus accrued and unpaid interest for notes tendered and accepted by the early tender payment deadline of March 16, 2018. Holders of notes tendered after the early tender payment deadline, but prior to the tender offer expiration on April 2, 2018, were to receive the tender offer consideration of $975 per $1,000 of principal amount of the notes plus accrued but unpaid interest. A total of $193.4 million in principal amount of notes were tendered by the early payment deadline and no notes were tendered after the early payment deadline. On March 20, 2018, $194.9 million was paid to the holders of the tendered notes. This amount included the principal, early tender consideration and accrued interest up to, but not including March 20, 2018.

Concurrently with the tender offer, PSE solicited consents from a majority (in principal amount) of the holders of PSE’s 6.274% Senior Notes due March 15, 2037 to terminate the replacement capital covenant granted to the holders of those notes. The termination of the covenant was necessary because it included restrictions related to repurchases, redemptions and repayments of the 6.974% Series A Enhanced Junior Subordinated Notes. PSE received consents from holders of 87.7% of the 6.274% Senior Notes and paid a consent fee totaling $2.6 million to those holders on March 19, 2018.

On March 28, 2018, PSE issued a notice of redemption, effective April 27, 2018, for the remaining $56.6 million principal amount of the 6.974% Series A Enhanced Junior Subordinated Notes. The notes were redeemed at a price equal to 100% of their principal amount plus accrued and unpaid interest up to, but excluding the redemption date.

On June 4, 2018, PSE issued $600.0 million of 30-year Senior Notes under its senior note indenture at an interest rate of 4.223% with a maturity date of June 15, 2048. The proceeds from the issuance were used to pay the principal and accrued interest on the Company’s $200.0 million Secured Notes that matured on June 15, 2018, outstanding commercial paper borrowings of $348.0 million and other general corporate expenses.

On August 30, 2019, PSE issued $450.0 million of senior notes at an interest rate of 3.250%. The notes pay interest semi- annually and are due to mature on September 15, 2049. Proceeds from the sale of the notes were used to repay outstanding short term debt under the Company’s commercial paper program.

Long-Term Debt Maturities

The principal amounts of long-term debt maturities for the next five years and thereafter are as follows:

(Dollars in Thousands)	2020	2021	2022	2023	2024	Thereafter	Total
Maturities of:
PSE	$2,412	$—	$—	$—	$—	$4,373,860	$4,376,272
Puget Energy	450,000	674,000	660,000	24,100	—	400,000	2,208,100

Total long-term debt	$452,412	$674,000	$660,000	$24,100	$—	$4,773,860	$6,584,372

(8)	Liquidity Facilities and Other Financing Arrangements

As of December 31, 2019, and 2018, PSE had $176.0 million and $379.3 million in short-term debt outstanding, respectively. Outside of the consolidation of PSE’s short-term debt, Puget Energy had no short-term debt outstanding in either year as borrowings under its credit facility are classified as long-term. PSE’s weighted-average interest rate on short-term debt, including borrowing rate, commitment fees and the amortization of debt issuance costs, during 2019 and 2018 was 3.4% and 3.4%, respectively. As of December 31, 2019, PSE and Puget Energy had several committed credit facilities that are described below.

Puget Sound Energy

Credit Facility

In October 2017, PSE entered into a new $800.0 million credit facility which consolidates the two previous facilities into a single, smaller facility. All other features including fees, interest rate options, letter of credit, same day swingline borrowings, financial covenant and accordion feature remain substantially the same. The credit facility includes a swingline feature allowing same day availability on borrowings up to $75.0 million. The credit facility also has an expansion feature which, upon the banks’ approval, would increase the total size of the facility to $1.4 billion. On September 25, 2019, with no changes to the size, terms or conditions, the maturity of the unsecured revolving credit facility was extended for one year. The facility now matures in October 2023.

The credit agreement is syndicated among numerous lenders and contains usual and customary affirmative and negative covenants that, among other things, places limitations on PSE’s ability to transact with affiliates, make asset dispositions and investments or permit liens to exist. The credit agreement also contains a financial covenant of total debt to total capitalization of 65% or less. PSE certifies its compliance with such covenants to participating banks each quarter. As of December 31, 2019, PSE was in compliance with all applicable covenant ratios.

The credit agreement provides PSE with the ability to borrow at different interest rate options. The credit agreement allows PSE to borrow at the bank’s prime rate or to make floating rate advances at the LIBOR plus a spread that is based upon PSE’s credit rating. PSE must pay a commitment fee on the unused portion of the credit facility. The spreads and the commitment fee depend on PSE’s credit ratings. As of the date of this report, the spread to the LIBOR is 1.25% and the commitment fee is 0.175%.

As of December 31, 2019, no amounts were drawn and outstanding under PSE’s credit facility. No letters of credit were outstanding and $176.0 million was outstanding under the commercial paper program. Outside of the credit agreement, PSE had a $2.8 million letter of credit in support of a long-term transmission contract and a $1.0 million letter of credit in support of natural gas purchases in Canada.

Demand Promissory Note

In 2006, PSE entered into a revolving credit facility with Puget Energy, in the form of a credit agreement and a demand promissory note (Note) pursuant to which PSE may borrow up to $30.0 million from Puget Energy subject to approval by Puget Energy. Under the terms of the Note, PSE pays interest on the outstanding borrowings based on the lower of the weighted-average interest rates of PSE’s outstanding commercial paper interest rate or PSE’s senior unsecured revolving credit facility. Absent such borrowings, interest is charged at one-month LIBOR plus 0.25%. As of December 31, 2019, there was no outstanding balance under the Note.

Puget Energy

Credit Facility

In October 2017, Puget Energy entered into a new $800.0 million credit facility to replace the existing facility. The terms and conditions, including fees, interest rate options, financial covenant, and expansion feature remain substantially the same. On September 25, 2019, with no changes to the size, terms or conditions, the maturity of the unsecured revolving credit facility was extended for one year. The facility now matures in October 2023. As of December 31, 2019, there was $24.1 million drawn and outstanding under the facility. The Puget Energy revolving senior secured credit facility also has an expansion feature which, upon the banks’ approval, would increase the size of the facility to $1.3 billion.

The revolving senior secured credit facility provides Puget Energy the ability to borrow at different interest rate options and includes variable fee levels. Interest rates may be based on the bank’s prime rate or LIBOR plus a spread based on Puget Energy’s credit ratings. Puget Energy must pay a commitment fee on the unused portion of the facility. As of the date of this report, the spread over LIBOR was 1.75% and the commitment fee was 0.275%.

The revolving senior secured credit facility contains usual and customary affirmative and negative covenants. The agreement also contains a maximum leverage ratio financial covenant as defined in the agreement governing the senior secured credit facility. As of December 31, 2019, Puget Energy was in compliance with all applicable covenants.

(9)	Leases

PSE has operating leases for buildings for corporate offices and operations, real estate for operating facilities and the PSE and PLNG LNG facility, land for our wind farms, and vehicles for PSE’s fleet. The finance leases are for office printers. The leases have remaining lease terms of less than a year to 50 years. PSE’s ROU assets and lease liabilities include options to extend leases when it is reasonably certain that PSE will exercise that option.

During the fourth quarter of 2019, PSE became reasonably certain to exercise an option to extend its lease at the Port of Tacoma for an additional 25 years as a result of the approval of the Notice of Construction permit for the Tacoma LNG facility. This remeasurement resulted in an increase of the Operating lease right-of-use asset and Operating lease liabilities of $14.7 million.

The components of lease cost were as follows:

Puget Energy and Puget Sound Energy (Dollars in Thousands)	Year Ended December 31, 2019
Finance lease cost:
Amortization of right-of-use asset	$562
Interest on lease liabilities	40

Total finance lease cost	$602

Operating lease cost[1]	$20,639

1.	Includes $1.0 million allocated to PLNG at PE related to the Port of Tacoma lease.

Supplemental cash flow information related to leases was as follows:

Puget Energy and Puget Sound Energy (Dollars in Thousands)	Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow for operating leases	$14,104
Investing cash flow for operating leases[1]	6,535
Operating cash flow for finance leases	40
Financing cash flow for finance leases	562
Non-cash disclosure upon commencement of new lease
Right-of-use assets obtained in exchange for new operating lease liabilities	$5,976
Right-of-use assets obtained in exchange for new finance lease liabilities	745
Non-cash disclosure upon modification of existing lease
Modification of operating lease right-of-use assets	$14,712

[1]	Includes $1.0 million allocated to PLNG at PE related to the Port of Tacoma lease.

Supplemental balance sheet information related to leases was as follows:

Puget Sound Energy (Dollars in Thousands)	At December 31, 2019
Operating Leases
Operating lease right-of-use asset	$183,048

Operating leases liabilities current	15,862
Operating lease liabilities long-term	174,327

Total Operating lease liabilities:	$190,189

Finance Leases
Common Plant	$1,488

Other current liabilities	669
Other deferred credits	811

Total finance lease liabilities	$1,480

Weighted Average Remaining Lease Term
Operating leases	19.24 Years
Finance leases	2.76 Years

Weighted Average Discount Rate
Operating leases	3.59%
Finance leases	2.98%

The following tables summarize the Company’s estimated future minimum lease payments as of December 31, 2019, and December 31, 2018, respectively:

Maturities of lease liabilities (Dollars in Thousands)	Future Minimum Lease Payments
At December 31,	Operating Leases	Finance Leases
2020	$22,500	$643
2021	22,527	508
2022	21,856	279
2023	21,415	98
2024	20,690	—
Thereafter	160,410	—

Total lease payments	$269,398	$1,528

Less imputed interest	(79,209)	(48)

Total net present value	$190,189	$1,480

Maturities of lease liabilities (Dollars in Thousands)	Future Minimum Lease Payments
At December 31,	Operating Leases	Finance Leases
2019	$20,635	$495
2020	20,704	446
2021	20,630	311
2022	20,202	82
2023	19,223	—
Thereafter	132,889	—

Total lease payments	$234,283	$1,334

PSE adopted ASU 2016-02 and elected the modified transition method practical expedient. Consequently, comparative period disclosures are presented in accordance with ASC 840. For further details see Note 2, “New Accounting Pronouncements” to the consolidated financial statements included in Item 8 of this report. Operating lease expense, which includes both cancellable and non-cancellable leases, net of sublease receipts are presented in the following table.

(Dollars in Thousands) Year Ended December 31,	Operating Lease Expense
2018	$34,093
2017	35,198

(10) Accounting for Derivative Instruments and Hedging Activities

PSE employs various energy portfolio optimization strategies, but is not in the business of assuming risk for the purpose of realizing speculative trading revenue. The nature of serving regulated electric customers with its portfolio of owned and contracted electric generation resources exposes PSE and its customers to some volumetric and commodity price risks within the sharing mechanism of the PCA. Therefore, wholesale market transactions and PSE’s related hedging strategies are focused on reducing costs and risks where feasible, thus reducing volatility in costs in the portfolio. In order to manage its exposure to the variability in future cash flows for forecasted energy transactions, PSE utilizes a programmatic hedging strategy which extends out three years. PSE’s hedging strategy includes a risk-responsive component for the core natural gas portfolio, which utilizes quantitative risk-based measures with defined objectives to balance both portfolio risk and hedge costs.

PSE’s energy risk portfolio management function monitors and manages these risks using analytical models and tools. In order to manage risks effectively, PSE enters into forward physical electric and natural gas purchase and sale agreements, fixed-for-floating swap contracts, and commodity call/put options. Currently, the Company does not apply cash flow hedge accounting, and therefore records all mark-to-market gains or losses through earnings.

The Company manages its interest rate risk through the issuance of mostly fixed-rate debt with varied maturities. The Company utilizes internal cash from operations, borrowings under its commercial paper program, and its credit facilities to meet short-term funding needs. The Company may enter into swap instruments or other financial hedge instruments to manage the interest rate risk associated with these debts.

The following table presents the volumes, fair values and classification of the Company’s derivative instruments recorded on the balance sheets:

Puget Energy and Puget Sound Energy	Year Ended December 31,
(Dollars in Thousands)	Volumes (millions)				Assets[1]		Liabilities²
	2019		2018		2019	2018	2019	2018
Electric portfolio derivatives		*		*	$19,933	$33,287	$17,504	$27,284
Natural gas derivatives (MMBtus)[3]	316		337		11,375	15,732	8,617	30,472

Total derivative contracts					$31,308	$49,019	$26,121	$57,756

Current					23,626	46,507	13,428	46,661
Long-term					7,682	2,512	12,693	11,095

Total derivative contracts					$31,308	$49,019	$26,121	$57,756

1.	Balance sheet classification: Current and Long-term Unrealized gain on derivative instruments.
2.	Balance sheet classification: Current and Long-term Unrealized loss on derivative instruments.
3.

All fair value adjustments on derivatives relating to the natural gas business have been deferred in accordance with ASC 980, “Regulated Operations,” due to the PGA mechanism. The net derivative asset or liability and offsetting regulatory liability or asset are related to contracts used to economically hedge the cost of physical gas purchased to serve natural gas customers.
*

Electric portfolio derivatives consist of electric generation fuel of 229.3 million One Million British Thermal Units (MMBtus) and purchased electricity of 10.4 million megawatt hours (MWhs) at December 31, 2019, and 194.8 million MMBtus and 6.6 million MWhs at December 31, 2018.

It is the Company’s policy to record all derivative transactions on a gross basis at the contract level without offsetting assets or liabilities. The Company generally enters into transactions using the following master agreements: WSPP, Inc. (WSPP) agreements, which standardize physical power contracts; International Swaps and Derivatives Association (ISDA) agreements, which standardize financial natural gas and electric contracts; and North American Energy Standards Board (NAESB) agreements, which standardize physical natural gas contracts. The Company believes that such agreements reduce credit risk exposure because such agreements provide for the netting and offsetting of monthly payments as well as the right of set-off in the event of counterparty default. The set-off provision can be used as a final settlement of accounts which extinguishes the mutual debts owed between the parties in exchange for a new net amount. For further details regarding the fair value of derivative instruments, see Note 11, “Fair Value Measurements”, to the consolidated financial statements included in Item 8 of this report.

The following tables present the potential effect of netting arrangements, including rights of set-off associated with the Company’s derivative assets and liabilities:

Puget Energy and

Puget Sound Energy

December 31, 2019
(Dollars in Thousands)	Gross Amount Recognized in the Consolidated Balance Sheet[1]	Gross Amounts Offset in the Consolidated Balance Sheet	Net of Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet
				Commodity Contracts[2]	Cash Collateral Received/ Pledged	Net Amount
Assets:
Energy derivative Contracts	$31,308	$—	$31,308	$(14,922)	$—	$16,386
Liabilities:
Energy derivative contracts	26,121	—	26,121	(14,922)	2,000	13,199

Puget Energy and

Puget Sound Energy

December 31, 2018
(Dollars in Thousands)	Gross Amount Recognized[1]	Gross Amounts Offset in the Consolidated Balance Sheet	Net of Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet
				Commodity Contracts[2]	Cash Collateral Received/ Pledged	Net Amount
Assets
Energy Derivative Contracts	$49,019	$—	$49,019	$(25,388)	$—	$23,631
Liabilities
Energy Derivative Contracts	57,756	—	57,756	(25,388)	—	32,368

1.	All Derivative Contract deals are executed under ISDA, NAESB and WSPP Master Netting Agreements with Right of set-off.
2.	Balance sheet classification: Current and Long-term Unrealized loss on derivative instruments.

The following tables present the effect and locations of the realized and unrealized gains (losses) of the Company’s derivatives recorded on the statements of income:

Puget Energy and Puget Sound Energy		Year Ended December 31,
(Dollars in Thousands)	Location	2019	2018	2017
Interest rate contracts[1]:
	Non-hedged interest rate swap (expense) income	$—	$—	$28
Gas for Power Derivatives:
Unrealized	Unrealized gain (loss) on derivative instruments, net	16,970	23,186	(32,492)
Realized	Electric generation fuel	10,828	26,222	(23,195)
Power Derivatives:
Unrealized	Unrealized gain (loss) on derivative instruments, net	(20,544)	18,476	1,702
Realized	Purchased electricity	48,686	12,240	(17,873)

Total gain (loss) recognized in income on derivatives		$55,940	$80,124	$(71,830)

1.	Interest rate swap contracts were held at Puget Energy, and matured January 2017.

The Company is exposed to credit risk primarily through buying and selling electricity and natural gas to serve its customers. Credit risk is the potential loss resulting from a counterparty’s non-performance under an agreement. The Company manages credit risk with policies and procedures for, among other things, counterparty credit analysis, exposure measurement, and exposure monitoring and mitigation.

The Company monitors counterparties for significant swings in credit default rates, credit rating changes by external rating agencies, ownership changes or financial distress. Where deemed appropriate, the Company may request collateral or other security from its counterparties to mitigate potential credit default losses. Criteria employed in this decision include, among other things, the perceived creditworthiness of the counterparty and the expected credit exposure.

It is possible that volatility in energy commodity prices could cause the Company to have material credit risk exposure with one or more counterparties. If such counterparties fail to perform their obligations under one or more agreements, the Company could suffer a material financial loss. However, as of December 31, 2019, approximately 95.0% of the Company’s energy portfolio exposure, excluding normal purchase normal sale (NPNS) transactions, is with counterparties that are rated investment grade by rating agencies and 5.0% are either rated below investment grade or not rated by rating agencies. The Company assesses credit risk internally for counterparties that are not rated by the major rating agencies.

The Company computes credit reserves at a master agreement level by counterparty. The Company considers external credit ratings and market factors, such as credit default swaps and bond spreads, in the determination of reserves. The Company recognizes that external ratings may not always reflect how a market participant perceives a counterparty’s risk of default. The Company uses both default factors published by Standard & Poor’s and factors derived through analysis of market risk, which reflect the application of an industry standard recovery rate. The Company selects a default factor by counterparty at an aggregate master agreement level based on a weighted average default tenor for that counterparty’s deals. The default tenor is determined by weighting the fair value and contract tenors for all deals for each counterparty to derive an average value. The default factor used is dependent upon whether the counterparty is in a net asset or a net liability position after applying the master agreement levels.

The Company applies the counterparty’s default factor to compute credit reserves for counterparties that are in a net asset position. The Company calculates a non-performance risk on its derivative liabilities by using its estimated incremental borrowing rate over the risk-free rate. Credit reserves are netted against unrealized gain (loss) positions. As of December 31, 2019, the Company was in a net liability position with the majority of counterparties, so the default factors of counterparties did not have a significant impact on reserves for the period. The majority of the Company’s derivative contracts are with financial institutions and other utilities operating within the Western Electricity Coordinating Council. PSE also transacts power futures contracts on the Intercontinental Exchange (ICE), and natural gas contracts on the ICE NGX exchange platform. Execution of contracts on ICE requires the daily posting of margin calls as collateral through a futures and clearing agent. As of December 31, 2019, PSE had cash posted as collateral of $14.8 million related to contracts executed on the ICE platform. Also, as of December 31, 2019, PSE has a $1.0 million letter of credit posted as collateral as a condition of transacting on the ICE NGX exchange. PSE did not trigger any collateral requirements with any of its counterparties during the twelve months ended December 31, 2019, nor were any of PSE’s counterparties required to post collateral resulting from credit rating downgrades.

The following table presents the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position and the amount of additional collateral the Company could be required to post:

Puget Energy and Puget Sound Energy	December 31,
(Dollars in Thousands)	2019			2018
Contingent Feature	Fair Value[1] Liability	Posted Collateral	Contingent Collateral	Fair Value[1] Liability	Posted Collateral	Contingent Collateral
Credit rating[2]	$6,110	$—	$6,110	$574	$—	$574
Requested credit for adequate assurance	5,253	—	—	18,495	—	—
Forward value of contract[3]	—	14,827	N/A	—	—	—

Total	$11,363	$14,827	$6,110	$19,069	$—	$574

1.	Represents the derivative fair value of contracts with contingent features for counterparties in net derivative liability positions. Excludes NPNS, accounts payable and accounts receivable.
2.	Failure by PSE to maintain an investment grade credit rating from each of the major credit rating agencies provides counterparties a contractual right to demand collateral.
3.	Collateral requirements may vary, based on changes in the forward value of underlying transactions relative to contractually defined collateral thresholds.

(11) Fair Value Measurements

ASC 820 established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy categorizes the inputs into three levels with the highest priority given to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority given to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities. Equity securities that are also classified as cash equivalents are considered Level 1 if there are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

Level 3 - Pricing inputs include significant inputs that have little or no observability as of the reporting date. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities measured at fair value are classified in their entirety in the appropriate fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy. The Company primarily determines fair value measurements classified as Level 2 or Level 3 using a combination of the income and market valuation approaches. The process of determining the fair values is the responsibility of the derivative accounting department which reports to the Controller and Principal Accounting Officer. Inputs used to estimate the fair value of forwards, swaps and options include market-price curves, contract terms and prices, credit-risk adjustments, and discount factors. Additionally, for options, the Black-Scholes option valuation model and implied market volatility curves are used. Inputs used to estimate fair value in industry-standard models are categorized as Level 2 inputs as substantially all assumptions and inputs are observable in active markets throughout the full term of the instruments. On a daily basis, the Company obtains quoted forward prices for the electric and natural gas markets from an independent external pricing service.

The Company considers its electric and natural gas contracts as Level 2 derivative instruments as such contracts are commonly traded as over-the-counter forwards with indirectly observable price quotes. However, certain energy derivative instruments with maturity dates falling outside the range of observable price quotes are classified as Level 3 in the fair value hierarchy. Management’s assessment is based on the trading activity in real-time and forward electric and natural gas markets. Each quarter, the Company confirms the validity of pricing-service quoted prices used to value Level 2 commodity contracts with the actual prices of commodity contracts entered into during the most recent quarter.

Assets and Liabilities with Estimated Fair Value

The carrying values of cash and cash equivalents, restricted cash, and short-term debt as reported on the balance sheet are reasonable estimates of their fair value due to the short-term nature of these instruments and are classified as Level 1 in the fair value hierarchy. The carrying value of other investments of $51.5 million and $49.5 million at December 31, 2019, and 2018, respectively, are included in “Other property and investments” on the balance sheet. These values are also reasonable estimates of their fair value and classified as Level 2 in the fair value hierarchy as they are valued based on market rates for similar transactions.

The fair value of the junior subordinated and long-term notes were estimated using the discounted cash flow method with U.S. Treasury yields and Company’s credit spreads as inputs, interpolating to the maturity date of each issue. The carrying values and estimated fair values were as follows:

Puget Energy		December 31, 2019		December 31, 2018
(Dollars in Thousands)	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities:
Long-term debt (fixed-rate), net of discount[1]	2	$5,512,225	$7,004,316	$5,510,591	$6,443,742
Long-term debt (variable-rate), net of discount	2	408,100	408,100	161,900	161,900

Total		$5,920,325	$7,412,416	$5,672,491	$6,605,642

Puget Sound Energy		December 31, 2019		December 31, 2018
(Dollars in Thousands)	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities:
Long-term debt (fixed-rate), net of discount[2]	2	$4,336,142	$5,571,818	$3,894,860	$4,574,611

Total		$4,336,142	$5,571,818	$3,894,860	$4,574,611

1.	The carrying value includes debt issuances costs of $24.1 million and $26.1 million for December 31, 2019, and 2018, respectively, which are not included in fair value.

2.	The carrying value includes debt issuances costs of $24.4 million and $24.6 million for December 31, 2019, and 2018, respectively, which are not included in fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the Company’s financial assets and liabilities by level, within the fair value hierarchy, that were accounted for at fair value on a recurring basis and the reconciliation of the changes in the fair value of Level 3 derivatives in the fair value hierarchy:

Puget Energy and Puget Sound Energy	Fair Value December 31, 2019			Fair Value December 31, 2018
(Dollars in Thousands)	Level 2	Level 3	Total	Level 2	Level 3	Total
Assets:
Electric Derivative Instruments	$19,282	$651	$19,933	$28,765	$4,522	$33,287
Gas Derivative Instruments	9,852	1,523	11,375	12,247	3,485	15,732

Total derivative assets	$29,134	$2,174	$31,308	$41,012	$8,007	$49,019

Liabilities:
Electric Derivative Instruments	$13,474	$4,030	$17,504	$24,124	$3,160	$27,284
Gas Derivative Instruments	8,376	241	8,617	28,660	1,812	30,472

Total derivative liabilities	$21,850	$4,271	$26,121	$52,784	$4,972	$57,756

Puget Energy and Puget Sound Energy	Year Ended December 31,
Level 3 Roll-Forward Net Asset (Liability)	2019			2018			2017
(Dollars in Thousands)	Electric	Natural Gas	Total	Electric	Natural Gas	Total	Electric	Natural Gas	Total
Balance at beginning of period Changes during period	$1,362	$1,673	$3,035	$1,098	$1,923	$3,021	$972	$625	$1,597
Realized and unrealized energy derivatives:
Included in earnings[1]	3,558	—	3,558	34,604	—	34,604	2,781	—	2,781
Included in regulatory assets / liabilities	—	3,151	3,151	—	6,075	6,075	—	6,346	6,346
Settlements[2]	(11,265)	(4,708)	(15,973)	(33,067)	(7,197)	(40,264)	(6,549)	(6,372)	(12,921)
Transferred into Level 3	4,390	(398)	3,992	(1,987)	—	(1,987)	523	(553)	(30)
Transferred out Level 3	(1,424)	1,564	140	714	872	$1,586	3,371	1,877	$5,248

Balance at end of period	$(3,379)	$1,282	$(2,097)	$1,362	$1,673	$3,035	$1,098	$1,923	$3,021

1.

Income Statement classification: Unrealized (gain) loss on derivative instruments, net. Includes unrealized gains (losses) on derivatives still held in position as of the reporting date for electric derivatives of $(3.2) million, $1.1 million and $1.5 million for the years ended December 31, 2019, 2018, and 2017, respectively.

2.	The Company had no purchases, sales or issuances during the reported periods.

Realized gains and losses on energy derivatives for Level 3 recurring items are included in energy costs in the Company’s consolidated statements of income under purchased electricity, electric generation fuel or purchased natural gas when settled. Unrealized gains and losses on energy derivatives for Level 3 recurring items are included in net unrealized (gain) loss on derivative instruments in the Company’s consolidated statements of income.

In order to determine which assets and liabilities are classified as Level 3, the Company receives market data from its independent external pricing service defining the tenor of observable market quotes. To the extent any of the Company’s commodity contracts extend beyond what is considered observable as defined by its independent pricing service, the contracts are classified as Level 3. The actual tenor of what the independent pricing service defines as observable is subject to change depending on market conditions. Therefore, as the market changes, the same contract may be designated Level 3 one month and Level 2 the next, and vice versa. The changes of fair value classification into or out of Level 3 are recognized each month and reported in the Level 3 Roll-forward table above. The Company did not have any transfers between Level 2 and Level 1 during the years ended December 31, 2019, 2018, and 2017. The Company does periodically transact at locations, or market price points, that are illiquid or for which no prices are available from the independent pricing service. In such circumstances the Company uses a more liquid price point and performs a 15-month regression against the illiquid locations to serve as a proxy for market prices. Such transactions are classified as Level 3. The Company does not use internally developed models to make adjustments to significant unobservable pricing inputs.

The only significant unobservable input into the fair value measurement of the Company’s Level 3 assets and liabilities is the forward price for electric and natural gas contracts.

Below are the forward price ranges for the Company’s commodity contracts, as of December 31, 2019:

Puget Energy and Puget Sound Energy	Fair Value				Range
(Dollars in Thousands)	Assets[1]	Liabilities[1]	Valuation Technique	Unobservable Input	Low	High	Weighted
			Discounted	Power Prices
Electricity	$651	$4,030	cash flow	(per MWh)	$9.00	$43.85	$33.99
			Discounted	Natural Gas Prices
Natural Gas	$1,523	$241	cash flow	(per MMBtu)	$1.25	$3.18	$2.47

[1]	The valuation techniques, unobservable inputs and ranges are the same for asset and liability positions.

The significant unobservable inputs listed above would have a direct impact on the fair values of the above instruments if they were adjusted. Consequently, significant increases or decreases in the forward prices of electricity or natural gas in isolation would result in a significantly higher or lower fair value for Level 3 assets and liabilities. Generally, interrelationships exist between market prices of natural gas and power. As such, an increase in natural gas pricing would potentially have a similar impact on forward power markets. At December 31, 2019, a hypothetical 10% increase or decrease in market prices of natural gas and electricity would change the fair value of the Company’s derivative portfolio, classified as Level 3 within the fair value hierarchy, by $2.5 million.

Long-Lived Assets Measured at Fair Value on a Nonrecurring Basis

Puget Energy records the fair value of its intangible assets in accordance with ASC 360, “Property, Plant, and Equipment,” (ASC 360). The fair value assigned to the power contracts was determined using an income approach comparing the contract rate to the market rate for power over the remaining period of the contracts incorporating non-performance risk. Management also incorporated certain assumptions related to quantities and market presentation that it believes market participants would make in the valuation. The fair value of the power contracts is amortized as the contracts settle.

ASC 360 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. One such triggering event is a significant decrease in the forward market prices of power.

Puget Energy evaluated the triggering event criteria in ASC 360 during 2019 and determined there was no indication of impairment of its power purchase contracts. During 2018, decreases in forward power prices and decreases in forecasted revenue and cost estimates indicated the carrying value of Puget Energy’s power purchase contracts may not have been recoverable. Puget Energy completed valuation and impairment testing of its power purchase contracts classified as intangible assets. In 2018, the following impairments were recorded to the Company’s intangible asset contracts, with corresponding reductions to the regulatory liability as follows:

Puget Energy (Dollars in Thousands)
Valuation Date	Contract Name	Carrying Value	Fair Value	Write Down
March 31, 2018	Wells Hydro	$4,302	$2,395	$1,907

Total 2018 Impairments				$1,907

The valuations were measured using a discounted cash flow, income-based valuation methodology. Significant inputs included forward electricity prices and power contract pricing which provided future net cash flow estimates classified as Level 3 within the fair value hierarchy. A less significant input is the discount rate reflective of PSE’s cost of capital used in the valuation.

Below are significant unobservable inputs used in estimating the impaired long-term power purchase contracts’ fair value in 2019 and 2018:

Puget Energy Valuation Date	Contract	Unobservable Input	Low	High	Average
March 31, 2018	Wells Hydro	Power prices (per MWh)	$9.69	$25.30	$17.50
		Power contract costs per quarter (in thousands)	4,126	4,126	4,126

(12) Employee Investment Plans

The Company’s Investment Plan is a qualified employee 401(k) plan, under which employee salary deferrals and after-tax contributions are used to purchase several different investment fund options. PSE’s contributions to the employee Investment Plan were $21.7 million, $20.7 million and $19.2 million for the years 2019, 2018, and 2017, respectively. The employee Investment Plan eligibility requirements are set forth in the plan documents.

Non-represented employees and United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry (UA) represented employees hired before January 1, 2014, and International Brotherhood of Electrical Workers Local Union 77 (IBEW) represented employees hired before December 12, 2014, have the following company contributions:

1.

For employees under the Cash Balance retirement plan formula, PSE will match 100% of an employee’s contribution up to 6.0% of plan compensation each paycheck, and will make an additional year-end contribution equal to 1.0% of base pay.

2.	For employees grandfathered under the Final Average Earning retirement plan formula, PSE will match 55.0% of an employee’s contribution up to 6.0% of plan compensation each paycheck.

Non-represented and UA-represented employees hired on or after January 1, 2014 along with IBEW-represented employees hired on or after December 12, 2014, will have access to the 401(k) plan. The two contribution sources from PSE are below:

1.

401(k) Company Matching: For non-represented, UA-represented and IBEW-represented employees PSE will match: 100% match on the first 3.0% of pay contributed and 50.0% match on the next 3.0% of pay contributed, such that an employee who contributes 6.0% of pay will receive 4.5% of pay in company match. Company matching will be immediately vested.

2.	Company Contribution: For UA-represented employees will receive an annual company contribution of 4.0% of eligible pay placed in the Cash Balance retirement plan. Non-represented and IBEW-

represented employees will receive an annual company contribution of 4.0% of eligible pay, placed either in the Investment Plan 401(k) plan or in PSE’s Cash Balance retirement plan. Non-represented and IBEW-represented employees will make a one-time election within 30 days of hire and direct that PSE put the 4.0% contribution either into the 401(k) plan or into an account in the Cash Balance retirement plan. The Company’s 4.0% contribution will vest after three years of service.

(13)	Retirement Benefits

PSE has a defined benefit pension plan (Qualified Pension Benefits) covering a substantial majority of PSE employees. Pension benefits earned are a function of age, salary, years of service and, in the case of employees in the cash balance formula plan, the applicable annual interest crediting rates. Starting with January 1, 2014, all UA represented employees will receive annual pay contributions of 4.0% of eligible pay each year in the cash balance formula plan of the defined benefit pension. Starting January 1, 2014, for non-represented employees, and December 12, 2014 for employees represented by the IBEW, participants will receive annual employer contributions of 4.0% of eligible pay each year in the cash balance formula of the defined benefit pension or 401k plan account. Those employees receiving contributions in the cash balance formula plan also receive interest credits, which are at least 1.0% per quarter. When an employee with a vested cash balance formula benefit leaves PSE, they will have annuity and lump sum options for distribution. PSE also has a non- qualified Supplemental Executive Retirement Plan (SERP) for certain key senior management employees that closed to new participants in 2019. PSE has an officer restoration benefit for new officers who join PSE or are promoted beginning in 2019, such that company contributions under PSE’s applicable tax-qualified plan, which otherwise would have been earned if not for IRS limitations, are credited to an account with the Deferred Compensation Plan.

In addition to providing pension benefits, PSE provides legacy group health care and life insurance benefits (Other Benefits) for certain retired employees. These benefits are provided principally through an insurance company. The insurance premiums, paid primarily by retirees, are based on the benefits provided during the prior year. On June 11, 2019, the Welfare Benefits Committee approved the termination of the Plan effective December 31, 2019, and the creation of a Retiree Health Reimbursement Account (HRA) Plan effective January 1, 2020. No eligible individual may become a participant or covered dependent in the Plan on or after January 1, 2020, and no benefits will be payable under insurance contracts or the Plan on or after January 1, 2020. Effective January 1, 2020, assets in the 401(h) account will be allocated to the Retiree HRA instead of the Plan to cover the Company’s portion of premiums for health benefits for retiree and their beneficiaries.

Puget Energy’s retirement plans were remeasured as a result of the merger in 2009, which represents the difference between Puget Energy and PSE’s retirement plans.

In March 2017, the FASB issued ASU 2017-07, requiring that an employer report the service cost component in the same line items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost (which include interest costs, expected return on plan assets, amortization of prior service cost or credits and actuarial gains and losses) are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations. Pursuant to the standard, the Company has retrospectively included in the consolidated statements of income: (i) the components of service cost within utility operations and maintenance for PSE and within non-utility expense and other for Puget Energy, and (ii) all non-service cost components in other income.

The following tables summarize the Company’s change in benefit obligation, change in plan assets and amounts recognized in the Statements of Financial Position for the years ended December 31, 2019, and 2018:

Puget Energy and Puget Sound Energy	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Change in benefit obligation:
Benefit obligation at beginning of period	$677,643	$700,481	$55,708	$55,754	$10,636	$11,454
Amendments	—	—	—	1,446	9,049	—
Service cost	22,656	22,757	1,023	847	61	69
Interest cost	28,913	27,303	2,314	2,120	410	444
Curtailment Loss / (Gain)	—	—	—	—	(7,486)	—
Actuarial loss (gain)	84,272	(29,067)	6,756	1,122	(287)	(379)
Benefits paid	(36,740)	(42,662)	(2,801)	(5,581)	(982)	(1,037)
Medicare part D subsidy received	—	—	—	—	226	85
Administrative expense	(2,439)	(1,169)	—	—	—	—

Benefit obligation at end of period	$774,305	$677,643	$63,000	$55,708	$11,627	$10,636

Puget Energy and Puget Sound Energy	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Change in plan assets:
Fair value of plan assets at beginning of period	$640,242	$704,360	$—	$—	$5,960	$7,138
Actual return on plan assets	133,939	(38,379)	—	—	1,006	(395)
Employer contribution	18,000	18,000	2,801	5,581	305	254
Benefits paid	(36,740)	(42,662)	(2,801)	(5,581)	(982)	(1,037)
Administrative expense	(2,399)	(1,077)	—	—	—	—

Fair value of plan assets at end of period	$753,042	$640,242	$—	$—	$6,289	$5,960

Funded status at end of period	$(21,263)	$(37,401)	$(63,000)	$(55,708)	$(5,338)	$(4,676)

Puget Energy and Puget Sound Energy	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Amounts recognized in Consolidated Balance Sheet consist of:
Noncurrent assets	$—	$—	$—	$—	$—	$—
Current liabilities	—	—	(22,604)	(6,249)	(308)	(332)
Noncurrent liabilities	(21,263)	(37,401)	(40,396)	(49,459)	(5,030)	(4,344)

Net assets (liabilities)	$(21,263)	$(37,401)	$(63,000)	$(55,708)	$(5,338)	$(4,676)

Puget Energy and Puget Sound Energy	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Pension Plans with an Accumulated Benefit Obligation in excess of Plan Assets:
Projected benefit obligation	$774,305	$677,643	$63,000	$55,708	$11,627	$10,636
Accumulated benefit obligation	762,838	668,469	59,988	51,031	11,604	10,557
Fair value of plan assets	753,042	640,242	—	—	6,289	5,960

The following tables summarize Puget Energy’s and PSE’s pension benefit amounts recognized in AOCI for the years ended December 31, 2019, and 2018:

Puget Energy	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net loss (gain)	$94,319	$94,929	$15,003	$9,612	$(197)	$(2,564)
Prior service cost (credit)	(3,884)	(5,863)	1,276	1,607	—	—

Total	$90,435	$89,066	$16,279	$11,219	$(197)	$(2,564)

Puget Sound Energy	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Amounts recognized in Accumulated Other Comprehensive Income consist of:
Net loss (gain)	$217,502	$229,819	$16,473	$11,450	$(364)	$(3,857)
Prior service cost (credit)	(3,086)	(4,659)	1,276	1,609	—	—

Total	$214,416	$225,160	$17,749	$13,059	$(364)	$(3,857)

The following tables summarize Puget Energy’s and PSE’s net periodic benefit cost for the years ended December 31, 2019, 2018, and 2017.

Puget Energy	Qualified Pension Benefits			SERP Pension Benefits			Other Benefits
(Dollars in Thousands)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Components of net periodic benefit cost:
Service cost	$22,656	$22,757	$20,081	$1,023	$847	$913	$61	$69	$72
Interest cost	28,913	27,303	28,373	2,314	2,120	2,285	410	444	500
Expected return on plan assets	(50,249)	(50,202)	(47,784)	—	—	—	(393)	(472)	(461)
Amortization of prior service cost (credit)	(1,980)	(1,980)	(1,980)	331	1,580	42	—	—	—
Amortization of net loss (gain)	1,151	2,187	—	1,365	42	1,077	(374)	(335)	(402)

Net periodic benefit cost	$491	$65	$(1,310)	$5,033	$4,589	$4,317	$(296)	$(294)	$(291)

Puget Sound Energy	Qualified Pension Benefits			SERP Pension Benefits			Other Benefits
(Dollars in Thousands)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Components of net periodic benefit cost:
Service cost	$22,656	$22,757	$20,081	$1,023	$847	$913	$61	$69	$72
Interest cost	28,913	27,303	28,373	2,314	2,120	2,285	410	444	500
Expected return on plan assets	(50,267)	(50,240)	(47,862)	—	—	—	(393)	(472)	(461)
Amortization of prior service cost (credit)	(1,573)	(1,573)	(1,573)	333	44	44	—	—	—
Amortization of net loss (gain)	12,877	14,917	13,048	1,733	2,069	1,565	(562)	(556)	(641)

Net periodic benefit cost	$12,606	$13,164	$12,067	$5,403	$5,080	$4,807	$(484)	$(515)	$(530)

The following tables summarize Puget Energy’s and PSE’s benefit obligations recognized in other comprehensive income (OCI) for the years ended December 31, 2019, and 2018:

Puget Energy	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Other changes (pre-tax) in plan assets and benefit obligations recognized in other comprehensive income:
Net loss (gain)	$541	$59,422	$6,756	$1,122	$(900)	$488
Amortization of net (loss) gain	(1,151)	(2,187)	(1,365)	(1,580)	374	335
Settlements, mergers, sales, and closures	—	—	—	(619)	2,892	—
Prior service cost (credit)	—	—	—	1,446	—	—
Amortization of prior service (cost) credit	1,980	1,980	(331)	(42)	—	—

Total change in other comprehensive income for year	$1,370	$59,215	$5,060	$327	$2,366	$823

Puget Sound Energy	Qualified Pension Benefit		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	2019	2018	2019	2018	2019	2018
Other changes (pre-tax) in plan assets and benefit obligations recognized in other comprehensive income:
Net loss (gain)	$559	$59,460	$6,756	$1,122	$(900)	$488
Amortization of net (loss) gain	(12,877)	(14,917)	(1,733)	(2,069)	562	556
Settlements, mergers, sales, and closures	—	—	—	(737)	3,832	—
Prior service cost (credit)	—	—	—	1,446	—	—
Amortization of prior service (cost) credit	1,573	1,573	(333)	(44)	—	—

Total change in other comprehensive income for year	$(10,745)	$46,116	$4,690	$(282)	$3,494	$1,044

The estimated net (loss) gain and prior service cost (credit) for the pension plans that will be amortized from AOCI into net periodic benefit cost in 2020 by PSE include a $18.6 million net loss and a $1.6 million credit, respectively. The estimated net (loss) gain and prior service cost (credit) for the SERP that will be amortized from AOCI into net periodic benefit cost in 2020 is a $2.6 million net loss and a $0.3 million net loss, respectively. The estimated net (loss) gain and prior service cost (credit) for the other postretirement plans that will be amortized from AOCI into net periodic benefit cost in 2020 is a net loss of $0.2 million. For Puget Energy, the overall amounts expected to be amortized from AOCI into net period benefit cost in 2020 is a net loss of $8.4 million.

The aggregate expected contributions by the Company to fund the qualified pension plan, SERP and the other postretirement plans for the year ending December 31, 2020, are expected to be at least $18.0 million, $22.6 million and $0.1 million, respectively.

Assumptions

In accounting for pension and other benefit obligations and costs under the plans, the following weighted-average actuarial assumptions were used by the Company:

	Qualified Pension Benefits			SERP Pension Benefits			Other Benefits
Benefit Obligation Assumptions	2019	2018	2017	2019	2018	2017	2019	2018	2017
Discount rate	3.35%	4.40%	4.00%	3.35%	4.40%	4.00%	3.35%	4.40%	4.00%
Rate of compensation increase	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50
Medical trend rate[1]	—	—	—	—	—	—	N/A	7.60	6.80
Benefit Cost Assumptions
Discount rate	4.40	4.40	4.50	4.40	4.40	4.50	4.40	4.40	4.50
Return on plan assets	7.50	7.50	7.45	—	—	—	7.00	7.00	6.75
Rate of compensation increase	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50	4.50
Medical trend rate[1]	—	—	—	—	—	—	N/A	7.60	9.50

1.

As of December 31, 2019, PSE terminated the previous group retiree medical plan and created an HRA. As a result, medical inflation is no longer applicable in accounting for the related benefit obligation.

The Company has selected the expected return on plan assets based on a historical analysis of rates of return and the Company’s investment mix, market conditions, inflation and other factors. The expected rate of return is reviewed annually based on these factors. The Company’s accounting policy for calculating the market-related value of assets for the Company’s retirement plan is based on a five-year smoothing of asset gains (losses) measured from the expected return on market-related assets. This is a calculated value that recognizes changes in fair value in a systematic and rational manner over five years. The same manner of calculating market-related value is used for all classes of assets, and is applied consistently from year to year.

Puget Energy’s pension and other postretirement benefits income or costs depend on several factors and assumptions, including plan design, timing and amount of cash contributions to the plan, earnings on plan assets, discount rate, expected long-term rate of return, and mortality trends. Changes in any of these factors or assumptions will affect the amount of income or expense that Puget Energy records in its financial statements in future years and its projected benefit obligation. Puget Energy has selected an expected return on plan assets based on a historical analysis of rates of return and Puget Energy’s investment mix, market conditions, inflation and other factors. As required by merger accounting rules, market-related value was reset to market value effective with the merger.

The discount rates were determined by using market interest rate data and the weighted-average discount rate from Citigroup Pension Liability Index Curve. The Company also takes into account in determining the discount rate the expected changes in market interest rates and anticipated changes in the duration of the plan liabilities.

Plan Benefits

The expected total benefits to be paid during the next five years and the aggregate total to be paid for the five years thereafter are as follows:

(Dollars in Thousands)	2020	2021	2022	2023	2024	2025-2029
Qualified Pension total benefits	$45,000	$45,200	$46,200	$47,900	$48,800	$253,400
SERP Pension total benefits	22,604	1,940	5,792	3,663	6,290	21,283
Other Benefits total with Medicare Part D subsidy	843	826	972	937	901	4,053
Other Benefits total without Medicare Part D subsidy	1,055	1,007	972	937	901	4,053

Plan Assets

Plan contributions and the actuarial present value of accumulated plan benefits are prepared based on certain assumptions pertaining to interest rates, inflation rates and employee demographics, all of which are subject to change. Due to uncertainties inherent in the estimations and assumptions process, changes in these estimates and assumptions in the near term may be material to the financial statements.

The Company has a Retirement Plan Committee that establishes investment policies, objectives and strategies designed to balance expected return with a prudent level of risk. All changes to the investment policies are reviewed and approved by the Retirement Plan Committee prior to being implemented.

The Retirement Plan Committee invests trust assets with investment managers who have historically achieved above- median long-term investment performance within the risk and asset allocation limits that have been established. Interim evaluations are routinely performed with the assistance of an outside investment consultant.

To obtain the desired return needed to fund the pension benefit plans, the Retirement Plan Committee has established investment allocation percentages by asset classes as follows:

	Allocation
Asset Class	Minimum	Target	Maximum
Domestic large cap equity	25%	31%	40%
Domestic small cap equity	—	9	15
Non-U.S. equity	10	25	30
Fixed income	15	25	30
Real estate	—	—	10
Absolute return	5	10	15
Cash	—	—	5

Plan Fair Value Measurements

ASC 715, “Compensation – Retirement Benefits” (ASC 715) directs companies to provide additional disclosures about plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures are to disclose the following: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (ii) major categories of plan assets; (iii) inputs and valuation techniques used to measure the fair value of plan assets; (iv) effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets.

ASC 820 allows the reporting entity, as a practical expedient, to measure the fair value of investments that do not have readily determinable fair values on the basis of the net asset value per share of the investment if the net asset value of the investment is calculated in a matter consistent with ASC 946, “Financial Services – Investment Companies”. The standard requires disclosures about the nature and risk of the investments and whether the investments are probable of being sold at amounts different from the net asset value per share.

The following table sets forth by level, within the fair value hierarchy, the qualified pension plan as of December 31, 2019, and 2018:

	Recurring Fair Value Measures			Recurring Fair Value Measures
	December 31, 2019			December 31, 2018
(Dollars in Thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Mutual Funds	$91,658	$—	$91,658	$103,661	$—	$103,661
Common Stock	224,146	—	224,146	177,949	—	177,949
Government Securities	34,916	—	34,916	—	—	—
Corporate Bonds	—	—	—	—	—	—
Cash and cash equivalents	—	150	150	—	702	702

Subtotal	$350,720	$150	$350,870	$281,610	$702	$282,312

Investments measured at NAV[1]			401,668			356,586
Net (payable) receivable			505			1,345

Total assets			$753,043			$640,243

1.

In accordance with ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)”, certain investments that are measured at NAV per share (or its equivalent) are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. Investments measured at NAV primarily consist of common/collective trust funds and two partnerships held as of December 31, 2019, and 2018.

Mesirow Institutional Multi-Strategy Fund Partnership, L.P. utilizes a combination of long and short strategies through investments in investment funds. The major strategy allocations of the investment funds include (1) Investments in debt obligations of public and private entities; typically, in financial duress, and

(2) Investments in equity positions on a global basis utilizing fundamental analysis.

Grosvenor Institutional Partners Fund, L.P invests substantially all of the fund assets available in the Grosvenor Master Fund, a Cayman Islands exempted company which is sponsored, managed and has the same investment objective as the Partnership fund. In addition to the Master Fund, investments are made primarily in offshore investment funds, investment partnerships, and pooled investment vehicles; collectively referred to as Portfolio Funds, which generally implement “nontraditional” or “alternative” investment strategies.

The following table sets forth by level, within the fair value hierarchy, the Other Benefits plan assets which consist of insurance benefits for retired employees, at fair value:

	Recurring Fair Value Measures December 31, 2019			Recurring Fair Value Measures December 31, 2018
(Dollars in Thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:
Mutual fund[1]	$6,201	$—	$6,201	$5,910	$—	$5,910

Investments measured at NAV[2]			88			50

Total assets			$6,289			$5,960

1.

This is a publicly traded balanced mutual fund. The fund seeks regular income, conservation of principal, and an opportunity for long-term growth of principal and income. The fair value is determined by taking the number of shares owned by the plan, and multiplying by the market price as of December 31, 2019, and 2018.

2.

In accordance with ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)”, certain investments are measured at NAV per share (or its equivalent) are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. Investments measured at NAV consist of a common/collective trust fund as of December 31, 2019, and 2018.

(14) Income Taxes

The details of income tax (benefit) expense are as follows:

Puget Energy	Year Ended December 31,
(Dollars in Thousands)	2019	2018	2017
Charged to operating expenses:
Current:
Federal	$9,424	$10,382	$1,127
State	164	263	17
Deferred:
Federal	7,357	19,451	254,420
State	128	(4)	(421)

Total income tax expense	$17,073	$30,092	$255,143

Puget Sound Energy	Year Ended December 31,
(Dollars in Thousands)	2019	2018	2017
Charged to operating expenses:
Current:
Federal	$18,093	$19,283	$1,127
State	570	438	17
Deferred:
Federal	20,485	30,979	210,842
State	—	—	—

Total income tax expense	$39,148	$50,700	$211,986

The following reconciliation compares pre-tax book income at the federal statutory rate of 21.0% in 2019 and 2018 and 35.0% in 2017 to the actual income tax expense in the Statements of Income:

Puget Energy	Year Ended December 31,
(Dollars in Thousands)	2019	2018	2017
Income taxes at the statutory rate	$47,834	$55,800	$148,847

Increase (decrease):
Utility plant differences[1]	$(23,025)	$(25,871)	$—
AFUDC, net	(4,462)	(4,173)	(4,506)
Executive compensation	2,596	4,439	—
Treasury grant amortization	(7,870)	(4,861)	(9,537)
Tax reform	—	—	117,185
Other–net	2,000	4,758	3,154

Total income tax expense	$17,073	$30,092	$255,143

Effective tax rate	7.5%	11.3%	60.0%

Puget Sound Energy	Year Ended December 31,
(Dollars in Thousands)	2019	2018	2017
Income taxes at the statutory rate	$69,735	$77,251	$185,430

Increase (decrease):
Utility plant differences[1]	$(23,025)	$(25,871)	$—
AFUDC, net	(4,462)	(4,173)	(4,506)
Executive Compensation	2,596	4,439	—
Treasury grant amortization	(7,870)	(4,861)	(9,537)
Tax reform	—	—	36,328
Other–net	2,174	3,915	4,271

Total income tax expense	$39,148	$50,700	$211,986

Effective tax rate	11.8%	13.8%	40.0%

1.	Utility plant differences include the reversal of excess deferred taxes using the average rate assumption method in the amount of $27.6 million and $29.8 million in 2019, and 2018, respectively.

The Company’s net deferred tax liability at December 31, 2019, and 2018, is composed of amounts related to the following types of temporary differences:

Puget Energy	At December 31,
(Dollars in Thousands)	2019	2018
Utility plant and equipment	$1,943,730	$1,998,721
Other deferred tax liabilities	133,440	113,051

Subtotal deferred tax liabilities	2,077,170	2,111,772

Net operating loss carryforward	(238,869)	(224,885)
Net regulatory liability for income taxes	(946,179)	(975,974)
Production tax credit carryforward	(67,402)	(121,616)

Subtotal deferred tax assets	(1,252,450)	(1,322,475)

Total net deferred tax liabilities	$824,720	$789,297

Puget Sound Energy	At December 31,
(Dollars in Thousands)	2019	2018
Utility plant and equipment	$1,943,730	$1,998,721
Other, net deferred tax liabilities	47,774	25,880

Subtotal deferred tax liabilities	1,991,504	2,024,601

Net regulatory liability for income taxes	(946,936)	(976,582)
Production tax credit carryforward	(67,405)	(121,616)

Subtotal deferred tax assets	(1,014,341)	(1,098,198)

Total net deferred tax liabilities	$977,163	$926,403

The Company calculates its deferred tax assets and liabilities under ASC 740, “Income Taxes” (ASC 740). ASC 740 requires recording deferred tax balances, at the currently enacted tax rate, on assets and liabilities that are reported differently for income tax purposes than for financial reporting purposes. The utilization of deferred tax assets requires sufficient taxable income in future years. ASC 740 requires a valuation allowance on deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. PSE’s PTC carryforwards expire from 2033 through 2036. Puget Energy’s net operating loss carryforwards expire from 2027 through 2037. Net operating losses generated in 2018 and thereafter have no expiration date. No valuation allowance has been provided for PTC or net operating loss carryforwards.

Federal Income Tax Law Changes

On December 22, 2017, President Trump signed into law legislation referred to as the TCJA. Substantially all of the provisions of the TCJA are effective for taxable years beginning after December 31, 2017. The TCJA includes significant changes to the Internal Revenue Code of 1986 (as amended, the Code), including amendments which significantly change the taxation of business entities and includes specific provisions related to regulated public utilities including PSE. The most significant change that impacts the Company included in the TCJA is the reduction in the corporate federal income tax rate from 35.0% to 21.0% and the limitation of deductibility of executive compensation. The specific provisions related to regulated public utilities in the TCJA generally allow for the continued deductibility of interest expense, the elimination of full expensing for tax purposes of certain property acquired after December 31, 2017, and continues normalization requirements for accelerated depreciation benefits.

Under GAAP, specifically ASC Topic 740, Income Taxes, the tax effects of changes in tax laws must be recognized in the period in which the law is enacted and deferred tax assets and liabilities are to be re-measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. For PSE, the change in deferred taxes is recorded as either an offset to a regulatory asset or liability and is subject to approval by the Washington Commission. For Puget Energy, the change in deferred taxes is recorded as an adjustment to Puget Energy’s income tax expense, which decreased Puget Energy’s net income.

Upon enactment of the TCJA, the Company re-measured its deferred tax assets and liabilities based upon the TCJA’s 21.0% percent corporate federal income tax rate. The corporate tax rate change for PSE is captured in the deferred tax balance with an offset to the regulatory liability for deferred income taxes. The balance of the regulatory deferred tax account at the beginning of 2017, before tax reform, was a $71.5 million asset. As a result of tax reform, the balance was a liability of $1,012.3 million. Since PSE is in a net regulatory liability position with respect to these income tax matters, PSE netted the regulatory asset for deferred income taxes against the regulatory liability for deferred income taxes. Under the normalization requirements continued by the TCJA, $919.8 million of the net regulatory liability related to certain accelerated tax depreciation benefits is to be reversed over the remaining lives of the related assets using ARAM. The remainder of the net regulatory liability of $91.9 million is available for PSE and the Washington Commission regulatory process to determine how the amounts will be refunded to customers. PSE requested to delay the impact of tax reform in an accounting petition which was filed with the Washington Commission on December 29, 2017. For further details regarding PSE’s ERF and Accounting Petition, see Note 4, “Regulation and Rates” to the consolidated financial statements included in Item 8 of this report. In 2019 and 2018, the Company reversed excess deferred taxes for plant-related items using ARAM in the amount of $27.6 million and $29.8 million, respectively.

The impact of the TCJA to income tax expense as of December 31, 2017, was $36.3 million of which $3.0 million relates to deferred tax balances that are not subject to regulatory treatment. In addition, $33.3 million relates to the revaluation of the deferred tax for regulatory liability on PTC balances. The regulatory liability owed to customers for PTCs, which previously reduced revenue upon generation of the PTCs, was also revalued at the new rate of 21.0%. The change in the liability owed to customers for PTCs increased revenue by $51.2 million, which increased tax expense by $17.9 million, to reverse the initial deferral. The changes in the deferred tax and the liability owed to customers for PTCs had no impact on net income. Incrementally, Puget Energy increased its tax expense by $80.9 million primarily due to the revaluation of Puget Energy’s net deferred tax asset on its net operating loss carryforward.

The staff of the US Securities and Exchange Commission (SEC) has recognized the complexity of reflecting the impacts of the TCJA and on December 22, 2017, issued guidance in Staff Accounting Bulletin 118 (SAB 118). The guidance clarifies accounting for income taxes under ASC 740 if information is not yet available or complete and provides for up to a one year period in which to complete the required analysis and accounting (the measurement period). The Company completed the required analysis and accounting for the effects of the TCJA’s enactment and did not identify any additional adjustments required.

Unrecognized Tax Benefits

The Company accounts for uncertain tax positions under ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740 requires the use of a two-step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. First, a tax position should only be recognized when it is more likely than not, based on technical merits, that the position will be sustained upon challenge by the taxing authorities and taken by management to the court of last resort. Second, a tax position that meets the recognition threshold should be measured at the largest amount that has a greater than 50.0% likelihood of being sustained.

As of December 31, 2019, and 2018, the Company had no material unrecognized tax benefits. As a result, no interest or penalties were accrued for unrecognized tax benefits during the year.

The Company has open tax years from 2016 through 2019. The Company classifies interest as interest expense and penalties as other expense in the financial statements.

(15)	Litigation

From time to time, the Company is involved in litigation or legislative rulemaking proceedings relating to its operations in the normal course of business. The following is a description of pending proceedings that are material to PSE’s operations:

Colstrip

PSE has a 50% ownership interest in Colstrip Units 1 and 2 and a 25% interest in each of Colstrip Units 3 and 4. In March 2013, the Sierra Club and the Montana Environmental Information Center filed a Clean Air Act citizen suit against all Colstrip owners in the U.S. District Court, District of Montana. In July 2016, PSE reached a settlement with the Sierra Club to dismiss all of the Clean Air Act allegations against the Colstrip Generating Station, which was approved by the court in September 2016. As part of the settlement that was signed by all Colstrip owners, Colstrip 1 and 2 owners, PSE and Talen Energy Corporation (Talen), agreed to retire the two oldest units (Units 1 and 2) at Colstrip in eastern Montana no later than July 1, 2022. Depreciation rates were updated in the GRC effective December 19, 2017, where PSE’s depreciation increased for Colstrip Units 1 and 2 to recover plant costs to the expected shutdown date. Additionally, PSE has accelerated the depreciation of Colstrip Units 3 and 4, per the terms of the GRC settlement, to December 31, 2027. The GRC also repurposed PTCs and hydro-related treasury grants to recover unrecovered plant costs and to fund and recover decommissioning and remediation costs for Colstrip Units 1 through 4.

Consistent with a June 2019 announcement, Talen permanently shut down Units 1 and 2 at the end of the year due to operational losses associated with the Units. Colstrip Units 1 and 2 were retired effective December 31, 2019. The Washington Clean Energy Transition Act requires the Washington Commission to provide recovery of the investment, decommissioning, and remediation costs associated with the facilities that are not recovered through the repurposed PTC’s and hydro-related treasury grants. The full scope of decommissioning activities and costs may vary from the estimates that are available at this time.

On December 10, 2019, PSE announced its intention to sell its interest in Colstrip Unit 4 to NorthWestern Energy for $1. Under this agreement, PSE would retain its obligation to fund 25% of the environmental remediation and decommissioning costs associated with Unit 4 during PSE’s operation. The agreement is subject to approval by the Washington Commission and the Montana Public Service Commission. Additionally, PSE has agreed to enter into a power purchase agreement with NorthWestern Energy for 90 MW through 2025 to facilitate the transition, and sell a portion of its dedicated Colstrip transmission system, conditioned upon regulatory approval. PSE expects external parties to intervene on the contingent purchase agreement for Colstrip Unit 4. For accounting purposes, management has evaluated the applicable held for sale criteria as of December 31, 2019, and determined that these criteria were not met. As such, Unit 4 is classified as Electric Utility Plant on the balance sheet, see Note 6, “Utility Plant,” to the consolidated financial statements included in Item 8 of this report.

Regional Haze Rule

In January 2017, the EPA published revisions to the Regional Haze Rule. Among other things, these revisions delayed new Regional Haze review from 2018 to 2021, however the end date will remain 2028. In January 2018, the EPA announced that it was reconsidering certain aspects of these revisions and PSE is unable to predict the outcome. Challenges to the 2017 Regional Haze Revision Rule are pending in abeyance in the U.S. Court of Appeals for the D.C. Circuit, pending resolution of the EPA’s reconsideration of the rule.

Clean Air Act 111(d)/EPA Affordable clean Energy Rule

In June 2014, the EPA issued a proposed Clean Power Plan (CPP) rule under Section 111(d) of the Clean Air Act designed to regulate GHG emissions from existing power plants. The proposed rule includes state-specific goals and guidelines for states to develop plans for meeting these goals. The EPA published a final rule in October 2015. In March 2017, then EPA Administrator, Scott Pruitt, signed a notice of withdrawal of the proposed CPP federal plan and model trading rules and, in October 2017, the EPA proposed to repeal the CPP rule.

In August 2018, the EPA proposed the Affordable Clean Energy (ACE) rule, pursuant to Section 111(d) of the Clean Air Act.. The ACE rule was finalized in June 2019, and establishes emission guidelines for states to develop plans to address greenhouse gas emissions from existing coal-fired plants. Compliance plans under ACE are due July 2020, and compliance generally required by July 2024. PSE is evaluating the final ACE rule to determine its impact on operations pending the outcome of the proposed Colstrip Unit 4 sale to NorthWestern Energy.

Washington Clean Air Rule

The CAR was adopted in September 2016, in Washington State and attempts to reduce greenhouse gas emissions from “covered entities” located within Washington State. Included under the new rule are large manufacturers, petroleum producers and natural gas utilities, including PSE. The CAR sets a cap on emissions associated with covered entities, which decreases over time approximately 5.0% every three years. Entities must reduce their carbon emissions, or purchase emission reduction units (ERUs), as defined under the rule, from others.

In September 2016, PSE, along with Avista Corporation, Cascade Natural Gas Corporation and NW Natural, filed a lawsuit in the U.S. District Court for the Eastern District of Washington challenging the CAR. In September 2016, the four companies filed a similar challenge to the CAR in Thurston County Superior Court. In March 2018, the Thurston County Superior Court invalidated the CAR. The Department of Ecology appealed the Superior Court decision in May 2018. As a result of the appeal, direct review to the Washington State Supreme Court was granted and oral argument was held on March 16, 2019. In January 2020, the Washington Supreme Court affirmed that CAR is not valid for “indirect emitters” meaning it does not apply to the sale of natural gas for use by customers. The court ruled, however, that the rule can be severed and is valid for direct emitters including electric utilities with permitted air emission sources, but remanded the case back to the Thurston County to determine which parts of the rule survive. Meanwhile, the federal court litigation has been held in abeyance pending resolution of the state case.

(16)	Commitments and Contingencies

For the year ended December 31, 2019, approximately 10.2% of the Company’s energy output was obtained at an average cost of approximately $0.033 per Kilowatt Hour (kWh) through long-term contracts with three of the Washington Public Utility Districts (PUDs) that own hydroelectric projects on the Columbia River. The purchase of power from the Columbia River projects is on a pro rata share basis under which the Company pays a proportionate share of the annual debt service, operating and maintenance costs and other expenses associated with each project, in proportion to the contractual share of power that PSE obtains from that project. In these instances, PSE’s payments are not contingent upon the projects being operable; therefore, PSE is required to make the payments even if power is not delivered. These projects are financed substantially through debt service payments and their annual costs should not vary significantly over the term of the contracts unless additional financing is required to meet the costs of major maintenance, repairs or replacements, or license requirements. The Company’s share of the costs and the output of the projects is subject to reduction due to various withdrawal rights of the PUDs and others over the contract lives.

The Company’s expenses under these PUD contracts were as follows for the years ended December 31, :

(Dollars in Thousands)	2019	2018	2017
PUD contract costs	$87,135	$80,165	$73,827

As of December 31, 2019, the Company purchased portions of the power output of the PUDs’ projects as set forth in the following table:

	Company’s Current Share of
	(Dollars in Thousands)		Contract Expiration	Percent of Output	2020 Debt Megawatt Capacity	Interest included in 2020 Debt Estimated 2020 Costs	Service Costs
Chelan County PUD:
Rock Island Project	2031	25.0%	156	$34,180	$11,499	$5,681	$96,956
Rocky Reach Project	2031	25.0	325	31,190	4,940	2,129	33,317
Douglas County PUD:
Wells Project[1]	2028	27.1	228	43,004	—	—	—
Grant County PUD:
Priest Rapids Development	2052	0.6	6	1,831	1,085	586	12,793
Wanapum Development	2052	0.6	7	1,831	1,085	586	12,793

Total			722	$112,036	$18,609	$8,982	$155,859

1.	In March 2017, PSE entered a new PPA with Douglas County PUD for Wells Project output that begins upon expiration of the existing contract on August 31, 2018, and continues through September 30, 2028.

The following table summarizes the Company’s estimated payment obligations for power purchases from the Columbia River projects, electric portfolio contracts and electric wholesale market transactions. These contracts have varying terms and may include escalation and termination provisions.

(Dollars in Thousands)	2020	2021	2022	2023	2024	Thereafter	Total
Columbia River projects	$121,680	$111,125	$103,879	$103,377	$102,976	$609,912	$1,152,949
Electric portfolio contracts	263,940	300,795	302,838	307,888	315,593	969,383	2,460,437
Electric wholesale market transactions	188,822	24,901	3,190	—	—	—	216,913

Total	$574,442	$436,821	$409,907	$411,265	$418,569	$1,579,295	$3,830,299

Total purchased power contracts provided the Company with approximately 12.5 million, 14.1 million and 14.5 million MWhs of firm energy at a cost of approximately $550.6 million, $508.2 million and $456.4 million for the years 2019, 2018, and 2017, respectively.

Natural Gas Supply Obligations

The Company has entered into various firm supply, transportation and storage service contracts in order to ensure adequate availability of natural gas supply for its customers and generation requirements. The Company contracts for its long-term natural gas supply on a firm basis, which means the Company has a 100% daily take obligation and the supplier has a 100% daily delivery obligation to ensure service to PSE’s customers and generation requirements. The transportation and storage contracts, which have remaining terms from 1 year to 25 years, provide that the Company must pay a fixed demand charge each month, regardless of actual usage. The Company incurred demand charges for 2019 for firm transportation, storage and peaking services for its natural gas customers of $125.1 million. The Company incurred demand charges in 2019 for firm transportation and storage services for the natural gas supply for its combustion turbines in the amount of $51.2 million.

The following table summarizes the Company’s obligations for future natural gas supply and demand charges through the primary terms of its existing contracts. The quantified obligations are based on the FERC and CER (Canadian Energy Regulator) currently authorized rates, which are subject to change.

Natural Gas Supply and Demand Charge Obligations (Dollars in Thousands)	2020	2021	2022	2023	2024	Thereafter	Total
Natural gas portfolio contracts	$273,263	$196,806	$178,208	$148,165	$82,509	$—	$878,951
Firm transportation service	176,741	173,133	172,190	161,508	116,842	828,136	1,628,550
Firm storage service	8,954	4,503	3,014	853	140	213	17,677

Total	$458,958	$374,442	$353,412	$310,526	$199,491	$828,349	$2,525,178

Service Contracts

The following table summarizes the Company’s estimated obligations for service contracts through the terms of its existing contracts.

Service Contract Obligations (Dollars in Thousands)	2020	2021	2022	2023	2024	Thereafter	Total
Energy production service contracts	$28,474	$29,219	$29,923	$30,645	$31,400	$141,817	$291,478
Automated meter reading system	43,971	44,849	45,526	46,218	46,926	96,149	323,639

Total	$72,445	$74,068	$75,449	$76,863	$78,326	$237,966	$615,117

Other Commitments and Contingencies

For information regarding PSE’s environmental remediation obligations, see Note 4, “Regulation and Rates,” to the consolidated financial statements included in Item 8 of this report.

(17) Related Party Transactions

The Company identified no material related party transactions during the year ended December 31, 2019 and December 31, 2018.

(18) Segment Information

Puget Energy and PSE operate one reportable segment referred to as the regulated utility segment. Puget Energy’s regulated utility operation generates, purchases and sells electricity and purchases, transports and sells natural gas. The service territory of PSE covers approximately 6,000 square miles in the state of Washington.

(19) Accumulated Other Comprehensive Income (Loss)

The following tables present the changes in the Company’s (loss) AOCI by component for the years ended December 31, 2019, 2018, and 2017, respectively:

Puget Energy Changes in AOCI, net of tax (Dollars in Thousands)	Net unrealized gain (loss) and prior service cost on pension plans	Total
Balance at December 31, 2016	$(33,712)	$(33,712)

Other comprehensive income (loss) before reclassifications	10,251	10,251
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	(821)	(821)

Net current-period other comprehensive income (loss)	9,430	9,430

Balance at December 31, 2017	$(24,282)	$(24,282)

Other comprehensive income (loss) before reclassifications	(48,870)	(48,870)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	1,180	1,180
Reclassification of stranded taxes to retained earnings due to tax reform	(5,230)	(5,230)

Net current-period other comprehensive income (loss)	(52,920)	(52,920)

Balance at December 31, 2018	$(77,202)	$(77,202)

Other comprehensive income (loss) before reclassifications	(7,337)	(7,337)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	390	390

Net current-period other comprehensive income (loss)	(6,947)	(6,947)

Balance at December 31, 2019	$(84,149)	$(84,149)

Puget Sound Energy Changes in AOCI, net of tax (Dollars in Thousands)	Net unrealized gain (loss) and prior service cost on pension plans	Net unrealized gain (loss) on treasury interest rate swaps	Total
Balance at December 31, 2016	$(140,155)	$(5,356)	$(145,511)

Other comprehensive income (loss) before reclassifications	10,200	—	10,200
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	8,088	317	8,405

Net current-period other comprehensive income (loss)	18,288	317	18,605

Balance at December 31, 2017	$(121,867)	$(5,039)	$(126,906)

Other comprehensive income (loss) before reclassifications	(48,802)	—	(48,802)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	11,772	385	12,157
Reclassification of stranded taxes to retained earnings due to tax reform	(26,233)	(1,100)	(27,333)

Net current-period other comprehensive income (loss)	(63,263)	(715)	(63,978)

Balance at December 31, 2018	$(185,130)	$(5,754)	$(190,884)

Other comprehensive income (loss) before reclassifications	(8,096)	—	(8,096)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	10,118	385	10,503

Net current-period other comprehensive income (loss)	2,022	385	2,407

Balance at December 31, 2019	$(183,108)	$(5,369)	$(188,477)

Details about the reclassifications out of AOCI (loss) for the years ended December 31, 2019, 2018, and 2017, respectively, are as follows:

Puget Energy
(Dollars in Thousands)
Details about accumulated other comprehensive income (loss) components	Affected line item in the statement where net income (loss) is presented	Amount reclassified from accumulated other comprehensive income (loss)
		2019	2018	2017
Net unrealized gain (loss) and prior service cost on pension plans:
Amortization of prior service cost	(a)	$1,648	$1,937	$1,938
Amortization of net gain (loss)	(a)	(2,142)	(3,431)	(675)

	Total before tax	$(494)	$(1,494)	$1,263
	Tax (expense) or benefit	104	314	(442)

	Net of Tax	(390)	(1,180)	821

Total reclassification for the period	Net of Tax	$(390)	$(1,180)	$821

(a)

These AOCI components are included in the computation of net periodic pension cost, see Note 13, “Retirement Benefits,” to the consolidated financial statements included in item 8 of this report for additional details.

Puget Sound Energy
(Dollars in Thousands)
Details about accumulated other comprehensive income (loss) components	Affected line item in the statement where net income (loss) is presented	Amount reclassified from accumulated other comprehensive income (loss)
		2019	2018	2017
Net unrealized gain (loss) and prior service cost on pension plans:
Amortization of prior service cost	(a)	$1,240	$1,529	$1,529
Amortization of net gain (loss)	(a)	(14,048)	(16,430)	(13,972)

	Total before tax	$(12,808)	$(14,901)	$(12,443)
	Tax (expense) or benefit	2,690	3,129	4,355
	Net of tax	$(10,118)	$(11,772)	$(8,088)

Net unrealized gain (loss) on treasury interest rate swaps:
Interest rate contracts	Interest expense	(487)	(487)	(488)

	Tax (expense) or benefit	102	102	171
	Net of Tax	$(385)	$(385)	$(317)

Total reclassification for the period	Net of Tax	$(10,503)	$(12,157)	$(8,405)

(a)

These AOCI components are included in the computation of net periodic pension cost, see Note 13, “Retirement Benefits,” to the consolidated financial statements included in item 8 of this report for additional details

PART I	FINANCIAL INFORMATION

Item 1.	Financial Statements

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating revenue:
Electric	$468,366	$510,742	$1,137,456	$1,309,670
Natural gas	177,609	153,457	548,640	458,125
Other	5,704	6,731	11,713	17,974

Total operating revenue	651,679	670,930	1,697,809	1,785,769

Operating expenses:
Energy costs:
Purchased electricity	125,487	124,001	291,229	394,703
Electric generation fuel	32,974	37,601	96,598	114,800
Residential exchange	(16,167)	(15,972)	(40,801)	(41,135)
Purchased natural gas	61,257	41,116	216,133	140,503
Unrealized (gain) loss on derivative instruments, net	(12,162)	30,332	36,379	15,145
Utility operations and maintenance	148,120	149,424	303,042	307,379
Non-utility expense and other	15,841	10,620	28,803	24,377
Depreciation & amortization	136,865	164,715	301,681	345,412
Conservation amortization	20,321	20,029	47,714	53,315
Taxes other than income taxes	68,793	69,949	174,297	178,695

Total operating expenses	581,329	631,815	1,455,075	1,533,194

Operating income(loss)	70,350	39,115	242,734	252,575
Other income (expense):
Other income	16,576	15,439	30,635	29,003
Other expense	(8,468)	(1,825)	(10,750)	(3,601)
Interest charges:
AFUDC	3,914	3,570	7,557	6,920
Interest expense	(106,793)	(87,770)	(195,677)	(175,786)

Income (loss) before income taxes	(24,421)	(31,471)	74,499	109,111

Income tax (benefit) expense	(1,188)	1,481	2,796	9,909

Net income (loss)	$(23,233)	$(32,952)	$71,703	$99,202

The accompanying notes are an integral part of the financial statements.

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(23,233)	$(32,952)	$71,703	$99,202

Other comprehensive income (loss):
Net unrealized gain (loss) from pension and postretirement plans, net of tax of $433, $25, $1,806 and $50, respectively	1,630	91	6,800	183

Other comprehensive income (loss)	1,630	91	6,800	183

Comprehensive income (loss)	$(21,603)	$(32,861)	$78,503	$99,385

The accompanying notes are an integral part of the financial statements.

PUGET ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

ASSETS

	June 30,	December 31,
	2020	2019
Utility plant (at original cost, including construction work in progress of $720,680 and $591,199 respectively):
Electric plant	$8,999,303	$8,811,889
Natural gas plant	4,078,221	3,916,040
Common plant	1,093,033	1,096,649
Less: Accumulated depreciation and amortization	(3,460,359)	(3,236,240)

Net utility plant	10,710,198	10,588,338

Other property and investments:
Goodwill	1,656,513	1,656,513
Other property and investments	313,557	286,975

Total other property and investments	1,970,070	1,943,488

Current assets:
Cash and cash equivalents	27,434	45,259
Restricted cash	28,777	20,887
Accounts receivable, net of allowance for doubtful accounts of $10,899 and $8,294, respectively	235,712	316,352
Unbilled revenue	116,225	224,657
Materials and supplies, at average cost	131,521	115,684
Fuel and natural gas inventory, at average cost	51,290	52,083
Unrealized gain on derivative instruments	27,419	23,626
Prepaid expense and other	27,675	27,504
Power contract acquisition adjustment gain	10,865	9,067

Total current assets	656,918	835,119

Other long-term and regulatory assets:
Power cost adjustment mechanism	62,269	41,745
Purchased gas adjustment receivable	86,933	132,766
Regulatory assets related to power contracts	12,678	14,146
Other regulatory assets	683,345	673,021
Unrealized gain on derivative instruments	7,124	7,682
Power contract acquisition adjustment gain	90,978	147,530
Operating lease right-of-use asset	179,658	183,048
Other	87,840	92,980

Total other long-term and regulatory assets	1,210,825	1,292,918

Total assets	$14,548,011	$14,659,863

The accompanying notes are an integral part of the financial statements.

PUGET ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

CAPITALIZATION AND LIABILITIES

	June 30, 2020	December 31, 2019
Capitalization
Common shareholder’s equity:
Common stock $0.01 par value, 1,000 shares authorized, 200 shares outstanding	$—	$—
Additional paid-in capital	3,308,957	3,308,957
Retained earnings	802,130	775,491
Accumulated other comprehensive income (loss), net of tax	(77,349)	(84,149)

Total common shareholder’s equity	4,033,738	4,000,299

Long-term debt:
First mortgage bonds and senior notes	4,212,000	4,212,000
Pollution control bonds	161,860	161,860
Long-term debt	2,234,000	1,758,100
Debt discount issuance costs and other	(211,330)	(211,635)

Total long-term debt	6,396,530	5,920,325

Total capitalization	10,430,268	9,920,624

Current liabilities:
Accounts payable	270,947	325,913
Short-term debt	140,000	176,000
Current maturities of long-term debt	2,412	452,412
Accrued expenses:
Taxes	93,973	99,979
Salaries and wages	41,395	50,091
Interest	74,927	74,855
Unrealized loss on derivative instruments	29,769	13,428
Power contract acquisition adjustment loss	2,197	2,418
Operating lease liabilities	16,609	15,862
Other	83,714	107,809

Total current liabilities	755,943	1,318,767

Other long-term and regulatory liabilities:
Deferred income taxes	843,384	824,720
Unrealized loss on derivative instruments	34,172	12,693
Regulatory liabilities	719,587	730,879
Regulatory liability for deferred income taxes	931,063	946,179
Regulatory liabilities related to power contracts	101,843	156,597
Power contract acquisition adjustment loss	10,481	11,728
Operating lease liabilities	170,250	174,327
Other deferred credits	551,020	563,349

Total long-term and regulatory liabilities	3,361,800	3,420,472

Commitments and contingencies (Note 8)

Total capitalization and liabilities	$14,548,011	$14,659,863

The accompanying notes are an integral part of the financial statements.

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER’S EQUITY

(Dollars in Thousands)

(Unaudited)

	Common Stock		Additional Paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount
Balance at December 31, 2018	200	$—	$3,308,957	$629,003	$(77,202)	$3,860,758
Net income (loss)	—	—	—	132,154	—	132,154
Common stock dividend paid	—	—	—	(35,994)	—	(35,994)
Other comprehensive income (loss)	—	—	—	—	92	92

Balance at March 31, 2019	200	$—	$3,308,957	$725,163	$(77,110)	$3,957,010

Net income (loss)	—	—	—	(32,952)	—	(32,952)
Common stock dividend paid	—	—	—	(83)	—	(83)
Other comprehensive income (loss)	—	—	—	—	91	91

Balance at June 30, 2019	200	$—	$3,308,957	$692,128	$(77,019)	$3,924,066

Balance at December 31, 2019	200	$—	$3,308,957	$775,491	$(84,149)	$4,000,299
Net income (loss)	—	—	—	94,936	—	94,936
Common stock dividend paid	—	—	—	(22,645)	—	(22,645)
Other comprehensive income (loss)	—	—	—	—	5,170	5,170

Balance at March 31, 2020	200	$—	$3,308,957	$847,782	$(78,979)	$4,077,760

Net income (loss)	—	—	—	(23,233)	—	(23,233)
Common stock dividend paid	—	—	—	(22,419)	—	(22,419)
Other comprehensive income (loss)	—	—	—	—	1,630	1,630

Balance at June 30, 2020	200	$—	$3,308,957	$802,130	$(77,349)	$4,033,738

The accompanying notes are an integral part of the consolidated financial statements.

PUGET ENERGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Operating activities:
Net Income (loss)	$71,703	$99,202
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	301,681	345,412
Conservation amortization	47,714	53,315
Deferred income taxes and tax credits, net	1,741	2,248
Net unrealized (gain) loss on derivative instruments	36,379	15,145
(Gain) or loss on extinguishment of debt	13,546	—
AFUDC – equity	(11,668)	(6,591)
Production tax credit utilization	(14,470)	(41,111)
Other non-cash	696	7,427
Regulatory assets and liabilities	(71,268)	(19,061)
Purchased gas adjustment	45,833	(144,917)
Other long term assets and liabilities	(11,114)	(13,238)
Change in certain current assets and liabilities:
Accounts receivable and unbilled revenue	189,072	203,174
Materials and supplies	(15,837)	(3,769)
Fuel and natural gas inventory	793	(5,338)
Prepayments and other	(171)	(85)
Purchased gas adjustment	—	9,921
Accounts payable	(54,136)	(179,533)
Taxes payable	(6,006)	(20,798)
Other	(28,226)	(10,692)

Net cash provided by (used in) operating activities	496,262	290,711

Investing activities:
Construction expenditures – excluding equity AFUDC	(438,477)	(470,335)
Other	104	(3,977)

Net cash provided by (used in) investing activities	(438,373)	(474,312)

Financing activities:
Change in short-term debt, net	(36,000)	160,703
Dividends paid	(45,064)	(36,077)
Proceeds from long-term debt and bonds issued	644,690	20,000
Redemption of bonds and notes	(450,000)	—
Repayment of term loan and revolving credit	(174,100)	—
Other	(7,350)	7,411

Net cash provided by (used in) financing activities	(67,824)	152,037

Net increase (decrease) in cash, cash equivalents, and restricted cash	(9,935)	(31,564)
Cash, cash equivalents, and restricted cash at beginning of period	66,146	55,562

Cash, cash equivalents, and restricted cash at end of period	$56,211	$23,998

Supplemental cash flow information:
Cash payments for interest (net of capitalized interest)	$169,832	$165,863
Cash payments (refunds) for income taxes	—	5,376
Non-cash financing and investing activities:
Accounts payable for capital expenditures eliminated from cash flows	$57,498	$73,757
Reclassification of Colstrip from utility plant to a regulatory asset (Note 8)	—	(47,516)

The accompanying notes are an integral part of the financial statements.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(1)	Summary of Consolidation and Significant Accounting Policy

Basis	of Presentation

Puget Energy is an energy services holding company that owns Puget Sound Energy. PSE is a public utility incorporated in the state of Washington that furnishes electric and natural gas services in a territory covering approximately 6,000 square miles, primarily in the Puget Sound region. Puget Energy also has a wholly-owned non-regulated subsidiary, Puget LNG, LLC, (Puget LNG) which has the sole purpose of owning, developing and financing the non-regulated activity of the Tacoma LNG facility, currently under construction. PSE and Puget LNG are considered related parties with similar ownership by Puget Energy. Therefore, capital and operating costs that are incurred by PSE and allocated to Puget LNG are related party transactions by nature.

In 2009, Puget Holdings, LLC (Puget Holdings), owned by a consortium of long-term infrastructure investors, completed its merger with Puget Energy (the merger). As a result of the merger, all of Puget Energy’s common stock is indirectly owned by Puget Holdings. The acquisition of Puget Energy was accounted for in accordance with FASB ASC 805, “Business Combinations”, as of the date of the merger. ASC 805 requires the acquirer to recognize and measure identifiable assets acquired and liabilities assumed at fair value as of the merger date.

The consolidated financial statements of Puget Energy reflect the accounts of Puget Energy and its subsidiaries. PSE’s consolidated financial statements include the accounts of PSE and its subsidiary. Puget Energy and PSE are collectively referred to herein as “the Company”. The consolidated financial statements are presented after elimination of all significant intercompany items and transactions. PSE’s consolidated financial statements continue to be accounted for on a historical basis and do not include any ASC 805, “Business Combinations” purchase accounting adjustments. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments—Credit Losses (ASC 326) which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including trade receivables, loan receivables, and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. The only financial assets within the scope of ASU 2016-13 for the Company are trade receivables.

The Company adopted ASU 2016-13 using the modified retrospective method. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company did not record an adjustment to retained earnings as of January 1, 2020, for the cumulative effect of adopting ASU 2016-13, as the impact was immaterial.

Management measures expected credit losses on trade receivables on a collective basis by receivable type, which include electric retail receivables, gas retail receivables, and electric wholesale receivables. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The following table presents the activity in the allowance for credit losses for accounts receivable for the six months ending June 30, 2020:

Puget Energy and Puget Sound Energy

(Dollars in Thousands)	June 30, 2020
Allowance for credit losses:
Beginning balance	$8,294
Provision for credit loss expense	9,762
Receivables charged-off	(7,157)

Total ending allowance balance	$10,899

Tacoma LNG Facility

In August 2015, PSE filed a proposal with the Washington Utilities and Transportation Commission (Washington Commission) to develop an LNG facility at the Port of Tacoma. Currently under construction at the Port of Tacoma, the facility is expected to be operational in 2021. The Tacoma LNG facility is designed to provide peak-shaving services to PSE’s natural gas customers. By storing surplus natural gas, PSE is able to meet the requirements of peak consumption. LNG will also provide fuel to transportation customers, particularly in the marine market. On January 24, 2018, Puget Sound Clean Air Agency (PSCAA) determined a Supplemental Environmental Impact Statement (SEIS) was necessary in order to rule on the air quality permit for the facility. As a result of requiring a SEIS, the Company’s construction schedule was impacted. PSE received the SEIS which concluded the LNG facility would result in a net decrease in greenhouse gas (GHG) emissions providing, in part, that the natural gas for the facility was sourced from British Columbia or Alberta. On December 10, 2019, the PSCAA approved the Notice of Construction permit, a decision which has been appealed to the Washington Pollution Control Hearings Board by each of the Puyallup Tribe of Indians and nonprofit law firm Earthjustice.

If delayed, the construction schedule and costs may be adversely impacted. Pursuant to an order by the Washington Commission, PSE will be allocated approximately 43.0% of common capital and operating costs, consistent with the regulated portion of the Tacoma LNG facility. The remaining 57.0% of common capital and operating costs of the Tacoma LNG facility will be allocated to Puget LNG. Per this allocation of costs, $224.5 million and $199.9 million of construction work in progress related to Puget LNG’s portion of the Tacoma LNG facility is reported in the Puget Energy “Other property and investments” line item as of June 30, 2020, and December 31, 2019, respectively. Additionally, $0.7 million of operating costs are reported in the Puget Energy “Non-utility expense and other” financial statement line item for each of the six months ended June 30, 2020, and June 30, 2019, respectively. Additionally, $185.1 million and $162.8 million of construction work in progress related to PSE’s portion of the Tacoma LNG facility is reported in the PSE “Utility plant—Natural gas plant” financial statement line item as of June 30, 2020, and December 31, 2019, respectively, as PSE is a regulated entity.

(2)	New Accounting Pronouncements Credit Losses

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in the update change how entities account for credit losses on receivables and certain other assets. The guidance requires use of a current expected loss model, which may result in earlier recognition of credit losses than under previous accounting standards. ASU 2016-13 is effective for interim and annual periods beginning on or after December 15, 2019. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including trade receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance and net investments in leases recognized by a lessor in accordance with Topic 842.

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning after January 1, 2020, are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. Upon implementation as of January 1, 2020, the impact was immaterial and the Company did not record a transition adjustment to retained earnings.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this update as of January 1, 2020, and it impacted Note 5, “Fair Value Measurements”. As the amendment contemplates changes in disclosures only, it has no material impact on the Company’s results of operations, cash flows, or consolidated balance sheets.

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (Issued March 2020): ASU 2020-04 provides temporary optional expedients and exceptions to the current guidance on contract modifications to ease the financial reporting burdens related to the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The Company has term loans, credit agreements, and promissory notes that reference LIBOR. As of June 30, 2020, the Company has not utilized any of the expedients discussed within this ASU, however, it continues to assess other agreements to determine if LIBOR is included and if the expedients would be utilized through the allowed period of December 2022.

Accounting Standards Issued but Not Yet Adopted

Retirement Benefits

In August 2018, the FASB issued ASU 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans through added, removed, and clarified requirements of relevant disclosures.

The amendments in this update are effective for fiscal years ending after December 15, 2020, for public business entities and for fiscal years ending after December 15, 2021, for all other entities. Accordingly, the Company will implement this update as of December 31, 2020 on a retrospective basis to all periods presented. The Company is in the process of evaluating potential impacts of these amendments to the required annual retirement benefits disclosures.

(3)	Revenue

The following table presents disaggregated revenue from contracts with customers, and other revenue by major source:

Puget Energy and Puget Sound Energy

(Dollars in Thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue from contracts with customers:
Electric retail	$433,112	$463,219	$1,040,805	$1,100,408
Natural gas retail	168,117	145,222	533,753	467,782
Other	34,495	36,546	77,378	172,595

Total revenue from contracts with customers	635,724	644,987	1,651,936	1,740,785

Alternative revenue programs	19,750	4,351	20,900	(20,880)
Other non-customer revenue	(3,795)	21,592	24,973	65,864

Total operating revenue	$651,679	$670,930	$1,697,809	$1,785,769

Revenue at PSE is recognized when performance obligations under the terms of a contract or tariff with our customers are satisfied. Performance obligations are satisfied generally through performance of PSE’s obligation over time or with transfer of control of electric power, natural gas, and other revenue from contracts with customers. Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods and services.

Electric and Natural Gas Retail Revenue

Electric and natural gas retail revenue consists of tariff-based sales of electricity and natural gas to PSE’s customers. For tariff contracts, PSE has elected the portfolio approach practical expedient model to apply the revenue from contracts with customers to groups of contracts. The Company determined that the portfolio approach will not differ from considering each contract or performance obligation separately. Electric and natural gas tariff contracts include the performance obligation of standing ready to perform electric and natural gas services. The electricity and natural gas the customer chooses to consume is considered an option and is recognized over time using the output method when the customer simultaneously consumes the electricity or natural gas. PSE has elected the right to invoice practical expedient for unbilled retail revenue. The obligation of standing ready to perform electric service and the consumption of electricity and natural gas at market value implies a right to consideration for performance completed to date. The Company believes that tariff prices approved by the Washington Commission represent stand-alone selling prices for the performance obligations under ASC 606. PSE collects Washington State excise taxes (which are a component of general retail customer rates) and municipal taxes and presents the taxes on a gross basis, as PSE is the taxpayer for those excise and municipal taxes.

Other Revenue from Contracts with Customers

Other revenue from contracts with customers is primarily comprised of electric transmission, natural gas transportation, biogas, and wholesale revenue sold on an intra-month basis.

Electric Transmission and Natural Gas Transportation Revenue

Transmission and transportation tariff contracts include the performance obligation to transmit and transport electricity or natural gas. Transfer of control and recognition of revenue occurs over time as the customer simultaneously receives the transmission and transportation services. Measurement of satisfaction of this performance obligation is determined using the output method. Similar to retail revenue, the Company utilizes the right to invoice practical expedient as PSE’s right to consideration is tied directly to the value of power and natural gas transmitted and transported each month. The price is based on the tariff rates that were approved by the Washington Commission or the FERC and, therefore, corresponds directly to the value to the customer for performance completed to date.

Biogas

Biogas is a renewable natural gas fuel that PSE purchases and sells along with the renewable green attributes derived from the renewable natural gas. Biogas contracts include the performance obligations of biogas and renewable credit delivery upon PSE receiving produced biogas from its supplier. Transfer of control and recognition of revenue occurs at a point in time as biogas is considered a storable commodity and may not be consumed as it is delivered.

Wholesale

Wholesale revenue at PSE includes sales of electric power and non-core natural gas to other utilities or marketers. Wholesale revenue contracts include the performance obligation of physical electric power or natural gas. There are typically no added fixed or variable amounts on top of the established rate for power or natural gas and contracts always have a stated, fixed quantity of power or natural gas delivered. Transfer of control and recognition of revenue occurs at a point in time when the customer takes physical possession of electric power or natural gas. Non-core gas consists of natural gas supply in excess of natural gas used for generation, sold to third parties to mitigate the costs of firm transportation and storage capacity for its core natural gas customers. PSE reports non-core gas sold net of costs as PSE does not take control of the natural gas but is merely an agent within the market that connects a seller to a purchaser.

Other Revenue

In accordance with ASC 606, PSE separately presents revenue not collected from contracts with customers that falls under other accounting guidance.

(4)	Accounting for Derivative Instruments and Hedging Activities

PSE employs various energy portfolio optimization strategies but is not in the business of assuming risk for the purpose of realizing speculative trading revenue. The nature of serving regulated electric customers with its portfolio of owned and contracted electric generation resources exposes PSE and its customers to some volumetric and commodity price risks within the sharing mechanism of the power cost adjustment (PCA). Therefore, wholesale market transactions and PSE’s related hedging strategies are focused on reducing costs and risks where feasible, thus reducing volatility of costs in the portfolio. In order to manage its exposure to the variability in future cash flows for forecasted energy transactions, PSE utilizes a programmatic hedging strategy which extends out three years. PSE’s hedging strategy includes a risk-responsive component for the core natural gas portfolio, which utilizes quantitative risk-based measures with defined objectives to balance both portfolio risk and hedge costs.

PSE’s energy risk portfolio management function monitors and manages these risks using analytical models and tools. In order to manage risks effectively, PSE enters into forward physical electric and natural gas purchase and sale agreements, fixed- for-floating swap contracts, and commodity call/put options. Currently, the Company does not apply cash flow hedge accounting and therefore records all mark-to-market gains or losses through earnings.

The Company manages its interest rate risk through the issuance of mostly fixed-rate debt with varied maturities. The Company utilizes internal cash from operations, borrowings under its commercial paper program and its credit facilities to meet short-term funding needs. The Company may enter into swap instruments or other financial hedge instruments to manage the interest rate risk associated with these debts.

The following table presents the volumes, fair values and classification of the Company’s derivative instruments recorded on the balance sheets:

Puget Energy and Puget Sound Energy

	June 30, 2020			December 31, 2019
(Dollars in Thousands)	Volumes	Assets[1]	Liabilities[2]	Volumes	Assets[1]	Liabilities[2]
Electric portfolio derivatives	*	$20,289	$54,238	*	$19,933	$17,504
Natural gas derivatives (MMBtus)[3]	280.7 million	14,254	9,703	315.5 million	11,375	8,617

Total derivative contracts		$34,543	$63,941		$31,308	$26,121

Current		$27,419	$29,769		$23,626	$13,428
Long-term		7,124	34,172		7,682	12,693

Total derivative contracts		$34,543	$63,941		$31,308	$26,121

1	Balance sheet classification: Current and Long-term Unrealized gain on derivative instruments.
2	Balance sheet classification: Current and Long-term Unrealized loss on derivative instruments.
3

All fair value adjustments on derivatives relating to the natural gas business have been deferred in accordance with ASC 980, “Regulated Operations,” due to the purchased gas adjustment (PGA) mechanism. The net derivative asset or liability and offsetting regulatory liability or asset are related to contracts used to economically hedge the cost of physical gas purchased to serve natural gas customers.

*

Electric portfolio derivatives consist of electric generation fuel of 234.0 million One Million British Thermal Units (MMBtu) and purchased electricity of 7.1 million Megawatt Hours (MWhs) at June 30, 2020, and 229.3 million MMBtus and 10.4 million MWhs at December 31, 2019.

It is the Company’s policy to record all derivative transactions on a gross basis at the contract level without offsetting assets or liabilities. The Company generally enters into transactions using the following master agreements: WSPP, Inc. (WSPP) agreements, which standardize physical power contracts; International Swaps and Derivatives Association (ISDA) agreements, which standardize financial natural gas and electric contracts; and North American Energy Standards Board (NAESB) agreements, which standardize physical natural gas contracts. The Company believes that such agreements reduce credit risk exposure because such agreements provide for the netting and offsetting of monthly payments as well as the right of set-off in the event of counterparty default. The set-off provision can be used as a final settlement of accounts which extinguishes the mutual debts owed between the parties in exchange for a new net amount. For further details regarding the fair value of derivative instruments, see Note 5, “Fair Value Measurements,” to the consolidated financial statements included in Item 1 of this report.

The following tables present the potential effect of netting arrangements, including rights of set-off associated with the Company’s derivative assets and liabilities:

Puget Energy and Puget Sound Energy

	At June 30, 2020
	Gross Amount Recognized in the Statement of Financial Position[1]	Gross Amounts Offset in the Statement of Financial Position	Net of Amounts Presented in the Statement of Financial Position	Gross Amounts Not Offset in the Statement of Financial Position		Net Amount
(Dollars in Thousands)				Commodity Contracts	Cash Collateral Received/ Posted
Assets:
Energy derivative contracts	$34,543	$—	$34,543	$(24,528)	$—	$10,015
Liabilities:
Energy derivative contracts	$63,941	$—	$63,941	$(24,528)	$—	$39,413

Puget Energy and Puget Sound Energy

	At December 31, 2019
(Dollars in Thousands)	Gross Amount Recognized in the Statement of Financial Position[1]	Gross Amounts Offset in the Statement of Financial Position	Net of Amounts Presented in the Statement of Financial Position	Gross Amounts Not Offset in the Statement of Financial Position		Net Amount
				Commodity Contracts	Cash Collateral Received/ Posted
Assets:
Energy derivative contracts	$31,308	$—	$31,308	$(14,922)	$—	$16,386
Liabilities:
Energy derivative contracts	$26,121	$—	$26,121	$(14,922)	$2,000	$13,199

1	All derivative contract deals are executed under ISDA, NAESB and WSPP master netting agreements with right of set-off.

The following table presents the effect and classification of the realized and unrealized gains (losses) of the Company’s derivatives recorded on the statements of income:

Puget Energy and Puget Sound Energy

		Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in Thousands)	Classification	2020	2019	2020	2019
Gas for Power Derivatives:
Unrealized	Unrealized gain (loss) on derivative instruments, net	$4,764	$(17,189)	$(4,990)	$(2,228)
Realized	Electric generation fuel	(743)	(1,333)	553	11,995
Power Derivatives:
Unrealized	Unrealized gain (loss) on derivative instruments, net	7,398	(13,143)	(31,388)	(12,917)
Realized	Purchased electricity	(6,228)	4,961	(12,163)	41,253

Total gain (loss) recognized in income on derivatives		$5,191	$(26,704)	$(47,988)	$38,103

The Company is exposed to credit risk primarily through buying and selling electricity and natural gas to serve its customers. Credit risk is the potential loss resulting from a counterparty’s non-performance under an agreement. The Company manages credit risk with policies and procedures for, among other things, counterparty credit analysis, exposure measurement, and exposure monitoring and mitigation.

The Company monitors counterparties for significant swings in credit default swap rates, credit rating changes by external rating agencies, ownership changes or financial distress. Where deemed appropriate, the Company may request collateral or other security from its counterparties to mitigate potential credit default losses. Criteria employed in this decision include, among other things, the perceived creditworthiness of the counterparty and the expected credit exposure.

It is possible that volatility in energy commodity prices could cause the Company to have material credit risk exposure with one or more counterparties. If such counterparties fail to perform their obligations under one or more agreements, the Company could suffer a material financial loss. However, as of June 30, 2020, approximately 98.0% of the Company’s energy portfolio exposure, excluding normal purchase normal sale (NPNS) transactions, is with counterparties that are rated investment grade by rating agencies and 2.1% are either rated below investment grade or not rated by rating agencies. The Company assesses credit risk internally for counterparties that are not rated by the major rating agencies.

The Company computes credit reserves at a master agreement level by counterparty. The Company considers external credit ratings and market factors in the determination of reserves, such as credit default swaps and bond spreads. The Company recognizes that external ratings may not always reflect how a market participant perceives a counterparty’s risk of default. The Company uses both default factors published by Standard & Poor’s and factors derived through analysis of market risk, which reflect the application of an industry standard recovery rate. The Company selects a default factor by counterparty at an aggregate master agreement level based on a weighted average default tenor for that counterparty’s deals. The default tenor is determined by weighting the fair value and contract tenors for all deals for each counterparty to derive an average value. The default factor used is dependent upon whether the counterparty is in a net asset or a net liability position after applying the master agreement levels.

The Company applies the counterparty’s default factor to compute credit reserves for counterparties that are in a net asset position. The Company calculates a non-performance risk on its derivative liabilities by using its estimated incremental borrowing rate over the risk-free rate. Credit reserves are netted against the unrealized gain (loss) positions. The majority of the Company’s derivative contracts are with financial institutions and other utilities operating within the Western Electricity Coordinating Council. PSE also transacts power futures contracts on the Intercontinental Exchange (ICE), and natural gas contracts on the ICE NGX exchange platform. Execution of contracts on ICE requires the daily posting of margin calls as collateral through a futures and clearing agent. As of June 30, 2020, PSE had cash posted as collateral of $9.0 million related to contracts executed on the ICE platform. Also, as of June 30, 2020, PSE had $6.3 million in a letter of credit posted as a condition of transacting on the ICE NGX platform. PSE did not trigger any collateral requirements with any of its counterparties nor were any of PSE’s counterparties required to post collateral resulting from credit rating downgrades during the six months ended June 30, 2020.

The following table presents the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position and the amount of additional collateral the Company could be required to post:

Puget Energy and Puget Sound Energy

(Dollars in Thousands)	At June 30, 2020			At December 31, 2019
Contingent Feature	Fair Value[1] Liability	Posted Collateral	Contingent Collateral	Fair Value[1] Liability	Posted Collateral	Contingent Collateral
Credit rating[2]	$28,552	$—	$28,552	$6,110	$—	$6,110
Requested credit for adequate assurance	6,331	—	—	5,253	—	—
Forward value of contract[3]	5,327	—	N/A	—	14,827	N/A

Total	$40,210	$—	$28,552	$11,363	$14,827	$6,110

1	Represents the derivative fair value of contracts with contingent features for counterparties in net derivative liability positions. Excludes NPNS, accounts payable and accounts receivable.
2	Failure by PSE to maintain an investment grade credit rating from each of the major credit rating agencies provides counterparties a contractual right to demand collateral.
3	Collateral requirements may vary, based on changes in the forward value of underlying transactions relative to contractually defined collateral thresholds.

(5)	Fair Value Measurements

ASC 820 established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy categorizes the inputs into three levels with the highest priority given to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority given to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities. Equity securities that are also classified as cash equivalents are considered Level 1 if there are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Instruments in this category include non-exchange- traded derivatives such as over-the-counter forwards and options.

Level 3—Pricing inputs include significant inputs that have little or no observability as of the reporting date. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities measured at fair value are classified in their entirety in the appropriate fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The

Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy. The Company primarily determines fair value measurements classified as Level 2 or Level 3 using a combination of the income and market valuation approaches. The process of determining the fair values is the responsibility of the derivative accounting department which reports to the Controller and Principal Accounting Officer. Inputs used to estimate the fair value of forwards, swaps and options include market-price curves, contract terms and prices, credit-risk adjustments, and discount factors. Additionally, for options, the Black-Scholes option valuation model and implied market volatility curves are used. Inputs used to estimate fair value in industry-standard models are categorized as Level 2 inputs as substantially all assumptions and inputs are observable in active markets throughout the full term of the instruments. On a daily basis, the Company obtains quoted forward prices for the electric and natural gas markets from an independent external pricing service.

The Company considers its electric and natural gas contracts as Level 2 derivative instruments as such contracts are commonly traded as over-the-counter forwards with indirectly observable price quotes. However, certain energy derivative instruments with maturity dates falling outside the range of observable price quotes are classified as Level 3 in the fair value hierarchy. Management’s assessment is based on the trading activity in real-time and forward electric and natural gas markets. Each quarter, the Company confirms the validity of pricing-service quoted prices used to value Level 2 commodity contracts with the actual prices of commodity contracts entered into during the most recent quarter.

Assets and Liabilities with Estimated Fair Value

The carrying values of cash and cash equivalents, restricted cash, and short-term debt as reported on the balance sheet are reasonable estimates of their fair value due to the short-term nature of these instruments and are classified as Level 1 in the fair value hierarchy. The carrying value of other investments totaling $52.5 million at June 30, 2020, and $51.5 million at December 31, 2019, are included in “Other property and investments” on the balance sheet. These values are also reasonable estimates of their fair value and classified as Level 2 in the fair value hierarchy as they are valued based on market rates for similar transactions.

The fair value of the long-term notes was estimated using the discounted cash flow method with the U.S. Treasury yields and the Company’s credit spreads as inputs, interpolating to the maturity date of each issue. The carrying values and estimated fair values were as follows:

Puget Energy

		At June 30, 2020		At December 31, 2019
(Dollars in Thousands)	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities:
Long-term debt (fixed-rate), net of discount[1]	2	$6,162,530	$7,608,405	$5,512,225	$7,004,316
Long-term debt (variable-rate)	2	234,000	234,000	408,100	408,100

Total liabilities		$6,396,530	$7,842,405	$5,920,325	$7,412,416

Puget Sound Energy

		At June 30, 2020		At December 31, 2019
(Dollars in Thousands)	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities:
Long-term debt (fixed-rate), net of discount[2]	2	$4,337,090	$5,992,573	$4,336,142	$5,571,818

Total liabilities		$4,337,090	$5,992,573	$4,336,142	$5,571,818

1	The carrying value includes debt issuances costs of $23.1 million and $24.1 million for June 30, 2020, and December 31, 2019, respectively, which are not included in fair value.
2	The carrying value includes debt issuances costs of $23.6 million and $24.4 million for June 30, 2020, and December 31, 2019, respectively, which are not included in fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company’s financial assets and liabilities by level, within the fair value hierarchy, that were accounted for at fair value on a recurring basis:

Puget Energy and Puget Sound Energy

	Fair Value			Fair Value
	At June 30, 2020			At December 31, 2019
(Dollars in Thousands)	Level 2	Level 3	Total	Level 2	Level 3	Total
Assets:
Electric derivative instruments	$19,763	$526	$20,289	$19,282	$651	$19,933
Natural gas derivative instruments	13,634	620	14,254	9,852	1,523	11,375

Total assets	$33,397	$1,146	$34,543	$29,134	$2,174	$31,308

Liabilities:
Electric derivative instruments	$25,103	$29,135	$54,238	$13,474	$4,030	$17,504
Natural gas derivative instruments	9,425	278	9,703	8,376	241	8,617

Total liabilities	$34,528	$29,413	$63,941	$21,850	$4,271	$26,121

The following tables present the Company’s reconciliation of the changes in the fair value of Level 3 derivatives in the fair value hierarchy:

Puget Energy and Puget Sound Energy

	Three Months Ended
	June 30,
(Dollars in Thousands)	2020			2019
Level 3 Roll-Forward Net Asset/(Liability)	Electric	Natural Gas	Total	Electric	Natural Gas	Total
Balance at beginning of period	$(26,305)	$1,092	$(25,213)	$5,012	$2,758	$7,770
Changes during period:
Realized and unrealized energy derivatives:
Included in earnings[1]	(2,284)	—	(2,284)	(6,190)	—	(6,190)
Included in regulatory assets / liabilities	—	(39)	(39)	—	382	382
Settlements	(20)	(711)	(731)	574	(1,619)	(1,045)
Transferred into Level 3	—	—	—	—	—	—
Transferred out of Level 3	—	—	—	(1,842)	877	(965)

Balance at end of period	$(28,609)	$342	$(28,267)	$(2,446)	$2,398	$(48)

Puget Energy and Puget Sound Energy

	Six Months Ended June 30,
(Dollars in Thousands)	2020			2019
Level 3 Roll-Forward Net Asset/(Liability)	Electric	Natural Gas	Total	Electric	Natural Gas	Total
Balance at beginning of period	$(3,378)	$1,282	$(2,096)	$1,362	$1,673	$3,035
Changes during period:
Realized and unrealized energy derivatives:
Included in earnings[2]	(26,837)	—	(26,837)	6,135	—	6,135
Included in regulatory assets / liabilities	—	284	284	—	2,279	2,279
Settlements	1,606	(1,224)	382	(12,909)	(2,718)	(15,627)
Transferred into Level 3	—	—	—	4,391	(398)	3,993
Transferred out of Level 3	—	—	—	(1,425)	1,562	137

Balance at end of period	$(28,609)	$342	$(28,267)	$(2,446)	$2,398	$(48)

1.

Income Statement locations: Unrealized (gain) loss on derivative instruments, net. Amounts include unrealized gains (losses) on derivatives still held in position as of the reporting date for electric derivatives of $(23.1) million and $(4.7) million for three months ended June 30, 2020 and 2019, respectively.

2.

Income Statement locations: Unrealized (gain) loss on derivative instruments, net. Amounts include unrealized gains (losses) on derivatives still held in position as of the reporting date for electric derivatives of $(25.4) million and $(2.4) million for six months ended June 30, 2020 and 2019, respectively.

Realized gains and losses on energy derivatives for Level 3 recurring items are included in energy costs in the Company’s consolidated statements of income under purchased electricity, electric generation fuel or purchased natural gas when settled. Unrealized gains and losses on energy derivatives for Level 3 recurring items are included in net unrealized (gain) loss on derivative instruments in the Company’s consolidated statements of income.

The Company does not use internally developed models to make adjustments to significant unobservable pricing inputs. The only significant unobservable input into the fair value measurement of the Company’s Level 3 assets and liabilities is the forward price for electric and natural gas contracts. The weighted average price is calculated as the total market value divided by the total volume of the Company’s Level 3 electric and gas commodity contracts, respectively, as of the reporting date.

The following table presents the forward price ranges for the Company’s Level 3 commodity contracts as of June 30, 2020:

Puget Energy and Puget Sound Energy

	Fair Value				Range
(Dollars in Thousands)	Assets[1]	Liabilities[1]	Valuation Technique	Unobservable Input	Low	High	Weighted Average
Electric	$526	$29,135	Discounted cash flow	Power prices (per MWh)	$22.97	$40.05	$30.14
Natural gas	$620	$278	Discounted cash flow	Natural gas prices (per MMBtu)	$1.10	$3.08	$1.78

1	The valuation techniques, unobservable inputs and ranges are the same for asset and liability positions.

The following table presents the forward price ranges for the Company’s Level 3 commodity contracts as of December 31, 2019:

Puget Energy and Puget Sound Energy

	Fair Value				Range
(Dollars in Thousands)	Assets[1]	Liabilities[1]	Valuation Technique	Unobservable Input	Low	High	Weighted Average
Electric	$651	$4,030	Discounted cash flow	Power prices (per MWh)	$9.00	$43.85	$33.99
Natural gas	$1,523	$241	Discounted cash flow	Natural gas prices (per MMBtu)	$1.25	$3.18	$2.47

1	The valuation techniques, unobservable inputs and ranges are the same for asset and liability positions.

The significant unobservable inputs listed above would have a direct impact on the fair values of the above instruments if they were adjusted. Consequently, significant increases or decreases in the forward prices of electricity or natural gas in isolation would result in a significantly higher or lower fair value for Level 3 assets and liabilities. Generally, interrelationships exist between market prices of natural gas and power. As such, an increase in natural gas pricing would potentially have a similar impact on forward power markets. As of June 30, 2020, and December 31, 2019, a hypothetical 10.0% increase or decrease in market prices of natural gas and electricity would change the fair value of the Company’s derivative portfolio, classified as Level 3 within the fair value hierarchy by $5.6 million and $2.5 million, respectively.

Long-Lived Assets Measured at Fair Value on a Nonrecurring Basis

Puget Energy records the fair value of its intangible assets in accordance with ASC 360, “Property, Plant, and Equipment,” (ASC 360). The fair value assigned to the power contracts was determined using an income approach comparing the contract rate to the market rate for power over the remaining period of the contracts incorporating non-performance risk. Management also incorporated certain assumptions related to quantities and market presentation that it believes market participants would make in the valuation. The fair value of the power contracts is amortized as the contracts settle.

ASC 360 requires long-lived assets to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. One such triggering event is a significant decrease in the forward market prices of power.

At March 31, 2020, Puget Energy completed valuation and impairment testing of its power purchase contracts classified as intangible assets. These intangible assets exist as a result of the merger in 2009, at which time the consolidated assets and liabilities were revalued in accordance with ASC 805, “Business Combinations”. Differences between the fair market value and the carrying value of assets held at PSE were recorded at PE. The Rocky Reach contract was determined to be impaired due to a decrease in forward prices for this contract of 7.6% from December 31, 2019, causing an impairment of $52.6 million. While this impairment of the intangible asset held at Puget Energy is the result of a decline in forward prices and the corresponding valuation impact, the underlying power purchase contract is included within rates at PSE.

The following table presents the impairment recorded to the Company’s intangible asset contracts, with corresponding reductions to the regulatory liability:

Puget Energy

(Dollars in Thousands)
Valuation Date	Contract Name	Carrying Value	Fair Value	Write Down
March 31, 2020	Rocky Reach	$ 147,168	$94,603	$52,565

The valuations were measured using a discounted cash flow, income-based valuation methodology. Significant inputs included forward electricity prices and power contract pricing which provided future net cash flow estimates classified as Level 3 within the fair value hierarchy. The unobservable input averages disclosed below represent the arithmetic average of the inputs and are not weighted by volume. A less significant input is the discount rate reflective of a market participant’s cost of capital used in the valuation.

The following table presents the significant unobservable inputs used in estimating the impaired long-term power purchase contracts’ fair value:

Puget Energy

Valuation Date	Unobservable Input	Low	High	Average
March 31, 2020	Power prices (per MWh)	$10.23	$29.05	$21.27
	Power contract costs per quarter (in thousands)	$6,308	$7,085	$6,468
December 31, 2019	Power prices (per MWh)	$11.75	$31.44	$22.53
	Power contract costs per quarter (in thousands)	$6,237	$7,087	$6,421

(6)	Retirement Benefits

PSE has a defined benefit pension plan (Qualified Pension Benefits) covering a substantial majority of PSE employees. Pension benefits earned are a function of age, salary, years of service and, in the case of employees in the cash balance formula plan, the applicable annual interest crediting rates. United Association of Plumbers and Pipefitters (UA) represented employees receive annual pay contributions of 4.0% of eligible pay each year in the cash balance formula plan of the defined benefit pension. Non-represented employees and employees represented by the International Brotherhood of Electrical Workers Union (IBEW), participants receive annual employer contributions of 4.0% of eligible pay each year in the cash balance formula of the defined benefit pension or 401k plan account. Those employees receiving contributions in the cash balance formula plan also receive interest credits, which are at least 1.0% per quarter. When an employee with a vested cash balance formula benefit leaves PSE, they will have annuity and lump sum options for distribution. PSE also has a non-qualified Supplemental Executive Retirement Plan (SERP) for certain key senior management employees that closed to new participants in 2019. PSE has an officer restoration benefit for new officers who join PSE or are promoted beginning in 2019, such that company contributions under PSE’s applicable tax-qualified plan, which otherwise would have been earned if not for IRS limitations, are credited to an account with the Deferred Compensation Plan.

In addition to providing pension benefits, PSE provides legacy group health care and life insurance benefits (Other Benefits) for certain retired employees. These benefits are provided principally through an insurance company. The insurance premiums, paid primarily by retirees, are based on the benefits provided during the prior year. On June 11, 2019, the Welfare Benefits Committee approved the termination of the Plan effective December 31, 2019, and the creation of a Retiree Health Reimbursement Account (HRA) Plan effective January 1, 2020. No eligible individual may become a participant or covered dependent in the Plan on or after January 1, 2020, and no benefits will be payable under insurance contracts or the Plan on or after January 1, 2020. Effective January 1, 2020, assets in the 401(h) account will be allocated to the Retiree HRA instead of the Plan to cover the Company’s portion of premiums for health benefits for retiree and their beneficiaries.

Puget Energy’s retirement plans were remeasured as a result of the merger in 2009, which represents the difference between Puget Energy and PSE’s retirement plans.

In 2017, the FASB issued ASU 2017-07, requiring that an employer report the service cost component in the same line items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost (which include interest costs, expected return on plan assets, amortization of prior service cost or credits and actuarial gains and losses) are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations.

Pursuant to the standard, the Company has retrospectively included in the consolidated statements of income: (i) the components of service cost within utility operations and maintenance for PSE and within non-utility expense and other for Puget Energy, and (ii) all non-service cost components in other income.

The following tables summarize the Company’s net periodic benefit cost for the three and six months ended June 30, 2020 and 2019:

Puget Energy

	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
	Three Months Ended June 30,
(Dollars in Thousands)	2020	2019	2020	2019	2020	2019
Components of net periodic benefit cost:
Service cost	$6,172	$5,287	$176	$256	$46	$16
Interest cost	6,292	7,216	362	578	93	112
Expected return on plan assets	(12,449)	(12,624)	—	—	(98)	(98)
Amortization of prior service cost	(292)	(495)	87	83	—	—
Amortization of net loss (gain)	2,099	251	512	341	(19)	(63)

Net periodic benefit cost	$1,822	$(365)	$1,137	$1,258	$22	$(33)

Puget Energy

	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
	Six Months Ended June 30,
(Dollars in Thousands)	2020	2019	2020	2019	2020	2019
Components of net periodic benefit cost:
Service cost	$12,169	$10,574	$404	$512	$95	$33
Interest cost	12,590	14,433	740	1,157	184	224
Expected return on plan assets	(24,951)	(25,248)	—	—	(195)	(195)
Amortization of prior service cost	(787)	(990)	174	166	—	—
Amortization of net loss (gain)	4,080	501	1,098	683	(41)	(125)

Net periodic benefit cost	$3,101	$(730)	$2,416	$2,518	$43	$(63)

Puget Sound Energy

	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
	Three Months Ended June 30,
(Dollars in Thousands)	2020	2019	2020	2019	2020	2019
Components of net periodic benefit cost:
Service cost	$6,172	$5,287	$176	$256	$46	$16
Interest cost	6,292	7,216	362	578	93	112
Expected return on plan assets	(12,451)	(12,628)	—	—	(98)	(98)
Amortization of prior service cost	(393)	(393)	87	83	—	—
Amortization of net loss (gain)	4,866	3,165	575	433	(33)	(109)

Net periodic benefit cost	$4,486	$2,647	$1,200	$1,350	$8	$(79)

Puget Sound Energy

	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
	Six Months Ended June 30,
(Dollars in Thousands)	2020	2019	2020	2019	2020	2019
Components of net periodic benefit cost:
Service cost	$12,169	$10,574	$404	$512	$95	$33
Interest cost	12,590	14,433	740	1,157	184	224
Expected return on plan assets	(24,955)	(25,257)	—	—	(195)	(195)
Amortization of prior service cost	(787)	(787)	174	167	—	—
Amortization of net loss (gain)	9,522	6,330	1,234	866	(69)	(219)

Net periodic benefit cost	$8,539	$5,293	$2,552	$2,702	$15	$(157)

The following table summarizes the Company’s change in benefit obligation for the periods ended June 30, 2020 and December 31, 2019:

Puget Energy and Puget Sound Energy

	Qualified Pension Benefits		SERP Pension Benefits		Other Benefits
(Dollars in Thousands)	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30, 2020	Year Ended December 31, 2019	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Change in benefit obligation:
Benefit obligation at beginning of period	$774,305	$677,643	$63,000	$55,708	$11,627	$10,636
Amendments	—	—	—	—	—	9,049
Service cost	12,169	22,656	404	1,023	95	61
Interest cost	12,590	28,913	740	2,314	184	410
Curtailment Loss / (Gain)	—	—	—	—	—	(7,486)
Actuarial loss (gain)	1,134	84,272	(478)	6,756	34	(287)
Benefits paid	(23,990)	(36,740)	(17,643)	(2,801)	(494)	(982)
Medicare part D subsidy received	—	—	—	—	187	226
Administrative Expense	—	(2,439)	—	—	—	—

Benefit obligation at end of period	$776,208	$774,305	$46,023	$63,000	$11,633	$11,627

The aggregate expected contributions by the Company to fund the qualified pension plan, SERP and the other postretirement plans for the year ending December 31, 2020, are expected to be at least $18.0 million, $26.1 million and $0.3 million, respectively. During the six months ended June 30, 2020, the Company contributed $17.6 million to fund the SERP. During the six months ended June 30, 2019, the Company contributed $1.0 million to fund the SERP. The Company contributed an immaterial amount to fund the other postretirement plans.

(7)	Regulation and Rates

General Rate Case

PSE filed a general rate case (GRC) with the Washington Commission on June 20, 2019 requesting an overall increase in electric and natural gas rates of 6.9% and 7.9% respectively. PSE requested a return on equity of 9.8% with an overall rate of return of 7.62%. In addition to the traditional areas of focus (revenue requirements, cost allocation, rate design and cost of capital), the Company completed an attrition study and included a portion of the attrition revenue requirement in the overall request in order to address the expected regulatory lag in the rate year. Additionally, as the non-plant related excess deferred taxes that resulted from the Tax Cuts and Jobs Act (TCJA) remained outstanding from PSE’s Expedited Rate Filing (ERF) as discussed below, PSE requested in its GRC to pass back the amounts over four years. On September 17, 2019, PSE filed supplemental testimony, which provided certain updates to the original filing, but did not impact the requested overall electric and natural gas rate increases, return on equity or overall rate of return as originally filed. On January 15, 2020, PSE filed rebuttal testimony which included a reduction to the requested return on equity to 9.5%, which decreased the rate of return to 7.48%. The requested rate increase for both electric and natural gas remained at 6.9% and 7.9%, respectively. For both electric and natural gas PSE did not originally request its full attrition adjustment; therefore, the decrease in return on equity led to a reduction in the electric rate increase of only $1.5 million and did not have an impact on the natural gas rate increase.

On July 8, 2020, the Washington Commission issued its order on PSE’s GRC. The ruling provided for a weighted cost of capital of 7.39% or 6.8% after-tax, and a capital structure of 48.5% in common equity with a return on equity of 9.4%. The order also resulted in a combined net increase to electric of $29.5 million, or 1.6%, and to natural gas of $36.5 million, or 4.0%. However, the Washington Commission extended the amortization of certain regulatory assets, PSE’s electric decoupling deferral, and PSE’s PGA deferral to mitigate the impact of the rate increase in response to the economic instability created by the COVID-19 pandemic, which reduced the electric revenue increase to approximately $0.9 million, or 0.05% and the natural gas increase to $1.3 million, or 0.15%. The Washington Commission also determined that the Company’s proposed attrition adjustment of $23.9 million for electric and $16.2 million for natural gas was not in the public interest at this time. The order also effectively ends the deferral of PSE’s advanced metering infrastructure (AMI) investment while allowing the deferral on the return on AMI investments through December 31, 2019. Additional AMI investments will be evaluated in future proceedings for deferrals of return until the AMI project is complete. On July 17, 2020, PSE filed a motion for clarification with the Washington Commission seeking clarification on several items. On July 31, 2020, the Washington Commission issued an order granting PSE’s motion for clarification. The ruling adjusted certain items from the final order issued on July 8, 2020, which led to a combined net increase to electric of $59.6 million, or 2.9%, an increase of $30.1 million above the $29.5 million granted in the final order. The order also led to a combined net increase to natural gas of $42.9 million, or 5.6%, an increase of $6.4 million above the $36.5 million granted in the final order. The Washington Commission maintained adjustments which mitigated the impacts of the rate increases in response to the economic instability created by the COVID-19 pandemic, which reduced the electric revenue increase to approximately $31.0 million, or 1.5% and the natural gas increase to $7.7 million, or 1.0%. PSE continues to review the original Commission order including the ramifications of certain tax issues and the order for clarification and expects to file a Compliance Filing to amend electric and natural gas tariffs and, upon approval of this filing, rates will go into effect.

Expedited Rate Filing

On November 7, 2018, PSE filed an ERF with the Washington Commission. The filing requested to change rates associated with PSE’s delivery and fixed production costs. It did not include variable power costs, purchased gas costs or natural gas pipeline replacement program costs, which are recovered in separate mechanisms. The filing was based on historical test year costs and rate base, and followed the reporting requirements of a Commission Basis Report, as defined by the Washington Administrative Code, but used end of period rate base and certain annualizing adjustments. It did not include any forward-looking or pro-forma adjustments. Included in the filing was a reduction to the overall authorized rate of return from 7.6% to 7.49% to recognize a reduction in debt costs associated with recent debt activity. PSE requested an overall increase in electric rates of $18.9 million annually, which is a 0.9% increase, and an overall increase in natural gas rates of $21.7 million annually, which is a 2.7% increase.

On January 22, 2019, all parties in the proceeding reached an agreement on settlement terms that resolved all issues in the filing. The settlement agreement was filed on January 30, 2019. The parties agreed to a $21.5 million rate increase for natural gas and no rate increase for electric which became effective March 1,

2019. As is discussed below, these rates include the offsetting effect of passing back to customers plant related excess deferred income taxes that resulted from the TCJA, using the average rate assumption method (ARAM) amounts to arrive at the settlement rate changes.

The settlement agreement provides for the pass back of plant related excess deferred income taxes that resulted from the TCJA using the ARAM methodology based on 2018 amounts beginning March 1, 2019, in the amount of $6.1 million for natural gas customers and $25.9 million for electric customers. The settlement agreement left the determination for the regulatory treatment of the remaining items related to the TCJA, listed below, to PSE’s GRC that was filed June 20, 2019:

1)	excess deferred taxes for non-plant-related book/tax differences for periods prior to March 1, 2019,

2)

the deferred balance associated with the over-collection of income tax expense for the period January 1 through April 30, 2018, (the time period that encompasses the effective date of the TCJA to May 1, 2018, the effective date of the TCJA rate change); and

3)	the turnaround of plant related excess deferred income taxes using the ARAM method for the period from January 2018 through February 2019, the rate effective date for the ERF.

The settlement agreement provides that PSE may defer the depreciation expense associated with PSE’s ongoing investment in its AMI investment and may defer the return on the AMI investment that was included in the test year of the filing. As noted above, the 2019 GRC effectively ends all deferrals of AMI depreciation expense and deferrals of return on additional AMI investments will be evaluated in future proceedings. The rate of return adopted in the settlement for reporting and deferral purposes is 7.49%. On February 21, 2019, the Washington Commission approved the settlement with one condition: PSE passed back the deferred balance associated with the tax over-collection of $34.6 million for the period from January 1, 2018, through April 30, 2018, over a one-year period which ended May 1, 2020.

Washington Commission Tax Deferral Filing

The TCJA was signed into law in December 2017. As a result of this change, PSE re-measured its deferred tax balances under the new corporate tax rate. PSE filed an accounting petition on December 29, 2017, requesting deferred accounting treatment for the impacts of tax reform. The requested deferral accounting treatment resulted in the tax rate change being captured in the deferred income tax balance with an offset to the regulatory liability for deferred income taxes for GAAP purposes. Additionally, on March 30, 2018, PSE filed for a rate change for electric and natural gas customers associated with TCJA to reflect the decrease in the federal corporate income tax rate from 35.0% to 21.0%. The overall impact of the rate change, based on the annual period from May 2018 through April 2019, is a revenue decrease of $72.9 million, or 3.4% for electric and $23.6 million, or 2.7% for natural gas and became effective May 1, 2018, by operation of law.

The March 30, 2018, rate change filing did not address excess deferred taxes or the deferred balance associated with the over-collection of income tax expense of $34.6 million for the period January 1 through April 30, 2018, (the time period that encompasses the effective date of the TCJA through May 1, 2018, the effective date of the rate change). The $34.6 million tax over-collection decreased PSE’s revenue and increased the regulatory liability for a refund to customers.

As a result of the Washington Commission’s final order in the ERF, the excess deferred taxes associated with non-plant- related book/tax differences and the treatment of the excess deferred taxes associated with plant related book/tax differences from January 1, 2018, through February 28, 2019, was addressed in PSE’s GRC, which was filed on June 20, 2019. The Washington Commission also required in the ERF order that PSE pass back the deferred balance associated with the tax over- collection for the period from January 1, 2018, through April 30, 2018, as discussed above, over a one-year period which began May 1, 2019. Per PSE’s Schedule 141Y tariff, following the May 2019 through April 2020 refund period, if the residual balance of credit owed to customers will be greater than $0.1 million, PSE will submit a filing no later than July 31, 2020 with a proposal of passing back the residual balance effective September 1, 2020 through August 31, 2021. Finally, the GRC final order determined that PSE is required to pass back 2019 and 2020 protected excess deferred tax reversals totaling $70.8 million over the period July 2020 through July 2021. As noted above, PSE filed a motion for clarification with the Washington Commission seeking clarification on several items including administration of the required pass back of excess deferred tax reversals. On July 31, 2020, PSE received an order granting PSE’s motion for clarification which adjusted certain items within the final order, including treatment of protected excess deferred taxes. PSE is currently reviewing the order granting the motion for clarification.

Decoupling Filings

While fluctuations in weather conditions will continue to affect PSE’s billed revenue and energy supply expenses from month to month, PSE’s decoupling mechanisms assist in mitigating the impact of weather on operating revenue and net income. Since 2013, the Washington Commission has allowed PSE to record a monthly adjustment to its electric and natural gas operating revenues related to electric transmission and distribution, natural gas operations and general administrative costs from most residential, commercial and industrial customers to mitigate the effects of abnormal weather, conservation impacts and changes in usage patterns per customer. As a result, these electric and natural gas revenues are recovered on a per customer basis regardless of actual consumption levels. PSE’s energy supply costs, which are part of the PCA and PGA mechanisms, are not included in the decoupling mechanism. The revenue recorded under the decoupling mechanisms will be affected by customer growth and not actual consumption. Following each calendar year, PSE will recover from, or refund to, customers the difference between allowed decoupling revenue and the corresponding actual revenue during the following May to April time period.

On December 5, 2017, the Washington Commission approved PSE’s request within the 2017 GRC to extend the decoupling mechanism with several changes to the methodology that took effect on December 19, 2017. Electric and natural gas delivery revenues continue to be recovered on a per customer basis and electric fixed production energy costs are now decoupled and recovered on the basis of a fixed monthly amount. The allowed decoupling revenue for electric and natural gas customers will no longer increase annually each January 1 as occurred prior to December 19, 2017. Approved revenue per customer costs can only be changed in a GRC or ERF. Approved electric fixed production energy costs can also be changed in a power cost only rate case (PCORC). Other changes to the decoupling methodology approved by the Washington Commission include regrouping of electric and natural gas non-residential customers and the exclusion of certain electric schedules from the decoupling mechanism going forward. The rate test, which limits the amount of revenues PSE can collect in its annual filings, increased from 3.0% to 5.0% for natural gas customers but will remain at 3.0% for electric customers. The decoupling mechanism will be reviewed again in PSE’s first rate case filed in or after 2021, or in a separate proceeding, if appropriate. PSE’s decoupling mechanism over- and under- collections will still be collectible or refundable after this effective date even if the decoupling mechanism is not extended.

On February 21, 2019, the Washington Commission approved the multi-party settlement agreement which was filed within PSE’s ERF filing. As part of this settlement agreement, electric and natural gas allowed delivery revenue per customer was updated to reflect changes in the approved revenue requirement. For electric, there were no changes to the annual allowed fixed power cost revenue. The changes took effect on March 1, 2019.

On June 30, 2020, PSE performed an analysis to determine if electric and natural gas decoupling revenue deferrals would be collected from customers within 24 months of the annual period, per ASC 980. If not, for GAAP purposes only, PSE would need to record a reserve against the decoupling revenue and a corresponding regulatory asset balance. Once the reserve is probable of collection within 24 months from the end of the annual period, the reserve can be recognized as decoupling revenue. The analysis indicated that $2.1 million of electric deferred revenue will not be collected within 24 months of the annual period; therefore an adjustment was booked to 2020 electric decoupling revenue. Natural gas deferred revenue will be collected within 24 months of the annual period; therefore, no adjustment was booked to 2020 natural gas decoupling revenue.

Power Cost Adjustment Mechanism

PSE currently has a PCA mechanism that provides for the deferral of power costs that vary from the “power cost baseline” level of power costs. The “power cost baseline” levels are set, in part, based on normalized assumptions about weather and hydroelectric conditions. Excess power costs or savings are apportioned between PSE and its customers pursuant to the graduated scale set forth in the PCA mechanism and will trigger a surcharge or refund when the cumulative deferral trigger is reached.

Effective January 1, 2017, the following graduated scale is used in the PCA mechanism:

	Company’s Share		Customers’ Share
Annual Power Cost Variability	Over	Under	Over	Under
Over or Under Collected by up to $17 million	100%	100%	—%	—%
Over or Under Collected by between $17 million – $40 million	35	50	65	50
Over or Under Collected beyond $40 + million	10	10	90	90

For the six months ended June 30, 2020, in its PCA mechanism, PSE under recovered its allowable costs by $48.8 million of which $19.5 million was apportioned to customers and $1.1 million of interest was accrued on the deferred customer balance. This compares to an under recovery of allowable costs of $46.4 million for the six months ended June 30, 2019, of which $17.3 million was apportioned to customers and accrued $0.2 million interest on the total deferred customer balance. The under recovery in 2020 led to an increase in the PCA deferral, and was a higher under recovery compared to the same period in 2019. The under recovery was due to power costs that were higher than what was collected in the allowed baseline for the six months ended June 30, 2020. Power costs have increased due to a number of factors such as the addition of new resources, increased rates on purchase power agreements and higher transmission costs. Also contributing to the under recovery in 2020 was a reduced load, used to calculate the baseline amount, which was due to warmer than normal weather in the first half of 2020 and to the effects of COVID-19 on energy usage and the economy. Contributing to the under recovery in 2019 were high power prices in the first quarter of 2019 due to cold weather in February and early March of 2019, which drove regional loads and demand for power up resulting in higher prices, and Westcoast pipeline capacity limitations, which contributed to higher natural gas and power prices.

Purchased Gas Adjustment Mechanism

On April 25, 2019, the Washington Commission approved PSE’s request for an out-of-cycle change to PGA rates with the rate change taking effect May 1, 2019. The out-of-cycle PGA filing was needed to begin amortizing a large PGA commodity deferral balance that had grown due to higher than projected commodity costs during the 2018/19 winter. These higher than projected commodity costs were primarily due to an October 9, 2018, rupture and subsequent explosion on Westcoast Pipeline which is one of the major pipelines feeding PSE’s distribution system. The pipeline was repaired in October 2018, however supply capacity on the pipeline was limited over the 2018/19 winter leading to higher prices. February weather was also much colder than normal which also increased the demand for natural gas. The out-of-cycle PGA rates were effective from May 1, 2019 through April 30, 2020 and on May 1, 2020 the rates were set to zero. At the end of the recovery period, an unamortized balance of $4.9 million remains which PSE will request to be amortized in its upcoming annual PGA filing for rates effective November 1, 2020.

On October 24, 2019, the Washington Commission approved PSE’s request for November 2019 PGA rates, with the rate change taking effect on November 1, 2019. As part of that filing, PSE requested PGA rates increase annual revenue by $17.8 million, while the new tracker rates increased by annual revenue of $100.6 million; this was in addition to continuing the collection on the remaining balance of $54.0 million from the out-of-cycle PGA. The tracker rates include deferral balances for the three separate amounts: (i) $114.4 million of under collected commodity balances deferred in February and March; (ii) a $10.8 million balance of over-collected commodity costs for the 2018 PGA, and (iii) a $4.1 million remaining balance from the $54.7 million credit to customers, caused by the 2017 over-collection, established in the 2018 tracker. The high commodity deferral balances for winter months through March 2019 were the result of three noteworthy events last winter experienced by PSE: the Enbridge pipeline rupture, unusually low temperatures in February and March, and a compressor failure in February at the Jackson Prairie storage facility. Additionally, to reduce customer impact, as part of the approved PGA filing, PSE was approved to collect $114.4 million commodity deferrals and related interest over a two year period, instead of the historic one year period, from November 2019 through October 2021. Finally, as part of the GRC final order, collection of the $114.4 million commodity deferrals and related interest was further lengthened to be collected over three years instead of two.

The following table presents the PGA mechanism balances and activity for six months ended June 30, 2020 and 2019:

Puget Energy and Puget Sound Energy

(Dollars in Thousands)	At June 30,	At December 31
PGA receivable balance and activity	2020	2019
PGA receivable beginning balance	$132,766	$9,922
Actual natural gas costs	169,697	406,162
Allowed PGA recovery	(217,916)	(289,876)
Interest	2,385	6,558

PGA receivable ending balance	$86,932	$132,766

Get to Zero Depreciation Deferral

On April 10, 2019, PSE filed an accounting petition with the Washington Commission, requesting authorization to defer depreciation expense associated with Get To Zero (GTZ) projects that were placed in service after June 30, 2018. The GTZ project consists of a number of short-lived technology upgrades. The depreciation expense associated with the GTZ projects with lives of 10 years or less that were placed in service after June 30, 2018, were deferred beginning May 1 per the petition request. As of June 30, 2020, and December 31, 2019, PSE had deferred GTZ depreciation expense balances of $41.1 million and $21.7 million, respectively. In addition to the depreciation expense deferral, PSE requested to defer carrying charges on the GTZ deferral, to be calculated utilizing the Company’s currently authorized after tax rate of return, or 6.89% per the 2018 ERF. As of June 30, 2020, and December 31, 2019, PSE has a deferred carrying charge balance of $2.0 million and $0.5 million, respectively. The GTZ accounting petition was consolidated with PSE’s 2019 GRC and on July 8, 2020, the Washington Commission issued its order in PSE’s 2019 GRC. The ruling authorized PSE to amortize deferred GTZ expenses as    proposed in the original general rate case filing. The ruling also allows continued deferral of the depreciation expense associated with GTZ investments not already approved for recovery with a book life of 10 years or less, through its next GRC. Finally, the final order changed the rate at which PSE could defer and recovery carrying charges from PSE’s authorized rate of return to the quarterly interest rate established by the FERC.

Crisis Affected Customer Assistance Program

On April 6, 2020, PSE filed with the Washington Commission revisions to its currently effective Tariff WN U-60. The purpose of this filing is to incorporate into PSE’s low-income tariff a new temporary bill assistance program, Crisis Affected Customer Assistance Program (CACAP), to mitigate the economic impact of the COVID-19 pandemic on PSE’s customers. CACAP would allow PSE customers facing financial hardship due to COVID-19 to receive up to $1,000 in bill assistance. The program puts to immediate use $11.0 million in unspent low income funds from prior years, and supplements other forms of financial assistance. The program does not require an increase to rates and is fully compatible with other low income programs. PSE made an additional filing on July 21, 2020 to increase the amount of electric funds available for distribution by $4.5 million under the CACAP program. The program will automatically end when all of the funds are disbursed or September 30, 2020 whichever is soonest. Based on the COVID-19 pandemic and resulting state of emergency, the Washington Commission allowed the tariff revisions to become effective on April 13, 2020.

Storm Damage Deferral Accounting

The Washington Commission issued a GRC order that defined deferrable storm events and provided that costs in excess of the annual cost threshold may be deferred for qualifying storm damage costs that meet the modified Institute of Electrical and Electronics Engineers outage criteria for system average interruption duration index. For the six months ended June 30, 2020, PSE incurred $9.9 million in storm-related electric transmission and distribution system restoration costs, of which no amount was deferred as a regulatory asset. This compares to $39.2 million incurred in storm-related electric transmission and distribution system restoration costs for the six months ended June 30, 2019, of which the Company deferred $0.4 million    and $28.3 million as regulatory assets related to storms that occurred in 2018 and 2019, respectively. Under the December 5, 2017, Washington Commission order regarding PSE’s GRC, the following changes to PSE’s storm deferral mechanism were approved:    (i) the cumulative annual cost threshold for deferral of storms under the mechanism increased from $8.0 million to $10.0 million effective January 1, 2018; and (ii) qualifying events where the total qualifying cost is less than $0.5 million will not qualify for deferral and these costs will also not count toward the $10.0 million annual cost threshold.

(8) Commitments and Contingencies

Colstrip

PSE has a 50% ownership interest in Colstrip Units 1 and 2 and a 25% interest in each of Colstrip Units 3 and 4. In March 2013, the Sierra Club and the Montana Environmental Information Center filed a Clean Air Act citizen suit against all Colstrip owners in the U.S. District Court, District of Montana. In July 2016, PSE reached a settlement with the Sierra Club to dismiss all of the Clean Air Act allegations against the Colstrip Generating Station, which was approved by the court in September 2016. As part of the settlement that was signed by all Colstrip owners, Colstrip 1 and 2 owners, PSE and Talen Energy Corporation (Talen), agreed to retire the two oldest units (Units 1 and 2) at Colstrip in eastern Montana no later than July 1, 2022. Depreciation rates were updated in the GRC effective December 19, 2017, where PSE’s depreciation increased for Colstrip Units 1 and 2 to recover plant costs to the expected shutdown date. Additionally, PSE has accelerated the depreciation of Colstrip Units 3 and 4, per the terms of the GRC settlement, to December 31, 2027. The GRC also repurposed PTCs and hydro-related treasury grants to recover unrecovered plant costs and to fund and recover decommissioning and remediation costs for Colstrip Units 1 through 4. The final order in the 2019 GRC further shortened the depreciable life for Colstrip 3 and 4 to December 31, 2025 to align with the requirements of the Clean Energy Transformation Act.

Consistent with a June 2019 announcement, Talen permanently shut down Units 1 and 2 at the end of the year due to operational losses associated with the Units. Colstrip Units 1 and 2 were retired effective December 31, 2019. The Washington Clean Energy Transition Act requires the Washington Commission to provide recovery of the investment, decommissioning, and remediation costs associated with the facilities that are not recovered through the repurposed PTC’s and hydro-related treasury grants. The full scope of decommissioning activities and costs may vary from the estimates that are available at this time.

On December 10, 2019, PSE announced its intention to sell its interest in Colstrip Unit 4 to NorthWestern Energy for $1. Under the agreement with NorthWestern Energy, PSE would retain its obligation to fund 25% of the environmental remediation and decommissioning costs associated with Unit 4 during PSE’s operation. The agreement is subject to approval by the Washington Commission and the Montana Public Service Commission. Additionally, PSE has agreed to enter into a power purchase agreement with NorthWestern Energy for 90 MW through 2025 to facilitate the transition, and sell a portion of its dedicated Colstrip transmission system, conditioned upon regulatory approval. Other Colstrip owners and other external parties have intervened in the pending regulatory review of this transaction, and one Colstrip owner has exercised its contractual right to purchase its pro rata share of the interest to be sold by PSE. Both the Washington Commission and the Montana Public Service Commission have placed the respective procedural calendars on hold until the terms of the deal can be updated for the additional Colstrip owner’s contractual purchase right and supplemental testimony can be filed. The original purchase agreement is written such that the purchase must close by December 31, 2020. For accounting purposes, management has evaluated the applicable held for sale criteria as of December 31, 2019, and June 30, 2020, and determined that these criteria were not met. As such, Colstrip Unit 4 is classified as Electric Utility Plant on the balance sheet, see Note 6, “Utility Plant,” to the consolidated financial statements in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2019.

Other Commitments and Contingencies

In addition to the contractual obligations and consolidated commercial commitments disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, during the six months ended June 30, 2020, the Company entered into new Electric Portfolio and Electric Wholesale Market Transaction contracts with estimated payment obligations totaling $935.3 million through 2042.

For further information, see Note 16, “Commitments and Contingencies” to the consolidated financial statements included in Item 8 of the Company’s Form 10-K for the period ended December 31, 2019.

COVID-19

The outbreak of the novel coronavirus (COVID-19) has become a global pandemic. The Company is monitoring the impact of the pandemic and taking steps to mitigate known risks. The full impact on the Company’s business from the pandemic, including governmental and regulatory response actions, is unknown at this time and difficult to predict. The Company provides a critical and essential service to its customers and the health and safety of its employees and customers is its first priority. The Company is continuously monitoring its supply chain and is working closely with essential vendors to understand the impact of COVID-19 to its business and does not currently expect service disruptions.

Government mandated stay at home orders and private work from home mandates due to COVID-19 have affected electric and gas loads for residential, commercial, and industrial customers. During the quarter ended June 30, 2020, the Company delivered lower electric and natural gas loads, 7.0% and 11.0%, respectively, when comparing weather-adjusted actual to forecast. Decreases in commercial and industrial loads were partially offset by increases in residential loads. Electric retail revenue reductions were partially offset by reduced electric supply costs and the effects of decoupling. The impact on natural gas revenue due to load was offset by gas supply cost and decoupling. The Company anticipates that electric and gas loads will continue to be impacted for the remainder of 2020, due to continued work place lock downs, work at home mandates, other government mandated quarantines, economic recession, and resurgence of the COVID-19 virus.

At the date of this report, the Company is effectively managing operations during the pandemic in order to continue to provide critical service to its customers. The Company has flexibility with capital investments and other measures to maintain sufficient liquidity over the next twelve months. The situation remains fluid and future impacts to the Company that are presently unknown or unanticipated may occur. Furthermore, the severity of impact to the Company could increase the longer the global pandemic persists.

(9) Leases

PSE has operating leases for buildings for corporate offices and operations, real estate for operating facilities and the Tacoma LNG facility, land for our wind farms, and vehicles for PSE’s fleet. The finance leases are for office printers. The leases have remaining lease terms of less than a year to 50 years. PSE’s ROU assets and lease liabilities include options to extend leases when it is reasonably certain that PSE will exercise that option.

During the fourth quarter of 2019, PSE became reasonably certain to exercise an option to extend its lease at the Port of Tacoma for an additional 25 years as a result of the approval of the Notice of Construction permit for the Tacoma LNG facility. This remeasurement resulted in an increase of the Operating lease right-of-use asset and Operating lease liabilities of $14.7 million.

The components of lease cost were as follows:

Puget Energy and Puget Sound Energy

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in Thousands)	2020	2019	2020	2019
Finance lease cost:
Amortization of right-of-use asset	$152	$124	$304	$282
Interest on lease liabilities	9	10	19	19

Total finance lease cost	$161	$134	$323	$301

Operating lease cost[1]	$5,669	$5,223	$11,149	$10,007

1

Includes $0.2 million allocated to PLNG at Puget Energy related to the Port of Tacoma lease for each of the three months ended June 30, 2020 and 2019, respectively and $0.5 million for each of the six months ended June 30, 2020 and 2019, respectively.

Supplemental cash flow information related to leases was as follows:

Puget Energy and Puget Sound Energy

	Six Months Ended June 30,
(Dollars in Thousands)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow for operating leases	$7,726	$9,131
Investing cash flow for operating leases[1]	3,423	876
Operating cash flow for finance leases	19	19
Financing cash flow for finance leases	304	282
Non-cash disclosure upon commencement of new lease
Right-of-use assets obtained in exchange for new operating lease liabilities	4,996	1,840

1	Includes $0.5 million allocated to PLNG at Puget Energy related to the Port of Tacoma lease for each of the six months ended June 30, 2020 and 2019, respectively.

Supplemental balance sheet information related to leases was as follows:

Puget Sound Energy

(Dollars in Thousands)	June 30, 2020	December 31, 2019
Operating Leases
Operating lease right-of-use asset	$179,658	$183,048

Operating leases liabilities current	16,609	15,862
Operating lease liabilities long-term	170,250	174,327

Total Operating lease liabilities:	$186,859	$190,189

Finance Leases
Common Plant	$1,185	$1,488
Other current liabilities	616	669
Other deferred credits	519	811

Total finance lease liabilities	$1,135	$1,480

Weighted Average Remaining Lease Term
Operating leases	18.93 Years	19.24 Years
Finance leases	2.29 Years	2.76 Years

Weighted Average Discount Rate
Operating leases	3.59%	3.59%
Finance leases	2.98%	2.98%

The following tables summarize the Company’s estimated future minimum lease payments as of June 30, 2020, and December 31, 2019, respectively

Maturities of lease liabilities

(Dollars in Thousands)	Future Minimum Lease Payments
At June 30,	Operating Leases	Finance Leases
2020 (remaining six months)	$11,653	$320
2021	23,222	508
2022	22,578	279
2023	22,140	98
2024	21,415	—
Thereafter	162,810	—

Total lease payments	$263,818	$1,205

Less imputed interest	(76,959)	(70)

Total	$186,859	$1,135

Maturities of lease liabilities

(Dollars in Thousands)	Future Minimum Lease Payments
At December 31,	Operating Leases	Finance Leases
2020	$22,500	$643
2021	22,527	508
2022	21,856	279
2023	21,415	98
2024	20,690	—
Thereafter	160,410	—

Total lease payments	$269,398	$1,528

Less imputed interest	(79,209)	(48)

Total net present value	$190,189	$1,480

(10)	Other

Long-Term Debt

On May 19, 2020, Puget Energy issued $650.0 million of senior secured notes (Notes) at an interest rate of 4.1%. The Notes pay interest semi-annually and are due to mature on June 15, 2030. The proceeds from the issuance of the Notes were used to pay $150.0 million under our term loan credit facility, pay $31.6 million of our revolving credit facility, and to redeem $450.0 million in principal amount of the 6.5% senior secured notes due December 15, 2020 and to pay related fees and expenses.

On June 18, 2020, Puget Energy redeemed the $450.0 million senior secured notes due December 15, 2020 and paid related fees and expenses for a total redemption price of $463.2 million. Excluding the repayment of the $450.0 million principal amount and $0.3 million of unamortized debt discount and issuance cost, the extinguishment incurred a $13.5 million loss, which includes $0.4 million of accrued interest expense and is reported in the Puget Energy “Interest Expense” line item as of June 30, 2020.

For further information, see Note 7, “Long-Term Debt” and Note 8, “Liquidity Facilities and Other Financing Arrangements” in the Company’s most recent Annual Report on Form 10K for the year ended December 31, 2019.

Short-Term Debt

During the six months ended June 30, 2020, commercial paper markets were significantly impacted for a period of time due to COVID-19, during which time the Company drew short term funding from its credit facility. Commercial paper markets improved as of June 30, 2020, at which time no amount was drawn under PSE’s credit facility and $140.0 million was outstanding under the commercial paper program at PSE. For further information, see Note 8, “Liquidity Facilities and Other Financing Arrangements” in the Company’s most recent Annual Report on Form 10K for the year ended December 31, 2019.

Puget Energy, Inc.

OFFER TO EXCHANGE ITS

4.100% Senior Secured Notes due 2030

that have been registered under the

Securities Act of 1933, as amended

for any and all of its outstanding

4.100% Senior Secured Notes due 2030

that were issued and sold in a transaction

exempt from registration

under the Securities Act of 1933, as amended

P R O S P E C T U S

October 19, 2020